Form 10-K, Exhibit 13
period 1994-09-30
ENERGEN CORP; ALABAMA GAS CORP
filed 1994-12-28
CIK 277595, 3146

                                   EXHIBIT 13

Financial Review

Management's Discussion and Analysis of Results of Operations and Financial Condition

RESULTS OF OPERATIONS
CONSOLIDATED NET INCOME

Energen achieved record net income for the fourth year in a row with earnings totaling $23.8 million ($2.19 per share) compared to fiscal 1993 net income of $18.1 million ($1.77 per share). Included in the Company's current-year earnings are one-time gains of $2 million from the sale of its propane assets and the reduction of its investment in high-temperature combustion technology. Excluding these gains, Energen would have achieved record net income of $21.8 million ($2.01 per share). Energen reported earnings of $16.6 million ($1.64 per share) in 1992. In that year, Energen adopted Statement of Financial Accounting Standard (SFAS) 109, Accounting for Income Taxes, and the cumulative effect of that change (10 cents per share) was reflected.

1994 VS. 1993: Alagasco, Energen's natural gas distribution company, earned record net income of $14.9 million compared with $13 million in fiscal 1993. The utility's investment in underground storage working gas in November 1993 increased the equity upon which Alagasco was able to earn its allowed return. The utility's return on average equity was 13.2 percent. Customer bills were not increased by the storage working gas investment as it represented a transfer of costs from the pipeline supplier to Alagasco.

Taurus Exploration Inc. (Taurus), Energen's oil and gas exploration and production company, reported net income of $6.5 million compared with fiscal 1993 earnings of $5.1 million. The 27 percent increase largely was associated with increased conventional gas activities as production more than doubled to
5.5 Bcf. Taurus also benefited from increased coalbed methane operating fees.

1993 VS. 1992: Taurus was the primary contributor to Energen's improved earnings. Taurus's net income of $5.1 million more than doubled its 1992 income from current operations of $2.3 million, largely due to increased coalbed methane operating fees and consulting revenues, decreased exploration expenses, and higher natural gas prices.

Alagasco reported record net income of $13 million, an increase of $0.6 million over the prior year. The utility earned near its allowed range of return on an increased level of equity which represented investment needed to meet the demands of a growing service area. Contributions from the Company's group of other activities decreased from the previous year primarily due to reduced income from gathering services and propane activities.

OPERATING INCOME

CONSOLIDATED: Consolidated operating income in 1994, 1993, and 1992 totaled $35.9 million, $30.3 million, and $22.8 million, respectively. The notable increase over the prior year primarily is associated with the utility, as Alagasco's operating income has tended to increase in a manner consistent with its opportunity for earning within its allowed range of return on equity. The more pronounced improvement in 1994 operating income is a direct result of its investment in underground working storage gas which was financed, in part, through the issuance of equity. Taurus again had a strong positive influence on Energen's operating income as it focused on expanding its conventional oil and gas operations and capitalizing on its coalbed methane expertise.

ALABAMA GAS CORPORATION: Alagasco generates revenues through the sale and transportation of natural gas. Shifts between transportation and sales gas can cause large variations in natural gas revenues since the transportation rate does not contain an amount representing the cost of gas. Alagasco's rate structure, however, allows similar margins on transported and sales gas; therefore, operating income is not adversely affected. Alagasco's gross natural gas sales revenues totaled $315.3 million, $303.2 million, and $285.6 million in 1994, 1993, and 1992, respectively. Rate relief created the majority of the increase in 1994. The increase for 1993 primarily was due to higher gas costs, increased sales to core customers, and rate relief, partially offset by decreased sales to large commercial and industrial customers who shifted to transportation.

====================================================================================================================================
Years ended September 30,
(dollars in thousands)                                                             1994             1993             1992
====================================================================================================================================
Gross natural gas sales revenues                                                 $ 315,317        $ 303,178        $ 285,637
Cost of natural gas                                                               (188,592)        (187,800)        (176,411)
Revenue taxes                                                                      (20,018)         (18,540)         (15,674)
- ------------------------------------------------------------------------------------------------------------------------------------
Net natural gas sales margin                                                       106,707           96,838           93,552
Net natural gas transportation margin                                               29,320           27,382           25,089
- ------------------------------------------------------------------------------------------------------------------------------------
Net natural gas sales and transportation
 margin                                                                          $ 136,027         $124,220        $ 118,641
====================================================================================================================================
Natural gas sales volumes (MMcf)
   Residential                                                                      31,254           30,957           29,119
   Commercial and industrial--small                                                 13,536           13,853           13,860
   Commercial and industrial--large                                                    106              282            2,654
- ------------------------------------------------------------------------------------------------------------------------------------
Total natural gas sales volumes                                                     44,896           45,092           45,633
Natural gas transportation volumes (MMcf)                                           52,635           49,346           46,235
====================================================================================================================================
Total deliveries (MMcf)                                                             97,531           94,438           91,868
====================================================================================================================================

Residential sales volumes, which tend to fluctuate as a function of weather, remained relatively stable in the current year following a 6 percent increase in 1993. Weather in Alagasco's service area was 2 percent colder than normal in 1994, 1 percent colder than normal in 1993, and 6 percent warmer than normal in 1992. While weather typically affects customers' usage of natural gas, Alagasco's operating margins remain unaffected due to a real-time temperature adjustment provision which lets Alagasco adjust customer bills monthly to reflect changes in usage due to variances from normal temperatures.

Sales and transportation volumes to commercial, industrial and municipal customers totaled 66.3 Bcf in 1994, 63.5 Bcf in 1993, and 62.7 Bcf in 1992. The 4 percent increase in 1994 represents the addition of several industrial customers. Volumes were relatively stable in 1993.

The utility's 1994 unit cost of gas virtually was unchanged from 1993. Firm and spot market prices were lower on stable sales volumes; however, the resulting decrease largely was offset by the inclusion in the current year of gas supply realignment costs incurred in connection with the implementation of FERC Order
636. In 1993 the increased cost of firm and spot market gas supplies resulted in a 7 percent increase in the unit cost of gas.

Operations and maintenance (O&M) expenses increased 9 percent and 7 percent in 1994 and 1993, respectively, primarily due to increases in labor and related expenses. Of the 9 percent increase in 1994, 3 percent related to the adoption of SFAS 106, Employers' Accounting For Postretirement Benefits Other Than Pensions, for employees under labor union agreements. On a per customer basis, the remainder of the O&M expense increase fell within the index range established by the Alabama Public Service Commission (APSC). In 1993 the increase in O&M expense per customer exceeded the APSC index range and necessitated the return to customers of a portion of the excess.

Depreciation expense rose 4 percent in 1994 consistent with growth in the utility's depreciable base. In 1993 depreciation expense remained stable as the increases in depreciable base were offset by lower average depreciation rates resulting from a change in both APSC-established rates and the composition of depreciable assets. Alagasco's expense for taxes other than income primarily reflects various state and local business taxes as well as payroll-related taxes; state and local business taxes are generally based on gross receipts and fluctuate accordingly.

As discussed more fully in Note 3, Alagasco is subject to regulation by the APSC, which is expected to consider renewal of the utility's rate-setting mechanism following the completion of its review of certain mandates under the Energy Policy Act of 1992. Changes, if any, to the utility's present rate-setting assumptions or provisions could have an impact on its net income for 1995 and beyond.

TAURUS: Taurus continued to focus on its conventional oil and gas strategy in 1994 as evidenced by its mix of conventional and coalbed methane production. Conventional oil and gas constituted 64 percent of total 1994 production compared to 49 percent and 25 percent in 1993 and 1992, respectively. Accordingly, the $5.8 million increase in natural gas production revenues in the current year almost exclusively was due to higher conventional production which more than doubled the prior year's levels. Oil revenues declined slightly primarily as a result of a 17 percent decrease in oil prices. In 1993 natural gas revenues increased $1.1 million largely due to a 13 percent increase in average natural gas sales prices. The $0.9 million increase in oil revenue primarily was due to a 41 percent increase in volumes.

====================================================================================================================================
Years ended September 30,
(dollars in thousands, except unit price)                                             1994             1993             1992
====================================================================================================================================
Revenues
   Natural gas production                                                         $ 17,292         $ 11,449         $ 10,364
   Oil production                                                                    2,725            3,484            2,559
   Operating and consulting fees                                                     5,194            4,954            2,795
- ------------------------------------------------------------------------------------------------------------------------------------
   Total Revenues                                                                 $ 25,211         $ 19,887         $ 15,718
====================================================================================================================================
Production volumes
   Natural gas (MMcf)                                                                9,169            6,245            6,415
   Oil (MBbl)                                                                          191              204              145
====================================================================================================================================
Average unit sales price
   Natural gas (per Mcf)                                                          $   1.89         $   1.83         $   1.62
   Oil (per Bbl)                                                                  $  14.25         $  17.09         $  17.65
- ------------------------------------------------------------------------------------------------------------------------------------

Increased operating fees virtually were offset by decreased consulting fees in the current year. Operating fees represent a percentage of net proceeds on certain coalbed methane properties, as defined by the related operating agreements, and vary with changes in natural gas prices, production volumes and operating expenses. The $1 million increase in operating fees resulted from increased production and the addition of TECO Coalbed Methane's CDM Project in late 1993. Consulting fees decreased $0.8 million due to the completion of several projects partially offset by revenue from the new strategic alliance with Conoco Inc. For 1993 operating fees and consulting revenues increased $2.2 million. The $1.4 increase in operating fees primarily resulted from increased natural gas prices and a new 47-well program. Consulting fees were $0.8 million higher due to the addition of new projects.

The $2 million increase in operations expense over the prior year primarily was due to increased exploration and lease operating expenses. Exploration expense exceeded the prior year by $1.3 million due to the expansion of Taurus's exploratory efforts. Operating expenses for several offshore properties brought on-line in late 1993 and early 1994 caused the increased lease operating expenses. A $3.8 million decrease in 1993 primarily resulted from lower exploration expense and lower labor and related expenses.

Depreciation, depletion, and amortization increased 30 percent in 1994 due to a significant increase in production volumes. The depletion rate (78 cents) was unchanged from the previous year. A 13 percent decrease in 1993 over the prior year primarily was the result of decreased depletion rates (84 cents).

OTHER ACTIVITIES AND INTERCOMPANY ELIMINATIONS: Operating income from Energen's group of other activities increased in 1994 due to increased contribution from propane activities prior to the asset sale and increased contribution from its merchandising operations. The 1993 decrease primarily reflects reduced contribution from its gathering services and propane activities.

Intercompany revenue eliminations for 1994, 1993, and 1992 totaled $8.1 million, $8.3 million, and $9.6 million, respectively, and vary primarily based on intercompany natural gas and merchandising sales.

NON-OPERATING ITEMS

CONSOLIDATED: Interest expense in 1994 increased 7 percent over 1993. Increases resulting from the issuance of $50 million in medium-term notes in 1994 and the inclusion for a full year of the Series 1993 Notes were offset in part by decreased average short-term borrowings. Interest expense increased only slightly in 1993 as the effects of increased average short-term borrowings virtually were offset by a slight decrease in average long-term debt and declining interest rates.

Total other expense decreased $3.2 million in the current year primarily due to the inclusion of one-time pre-tax gains associated with the sale of the Company's propane assets ($2.1 million) and the sale of the Company's investment in equity securities ($1.5 million). An increase of $2.1 million in 1993 reflects the inclusion in 1992 of a one-time gain from the sale of a portion of Taurus's coalbed methane properties.

The Company's effective tax rates in 1994, 1993, and 1992 were lower than statutory federal tax rates in each of those years primarily due to the recognition of nonconventional fuel tax credits and the amortization of investment tax credits. Income tax expense increases in both years primarily resulted from increased consolidated pre-tax income. In 1993 a 25 percent decrease in the recognition of nonconventional fuel tax credits over the previous year also contributed to the increase. The Company's effective tax rates are expected to remain lower than statutory federal rates in the near future as all tax credits generated are expected to be recognized.

FINANCIAL POSITION AND LIQUIDITY

The Company's net cash from operating activities totaled $34.3 million, $40.4 million, and 30.3 million in 1994, 1993, and 1992, respectively. Operating cash flows in 1994 were strongly influenced by the implementation of Order 636 and the resulting purchase of storage gas by Alagasco. The initial investment in November 1993 was approximately $28 million and averaged $21 million over the full year; by year-end, the total capital employed related to storage gas was $24 million. Offsetting this investment was the timing of the recovery of gas supply adjustment costs. In addition, cash flow was affected by fluctuations in other receivables and payables which are generally the result of timing.

Cash used in investing activities decreased $13.5 million in 1994 to $28 million. The proceeds received for both the sale of assets and equity securities totaled $13.4 million and effectively offset the cash used for capital additions, which was comparable in both years. Net cash used in 1993 increased to $41.5 million primarily as a result of significantly increased oil and gas expenditures associated with Taurus's investment in conventional producing properties.

Cash provided by financing activities in 1994 was $6.2 million. Proceeds from the issuance of 550,000 shares of Energen common stock in November totaled $13.5 million and were used to help fund the purchase of underground storage working gas. Additionally, Alagasco issued $50 million of medium-term notes to fund the balance of the storage investment, redeem its 8.75 percent debentures, reduce its short-term debt, and fund additional capital needs. The notes offered investors a combination of interest rates and investment periods: from
5.4 percent to 7.2 percent for notes redeemable December 1, 1998, to December 15, 2023. In 1993 cash provided by financing activities was $5.7 million as compared to a use of $14.9 million in 1992. The Series 1993 Notes provided $14.6 million which was used to repay short-term indebtedness incurred in the acquisition of conventional oil and gas reserves and for coalbed methane development activities. The utility used $15.6 million in short-term borrowings to redeem the remainder of its Series F and Series G First Mortgage Bonds and its preferred stock in addition to its scheduled payments.

CAPITAL EXPENDITURES

NATURAL GAS DISTRIBUTION: During the last three fiscal years, Alagasco has invested $80.8 million for capital projects; $68.4 million was spent on normal expansion replacements and support of its distribution system; $6.4 million was used in connection with the development of a new customer information system; $3.8 million was used to improve gas availability; and $2.2 million was used to purchase two municipal gas distribution systems.

====================================================================================================================================
Years ended September 30,
(in thousands)                                                                      1994             1993             1992
====================================================================================================================================
Capital expenditures for:
   Renewals, replacements, system
     expansion and other                                                          $ 30,264         $ 19,438         $ 18,658
   Additions to improve gas availability                                             1,644            1,569              563
   Municipal gas system acquisitions                                                   178            1,086            1,007
   Customer information system                                                       6,387                -                -
- ------------------------------------------------------------------------------------------------------------------------------------
      Total                                                                       $ 38,473         $ 22,093         $ 20,228
====================================================================================================================================

EXPLORATION AND PRODUCTION: Taurus spent $35.5 million for capital projects over the last three years. Of that total, $4.9 million was charged to income as exploration expense. Expenditures for conventional oil and gas activities over the last three years totaled $29.8 million and primarily reflect Taurus's investment in proved property acquisitions and exploration and development of offshore natural gas properties. Expenditures for nonconventional oil and gas activities for the last three years totaled $4 million.


====================================================================================================================================
Years ended September 30,
(dollars in thousands)                                                              1994             1993             1992
====================================================================================================================================
Capital and exploration expenditures for:
   Conventional oil and gas                                                        $ 7,853         $ 20,777          $ 1,203
   Nonconventional gas                                                                 217            1,007            2,742
   Other                                                                               900              397              441
- ------------------------------------------------------------------------------------------------------------------------------------
      Total                                                                        $ 8,970         $ 22,181          $ 4,386
====================================================================================================================================
Exploration expenditures charged to
   income (included above) for:
    Conventional oil and gas                                                       $ 1,577            $ 731            $ 504
    Nonconventional gas                                                                 37                1            2,044
- ------------------------------------------------------------------------------------------------------------------------------------
       Total                                                                       $ 1,614            $ 732          $ 2,548
====================================================================================================================================

OTHER ACTIVITIES: Capital expenditures by Energen's other activities totaled $1.5 million during the last three fiscal years and included two propane acquisitions in 1992.

FUTURE CAPITAL EXPENDITURES AND LIQUIDITY

Capital and exploration expenditures could approximate $66 million in 1995, excluding municipal gas system acquisitions, and primarily represent additions for normal distribution system expansion, the development of a new customer information system at Alagasco, and oil and gas development activities. In addition, the Company will maintain an investment in storage working gas which is anticipated to average $19 million in 1995. The Company anticipates funding these capital requirements through internally generated capital and the utilization of short-term credit facilities. Energen has short-term credit facilities totaling $110 million available for working capital needs, with $6 million and $40 million employed at September 30, 1994 and 1993, respectively.

The Company's oil and gas subsidiary periodically enters into futures contracts to hedge its exposure to price fluctuations on oil and gas production. Under this program, Taurus has entered into futures contracts for the sale of 5 Bcf of its fiscal 1995 gas production at an average contract price of $2.17 and for the sale of 160,000 barrels of its oil production at an average contract price of $18.61.

As previously discussed, the Company anticipates its effective income tax rates to remain lower than statutory federal tax rates due to the recognition of nonconventional fuel tax credits; the Company will receive cash benefit for a portion of those tax credits in the future due to alternative minimum tax provisions.

Consolidated Statements Of Income
Energen Corporation and Subsidiaries

====================================================================================================================================
Years ended September 30, (in thousands, except share data)                          1994             1993             1992
====================================================================================================================================
OPERATING REVENUES
Natural gas distribution                                                         $  344,637       $  330,560       $  310,726
Oil and gas production                                                               25,211           19,887           15,718
Other                                                                                15,401           14,926           15,099
Intercompany eliminations                                                            (8,176)          (8,257)          (9,561)
- ------------------------------------------------------------------------------------------------------------------------------------
     Total operating revenues                                                       377,073          357,116          331,982
- ------------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
Cost of gas                                                                         184,458          182,925          170,079
Operations                                                                           91,787           84,050           81,707
Maintenance                                                                           9,469            9,235            9,067
Depreciation, depletion and amortization                                             28,000           25,289           26,274
Taxes, other than income taxes                                                       27,451           25,350           22,062
- ------------------------------------------------------------------------------------------------------------------------------------
     Total operating expenses                                                       341,165          326,849          309,189
- ------------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                                     35,908           30,267           22,793
- ------------------------------------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE)
Interest expense, net of amounts capitalized                                        (11,345)         (10,605)         (10,415)
Dividends on preferred stock of subsidiary                                                -              (70)             (85)
Gain on sale of assets                                                                2,142                -            2,763
Other, net                                                                            3,657            1,897            1,013
- ------------------------------------------------------------------------------------------------------------------------------------
     Total other income (expense)                                                    (5,546)          (8,778)          (6,724)
- ------------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                                           30,362           21,489           16,069
Income taxes                                                                          6,611            3,408              382
- ------------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN
ACCOUNTING PRINCIPLE                                                                 23,751           18,081           15,687
Cumulative effect of change in accounting principle                                       -                -              941
====================================================================================================================================
NET INCOME                                                                       $   23,751       $   18,081       $   16,628
====================================================================================================================================
EARNINGS PER AVERAGE COMMON SHARE
Income before cumulative effect                                                  $     2.19       $     1.77       $     1.54
Cumulative effect of change in accounting principle                                       -                -              .10
- ------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                       $     2.19       $     1.77       $     1.64
====================================================================================================================================
AVERAGE COMMON SHARES OUTSTANDING                                                10,833,619       10,236,926       10,168,111
====================================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets
Energen Corporation and Subsidiaries

====================================================================================================================================
As of September 30, (in thousands)                                                                  1994             1993
====================================================================================================================================
ASSETS

PROPERTY, PLANT AND EQUIPMENT
Utility plant                                                                                     $ 464,593        $ 429,115
Less accumulated depreciation                                                                       231,327          215,892
- ------------------------------------------------------------------------------------------------------------------------------------
  Utility plant, net                                                                                233,266          213,223
- ------------------------------------------------------------------------------------------------------------------------------------
Oil and gas properties, successful efforts method                                                    92,355           86,077
Less accumulated depreciation, depletion and amortization                                            43,052           35,150
- ------------------------------------------------------------------------------------------------------------------------------------
  Oil and gas properties, net                                                                        49,303           50,927
- ------------------------------------------------------------------------------------------------------------------------------------
Other property, net                                                                                   4,613            8,947
- ------------------------------------------------------------------------------------------------------------------------------------
     Total property, plant and equipment, net                                                       287,182          273,097
- ------------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                                                            27,526           15,008
Accounts receivable, net of allowance for doubtful accounts of $2,037 in 1994 and
  $1,927 in 1993                                                                                     34,145           36,181
Inventories, at average cost
  Storage gas inventory                                                                              24,363                -
  Materials and supplies                                                                              7,589            8,957
  Liquified natural gas in storage                                                                    3,349            3,636
Deferred gas costs                                                                                    1,460            2,966
Deferred income taxes                                                                                 7,542            4,090
Prepayments and other                                                                                 3,117            4,034
- ------------------------------------------------------------------------------------------------------------------------------------
     Total current assets                                                                           109,091           74,872
- ------------------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS
Notes receivable                                                                                      3,911            6,798
Deferred charges and other                                                                           11,130           15,918
- ------------------------------------------------------------------------------------------------------------------------------------
     Total other assets                                                                              15,041           22,716
- ------------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                      $ 411,314        $ 370,685
====================================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

====================================================================================================================================
As of September 30, (in thousands)                                                                 1994              1993
====================================================================================================================================
CAPITAL AND LIABILITIES

CAPITALIZATION
Preferred stock, cumulative, $0.01 par value, 5,000,000 shares authorized                       $        -       $        -
Common shareholders' equity
   Common stock, $0.01 par value; 30,000,000 shares authorized, 10,917,904 shares
      outstanding in 1994 and 10,320,317 shares outstanding in 1993                                    109              103
   Premium on capital stock                                                                         81,073           66,368
   Capital surplus                                                                                   2,802            2,802
   Retained earnings                                                                                83,042           71,040
- ------------------------------------------------------------------------------------------------------------------------------------
   Total common shareholders' equity                                                               167,026          140,313
Long-term debt                                                                                     118,302           85,852
- ------------------------------------------------------------------------------------------------------------------------------------
     Total capitalization                                                                          285,328          226,165
- ------------------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Long-term debt due within one year                                                                  10,123            5,043
Notes payable to banks                                                                               6,000           40,000
Accounts payable                                                                                    27,480           27,609
Accrued taxes                                                                                       13,083            9,656
Customers' deposits                                                                                 17,462           16,719
Amounts due customers                                                                               11,734            5,105
Accrued wages and benefits                                                                           9,662            8,054
Other                                                                                               15,129           13,232
- ------------------------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                                     110,673          125,418
- ------------------------------------------------------------------------------------------------------------------------------------
DEFERRED CREDITS AND OTHER LIABILITIES
Deferred income taxes                                                                                1,706              480
Accumulated deferred investment tax credits                                                          4,590            5,077
Other                                                                                                9,017           13,545
- ------------------------------------------------------------------------------------------------------------------------------------
     Total deferred credits and other liabilities                                                   15,313           19,102
- ------------------------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES                                                                            -                -
- ------------------------------------------------------------------------------------------------------------------------------------
TOTAL CAPITAL AND LIABILITIES                                                                   $  411,314       $  370,685
====================================================================================================================================

Consolidated Statements Of Shareholders Equity

Energen Corporation and Subsidiaries

====================================================================================================================================
(In thousands, except share amounts)
====================================================================================================================================
                                                                      Common Stock
                                                               -----------------------
                                                               Number of        Par        Premium on    Capital    Retained
                                                                 Shares        Value     Capital Stock   Surplus    Earnings
- ------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1991                                  10,104,482      $ 101       $ 61,745      $ 2,802   $ 57,347
Net income                                                                                                           16,628
Shares issued for:
   Dividend reinvestment plan                                       8,483                       153
   Employee benefit plans                                          69,633          1          1,347
Cash dividends--$1.01 per share                                                                                     (10,266)
- ------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1992                                  10,182,598        102         63,245        2,802     63,709
Net income                                                                                                           18,081
Shares issued for:
   Dividend reinvestment plan                                      20,862                       474
   Employee benefit plans                                         116,857          1          2,649
Cash dividends--$1.05 per share                                                                                    (10,750)
- ------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1993                                  10,320,317        103         66,368        2,802     71,040
Net income                                                                                                           23,751
Shares issued for:
    Stock offering                                                550,000          6         13,531
    Dividend reinvestment plan                                      7,717                       181
    Employee benefit plans                                         39,870                       993
Cash dividends -- $1.09 per share                                                                                   (11,749)
- ------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1994                                  10,917,904      $ 109       $ 81,073      $ 2,802    $ 83,042
====================================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements Of Cash Flows

Energen Corporation and Subsidiaries

====================================================================================================================================
Years ended September 30, (in thousands)                                            1994              1993            1992
====================================================================================================================================
OPERATING ACTIVITIES

Net income                                                                        $ 23,751          $ 18,081        $ 16,628
Adjustments to reconcile net income to net cash provided by
  operating activities:
    Depreciation, depletion and amortization                                        28,000            25,289          26,274
    Deferred income taxes, net                                                      (2,802)             (785)         (4,441)
    Deferred investment tax credits, net                                              (487)             (528)           (535)
    Gain on sale of assets                                                          (2,142)                -          (2,763)
    Gain on sale of equity securities                                               (2,878)                -               -
    Net change in:
      Accounts receivable                                                            1,523            (6,360)         (3,615)
      Inventories                                                                  (23,467)              466             438
      Accounts payable                                                                (129)            4,990           4,405
      Other current assets and liabilities                                           15,798           (1,808)         (3,394)
    Other, net                                                                       (2,824)           1,096          (2,695)
- ------------------------------------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                                    34,343           40,441          30,302
- ------------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Additions to property, plant and equipment                                          (45,543)         (43,672)        (22,533)
Proceeds from sale of assets                                                          8,624                -          10,750
Proceeds from sale of equity securities                                               4,808                -               -
Payments on notes receivable                                                          1,639            1,388               -
Other, net                                                                            2,485              819             383
- ------------------------------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                                          (27,987)         (41,465)        (11,400)
- ------------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Payment of dividends on common stock                                                (11,749)         (10,750)        (10,266)
Issuance of common stock                                                             14,711            3,124           1,501
Reduction of long-term debt and preferred stock of subsidiary                       (12,470)         (21,200)         (7,302)
Proceeds from issuance of medium-term notes                                          49,670           14,555          19,200
Net change in short-term debt                                                       (34,000)          20,000         (18,000)
- ------------------------------------------------------------------------------------------------------------------------------------
     Net cash provided by (used in) financing activities                              6,162            5,729         (14,867)
- ------------------------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                              12,518            4,705            4,035
Cash and cash equivalents at beginning of period                                     15,008           10,303            6,268
- ------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                        $  27,526         $ 15,008        $  10,303
====================================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes To Consolidated Financial Statements

Energen Corporation and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES   Energen Corporation (the
Company) is a diversified energy holding company engaged primarily in the distribution, exploration and production of natural gas, principally in central and north Alabama. The following is a description of the Company's significant accounting policies and practices.

A. Principles of Consolidation
The accompanying financial statements include the accounts of Energen Corporation and its subsidiaries, principally Alabama Gas Corporation (Alagasco), after elimination of all significant intercompany transactions in consolidation. Until May 1994, the Company owned a 41 percent interest in American Combustion Inc. and accounted for that investment under the equity method. Following the sale of a majority of that interest in the current year, the Company accounts for its remaining 8 percent investment under the cost method.

B. Property, Plant and Equipment and Related Depreciation
Property, plant and equipment (principally utility plant) is stated at cost. The cost of utility plant includes an allowance for funds used during construction. Maintenance is charged for the cost of normal repairs and the renewal or replacement of an item of property which is less than a retirement unit. When property which represents a retirement unit is replaced or removed, the cost of such property is credited to utility plant and, together with the cost of removal less salvage, is charged to the accumulated reserve for depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of utility property at rates established by the Alabama Public Service Commission (APSC). Approved depreciation rates averaged approximately 4.3 percent in 1994 and 1993 and 4.4 percent in 1992.

C. Operating Revenue and Gas Costs
In accordance with industry practice, the Company records natural gas distribution revenue on a monthly and cycle billing basis. The Company extends credit to its residential and industrial utility customers which are located primarily in central and north Alabama. The commodity cost of purchased gas applicable to gas delivered to customers but not yet billed under the cycle billing method is deferred as a current asset.

D. Income Taxes
The Company's deferred income taxes reflect the impact of temporary differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes and are measured in compliance with enacted tax laws. Investment tax credits have been deferred and are being amortized over the lives of the related assets.

E. Oil and Gas Producing Activities
The Company follows the successful efforts method of accounting for costs incurred in the exploration and development of oil and gas reserves. Lease acquisition costs are capitalized initially, and unproved properties are reviewed periodically to determine if there has been impairment of the carrying value, with any such impairment charged to exploration expense currently. Exploratory drilling costs are capitalized pending determination of proved reserves. If proved reserves are not discovered, the exploratory drilling costs are expensed. Other exploration costs, including geological and geophysical costs, are expensed as incurred. All development costs are capitalized. Depreciation, depletion and amortization is determined on a field-by-field basis using the unit-of-production method based on proved reserves. A provision for anticipated abandonment and restoration costs at the end of a property's useful life is made through depreciation expense. The Company's oil and gas subsidiary periodically enters into futures contracts to hedge its exposure to price fluctuations on oil and gas production. Gains and losses on futures contracts are recognized in the income statement as the hedged volumes are produced.

F. Cash Equivalents
The Company includes highly liquid marketable securities and debt instruments purchased with a maturity of three months or less in cash equivalents.

2. LONG-TERM DEBT AND NOTES PAYABLE   Long-term debt consists of the following:

====================================================================================================================================
As of September 30, (in thousands)                                                                  1994             1993
====================================================================================================================================
Energen Corporation:
   8% debentures, due up to $1,000,000 annually to February 1, 2007                                $ 19,935         $ 19,960
   Series 1993 notes, interest ranging from 4.65% to 7.25%, due annually beginning
      March 1, 1996, in payments ranging from $775,000 to $1,675,000 to March 1, 2008                14,976           15,000
   Notes payable, interest ranging from 9.3% to 10.05%, scheduled to be repaid in 1995                6,300            7,100
Alabama Gas Corporation:
   First Mortgage Bonds, 11% Series H, due $1,500,000 annually to January 15, 1999                    7,500            9,000
   Medium-term notes, interest ranging from 5.4% to 7.2%, for notes redeemable
       December 1, 1998, to December 15, 2023                                                        50,000                -
   9% debentures, due up to $1,200,000 annually to November 1, 2014                                  28,758           28,758
   8.75% debentures, redeemed during fiscal year 1994                                                     -            8,299
   Mortgage note payable, due $30,800 quarterly to April 1, 2002;
      interest is variable                                                                              956            1,048
Other Entities:
   First Mortgage Note, repaid during fiscal year 1994                                                    -            1,680
   Other                                                                                                  -               50
- ------------------------------------------------------------------------------------------------------------------------------------
Total                                                                                               128,425           90,895
Less amounts due within one year                                                                     10,123            5,043
- ------------------------------------------------------------------------------------------------------------------------------------
   Total                                                                                           $118,302         $ 85,852
====================================================================================================================================

Substantially all utility plant serves as collateral for the Alabama Gas Corporation First Mortgage Bonds. Utility plant having a net book value of $1,703,000 serves as collateral for the mortgage note payable which has a variable interest rate of 1.47 percent above the 91-day U.S. Treasury Bill rate, adjusted quarterly. The applicable year-end interest rates were 5.66 percent and 4.54 percent for 1994 and 1993, respectively.

The aggregate maturities of long-term debt for the next five years are as follows:

====================================================================================================================================
                                           Years ending September 30, (in thousands)
====================================================================================================================================
          1995                    1996                        1997                    1998                   1999
- ------------------------------------------------------------------------------------------------------------------------------------
        $10,123                  $4,598                      $4,648                  $4,698                 $10,073
====================================================================================================================================

The Company and Alagasco are subject to various restrictions on the payment of dividends. The most restrictive provisions are: (1) Under Energen's 8 percent debentures, dividends or other distributions with respect to common stock may not be made unless the Company maintains a minimum consolidated tangible net worth of $80 million; at September 30, 1994, Energen had a tangible net worth of $166,799,000; and, (2) Under Alagasco's 9 percent debentures, utility dividends or other distributions with respect to utility common stock may not be made unless the utility maintains a consolidated tangible net worth, as defined, of at least $50 million. At September 30, 1994, Alagasco had a tangible net worth of $115,364,000.

The Company and Alagasco have short-term credit lines and other credit facilities of $110 million available to either entity for working capital needs.

The following is a summary of information relating to notes payable to banks:

====================================================================================================================================
As of September 30, (in thousands)                                                 1994             1993             1992
====================================================================================================================================
Amount outstanding                                                               $   6,000        $  40,000        $  20,000
Available for borrowings                                                           104,000           70,000           90,000
- ------------------------------------------------------------------------------------------------------------------------------------
     Total                                                                       $ 110,000        $ 110,000        $ 110,000
====================================================================================================================================
Maximum amount outstanding at any month-end                                      $  60,000        $  43,000        $  43,000
Average daily amount outstanding                                                 $  13,836        $  31,318        $  28,642
Weighted average interest rates based on:
   Average daily amount outstanding                                                  3.32%            3.42%            4.74%
   Amount outstanding at year-end                                                    5.17%            3.33%            3.42%
====================================================================================================================================

Total interest expense for Energen in 1994, 1993 and 1992 was $11,345,000, $10,605,000, and $10,476,000 (of which $61,000 was capitalized), respectively.

3. REGULATORY   As an Alabama utility, Alagasco is subject to regulation by the
APSC which, in 1983, established the Rate Stabilization and Equalization (RSE) rate-setting process. RSE was extended for the third time on December 3, 1990, for a three-year period. Under the terms of that extension, RSE shall continue after November 30, 1993, unless, after notice to the Company, the Commission votes to either modify or discontinue its operation. On October 4, 1993, the Commission unanimously voted to extend RSE until such time as certain hearings mandated by the Energy Policy Act of 1992 (Energy Act) in connection with integrated resource planning and demand-side management programs are completed. The Energy Act proceedings are expected to conclude during fiscal 1995 at which time it is expected that the Commission will consider renewal of RSE.

Under RSE as extended, the APSC conducts quarterly reviews to determine, based on Alagasco's projections and fiscal year-to-date performance, whether Alagasco's return on equity for the fiscal year will be within the allowed range of 13.15 percent to 13.65 percent. Reductions in rates can be made quarterly to bring the projected return within the allowed range. Increases, however, are allowed only once each fiscal year, effective December 1, and cannot exceed 4 percent of prior-year revenues. RSE limits the utility's equity upon which a return is permitted to 60 percent of total capitalization and provides for certain cost control measures designed to monitor the Company's operations and maintenance (O&M) expense. If O&M expense per customer falls within 1.25 percentage points above or below the Consumer Price Index For All Urban Customers (index range), no adjustment is required. If, however, O&M expense per customer exceeds the index range, three-quarters of the difference will be returned to the customers. To the extent O&M expense per customer is less than the index range, the utility will benefit by one-half of the difference through future rate adjustments. Effective December 15, 1990, the APSC approved a temperature adjustment to customers' monthly bills to mitigate the effect of departures from normal temperature on Alagasco's earnings. The calculation is performed monthly, and adjustments to customer's bills are made in the same month the weather variation occurs.

The Company's rate schedules for natural gas distribution charges contained a Purchased Gas Adjustment (PGA) rider in 1993 which permitted the pass-through of changes in gas costs to customers. The APSC approved, effective October 4, 1993, the replacement of the PGA rider with the new Gas Supply Adjustment rider in order to accommodate changes in gas supply purchases resulting from implementation of FERC Order 636, including gas supply realignment surcharges imposed by the Company's suppliers.

In accordance with APSC-directed regulatory accounting procedures, Alagasco in 1989 began returning excess utility deferred taxes which resulted from a reduction in the federal statutory tax rate from 46 percent to 34 percent using the average rate assumption method. This method provides for the return to ratepayers of excess deferred taxes over the lives of the related assets. In 1993 those excess taxes were reduced as a result of a federal tax rate increase from 34 percent to 35 percent. Approximately $3.1 million of remaining excess utility deferred taxes are being returned to ratepayers over approximately 16 years.

4. INCOME TAXES   The components of income taxes consist of the following:

====================================================================================================================================
For the years ended September 30, (in thousands)                                     1994             1993            1992
====================================================================================================================================
Taxes estimated to be payable currently:
   Federal                                                                       $   8,550        $   3,905        $   4,836
   State                                                                             1,369              611              522
- ------------------------------------------------------------------------------------------------------------------------------------
  Total current                                                                      9,919            4,516            5,358
- ------------------------------------------------------------------------------------------------------------------------------------
Taxes deferred:
   Federal                                                                          (2,976)          (1,280)          (5,214)
   State                                                                              (332)             172              238
- ------------------------------------------------------------------------------------------------------------------------------------
  Total deferred                                                                    (3,308)          (1,108)          (4,976)
- ------------------------------------------------------------------------------------------------------------------------------------
Total income tax expense                                                         $   6,611        $   3,408        $     382
====================================================================================================================================

As discussed in Note 14, the Company adopted SFAS 109 as of October 1, 1991, and the cumulative effect of this change is reported in the 1992 consolidated statements of income.

Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities for 1994 and 1993 are as follows:

====================================================================================================================================
As of September 30, (in thousands)                                                                     1994             1993
====================================================================================================================================
Deferred tax assets:
   Deferred investment tax credits                                                                  $ 1,567          $ 1,748
   Regulatory liabilities                                                                             2,585            2,866
   Minimum tax credit                                                                                12,469           12,043
   Insurance and accruals                                                                             1,568            1,010
   Unbilled revenue                                                                                   1,454            1,426
   Other, net                                                                                         6,448            4,797
- ------------------------------------------------------------------------------------------------------------------------------------
      Subtotal                                                                                       26,091           23,890
      Valuation allowance                                                                                 -                -
- ------------------------------------------------------------------------------------------------------------------------------------
         Total deferred tax assets                                                                 $ 26,091         $ 23,890
====================================================================================================================================
Deferred tax liabilities:
   Depreciation and basis differences                                                              $ 16,905         $ 16,635
   Basis differences on oil and gas producing properties                                              1,564            1,221
   Pension and other benefit costs                                                                    1,306            1,222
   Other, net                                                                                           480            1,202
- ------------------------------------------------------------------------------------------------------------------------------------
         Total deferred tax liabilities                                                            $ 20,255         $ 20,280
====================================================================================================================================

No valuation allowance with respect to deferred taxes is deemed necessary, as the Company anticipates generating adequate future taxable income to realize the benefits of all deferred tax assets on the balance sheet. As of September 30, 1994, the amount of minimum tax credit which can be carried forward indefinitely to reduce future regular tax liability is $12,469,000.

Total income tax expense differs from the amount which would be provided by applying the statutory federal income tax rate to pretax earnings as illustrated below:

====================================================================================================================================
For the years ended September 30, (in thousands)                                    1994             1993             1992
====================================================================================================================================
Income tax expense at statutory federal income tax rate                           $ 10,627         $  7,467         $  5,464
Increase (decrease) resulting from:
   Nonconventional fuel credits--current                                            (4,259)          (1,374)          (1,302)
   Nonconventional fuel credits--deferred                                              127           (2,446)          (3,775)
   Investment tax credits--deferred                                                   (487)            (528)            (535)
   Return of utility excess deferred taxes                                             (76)            (172)               -
   State income taxes, net of federal income tax benefit                               700              639              609
   Other, net                                                                          (21)            (178)             (79)
- ------------------------------------------------------------------------------------------------------------------------------------
Total income tax expense                                                          $  6,611         $  3,408         $    382
====================================================================================================================================

5. RETIREMENT INCOME PLANS AND OTHER BENEFITS   The Company has two defined
benefit non-contributory pension plans which cover a majority of employees. Benefits are based on years of service and final earnings. The Company's policy is to use the "projected unit credit" actuarial method for funding and financial reporting purposes. The expense (income) for the plan covering the majority of employees for the years ended September 30, 1994, 1993 and 1992, was $15,000, $(118,000), and $(278,000), respectively. The expense for the second plan covering employees under labor union agreements for 1994, 1993 and 1992 was $555,000, $557,000, and $503,000, respectively.

The funded status of the plans is as follows:

====================================================================================================================================
                                                                       Assets Exceed                  Accumulated Benefits
As of June 30, (in thousands)                                       Accumulated Benefits                 Exceed Assets
====================================================================================================================================
                                                                    1994          1993                1994           1993
                                                                 ------------------------          ------------------------
Vested benefits                                                  $(48,354)     $ (46,513)            $(12,860)    $(12,258)
Nonvested benefits                                                 (5,530)        (5,403)              (2,253)      (2,121)
- ------------------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                                    (53,884)       (51,916)             (15,113)     (14,379)
Effects of salary progression                                     (10,332)        (9,803)                   -            -
- ------------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation                                      (64,216)       (61,719)             (15,113)     (14,379)
Fair value of plan assets, primarily equity and fixed income
securities                                                         72,004         73,576               11,863       11,815
Unrecognized net gain                                               2,646           (434)               1,034          124
Unrecognized prior service cost                                        46             51                1,554        1,696
Unrecognized net transition obligation (asset)                     (6,524)        (7,332)                 452          509
Additional minimum liability                                            -              -               (3,040)      (2,329)
- ------------------------------------------------------------------------------------------------------------------------------------
Accrued pension asset (liability)                                $  3,956      $   4,142             $ (3,250)    $ (2,564)
====================================================================================================================================

At September 30, 1994 and 1993, the discount rate used to measure the projected benefit obligation was 7.5 percent for both plans, and the annual rate of salary increase for the salaried plan was 5.5 percent. The expected long-term rate of return on plan assets was 8.25 percent for both plans in 1994 and 8 percent in 1993.

The components of net pension costs for 1994, 1993 and 1992 were:

====================================================================================================================================
                                                                      Assets Exceed                   Accumulated Benefits
For the years ended September 30, (in thousands)                  Accumulated Benefits                   Exceed Assets
====================================================================================================================================
                                                                1994       1993      1992          1994       1993     1992
                                                              ----------------------------        --------------------------
Service cost                                                   $ 1,873   $ 1,678   $ 1,560        $  224   $   187   $   176
Interest cost on projected benefit obligation                    4,550     4,097     3,807         1,042     1,018       970
Actual return on plan assets                                      (504)   (6,858)   (6,123)         (372)   (1,048)   (1,116)
Net amortization and deferral                                   (5,904)      965       478          (339)      400       473
- ------------------------------------------------------------------------------------------------------------------------------------
Net pension (income) expense                                   $    15   $  (118)  $  (278)       $  555   $   557   $   503
====================================================================================================================================

The Company has deferred compensation plan agreements for certain key executives providing for payments on retirement, death or disability. The deferred compensation expense under these agreements for 1994, 1993 and 1992 was $461,000, $650,000, and $528,000, respectively.

In addition to providing pension benefits, the Company provides certain post-employment health care and life insurance benefits. Substantially all of the Company's employees may become eligible for such benefits if they reach normal retirement age while working for the Company. In a prior year, the Company adopted SFAS No. 106, Employers' Accounting for Post-retirement Benefits Other Than Pensions, with respect to the accrual of such costs for salaried employees. During fiscal year 1994, the Company adopted SFAS 106 with respect to such costs for employees under collective bargaining agreements. There is no cumulative effect on the income statement resulting from the adoption of SFAS 106, as the Company elected to amortize transition costs over a 20-year period. On December 6, 1993, the APSC adopted Order 4-3454 which allows the Company to recover all costs accrued under SFAS 106 through rates.

While the Company has not adopted a formal funding policy, all of its accrued post-retirement liability was funded at year-end.

The expense for salaried employees for the years ended September 30, 1994, 1993, and 1992 was $2,319,000, $2,677,000, and $2,439,000, respectively. Prior to 1994, the Company recognized the cost of providing post-retirement benefits for union employees on a "pay-as-you-go" basis. These benefits were provided through a self-insurance arrangement and through insurance companies whose premiums were based on the benefits paid during the year. In 1994 the expense for union employees was $3,685,000, an increase of $2,246,000 over what would have been recognized under the "pay-as-you-go" method. Expense of $982,000 and $882,000 was incurred during 1993 and 1992, respectively. The "projected unit credit" actuarial method was used to determine the normal cost and actuarial liability.

A reconciliation of the estimated status of the obligation is as follows:

====================================================================================================================================
As of June 30, (in thousands)                                        Salaried Employees                 Union Employees
====================================================================================================================================
                                                                    1994          1993               1994           1993
                                                                -------------------------        ---------------------------
Accumulated post-employment benefit obligation                   $ (21,296)     $(23,067)         $(24,564)      $       -
Plan assets                                                          9,408         6,488             1,248               -
Unamortized amounts                                                 11,751        14,456            21,357               -
- ------------------------------------------------------------------------------------------------------------------------------------
Accrued post-employment benefit liability                        $    (137)     $ (2,123)         $ (1,959)      $       -
====================================================================================================================================


Net periodic post-employment benefit cost for the years ended September 30, 1994, 1993, and 1992, included the following:

====================================================================================================================================
For the years ended September 30, (in thousands)                    Salaried Employees                  Union Employees
====================================================================================================================================
                                                                1994        1993      1992          1994      1993      1992
                                                              ------------------------------    ------------------------------
Service cost                                                   $   450   $    464   $   321      $    481   $     -   $     -
Interest cost on accumulated post-employment
  benefit obligation                                             1,726      1,457     1,276         1,920         -         -
Amortization of transition obligation                              723        842       842         1,285         -         -
Amortization of actuarial gains and losses                           -         49         -             -         -         -
Deferred asset (gain) loss                                        (453)         -         -             -         -         -
Actual return on plan assets                                      (127)      (135)        -            (1)        -         -
- ------------------------------------------------------------------------------------------------------------------------------------
Net periodic post-employment benefit expense                   $ 2,319   $  2,677   $ 2,439      $  3,685   $     -   $     -
====================================================================================================================================

The weighted average health care cost trend rate used in determining the accumulated post-employment benefit obligation was 8 percent in 1994 and 1993 and 8.5 percent in 1992. That assumption has a significant effect on the amounts reported. For example, with respect to salaried employees, increasing the weighted average health care cost trend rate by 1 percent would increase the accumulated post-employment benefit obligation by 3.8 percent and the net periodic post-employment benefit cost by 4.7 percent. For union employees, increasing the weighted average health care cost trend rate by 1 percent would increase the accumulated post-employment benefit obligation by 5.8 percent and the net periodic post-employment benefit cost by 5.4 percent. The weighted average discount rate used in determining the accumulated post-employment benefit obligation was 7.5 percent in 1994 and 1993 and 8 percent in 1992.

The Company has a long-term disability plan covering most salaried employees. Expense for the years ended September 30, 1994, 1993, and 1992, was $150,000, $129,000, and $129,000, respectively.

6. COMMON STOCK PLANS   A majority of Company employees are eligible to
participate in the Energen Employee Savings Plan (ESP) by investing a portion of their compensation in the Plan, with the Company matching a part of the employee investment by contributing Company common stock. The ESP also contains employee stock ownership plan provisions. The Company issued 36,355 common shares to the ESP in 1994, 111,895 shares in 1993, and 76,203 shares in 1992. At September 30, 1994, 481,484 common shares were reserved for issuance under the ESP. Expense associated with Company contributions to the ESP was $2,772,000, $2,601,000, and $2,431,000 for 1994, 1993 and 1992, respectively.

The Restricted Stock Incentive Plan of Energen Corporation, adopted in 1984, provided for the award of common stock to eligible participants. Stock awarded under the Plan is subject to certain restrictions against sale or pledge. Pursuant to its terms, the Plan terminated effective January 1994 subject to completion of restriction periods applicable to previously awarded shares. Under the Plan, no common shares were awarded in 1994, 1993, or 1992. Expense of $218,000, $289,000 and $303,000 was charged during 1994, 1993 and 1992, respectively, under this Plan.

The Company has a dividend reinvestment plan for which 161,437 common shares were reserved at September 30, 1994.

The Energen Corporation 1988 Stock Option Plan provides for the grant of incentive stock options, non-qualified stock options, or a combination thereof to officers and key employees. Options granted under the Plan provide for purchase of the Company's common stock at not less than the fair market value on the date the option is granted. Under the Plan, 270,000 shares of the Company's common stock have been reserved for issuance. Options were granted in 1993 and 1991 with dividend equivalents, 1,900 of which have been exercised, and, in 1990, with stock appreciation rights (SARS), 12,696 of which were canceled upon exercise.

Transactions under the Plan are summarized as follows:

====================================================================================================================================
As of September 30,                                                                 1994             1993             1992
====================================================================================================================================
Outstanding at beginning of year ($16.75 - $20.125)                                141,556          111,152          130,986
Granted (at $16.75 - $18.375)                                                            -           45,000                -
Exercised ($22.875 - $25.125)                                                            -           (1,900)               -
Canceled upon exercise of Stock Appreciation Rights ($23.25 - $26.375)                   -          (12,696)               -
Forfeited                                                                                -                -          (19,834)
- ------------------------------------------------------------------------------------------------------------------------------------
Outstanding at year-end                                                            141,556          141,556          111,152
- ------------------------------------------------------------------------------------------------------------------------------------
Exercisable at year-end                                                            141,556          141,556          111,152
- ------------------------------------------------------------------------------------------------------------------------------------
Remaining reserved for issuance at year-end                                        113,848          113,848          158,848
====================================================================================================================================


In 1992 the Company adopted the Energen Corporation 1992 Long-Range Performance Plan which provides for the award of up to 500,000 performance units, with each unit equal to the market value of one share of common stock, to eligible employees based on predetermined performance criteria at the end of a four-year award period. Under the Plan, a portion of the performance units is payable with Company common stock; accordingly, 350,000 shares have been reserved for issuance. Under the Plan, 49,120, 59,850 and 53,774 performance units were awarded in 1994, 1993 and 1992, respectively, leaving 337,256 performance units available for award at September 30, 1994. The Company recorded expense of $939,000, $688,000 and $175,000 for 1994, 1993 and 1992, respectively, under the Plan.

In 1992 the Company adopted the Energen Corporation 1992 Directors Stock Plan to enable the Company to pay part of the compensation of its non-employee directors in shares of the Company's common stock. Under the Plan, 3,515 and 5,085 shares were issued in 1994 and 1993, respectively, leaving 93,423 shares reserved for issuance at September 30, 1994.

The Company has adopted a Shareholder Rights Plan intended to protect shareholders from coercive or unfair takeover tactics. Under certain circumstances, shareholders have the right to acquire the Company's Series A Junior Participating Preferred Stock (or, in certain cases, securities of an acquiring person) at a significant discount. Terms and conditions are set forth in a Rights Agreement (dated July 27, 1988, and amended February 28, 1990) between the Company and its Rights Agent. In general, in the absence of certain takeover-related events, as described in the Plan, the rights may be redeemed prior to their July 27, 1998, expiration for $0.02 per right.

7. PREFERRED STOCK   The Company is authorized to issue 5,000,000 shares of
cumulative preferred stock, par value $0.01 per share, in one or more series, 150,000 of which have been designated as Series A Junior Participating Preferred Stock. None of these shares are issued or outstanding.

Alagasco is authorized to issue 120,000 shares of preferred stock, par value $0.01 per share, in one or more series. Alagasco's $4.70 Series cumulative preferred stock had an annual sinking fund requirement to redeem 2,000 shares of such stock at par plus accrued dividends to date of redemption. On July 30, 1993, all outstanding shares of Alagasco's $4.70 Series cumulative preferred stock were redeemed.

8. COMMITMENTS   The Company has various firm gas supply and firm gas
transportation contracts, which expire at various dates through the year 2008. These contracts typically contain minimum demand charge obligations on the part of the Company.

In January 1989, the Company entered into an agreement with a financial institution whereby it can sell on an ongoing basis, with recourse, certain installment receivables related to its merchandising program up to a maximum of $15 million. During 1994 and 1993, the Company sold $6,784,000 and $5,608,000, respectively, of installment receivables. At September 30, 1994 and 1993, the balance of these installment receivables was $13,027,000 and $11,699,000, respectively. Receivables sold under this agreement are considered financial instruments with off-balance sheet risk. The Company's exposure to credit loss in the event of non-performance by customers is represented by the balance of installment receivables.

The Company's oil and gas subsidiary periodically enters into futures contracts to hedge its exposure to price fluctuations on oil and gas production. Under this program, Taurus has entered into futures contracts for the sale of 5 Bcf of its fiscal 1995 gas production at an average contract price of $2.17 and for the sale of 160,000 barrels of its oil production at an average contract price of $18.61.

9. LEASES   Total payments related to leases included as operating expense in the accompanying consolidated statements of income were $2,986,000, $3,228,000, and $4,358,000 in 1994, 1993 and 1992, respectively. Minimum future rental payments (in thousands) required after 1994 under leases with initial or remaining noncancelable lease terms in excess of one year are as follows:

====================================================================================================================================
        1995                 1996               1997                1998                1999         2000 and thereafter
====================================================================================================================================
       $2,130               $2,021             $574                 $97                  $91                 $173
====================================================================================================================================

10. ENVIRONMENTAL MATTERS   Alagasco is in the chain of title of eight former
manufactured gas plant sites, of which it still owns four, and five manufactured gas distribution sites, of which it still owns one. A preliminary investigation of the sites does not indicate the present need for remediation activities. Management expects that, should remediation of any such sites be required in the future, Alagasco's share, if any, of such costs will not materially affect the results of operations or financial condition of Alagasco.

Taurus is subject to various environmental regulations. Management believes that Taurus is in compliance with the currently applicable standards of the environmental agencies to which it is subject and that potential environmental liabilities, if any, are minimal. Also, to the extent Taurus has operating agreements with various joint venture partners, environmental costs, if any, would be shared proportionately.

11. SUPPLEMENTAL CASH FLOW INFORMATION   Supplemental information concerning
cash flow activities is as follows:

====================================================================================================================================
For the years ended September 30, (in thousands)                                     1994             1993            1992
====================================================================================================================================
Interest paid, net of amount capitalized                                          $ 11,055         $ 11,906         $ 11,634
Income taxes paid                                                                 $ 10,965         $  5,133         $  6,285
Noncash investing activities:
   Notes receivable--sale of properties                                           $      -         $      -         $  7,100
   Capitalized depreciation                                                       $    155         $    187         $    175
   Allowance for funds used during construction                                   $    465         $    163         $     50
Noncash financing activities (debt issuance costs)                                $    330         $    445         $    800
====================================================================================================================================

12. SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)   The following data
summarize quarterly operating results. The Company's business is seasonal in character and strongly influenced by weather conditions.

====================================================================================================================================
                                                                                         1994 Fiscal Quarters
(In thousands, except per share amounts)                                   First        Second           Third      Fourth
====================================================================================================================================
Operating revenues                                                       $  87,919    $  168,087       $  73,125    $ 47,942
Operating income (loss)                                                  $   5,713    $   30,370       $   4,325    $ (4,500)
Net income (loss)                                                        $   2,300    $   22,192       $   3,950    $ (4,691)
Earnings (loss) per average common share                                 $    0.22    $     2.03       $    0.36    $  (0.43)
====================================================================================================================================

                                                                                         1993 Fiscal Quarters
(In thousands, except per share amounts)                                   First        Second           Third      Fourth
====================================================================================================================================
Operating revenues                                                       $  84,108    $  149,646       $  75,324    $ 48,038
Operating income (loss)                                                  $   5,366    $   26,867       $   2,981    $ (4,947)
Net income (loss)                                                        $   2,670    $   19,945       $   1,081    $ (5,615)
Earnings (loss) per average common share                                 $    0.26    $     1.95       $    0.11    $  (0.55)
====================================================================================================================================


13. INDUSTRY SEGMENT INFORMATION   The Company is principally engaged in the
purchase, distribution and sale of natural gas in central and north Alabama and the development of oil and gas in the continental United States. The Company also is engaged in intrastate gas transmission services and merchandising.


====================================================================================================================================
As of September 30, (in thousands)                                                  1994             1993            1992
====================================================================================================================================
Operating revenues, unaffiliated customers:
   Natural gas distribution                                                      $ 344,637        $ 330,560        $ 310,726
   Oil and gas production                                                           22,294           16,463           11,280
   Other                                                                            10,142           10,093            9,976
- ------------------------------------------------------------------------------------------------------------------------------------
      Total                                                                      $ 377,073        $ 357,116        $ 331,982
====================================================================================================================================
Intersegment revenues:
   Natural gas distribution                                                      $       -        $       -        $       -
   Oil and gas production                                                            2,917            3,424            4,438
   Other                                                                             5,259            4,833            5,123
- ------------------------------------------------------------------------------------------------------------------------------------
     Total                                                                       $   8,176        $   8,257        $   9,561
====================================================================================================================================
Depreciation, depletion and amortization expense:
   Natural gas distribution                                                      $  17,941        $  17,206        $  17,154
   Oil and gas production                                                            9,065            6,947            7,957
   Other                                                                               994            1,136            1,163
- ------------------------------------------------------------------------------------------------------------------------------------
     Total                                                                       $  28,000        $  25,289        $  26,274
====================================================================================================================================
Capital expenditures:
   Natural gas distribution                                                      $  38,473        $  22,107        $  20,228
   Oil and gas production                                                            7,356           21,449            1,838
   Other                                                                               334              480              692
- ------------------------------------------------------------------------------------------------------------------------------------
      Total                                                                      $  46,163        $  44,036        $  22,758
====================================================================================================================================
Identifiable assets (year-end):
   Natural gas distribution                                                      $ 308,905        $ 264,548        $ 258,902
   Oil and gas production                                                           92,019           84,664           60,839
   Other                                                                            10,390           21,473           22,378
- ------------------------------------------------------------------------------------------------------------------------------------
      Total                                                                      $ 411,314        $ 370,685        $ 342,119
====================================================================================================================================
Operating income (loss) before income taxes:
   Natural gas distribution                                                      $  30,017        $  26,381        $  25,915
   Oil and gas production                                                            5,701            4,539           (4,181)
   Other                                                                             1,594              929            2,009
   Eliminations and corporate expenses                                              (1,404)          (1,582)            (950)
- ------------------------------------------------------------------------------------------------------------------------------------
      Total                                                                         35,908           30,267           22,793
Interest expense                                                                   (11,345)         (10,605)         (10,415)
Dividends on preferred stock of subsidiary                                               -              (70)             (85)
Gain on sale of assets                                                               2,142                -            2,763
Other, net                                                                           3,657            1,897            1,013
- ------------------------------------------------------------------------------------------------------------------------------------
     Income before income taxes                                                  $  30,362        $  21,489        $  16,069
====================================================================================================================================

14. ACCOUNTING CHANGE   As discussed more fully in Note 5, the Company adopted
SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, with respect to the accrual of such costs for all employees under labor union agreements effective October 1, 1993. The Company adopted SFAS 106 with respect to salaried employees in a prior year.

Effective October 1, 1991, the Company elected early adoption of SFAS 109, Accounting for Income Taxes, which was required to be adopted by the Company no later than its fiscal year ending September 30, 1994. In 1992 this adoption resulted in additional income before the effect of the change of $438,000, or $0.04 per share, and income from the cumulative effect of the change in accounting principle of $941,000, or $.10 per share. The cumulative effect on the income statement of the adoption of SFAS 109 relates to the Company's non-regulated subsidiaries. Changes in the utility's deferred income taxes arising from the adoption represent income taxes returnable through future rates over the life of the related assets and have been recorded as a regulatory liability on the balance sheets.

15. OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)   The following schedules
detail historical financial data of the Company's oil and gas producing activities. Certain terms appearing in the schedules are prescribed by the Securities and

Exchange Commission and are briefly described as follows:

* Lease Acquisition Costs are costs incurred to lease or otherwise acquire a property.

* Exploration Expenses are primarily costs associated with drilling unsuccessful exploratory wells in undeveloped properties, exploratory geological and geophysical activities, and costs of impaired leaseholds.

* Development Costs include costs necessary to gain access to, prepare and equip development wells in areas of proved reserves.

* Production (Lifting) Costs include costs incurred to operate and maintain wells.

* Gross Revenues are reported after deduction of royalty interest payments.

* Gross Well or Acre is a well or acre in which a working interest is owned.

* Net Well or Acre is deemed to exist when the sum of fractional ownership working interests in gross wells or acres equals one.

* Dry Well is an exploratory or a development well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

* Productive Well is an exploratory or a development well that is not a dry well.


CAPITALIZED COSTS

====================================================================================================================================
As of September 30, (in thousands)                                                  1994             1993             1992
====================================================================================================================================
Proved                                                                            $ 90,709         $ 84,373         $ 64,340
Unproved                                                                             1,646            1,704            1,282
- ------------------------------------------------------------------------------------------------------------------------------------
   Total capitalized costs                                                          92,355           86,077           65,622
Accumulated depreciation, depletion and amortization                                43,052           35,150           29,485
- ------------------------------------------------------------------------------------------------------------------------------------
Capitalized costs, net                                                            $ 49,303         $ 50,927         $ 36,137
====================================================================================================================================

COSTS INCURRED The following table sets forth costs incurred in property acquisition and exploration and development activities and includes both capitalized costs and costs charged to expense during the year:

====================================================================================================================================
As of September 30, (in thousands)                                                  1994             1993             1992
====================================================================================================================================
Property acquisition:
   Proved                                                                          $ 1,372         $ 11,645          $     -
   Unproved                                                                          1,169              154            1,391
Exploration                                                                          4,565            3,336            1,585
Development                                                                          1,438            6,673            1,010
- ------------------------------------------------------------------------------------------------------------------------------------
      Total costs incurred                                                         $ 8,544         $ 21,808          $ 3,986
====================================================================================================================================

RESULTS OF OPERATIONS The following table sets forth results of the Company's oil and gas producing activities:


====================================================================================================================================
Years ended September 30, (in thousands)                                           1994              1993             1992
====================================================================================================================================
Gross revenues:
   Unaffiliated (excluding consulting revenues)                                   $ 21,577         $ 14,974         $ 10,537
   Affiliated                                                                        2,917            3,424            4,438
Production (lifting) costs                                                           5,882            5,383            5,201
Exploration expense                                                                  2,088              756            2,588
Depreciation, depletion and amortization                                             8,080            5,852            6,157
Income taxes                                                                        (1,607)          (1,185)          (4,681)
- ------------------------------------------------------------------------------------------------------------------------------------
Results of operations from producing activities                                   $ 10,051          $ 7,592          $ 5,710
====================================================================================================================================

AVERAGE SALES PRICE, PRODUCTION COST AND DEPRECIATION RATE

====================================================================================================================================
Years ended September 30,                                                            1994             1993             1992
====================================================================================================================================
Average sales price:
   Gas (per Mcf)                                                                   $  1.89          $  1.83          $  1.62
   Oil (per barrel)                                                                $ 14.25          $ 17.09          $ 17.65
Average production (lifting) cost (per Mcf equivalent)                             $  0.57          $  0.72          $  0.71
Average depreciation rate (per Mcf equivalent)                                     $  0.78          $  0.78          $  0.84
====================================================================================================================================

Drilling Activity The following table sets forth the total number of net productive and dry exploratory and development wells drilled:

====================================================================================================================================
Years ended September 30,                                                             1994             1993             1992
====================================================================================================================================
Exploratory:
   Productive                                                                          0.6              0.9              0.7
   Dry                                                                                 0.4              0.3              0.2
- ------------------------------------------------------------------------------------------------------------------------------------
      Total                                                                           1.00              1.2              0.9
====================================================================================================================================
Development:
   Productive                                                                          0.7              3.7              1.3
   Dry                                                                                  --               --              0.1
- ------------------------------------------------------------------------------------------------------------------------------------
      Total                                                                            0.7              3.7              1.4
====================================================================================================================================

As of September 30, 1994, the Company was participating in the drilling of 5 gross wells, with the Company's interest equivalent to .74 wells.

PRODUCTIVE WELLS AND ACREAGE The following table sets forth the total gross and net productive gas and oil wells and developed and undeveloped acreage:

====================================================================================================================================
As of September 30, 1994                                                                               Gross             Net
====================================================================================================================================
Gas Wells                                                                                               808            208.9
Oil Wells                                                                                             1,698             22.7
Developed Acreage                                                                                   239,542           47,510
Undeveloped Acreage                                                                                  74,873            7,130
====================================================================================================================================

The Company also had a revenue interest only in an additional 216 gross wells. There were 25 gross wells with multiple completions with the Company's interest being an equivalent of 3.0 wells. All wells and acreage are located in the United States, with the majority of the net undeveloped acreage located in the Gulf Coast region.

OIL AND GAS PRODUCING ACTIVITIES Taurus's proved reserves are located in the United States and are as follows:


====================================================================================================================================
Years ended September 30,                                                1994                   1993                1992
====================================================================================================================================
                                                                      Gas     Oil           Gas     Oil         Gas      Oil
                                                                     MMcf     MBbl          MMcf    MBbl        MMcf    MBbl
                                                                    ---------------        --------------     ---------------
Proved reserves at beginning of year                                67,298    1,289        51,329     338      73,279    402
Revisions of previous estimates                                     (3,579)     144           400     (13)     (3,954)    81
Purchase (sale) of minerals in place                                   456      201        11,467   1,149     (18,971)     -
Discoveries and other additions                                      5,051       42        10,347      19       7,390      -
Production                                                          (9,169)    (191)       (6,245)   (204)     (6,415)  (145)
- ------------------------------------------------------------------------------------------------------------------------------------
Proved reserves at end of year                                      60,057    1,485        67,298   1,289      51,329    338
====================================================================================================================================

During 1993, Taurus purchased working interests in conventional oil and gas properties primarily funded by the 1992 property sale in which Taurus sold a portion of its coalbed methane properties for cash of $10.8 million and a note of $7.1 million. The sale resulted in a one-time net gain in 1992 of $1.8 million.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES The standardized measure of discounted future net cash flows is not intended, nor should it be interpreted, to present the fair market value of the Company's crude oil and natural gas reserves. An estimate of fair market value would take into consideration factors such as, but not limited to, the recovery of reserves not presently classified as proved reserves, anticipated future changes in prices and costs, and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.

====================================================================================================================================
Years ended September 30, (in thousands)                                            1994             1993             1992
====================================================================================================================================
Future gross revenues                                                              $105,986       $ 164,483         $ 97,654
Future production and development costs                                              54,137          62,185           39,447
- ------------------------------------------------------------------------------------------------------------------------------------
Future net cash flows before income taxes                                            51,849         102,298           58,207
Future income tax expense (benefit) including tax credits                           (15,856)          1,304          (12,757)
- ------------------------------------------------------------------------------------------------------------------------------------
Future net cash flows after income taxes                                             67,705         100,994           70,964
Discount at 10% per annum                                                            16,051          28,210           22,666
- ------------------------------------------------------------------------------------------------------------------------------------
Standardized measure of discounted future net cash flows relating to
   proved oil and gas reserves                                                     $ 51,654       $  72,784         $ 48,298
====================================================================================================================================

The following are the principal sources of changes in the standardized measure of discounted future net cash flows:

====================================================================================================================================
Years ended September 30, (in thousands)                                            1994             1993             1992
====================================================================================================================================
Balance at beginning of year                                                     $  72,784        $  48,298        $  38,488
- ------------------------------------------------------------------------------------------------------------------------------------
Revisions to reserves proved in prior years:
   Net changes in prices, production costs and future development costs            (24,969)           5,789           12,379
   Net changes due to revisions in quantity estimates                               (2,278)           1,303           (3,726)
   Development costs incurred, previously estimated                                  1,723            1,700               54
   Accretion of discount                                                             7,278            4,830            3,849
   Other                                                                              (560)          (2,638)          (1,820)
- ------------------------------------------------------------------------------------------------------------------------------------
      Total Revisions                                                              (18,806)          10,984           10,736
New field discoveries and extensions, net of future production
  and development costs                                                                523           11,906            5,876
Sales of oil and gas produced, net of production costs                             (14,635)          (9,550)          (7,722)
Purchases (sales) of minerals in place                                               1,354           17,158          (10,499)
Net change in income taxes                                                          10,434           (6,012)          11,419
- ------------------------------------------------------------------------------------------------------------------------------------
Net change in standardized measure of discounted future net cash flows             (21,130)          24,486            9,810
- ------------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                           $  51,654        $  72,784        $  48,298
====================================================================================================================================


COALBED METHANE ACTIVITIES The Company is actively engaged in the development of pipeline-quality natural gas from coal (coalbed methane). The results of the Company's coalbed methane activities have been included in the oil and gas disclosures shown previously. Because of the significance of coalbed methane to the Company, certain data are separately disclosed below.

Production of coalbed methane from wells drilled prior to January 1, 1993, qualifies through December 31, 2002, for federal income tax credits under
Section 29 of the Internal Revenue Code of 1986, as amended. The tax credit currently approximates 98 cents per Mcf of qualifying production. Accordingly, a significant portion of the value of proved coalbed methane reserves is associated with this tax credit.

====================================================================================================================================
Years ended September 30, (MMcf)                                                    1994             1993             1992
====================================================================================================================================
Proved reserves at beginning of year                                                34,109           34,306           61,314
Revisions of previous estimates                                                     (3,687)             364           (3,612)
Sales of mineral in place                                                                -                -          (18,971)
Discoveries and other additions                                                          -            3,231            1,029
Production                                                                          (3,710)          (3,792)          (5,454)
- ------------------------------------------------------------------------------------------------------------------------------------
Proved reserves at end of year                                                      26,712           34,109           34,306
====================================================================================================================================
Estimated proved reserves qualifying for tax credits                                18,947           21,461           24,543
====================================================================================================================================
Net capitalized costs (in thousands)                                               $21,924         $ 24,896        $  27,052
====================================================================================================================================
Gross wells in which Taurus has working and/or revenue interest                        657              727              677
====================================================================================================================================
Net productive wells                                                                 164.2            173.2            165.8
====================================================================================================================================

16. FINANCIAL INSTRUMENTS   In accordance with the requirements of SFAS No.
107, the estimated fair values of the Company's financial instruments at September 30, 1994, were as follows:


====================================================================================================================================
                                                                                                   Carrying           Fair
As of September 30, 1994 (in thousands)                                                             Amount            Value
====================================================================================================================================
Cash and cash equivalents                                                                         $  27,526        $  27,526
Receivables, net of allowance account                                                             $  34,145        $  34,145
Short-term debt                                                                                   $   6,000        $   6,000
Long-term debt (including current portion)                                                        $ 128,425        $ 119,614
====================================================================================================================================

The following methods and assumptions were used to estimate the fair value of financial instruments:

* Cash and cash equivalents: Fair value was considered to be the same as the carrying amount.

* Receivables: The Company believes that, in the aggregate, current and non-current net receivables were not materially different from the fair value of those receivables.

* Short-term debt: The fair value was determined to be the same as the carrying amount.

* Long-term debt: The fair value of fixed-rate long-term debt was based on the market value of debt with similar maturities and with interest rates currently trading in the marketplace; the carrying amount of variable rate long-term debt was assumed to approximate fair value.



====================================================================================================================================
QUARTERLY MARKET PRICES AND DIVIDENDS PAID PER SHARE
====================================================================================================================================
                                                                                                                    Dividends
Quarter ended (in dollars)                                                          High         Low         Close     Paid
====================================================================================================================================
December 31, 1992                                                                  19-1/4       17-5/8      18-3/8     .26
March 31, 1993                                                                     23-5/8       18-1/8      22-7/8     .26
June 30, 1993                                                                      26-1/2       21-1/4      26         .26
September 30, 1993                                                                 26-3/4       23-1/4      24-3/4     .27

December 31, 1993                                                                  26-5/8       20-1/8      21-1/2     .27
March 31, 1994                                                                     23-7/8       20-1/4      20-1/2     .27
June 30, 1994                                                                      23-1/4       19-1/4      20-7/8     .27
September 30, 1994                                                                 23-1/2       20-3/4      22-1/2     .28
====================================================================================================================================

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING


The accompanying consolidated financial statements and related notes of Energen Corporation were prepared by management, which has the primary responsibility for the integrity of the financial information therein. The statements were prepared in conformity with generally accepted accounting principles appropriate in the circumstances and include amounts which are necessarily based on management's best estimates and judgments. Financial information presented elsewhere in this report is consistent with that in the financial statements.

Management maintains a comprehensive system of internal accounting controls and relies on the system to discharge its responsibility for the integrity of the financial statements. This system provides reasonable assurance that corporate assets are safeguarded and that transactions are recorded in such a manner as to permit the preparation of reliable financial information. Reasonable assurance recognizes that the cost of a system of internal accounting controls should not exceed the related benefits. This system of internal accounting controls is augmented by written policies and procedures, internal auditing, and the careful selection and training of qualified personnel. As of September 30, 1994, management was aware of no material weaknesses in Energen's system of internal accounting controls.

The consolidated financial statements have been audited by the Company's independent certified public accountants, whose opinion is expressed elsewhere on this page. Their audit was conducted in accordance with generally accepted auditing standards; and, in connection therewith, they obtained an understanding of the Company's system of internal accounting controls and conducted such tests and related procedures as they deemed necessary to arrive at an opinion on the fairness of presentation of the consolidated financial statements.

The functioning of the accounting system and related internal accounting controls is under the general oversight of the Audit Committee of the Board of Directors, which is comprised of four outside Directors. The Audit Committee meets regularly with the independent public accountants and representatives of management to discuss matters regarding internal accounting controls, auditing and financial reporting.

Geoffrey C. Ketcham
Executive Vice President,
Chief Financial Officer and Treasurer

James T. McManus
Vice President--Finance and Corporate Development

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders of Energen:

We have audited the accompanying consolidated balance sheets of Energen Corporation and Subsidiaries as of September 30, 1994 and 1993, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Energen Corporation and Subsidiaries as of September 30, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 14 to the consolidated financial statements, the Company changed its method of accounting for certain other postretirement benefits, effective October 1, 1993, and income taxes effective October 1, 1991.


Coopers & Lybrand L.L.P.
Birmingham, Alabama
October 26, 1994

Selected Financial Data

Energen Corporation and Subsidiaries

====================================================================================================================================
Years ended September 30,
(dollars in thousands, except per share amounts)                     1994           1993             1992             1991
====================================================================================================================================
INCOME STATEMENT
Operating revenues                                             $  377,073        $ 357,116        $ 331,982       $  325,643
Income before cumulative effect of change
  in accounting principle                                      $   23,751        $  18,081        $  15,687       $   14,112
Net income                                                     $   23,751        $  18,081        $  16,628       $   14,112
Earnings per share before cumulative effect                    $     2.19        $    1.77        $    1.54       $     1.42
Earnings per average common share                              $     2.19        $    1.77        $    1.64       $     1.42
====================================================================================================================================
BALANCE SHEET
Capitalization at year-end:
  Common shareholders' equity                                  $  167,026        $ 140,313        $ 129,858       $  121,995
  Preferred stock                                                       -                -            1,800            1,800
  Long-term debt                                                  118,302           85,852           90,609           77,677
- ------------------------------------------------------------------------------------------------------------------------------------
     Total capitalization                                      $  285,328        $ 226,165        $ 222,267       $  201,472
- ------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                   $  411,314        $ 370,685        $ 342,119       $  337,516
- ------------------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                             $  287,182        $ 273,097        $ 254,630       $  273,539
====================================================================================================================================
COMMON STOCK DATA
Annual dividend rate at year-end                               $     1.12        $    1.08        $    1.04       $     1.00
Cash dividends paid per common share                           $     1.09        $    1.05        $    1.01       $     .955
Book value per common share                                    $    15.30        $   13.60        $   12.75       $    12.07
Market-to-book ratio at year-end (%)                                  147              182              142              150
Yield at year-end (%)                                                 5.0              4.4              5.7              5.5
Return on average common equity (%)                                  14.6             13.0             13.0             11.6
Price-to-earnings ratio at year-end                                  10.3             14.0             11.1             12.8
Shares outstanding at year-end (000)                               10,918           10,320           10,183           10,104
Price Range:
  High                                                         $   26-5/8        $  26-3/4        $  18-7/8       $       20
  Low                                                          $   19-1/4        $  17-5/8        $      15       $       16
  Close                                                        $   22-1/2        $  24-3/4        $  18-1/8       $   18-1/8
====================================================================================================================================
OTHER GENERAL DATA
Capital expenditures                                           $   46,163        $  44,036        $  22,758       $   47,024
====================================================================================================================================

Note: All information prior to 1989 has been adjusted for the effects of a three-for-two common stock split.

All information prior to 1990 includes the effects of discontinued operations.

====================================================================================================================================
                1990             1989             1988             1987             1986             1985             1984
====================================================================================================================================
             $ 324,860        $ 308,604        $ 353,135        $ 323,590        $ 364,853        $ 378,660        $ 416,606

             $  11,267        $   6,422        $  11,667        $   8,950        $   1,544        $   5,248        $   5,539
             $  11,267        $   6,422        $  11,667        $   8,950        $   1,544        $   5,248        $   5,539
             $    1.15        $     .69        $    1.53        $    1.38        $     .24        $     .86        $     .93
             $    1.15        $     .69        $    1.53        $    1.38        $     .24        $     .86        $     .93
====================================================================================================================================

             $ 113,316        $ 107,950        $  86,256        $  63,687        $  58,325        $  59,085        $  55,291
                 1,800            2,450            2,450            2,850            3,000            3,150            3,300
                82,835           86,188           53,203           54,589           42,286           24,690           25,606
- ------------------------------------------------------------------------------------------------------------------------------------
             $ 197,951        $ 196,588        $ 141,909        $ 121,126        $ 103,611        $  86,925        $  84,197
- ------------------------------------------------------------------------------------------------------------------------------------
             $ 326,350        $ 294,614        $ 260,560        $ 237,445        $ 211,055        $ 191,524        $ 187,790
- ------------------------------------------------------------------------------------------------------------------------------------
             $ 250,983        $ 238,329        $ 206,230        $ 191,099        $ 170,952        $ 150,544        $ 135,562
====================================================================================================================================

             $     .94        $     .88        $    .827        $     .76        $     .72        $    .693        $    .613
             $    .895        $    .843        $    .777        $     .73        $     .70        $    .653        $    .593
             $   11.48        $   11.13        $   10.80        $    9.73        $    9.02        $    9.45        $    9.22
                   157              190              147              163              140               97               92
                   5.2              4.2              5.2              4.8              5.7              7.6              7.2
                  10.0              6.0             15.6             14.7              2.6              9.2             10.3
                  15.7             30.6             10.4             11.5             52.6             10.6              9.1
                 9,872            9,695            7,989            6,544            6,467            6,253            5,996

             $  21-1/2        $  24-3/8        $  16-1/4        $  16-1/2        $  14-3/8        $  10-3/4        $   8-7/8
             $      16        $  15-3/8        $  11-3/8        $  12-1/2        $       9        $   7-7/8        $   6-3/4
             $      18        $  21-1/8        $  15-7/8        $  15-7/8        $  12-5/8        $   9-1/8        $   8-1/2
====================================================================================================================================

             $  37,335        $  54,474        $  39,260        $  40,139        $  39,688        $  29,182        $  16,021
====================================================================================================================================

Selected Operating Data

Energen Corporation and Subsidiaries
====================================================================================================================================
Years ended September 30,
(dollars in thousands)                                               1994             1993             1992             1991
====================================================================================================================================
NATURAL GAS DISTRIBUTION
Gas sold and transported (MMcf)
  Residential                                                      31,254           30,957           29,119           26,262
  Commercial and industrial--small                                 13,536           13,853           13,860           14,837
  Commercial and industrial--large                                    106              282            2,654            3,411
  Transportation                                                   52,635           49,346           46,235           41,447
- ------------------------------------------------------------------------------------------------------------------------------------
     Total                                                         97,531           94,438           91,868           85,957
- ------------------------------------------------------------------------------------------------------------------------------------
Revenues from gas sold and transported
  Residential                                                    $229,019         $216,587         $198,676         $195,250
  Commercial and industrial--small                                 84,443           83,069           78,799           84,260
  Commercial and industrial--large                                    790            1,223            6,501            8,916
  Transportation                                                   29,321           27,382           25,089           22,890
  Other                                                             1,064            2,299            1,661           (2,188)
- ------------------------------------------------------------------------------------------------------------------------------------
     Total                                                       $344,637         $330,560         $310,726         $309,128
- ------------------------------------------------------------------------------------------------------------------------------------
Average number of customers
  Residential                                                     402,531          395,057          387,871          382,747
  Commercial and industrial--small                                 32,563           32,269           31,732           31,432
  Commercial and industrial--large                                     43               46               41               39
- ------------------------------------------------------------------------------------------------------------------------------------
     Total                                                        435,137          427,372          419,644          414,218
- ------------------------------------------------------------------------------------------------------------------------------------
Degree days (systemwide)
  39-year moving average                                            2,590            2,590            2,590            2,590
  Actual for year                                                   2,636            2,624            2,434            2,017
  Ratio of actual to 39-year average (%)                            101.8            101.3             94.0             77.9
====================================================================================================================================
OIL AND GAS PRODUCTION
Operating revenues                                               $ 25,211         $ 19,887         $ 15,718         $ 12,661
Coalbed methane proved reserves (MMcf)                             26,712           34,109           34,306           61,314
Conventional proved reserves (MMcf)*                               42,261           40,923           19,041           14,369
Oil and gas produced (MMcf)*                                       10,316            7,468            7,287            6,455
====================================================================================================================================
OTHER ACTIVITIES
Operating revenues                                               $ 15,401         $ 14,926         $ 15,099         $ 13,951
Operating income                                                 $  1,594         $    929         $  2,009         $  1,395
Property, plant and equipment, net                               $  1,977         $  6,273         $  6,797         $  7,098
====================================================================================================================================

* Oil expressed in natural gas equivalents

====================================================================================================================================
                1990             1989             1988             1987             1986             1985             1984
====================================================================================================================================
                28,653           27,210           28,636           27,365           25,373           26,314           29,300
                16,581           17,946           21,806           18,482           22,337           22,620           24,168
                 4,786            9,494           13,026            8,902           20,877           18,365           23,180
                39,117           34,447           28,730           26,895            6,636            3,876               --
- ------------------------------------------------------------------------------------------------------------------------------------
                89,137           89,097           92,198           81,644           75,223           71,175           76,648
- ------------------------------------------------------------------------------------------------------------------------------------
              $188,168         $170,302         $190,836         $181,007         $165,160         $165,034         $177,261
                85,588           85,477          104,420           93,242          112,580          119,290          124,963
                13,596           25,000           37,923           24,982           77,989           87,134          108,932
                22,734           19,574           15,158           17,871            3,748            1,802               --
                   873              731              689              679              648              507            1,247
- ------------------------------------------------------------------------------------------------------------------------------------
              $310,959         $301,084         $349,026         $317,781         $360,125         $373,767         $412,403
- ------------------------------------------------------------------------------------------------------------------------------------

               379,362          365,572          358,872          350,712          341,406          334,418          329,237
                31,565           30,492           29,717           29,007           28,318           27,817           27,512
                    42               42               37               34               32               30               34
- ------------------------------------------------------------------------------------------------------------------------------------
               410,969          396,106          388,626          379,753          369,756          362,265          356,783
- ------------------------------------------------------------------------------------------------------------------------------------

                 2,590            2,585            2,585            2,585            2,585            2,590            2,591
                 2,378            2,383            2,592            2,523            2,345            2,410            2,868

                  91.8             92.2            100.3             97.6             90.7             93.1            110.7
====================================================================================================================================

              $ 12,983         $ 13,469         $ 13,034         $  9,536         $  8,163         $  7,833         $  4,203
                44,881           17,384            8,783            9,450            3,594               --               --
                14,626           14,060            7,772            8,985           10,796           12,136           10,375
                 5,434            5,534            5,540            3,975            2,926            2,374            1,199
====================================================================================================================================

              $ 13,372         $  5,962         $  3,345         $  3,843         $    734         $    578         $     93
              $  1,890         $    (94)        $  1,324         $  1,690         $    319         $    317         $     36
              $  7,754         $  9,004         $  9,814         $  5,833         $  5,581         $     44         $     84
====================================================================================================================================