Form 10-K405, Exhibit 13
period 1996-09-30
ENERGEN CORP; ALABAMA GAS CORP
filed 1996-12-23
CIK 277595, 3146

                                                                      EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

CONSOLIDATED NET INCOME

Energen Corporation's net income for the 1996 fiscal year was $21.5 million, or $1.95 per share. This represented a 10 percent increase in per share earnings over prior year net income of $19.3 million, or $1.77 per share, and resulted from the continued financial and operating strength of Alabama Gas Corporation's (Alagasco's) utility operations combined with significant growth at Taurus Exploration Inc. (Taurus), Energen's nonregulated oil and gas subsidiary. In 1994 Energen reported earnings of $23.8 million, or $2.19 per share, including a one-time gain of $2 million, or 18 cents per share, for the sale of propane assets and a reduction in investment in high temperature combustion technology.

1996 VS 1995: Alagasco achieved record net income for a sixth consecutive year, increasing to $17.0 million over prior-year earnings of $15.7 million. This 8 percent growth in income reflected the utility's ability to earn within its allowed range of return on an increased level of equity. Fiscal 1995 earnings included a one-time after-tax charge of $503,000 resulting from a voluntary early retirement program.

Taurus's net income grew 28.5 percent to $4.5 million on the strength of increased oil and gas production, higher commodity sales prices and gains on the sale of reserves; negatively influencing Taurus's earnings were increases in production-related expenses, primarily depreciation, depletion and amortization (DD&A) as well as increased interest and exploration expenses.

1995 VS 1994: Alagasco's 1995 net income of $15.7 million increased 5.4 percent over 1994 net income of $14.9 million primarily due to the utility earning for a full year on a higher level of equity generated by a $21 million investment in underground storage working gas made in 1994; the utility received a $10 million equity infusion from Energen to help fund the investment. The one-time charge for the voluntary early retirement program in fiscal 1995 partially offset this increase. Taurus earned net income of $3.5 million in 1995, a decrease of 46 percent from 1994. The major factor negatively affecting Taurus's earnings was comparatively lower natural gas commodity prices which affected Taurus's gas production revenues as well as income from price-sensitive coalbed methane operating fees. Taurus's 1995 earnings also were negatively impacted by increased operating and DD&A expenses.

OPERATING INCOME

Consolidated operating income in 1996, 1995, and 1994 totaled $38.8 million, $32.0 million and $35.3 million, respectively. In the current year, operating income was influenced significantly by Taurus as it implemented Energen's growth strategy and recognized a gain on the sale of reserves. Growth in Alagasco's operating income was consistent with its increased level of equity. Operating income in 1995 was impacted by lower natural gas commodity prices and increased operating expense at Taurus.

ALAGASCO: Alagasco generates revenues through the sale and transportation of natural gas. Shifts between transportation and sales gas can cause large variations in natural gas revenues since the transportation rate does not contain an amount representing the cost of gas. Alagasco's rate structure allows similar margins on transported and sales gas; therefore, operating income is not adversely affected. Weather also can cause variations in revenues, but operating margins remain unaffected due to a real-time temperature adjustment which allows Alagasco to adjust customer bills monthly to reflect changes in usage due to departures from normal weather.

Alagasco's gross natural gas sales revenues totaled $326.8 million, $265.5 million, and $315.3 million in 1996, 1995, and 1994, respectively. Several factors contributed to the 23 percent current-year increase in sales revenues including the influence of significantly colder weather on total throughput and higher commodity gas costs passed through to customers in rates. As a result of Alagasco's temperature adjustment mechanism, however, the margins associated with the colder weather were removed via an adjustment to customer bills. In 1995 pricing and weather had the opposite impact as lower prices and warmer weather resulted in substantially lower revenues.

Alagasco's coldest winter in 18 years coupled with steady demand for commercial and industrial sales and transportation volumes led to a new gas throughput record of 111 Bcf in 1996. Residential sales volumes increased 27 percent in the current year as weather in Alagasco's service area was 13 percent colder than normal and 40 percent colder than the prior year. Sales and transportation volumes to commercial and industrial customers totaled 76.5 Bcf in 1996 and 74 Bcf in 1995. While volumes to large customers remained relatively stable, small commercial and industrial customers, more sensitive to weather, experienced volume increases similar to residential customers. In 1995 residential volumes decreased significantly due to weather which was 19 percent warmer than normal. The addition of several large customers that year resulted in a 12 percent increase in throughput to commercial and industrial customers.

Higher commodity gas cost and higher sales volumes resulting from the cold weather in fiscal 1996 generated a 36 percent increase in cost of gas. Conversely, lower prices and sales volumes in a warm year created the significant decrease in 1995.

-----------------------------------------------------------------------------------------------------------------------
YEARS ENDED SEPTEMBER 30, (DOLLARS IN THOUSANDS)                              1996             1995            1994
-----------------------------------------------------------------------------------------------------------------------
Gross natural gas sales revenues  .....................................    $ 326,844        $ 265,477       $ 315,317
Cost of natural gas ...................................................     (181,400)        (133,556)       (188,592)
Revenue taxes   .......................................................      (20,055)         (16,051)        (20,018)
-----------------------------------------------------------------------------------------------------------------------
Net natural gas sales margin  .........................................      125,389          115,870         106,707
Net natural gas transportation margin .................................       30,408           30,490          29,320
-----------------------------------------------------------------------------------------------------------------------
Net natural gas sales and transportation margin .......................    $ 155,797        $ 146,360       $ 136,027
-----------------------------------------------------------------------------------------------------------------------
Natural gas sales volumes (MMcf)
  Residential   .......................................................       34,963           27,489          31,254
  Commercial and industrial-small   ...................................       14,972           12,288          13,536
  Commercial and industrial-large   ...................................           30               29             106
-----------------------------------------------------------------------------------------------------------------------
Total natural gas sales volumes   .....................................       49,965           39,806          44,896
Natural gas transportation volumes (Mmcf)   ...........................       61,458           61,640          52,635
-----------------------------------------------------------------------------------------------------------------------
Total deliveries (Mmcf) ...............................................      111,423          101,446          97,531
----------------------------------------------------------------------------------------------------------------------

Several items contributed to the 5 percent increase in operations and maintenance (O&M) expense at the utility in 1996. Distribution expenses, which include labor and maintenance costs, increased as a result of colder-than-normal weather. Secondly, to reflect its increased exposure from higher commodity gas costs in accounts receivable, Alagasco increased its provision for doubtful accounts. Thirdly, the utility increased its marketing efforts over the previous year. Partially offsetting these items was the inclusion in the prior year and the resulting savings in the current year of expense associated with an early retirement option. On a per customer basis, the increase in O&M fell within the inflation-based cap established by the Alabama Public Service Commission (APSC) as part of the utility's rate-setting mechanism. In 1995 increased labor and related expenses, including the early retirement charge, created the majority of the 7 percent increase. As a result of these costs, O&M expense per customer exceeded the cap and a portion of the excess was returned to customers.

Consistent with growth in the utility's depreciable base, depreciation expense rose 9.8 percent in 1996 and 8 percent in 1995. Alagasco's expense for taxes other than income primarily reflects various state and local business taxes as well as payroll-related taxes; state and local business taxes generally are based on gross receipts and fluctuate accordingly.

As discussed more fully in Note 2 to the Consolidated Financial Statements, Alagasco is subject to regulation by the APSC. On October 7, 1996, the APSC issued an order to extend the Company's rate-setting mechanism for a five-year period through January 1, 2002. Under the terms of that extension, RSE will continue after January 1, 2002, unless, after notice to the Company and a hearing, the Commission votes to either modify or discontinue its operation.

TAURUS: Revenues from oil and gas production activities grew notably in the first year of Taurus's aggressive growth strategy. Total production volumes rose 60 percent to 16.1 Bcfe and included production from new acquisitions as well as the addition of prior-year offshore discoveries. Natural gas production, including coalbed methane, increased 43 percent to 12.3 Bcf. Oil volumes increased to 635 MBbl from 250 MBbl. Higher oil and gas prices magnified the impact of increased production. Gas prices rose 14.5 percent to $1.97 per Mcf, while oil prices increased 8 percent to $16.25 per barrel. Reflected in those prices is the effect of Taurus hedging or placing under contract 66 percent of its production at an average price of $2.00 per Mcf and $18.30 per barrel, before consideration of any related basis differential.

Coalbed methane operating fees represent a percentage of net proceeds on certain coalbed methane properties, as defined by the related operating agreements, and vary with changes in natural gas prices, production volumes, and operating expenses. Revenues from operating fees in 1996 increased 14 percent to $3.8 million largely due to higher natural gas prices. Coalbed methane consulting revenues decreased significantly in the current year as Taurus completed several contracts.

Under Energen's aggressive growth strategy, Taurus may, in the ordinary course of business, be involved in the sale of both developed and undeveloped properties as a revenue source. With respect to developed properties, sales may occur as a result of, but not limited to, disposing of marginal assets, and accepting offers where the buyer gives greater value to a property than Taurus's technical staff. The largest of several property sales in 1996 occurred in September when Taurus recorded a $3.2 million gain after selling its working interest in reserves associated with PMC Reserve Acquisition Company.

-----------------------------------------------------------------------------------------------------------------------
YEARS ENDED SEPTEMBER 30, (DOLLARS IN THOUSANDS, EXCEPT UNIT PRICE)            1996             1995             1994
-----------------------------------------------------------------------------------------------------------------------
Revenues
  Natural gas production  ...............................................    $24,262          $14,748          $17,292
  Oil production  .......................................................     10,313            3,765            2,725
  Operating and consulting fees   .......................................      4,100            4,373            5,194
  Other   ...............................................................      3,949              769               --
-----------------------------------------------------------------------------------------------------------------------
Total Revenues  .........................................................    $42,624          $23,655          $25,211
-----------------------------------------------------------------------------------------------------------------------
Production volumes
  Natural gas (Mmcf)  ...................................................     12,308            8,597            9,169
  Oil (Mbbl)  ...........................................................        635              250              191
-----------------------------------------------------------------------------------------------------------------------
Average unit sales price
  Natural gas (per Mcf)   ...............................................    $  1.97          $  1.72          $  1.89
  Oil (per Bbl)   .......................................................    $ 16.25          $ 15.07          $ 14.25
-----------------------------------------------------------------------------------------------------------------------

Weak natural gas prices had the greatest impact on production revenues in fiscal 1995. Although Taurus hedged 65 percent of its natural gas production at $2.06 per Mcf (before basis differential), the average sales price was $1.72 per Mcf, a decline of 9 percent from the previous year. Production revenues also were affected by a 6 percent decrease in volumes resulting from lower offshore production caused in part by the timing of production schedules. Oil revenues benefitted from an increase in volumes and prices. Operating fees were $1.1 million lower in 1995 primarily due to lower prices. Consulting fees were slightly higher due to the inclusion of revenues from a new contract. Also included in 1995 revenues was a $769,000 gain associated with the buy out of a long-term sales contract.

Operations expense increased $4.3 million in 1996 primarily due to Taurus's acquisition and exploration strategy. Lease operating expense was significantly higher because of current-year acquisitions plus an entire year's activity related to fiscal 1995 acquisitions. Additionally, exploration expense increased as a result of Taurus's expanded exploratory efforts. In 1995 operations expense increased $3 million primarily due to increased labor and related expense, exploration expense and administrative expense.

DD&A expense rose $9.6 million from the prior year largely due to increased production (16.1 Bcf in 1996 compared to 10.1 Bcf in 1995). In addition, the average depletion rate of $1.15 per Mcf increased from $0.88 per Mcf in 1995 as a result of reserve revisions and property write-downs. For 1995 the 8 percent increase in DD&A was due largely to an increased average depletion rate ($0.78 per Mcf in 1994) associated with downward reserve revisions.

OTHER ACTIVITIES AND INTERCOMPANY ELIMINATIONS: Operating income from Energen's group of other activities did not vary significantly in 1996. The notable decrease in 1995 was due almost exclusively to the absence of contribution from propane activities following the sale of the Company's propane assets in June 1994. Intercompany eliminations relate to intercompany natural gas sales and vary based on pricing and volumes.

NON-OPERATING ITEMS

CONSOLIDATED: Fiscal 1996 interest expense increased $2.2 million primarily due to the financing of Taurus's aggressive acquisition strategy, largely through the use of the Company's short-term credit facilities. The average daily outstanding balance under the short-term credit facilities was $38 million compared to $0.9 million in the prior year. Also influencing the current year was interest for a full year on $50 million of medium-term notes
(MTNs) issued in mid-1995 and, to a lesser degree, the issuance of $65 million of MTNs in the fourth quarter of fiscal 1996. Interest expense in 1995 increased 4 percent over 1994 due primarily to the $50 million of MTNs discussed above, offset to some degree by the repayment of $6.3 million of notes payable and lower average short-term debt outstanding.

The decrease in total other income in the current year was largely due to the inclusion of the amortization of the early call premium associated with the redemption of debt in the prior year. Other income in 1995 decreased significantly from 1994 as a result of pre-tax gains associated with the 1994 sale of the Company's propane assets ($2.1 million) and the sale of the Company's investment in equity securities ($1.5 million).

The Company's effective tax rates in 1996, 1995, and 1994 were lower than statutory federal tax rates primarily due to the recognition of nonconventional fuel tax credits and the amortization of investment tax credits. Changes in income tax expense in both years resulted primarily from changes in pre-tax income. The Company's effective tax rates are expected to remain lower than statutory federal rates through December 31, 2002, as tax credits generated each year are expected to be fully recognized in the financial statements.

FINANCIAL POSITION AND LIQUIDITY

The Company's net cash from operating activities totaled $52.5 million, $60.9 million, and $34.3 million in 1996, 1995, and 1994, respectively. Colder weather in 1996 impacted cash provided by operations through its effect on gas supply costs as reflected in increased accounts receivable and payable and in Alagasco's need to utilize and replenish its storage gas inventory.The receipt of amounts from Southern Natural Gas Company and other suppliers in settlement of matters before the FERC (see Note 2 to the Consolidating Financial Statements) positively affected cash flows in the current year. The increase in operating cash flow in 1995 primarily is due to the net cash outflow of $23.5 million in 1994 to purchase storage gas at Alagasco. For both years, cash flow was affected by fluctuations in other receivables and payables which are generally the result of timing of payments.

Cash used in investing activities increased $84.5 million and $39.6 million in 1996 and 1995, respectively, largely due to the implementation of Energen's diversified growth strategy. In 1996 Taurus invested $108 million in property acquisitions with development potential adding 178 Bcfe of proved developed and undeveloped oil and gas reserves. Current-year acquisitions include the $61 million purchase of 105 Bcf of coalbed methane reserves in Alabama. Prior-year acquisitions totaled $16.9 million and added 26.8 Bcfe to proved reserves. Taurus sold its entire working interest in reserves associated with the PMC acquisition venture in 1996 resulting in cash proceeds of $13.1 million. Proceeds of $13.4 million for the 1994 sale of both propane assets and equity securities contributed to the increase in cash used in 1995.

Cash provided by financing activities totaled $80 million in 1996. The Company issued $40 million of MTNs redeemable September 20, 2001, to September 15, 2026, with interest rates ranging from 7.1 percent to 8.1 percent. The Company utilized an additional $26.7 million in short-term credit facilities. Proceeds from these issuances were used to finance the acquisition strategy at Taurus. Also included in current-year financing activities were the proceeds from the issuance of $25 million in Alagasco MTNs redeemable December 1, 1998, to September 23, 2026, with interest rates ranging from 5.6 percent to 8 percent. These proceeds will be used for customer refunds (see Note 2 to the Consolidated Financial Statements), gas storage inventory replacement, and facilities upgrade and acquisition. Cash provided by financing activities in 1995 was $15.9 million and included the issuance of $50 million in Alagasco MTNs used to defease a portion of its long-term debt (see Note 3 to the Consolidated Financial Statements). In 1994 cash provided by financing activities was $6.2 million and included the issuance of 550,000 shares of Energen common stock and $50 million in Alagasco MTNs. Proceeds from these issuances were used to fund the purchase of underground storage gas, redeem other long-term debt, and fund additional capital needs.

CAPITAL EXPENDITURES

NATURAL GAS DISTRIBUTION: During the last three fiscal years, Alagasco has invested $124.4 million for capital projects: $95.9 million was spent on normal expansion replacements and support of its distribution system; $14.6 million was used in connection with the development of a new customer information system; $6.5 million was used to improve gas availability; and $7.5 million was used to purchase five municipal gas systems.

-----------------------------------------------------------------------------------------------------------------------
YEARS ENDED SEPTEMBER 30, (IN THOUSANDS)                                       1996            1995              1994
-----------------------------------------------------------------------------------------------------------------------
Capital expenditures for:
  Renewals, replacements, system expansion and other  ...................    $35,064          $30,611          $30,264
  Additions to improve gas availability   ...............................      1,799            3,024            1,644
  Municipal gas system acquisitions   ...................................      3,305            3,972              178
  Customer information system   .........................................      3,007            5,173            6,387
-----------------------------------------------------------------------------------------------------------------------
    Total   .............................................................    $43,175          $42,780          $38,473
-----------------------------------------------------------------------------------------------------------------------

EXPLORATION AND PRODUCTION: Taurus has spent $167.9 million for capital projects over the last three fiscal years, $7.8 million of which was charged to income as exploration expense. Expenditures for property acquisitions were $130.5 million, exploratory expenditures totaled $17.7 million, and $17.5 million was spent in development activities.

-----------------------------------------------------------------------------------------------------------------------
YEARS ENDED SEPTEMBER 30, (IN THOUSANDS)                                       1996             1995             1994
-----------------------------------------------------------------------------------------------------------------------
Capital and exploration expenditures for:
  Property acquisitions   ...............................................   $110,008          $17,939           $2,541
  Exploration   .........................................................      9,855            3,794            4,091
  Development   .........................................................     10,040            6,044            1,438
  Other   ...............................................................        583              716              900
-----------------------------------------------------------------------------------------------------------------------
    Total   .............................................................   $130,486          $28,493           $8,970
-----------------------------------------------------------------------------------------------------------------------
Exploration expenditures charged to income (included above)   ...........   $  4,169          $ 2,064           $1,614
-----------------------------------------------------------------------------------------------------------------------

OTHER ACTIVITIES: Capital expenditures by Energen's other activities totaled $1.3 million in the last three fiscal years and primarily related to gathering activities.

FUTURE CAPITAL RESOURCES AND LIQUIDITY

Utility capital expenditures could approximate $37.6 million in 1997 and primarily represent additions for normal distribution system expansion. Alagasco also will maintain an investment in storage working gas which is expected to average approximately $24 million in 1997. Alagasco anticipates funding these capital requirements through internally generated capital and the utilization of short-term credit facilities.

The Company's strategy to dramatically grow its oil and gas exploration and production subsidiary involves investing $400 million in the acquisition of producing properties with development potential and $100 million in offshore Gulf of Mexico exploration and development in the five-year period ending September 30, 2000. During 1997 Taurus plans to invest $90 million in property acquisitions and in the development of existing reserves and $20 million in offshore exploration and development. It should be noted that Taurus's ability to invest in property acquisitions will be significantly influenced by industry trends as the producing property acquisition market has historically been cyclical. To finance Taurus's investment program, the Company initially will utilize short-term credit facilities of $156 million to supplement internally generated cash flow, but long-term debt and equity will be issued for permanent financing. During fiscal 1996, Energen filed a $250 million shelf registration for debt and common stock. MTNs of $40 million were issued in September 1996, and the Company plans to offer a combination of debt and equity during the second fiscal quarter of 1997.

OUTLOOK

NATURAL GAS DISTRIBUTION: A recent five-year extension of the utility's rate-setting mechanism gives Alagasco the opportunity to continue earning a return on average equity at year-end within a range of 13.15 percent to 13.65 percent. Alagasco has previously implemented and will continue to utilize flexible rate strategies to help compete effectively for large commercial and industrial customer load in the deregulated marketplace and combat fuel-switching and the threat of bypass of the distribution system. To supplement traditional service area growth, the utility will continue to pursue the acquisition of municipal gas systems in Alabama. Although residential unbundling is being considered by some in the industry as a potential means to improve efficiency and achieve market-driven pricing, Energen believes that electric and gas utility market competition in Alabama already fulfills that purpose for Alagasco; however, the Company will continue to assess the advisability of residential unbundling.

EXPLORATION AND PRODUCTION: Taurus's oil and gas production is expected to increase 70 percent to more than 27 Bcfe in 1997. Seventy-two percent of production is expected to come from currently producing wells; another 17 percent should be generated by existing wells coming on-line during the year; and 11 percent is targeted from new acquisitions to be made in 1997. To hedge its exposure to price fluctuations, Taurus has entered into futures contracts or placed under sales contracts 70 percent of estimated gas production at an average price of $2.18 per Mcf. Taurus also has hedged more than half of its estimated oil production at $20.98 per barrel. Hedge prices do not reflect basis differential. Coalbed methane production during 1997 is expected to generate more than $6 million in tax credits.

OTHER: Certain of the statements set forth above contain forward-looking information. Such statements involve risks and uncertainties, and there are certain important factors that could cause actual results to differ materially from those anticipated. Some of these important factors include, but are not limited to, economic and competitive conditions, inflation, rates, regulatory changes, financial market conditions, future business decisions, and other uncertainties, all of which are difficult to predict and most of which are beyond the control of the Company. There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the Company. As discussed in Note 12 to the Consolidated Financial Statements, the total amount or timing of actual future production may vary significantly from the amount of reserves disclosed. In the event Taurus is unable to fully invest its planned acquisition expenditures, operating revenues and proved reserves would be negatively affected. The Company's results of operations and cash flows also could be affected by changing oil and gas prices. Although Taurus makes use of futures contracts to mitigate risk, fluctuations in oil and gas prices may affect the Company's financial position.

RECENT PRONOUNCEMENTS OF THE FASB

During fiscal 1997, the Company is required to adopt two Statements issued in 1995 by the Financial Accounting Standards Board. Statement of Financial Accounting Standard (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, requires long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount for an asset may not be recoverable. Based on known facts and circumstances, its adoption is not expected to have a material impact on the Company's financial statements. SFAS No. 123,Accounting for Stock-Based Compensation, establishes a fair value-based method of accounting for employee stock options but allows companies to continue to follow the accounting treatment prescribed by APB Opinion 25 with proper disclosure. The Company has not yet determined the method of accounting that it will follow for stock options but does not expect the requirements of SFAS No. 123 to have a material impact on the Company's financial statements. In June 1996, SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, was issued and provides accounting and reporting standards for such transactions. The Company is required to adopt this Statement in fiscal 1998, and it is not expected to have a material impact on the Company's financial statements.

QUARTERLY MARKET PRICES AND DIVIDENDS PAID PER SHARE

------------------------------------------------------------------------------------------------------------------------
QUARTER ENDED (IN DOLLARS)                                                  High       Low       Close    Dividends Paid
------------------------------------------------------------------------------------------------------------------------
December 31, 1994 ...................................................      22 3/4     19 3/4      22           .28
March 31, 1995  .....................................................      23 1/2     20 5/8      22 7/8       .28
June 30, 1995 .......................................................      23 1/4     20 1/8      21 1/2       .28
September 30, 1995  .................................................      22 3/8     21          21 3/4       .29
------------------------------------------------------------------------------------------------------------------------
December 31, 1995 ...................................................      25 1/8     21 3/8      24 1/8       .29
March 31, 1996  .....................................................      25 3/8     21 3/4      21 7/8       .29
June 30, 1996 .......................................................      24 1/4     21 7/8      22 1/8       .29
September 30, 1996  .................................................      25         22          24           .30
------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME

ENERGEN CORPORATION AND SUBSIDIARIES
-----------------------------------------------------------------------------------------------------------------------
YEARS ENDED SEPTEMBER 30, (IN THOUSANDS, EXCEPT SHARE DATA)                        1996          1995           1994
-----------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES
Natural gas distribution  ...................................................  $  357,252    $  295,967     $  344,637
Oil and gas production activities ...........................................  $   42,624        23,655         25,211
Other .......................................................................       2,158         2,298          8,810
Intercompany eliminations ...................................................      (2,592)       (3,340)        (4,155)
-----------------------------------------------------------------------------------------------------------------------
    Total operating revenues  ...............................................     399,442       318,580        374,503
-----------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
Cost of gas .................................................................     178,810       130,220        184,458
Operations  .................................................................     100,822        93,293         89,829
Maintenance .................................................................      11,078         9,849          9,469
Depreciation, depletion and amortization  ...................................      41,118        29,556         27,976
Taxes, other than income taxes  .............................................      28,817        23,629         27,443
-----------------------------------------------------------------------------------------------------------------------
    Total operating expenses  ...............................................     360,645       286,547        339,175
-----------------------------------------------------------------------------------------------------------------------
OPERATING INCOME  ...........................................................      38,797        32,033         35,328
-----------------------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE)
Interest expense, net of amounts capitalized  ...............................     (13,920)      (11,693)       (11,284)
Gain on sale of assets  .....................................................          --            --          2,142
Other, net  .................................................................       1,712         2,649          4,176
-----------------------------------------------------------------------------------------------------------------------
    Total other income (expense)  ...........................................     (12,208)       (9,044)        (4,966)
-----------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES  .................................................  $   26,589    $   22,989     $   30,362
Income taxes  ...............................................................       5,048         3,681          6,611
-----------------------------------------------------------------------------------------------------------------------
NET INCOME  .................................................................  $   21,541    $   19,308     $   23,751
-----------------------------------------------------------------------------------------------------------------------
EARNINGS PER AVERAGE COMMON SHARE ...........................................  $     1.95    $     1.77     $     2.19
-----------------------------------------------------------------------------------------------------------------------
AVERAGE COMMON SHARES OUTSTANDING ...........................................  11,023,434    10,906,315     10,833,619
-----------------------------------------------------------------------------------------------------------------------


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

ENERGEN CORPORATION AND SUBSIDIARIES
-----------------------------------------------------------------------------------------------------------------------
AS OF SEPTEMBER 30, (IN THOUSANDS)                                                                1996          1995
-----------------------------------------------------------------------------------------------------------------------
ASSETS

PROPERTY, PLANT AND EQUIPMENT
Utility plant .............................................................................     $544,643      $504,371
Less accumulated depreciation .............................................................      268,110       247,926
-----------------------------------------------------------------------------------------------------------------------
    Utility plant, net  ...................................................................      276,533       256,445
-----------------------------------------------------------------------------------------------------------------------
Oil and gas properties, successful efforts method .........................................      224,469       117,339
Less accumulated depreciation, depletion and amortization .................................       60,152        51,170
-----------------------------------------------------------------------------------------------------------------------
Oil and gas properties, net ...............................................................      164,317        66,169
-----------------------------------------------------------------------------------------------------------------------
Other property, net .......................................................................        4,066         4,650
-----------------------------------------------------------------------------------------------------------------------
Total property, plant and equipment, net  .................................................      444,916       327,264
-----------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents .................................................................       17,074        36,695
Accounts receivable, net of allowance for doubtful accounts of
     $3,002 in 1996 and $2,533 in 1995  ...................................................       42,353        30,813
Inventories, at average cost
    Storage gas inventory .................................................................       28,214        20,276
    Materials and supplies  ...............................................................        7,704         7,711
    Liquified natural gas in storage  .....................................................        2,417         3,539
Deferred income taxes .....................................................................        7,995         9,667
Prepayments and other .....................................................................        9,538        10,330
-----------------------------------------------------------------------------------------------------------------------
Total current assets  .....................................................................      115,295       119,031
-----------------------------------------------------------------------------------------------------------------------
OTHER ASSETS
Deferred charges and other  ...............................................................       10,760        12,789
-----------------------------------------------------------------------------------------------------------------------
    Total other assets  ...................................................................       10,760        12,789
-----------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS  .............................................................................     $570,971      $459,084
-----------------------------------------------------------------------------------------------------------------------


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

-----------------------------------------------------------------------------------------------------------------------
AS OF SEPTEMBER 30, (IN THOUSANDS)                                                                  1996         1995
-----------------------------------------------------------------------------------------------------------------------
CAPITAL AND LIABILITIES

CAPITALIZATION
Preferred stock, cumulative, $0.01 par value, 5,000,000 shares authorized ...................    $     --     $     --
Common shareholders equity
  Common stock, $0.01 par value; 30,000,000 shares authorized,
    11,162,634 shares outstanding in 1996 and 10,921,733 shares
    outstanding in 1995   ...................................................................         112          109
  Premium on capital stock  .................................................................      86,833       81,243
  Capital surplus   .........................................................................       2,802        2,802
  Retained earnings   .......................................................................      98,658       90,020
  Treasury stock, at cost (11,627 shares in 1995) ...........................................          --         (250)
-----------------------------------------------------------------------------------------------------------------------
    Total common shareholder's equity .......................................................     188,405      173,924
Long-term debt  .............................................................................     195,545      131,600
-----------------------------------------------------------------------------------------------------------------------
    Total capitalization  ...................................................................     383,950      305,524
-----------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Long-term debt due within one year  .........................................................       1,805        1,775
Notes payable to banks  .....................................................................      59,000       32,300
Accounts payable  ...........................................................................      32,659       32,242
Accrued taxes ...............................................................................      17,567       11,339
Customer's deposits .........................................................................      17,364       18,218
Amounts due customers .......................................................................      17,746       16,546
Accrued wages and benefits  .................................................................      11,584       10,955
Other .......................................................................................      18,049       14,923
-----------------------------------------------------------------------------------------------------------------------
    Total current liabilities ...............................................................     175,774      138,298
-----------------------------------------------------------------------------------------------------------------------
DEFERRED CREDITS AND OTHER LIABILITIES
Deferred income taxes .......................................................................         972        2,540
Other .......................................................................................      10,275       12,722
-----------------------------------------------------------------------------------------------------------------------
    Total deferred credits and other liabilities  ...........................................      11,247       15,262
-----------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES ...............................................................          --           --
-----------------------------------------------------------------------------------------------------------------------
TOTAL CAPITAL AND LIABILITIES ...............................................................    $570,971     $459,084
-----------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY

ENERGEN CORPORATION AND SUBSIDIARIES
----------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)
----------------------------------------------------------------------------------------------------------------------------
                                            Common Stock                                                Treasury Stock
                                      -----------------------                                         ---------------------
                                       Number of         Par     Premium on      Capital    Retained  Number of
                                        Shares          Value   Capital Stock    Surplus    Earnings    Shares        Cost
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1993         10,320,317        $103        $66,368      $2,802     $71,040          --      $   --
Net income                                                                                   23,751
Shares issued for:
    Stock Offering                       550,000           6         13,531
    Dividend reinvestment plan             7,717                        181
    Employee benefit plans                39,870                        993
Cash dividends -- $1.09 per share                                                           (11,749)
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1994         10,917,904         109         81,073       2,802      83,042          --          --
Net income                                                                                   19,308
Purchase of treasury shares                                                                            (128,900)     (2,721)
Shares issued for:
    Dividend reinvestment plan                                           14                              19,035         394
    Employee benefit plans                 3,829                        156                              98,238       2,077
Cash dividends -- $1.13 per share                                                           (12,330)
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1995         10,921,733         109         81,243       2,802      90,020     (11,627)       (250)
Net income                                                                                   21,541
Purchase of treasury shares                                                                             (86,900)     (1,985)
Shares issued for:
    Dividend reinvestment plan            80,529           1          1,827                              66,552       1,511
    Employee benefit plans               160,372           2          3,763                              31,975         724
Cash dividends - $1.17 per share                                                            (12,903)
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1996         11,162,634        $112        $86,833      $2,802     $98,658          --      $   --
----------------------------------------------------------------------------------------------------------------------------


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

ENERGEN CORPORATION AND SUBSIDIARIES
-----------------------------------------------------------------------------------------------------------------------
YEARS ENDED SEPTEMBER 30, (IN THOUSANDS)                                          1996           1995           1994
-----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income  ...............................................................     $ 21,541        $19,308        $23,751
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation, depletion and amortization ...............................       41,118         29,556         27,976
   Deferred income taxes, net .............................................         (672)        (2,061)        (2,802)
   Deferred investment tax credits, net ...................................         (486)          (487)          (487)
   Gain on sale of assets .................................................           --             --         (2,142)
   Gain on sale of equity securities  .....................................           --             --         (2,878)
   Net change in:
     Accounts receivable  .................................................      (11,540)         3,332          1,523
     Inventories  .........................................................       (6,809)         3,775        (23,467)
     Deferred gas cost  ...................................................         (549)            34          1,505
     Accounts payable gas purchases .......................................       (1,614)         9,882          1,220
     Accounts payable trade ...............................................        2,031         (5,120)        (1,349)
     Supplier refunds due customers .......................................       13,942          2,483             92
     Other current assets and liabilities .................................       (2,272)        (3,290)        14,201
   Other, net .............................................................       (2,233)         3,457         (2,800)
-----------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities  ...........................       52,457         60,869         34,343
-----------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Additions to property, plant and equipment  ...............................     (168,414)       (68,940)       (45,543)
Proceeds from sale of assets  .............................................       13,134             --          8,624
Proceeds from sale of equity securities ...................................           --             --          4,808
Payments on notes receivable  .............................................        1,557            816          1,639
Other, net  ...............................................................        1,627            501          2,485
-----------------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities  ...............................     (152,096)       (67,623)       (27,987)
-----------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Payment of dividends on common stock  .....................................      (12,903)       (12,330)       (11,749)
Issuance of common stock  .................................................        4,645             84         14,711
Purchase of treasury stock  ...............................................       (1,985)        (2,721)            --
Reduction of long-term debt ...............................................       (1,025)       (45,070)       (12,470)
Proceeds from issuance of long-term debt  .................................       64,586         49,660         49,670
Net change in short-term debt .............................................       26,700         26,300        (34,000)
-----------------------------------------------------------------------------------------------------------------------
     Net cash provided by financing activities  ...........................       80,018         15,923          6,162
-----------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents ...................................      (19,621)         9,169         12,518
Cash and cash equivalents at beginning of period  .........................       36,695         27,526         15,008
-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period  ...............................     $ 17,074        $36,695        $27,526
-----------------------------------------------------------------------------------------------------------------------



The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ENERGEN CORPORATION AND SUBSIDIARIES

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Energen Corporation (the Company) is a diversified energy holding company engaged primarily in the purchase, distribution, and sale of natural gas, principally in central and north Alabama, and in the exploration, production, acquisition and development of oil and gas in the continental United States. The following is a description of the Company's significant accounting policies and practices.

A.       PRINCIPLES OF CONSOLIDATION

The accompanying financial statements include the accounts of the Company and its subsidiaries, principally Alabama Gas Corporation (Alagasco) and Taurus Exploration Inc. (Taurus), after elimination of all significant intercompany transactions in consolidation. Certain reclassifications have been made to conform the prior years' financial statements to the current-year presentation.

B.       NATURAL GAS DISTRIBUTION

         UTILITY PLANT AND DEPRECIATION: Property, plant and equipment is stated at cost. The cost of utility plant includes an allowance for funds used during construction. Maintenance is charged for the cost of normal repairs and the renewal or replacement of an item of property which is less than a retirement unit. When property which represents a retirement unit is replaced or removed, the cost of such property is credited to utility plant and, together with the cost of removal less salvage, is charged to the accumulated reserve for depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of utility property at rates established by the Alabama Public Service Commission (APSC). Approved depreciation rates averaged approximately 4.3 percent in 1996, 1995 and 1994. The excess of total acquisition costs over book value of net assets acquired to date is included in utility plant ($23.2 million, net of $6.5 in accumulated amortization at September 30, 1996) and is being amortized on a straight-line basis over approximately 23 years.

         INVENTORIES: Inventories, which consist primarily of gas stored underground, are stated at average cost.

         OPERATING REVENUE AND GAS COSTS: In accordance with industry practice, Alagasco records natural gas distribution revenues on a monthly- and cycle-billing basis. The commodity cost of purchased gas applicable to gas delivered to customers but not yet billed under the cycle-billing method is deferred as a current asset.

         REGULATORY ACCOUNTING: Alagasco is subject to the provisions of Statement of Financial Accounting Standard (SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation. In general, SFAS No. 71 allows utilities to capitalize or defer certain costs or revenues, based upon orders received from regulatory authorities, to be recovered from or refunded to customers in future periods.

C.       OIL AND GAS PRODUCING ACTIVITIES

         PROPERTY AND RELATED DEPLETION: Taurus follows the successful efforts method of accounting for costs incurred in the exploration and development of oil and gas reserves. Lease acquisition costs are capitalized initially, and unproved properties are reviewed periodically to determine if there has been impairment of the carrying value, with any such impairment charged to exploration expense currently. Exploratory drilling costs are capitalized pending determination of proved reserves. If proved reserves are not discovered, the exploratory drilling costs are expensed. Other exploration costs, including geological and geophysical costs, are expensed as incurred. All development costs are capitalized. Depreciation, depletion and amortization is determined on field-by-field basis using the unit-of-production method based on proved reserves. A provision for anticipated abandonment and restoration costs at the end of a property's useful life is made through depreciation expense.

         HEDGING: Taurus periodically enters into futures contracts to hedge its exposure to price fluctuations on oil and gas production. Gains and losses on futures contracts are recorded in the income statement as the hedged volumes are recognized.

         OPERATING REVENUE: Taurus utilizes the sales method of accounting to recognize oil and gas production revenue. Under the sales method, revenue is recognized for the company's total takes of oil and gas production, and overproduction liabilities are established only when it is estimated that a property's overproduced volumes exceed the net share of remaining reserves for such property. The Company has no significant production imbalances at September 30, 1996. Gains and losses on the sale of property in the ordinary course of business are classified as operating revenue; current year gains of $3.9 million were recorded.

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

F.       ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates with regard to these financial statements include the estimate of proved oil and gas reserve volumes and the related present value of estimated future net revenues therefrom (see Note 12).

2. REGULATORY MATTERS

As an Alabama utility, Alagasco is subject to regulation by the APSC which, in 1983, established the Rate Stabilization and Equalization (RSE) rate-setting process. RSE was extended for the fourth time on October 7, 1996, for a five-year period through January 1, 2002. Under the terms of that extension, RSE will continue after January 1, 2002, unless, after notice to the Company and a hearing, the Commission votes to either modify or discontinue its operation.

Under RSE as extended, the APSC conducts quarterly reviews to determine, based on Alagasco's projections and fiscal year-to-date performance, whether Alagasco's return on equity for the fiscal year will be within the allowed range of 13.15 percent to 13.65 percent. Reductions in rates can be made quarterly to bring the projected return within the allowed range; increases, however, are allowed only once each fiscal year, effective December 1, and cannot exceed 4 percent of prior-year revenues. RSE limits the utility's equity upon which a return is permitted to 60 percent of total capitalization and provides for certain cost control measures designed to monitor Alagasco's operations and maintenance (O&M) expense. If the change in O&M expense per customer falls within 1.25 percentage points above or below the Consumer Price Index For All Urban Customers (index range), no adjustment is required. If, however, the change in O&M expense per customer exceeds the index range, three-quarters of the difference is returned to customers. To the extent the change is less than the index range, the utility benefits by one-half of the difference through future rate adjustments. Under RSE as extended, an $8.2 million annual increase in revenue became effective December 1, 1995, and a $1.3 million decrease in revenue became effective October 1, 1996.

Effective December 15, 1990, the APSC approved a temperature adjustment to customers' monthly bills to remove the effect of departures from normal temperature on Alagasco's earnings. The calculation is performed monthly, and the adjustments to customers' bills are made in the same billing cycle the weather variation occurs.

Alagasco's rate schedules for natural gas distribution charges contain a Gas Supply Adjustment (GSA) rider, established in 1993, which permits the pass-through to customers of changes in the cost of gas supply, including Gas Supply Realignment (GSR) surcharges imposed by Alagasco's suppliers resulting from changes in gas supply purchases related to the implementation of Federal Energy Regulatory Commission (FERC) Order 636. On October 7, 1996, the APSC issued an order providing for the refund to customers of approximately $17.1 million, including interest, of supplier refunds. The

Order provides that refunds shall be returned to customers prior to January 31, 1997. These refunds were collected from a variety of sources and most relate to the settlement of rate case and FERC Order 636 proceedings of Southern Natural Gas Company (Southern) as described herein.

On September 9, 1996, the APSC approved Alagasco's application to issue $25 million of debt, a portion of which will be used to fund the supplier refunds discussed above. On June 12, 1995, Alagasco received approval from the APSC to issue $50 million of debt, a portion of which was used to redeem all of Alagasco's 9 percent debentures and 11 percent First Mortgage Bonds. In connection with the early call of the redeemed debt, Alagasco paid an early call premium of approximately $1.3 million. Because the APSC authorized Alagasco to collect the early call premium through customer rates, a regulatory asset of $1.3 million was recorded at September 30, 1995, and the amounts were collected during fiscal 1996.

In accordance with APSC-directed regulatory accounting procedures, Alagasco in 1989 began returning to customers excess utility deferred taxes which resulted from a reduction in the federal statutory tax rate from 46 percent to 34 percent using the average rate assumption method. This method provides for the return to ratepayers of excess deferred taxes over the lives of the related assets. In 1993 those excess taxes were reduced as a result of a federal tax rate increase from 34 percent to 35 percent. Remaining excess utility deferred taxes of $2.7 million are being returned to ratepayers over approximately 14 years. At September 30, 1996 and 1995, regulatory liabilities of $5 million and $6 million, respectively, were included in the financial statements related to income taxes.

FERC REGULATION: On March 15, 1995, Southern filed a comprehensive settlement with the FERC in the form of a Stipulation and Agreement (the Settlement) to resolve all issues in Southern's six pending rate cases, as well as to resolve all GSR and transition cost issues resulting from the implementation of FERC Order 636. Alagasco was a supporting party to the Settlement. On April 11, 1996, the FERC issued its Order on Rehearing approving the Settlement with minor modifications. The Settlement, as approved by FERC, provides for the following: (1) the resolution of all cost of service and rate design issues in Southern's six pending rate cases and the establishment of reduced rates for the purpose of calculating rate case refunds; (2) the implementation of reduced settlement rates for supporting parties commencing March 1, 1995; (3) the resolution of all GSR and other transition cost issues resulting from FERC Order 636; (4) lower GSR cost recovery through the reduction and earlier payout of GSR costs; (5) a three-year moratorium on general rate increases; and (6) the resolution and disposition of all rate case and GSR refunds for supporting parties. With respect to this last point, the Settlement provides that all rate case refunds will be used to offset a portion of Southern's remaining GSR liability. In addition, as a result of the recalculated GSR surcharges for the period January 1, 1994, to February 28, 1995, Southern refunded over-collected GSR costs. As a result of this FERC order, Alagasco received other refunds based on contracts with other suppliers whose prices were tied to Southern's rates. In total, $17.1 million will be refunded to customers prior to January 31, 1997, and includes amounts received from Southern, other suppliers and accrued interest.

The Settlement, as approved by FERC, resolves all issues relating to GSR and other transition costs with respect to supporting parties. Alagasco estimates that it has a remaining GSR liability of approximately $0.8 million to be paid through December 1997 and approximately $1.4 million in other transition costs to be paid through June 1998. Because these costs will be recovered in full from its customers, Alagasco recorded regulatory assets of $2.2 million and $5 million at September 30, 1996 and 1995, respectively.

3.       LONG-TERM DEBT AND NOTES PAYABLE

Long-term debt consists of the following:


-----------------------------------------------------------------------------------------------------------------------
AS OF SEPTEMBER 30, (IN THOUSANDS)                                                               1996            1995
-----------------------------------------------------------------------------------------------------------------------
Energen Corporation:
  Medium-term Notes, interest ranging from 7.07% to 8.09%, for notes
    redeemable September 20, 2001, to September 15, 2026  ...............................     $ 40,000        $     --
  8% Debentures, due up to $1,000,000 annually to February 1, 2007  .....................       18,714          18,746
  Series 1993 Notes, interest ranging from 5.25% to 7.25%, due annually in payments ranging from $805,000 to $1,604,000 from March 1, 1997,
   to March 1, 2008 .....................................................................       13,636          14,629
Alabama Gas Corporation:
  Medium-term Notes, interest ranging from 5.4% to 7.97%, for notes
   redeemable December 1, 1998, to September 23, 2026 ...................................      125,000         100,000
-----------------------------------------------------------------------------------------------------------------------
Total ...................................................................................      197,350         133,375
Less amounts due within one year  .......................................................        1,805           1,775
-----------------------------------------------------------------------------------------------------------------------
  Total .................................................................................     $195,545        $131,600
-----------------------------------------------------------------------------------------------------------------------

In the prior year, the Company deposited $37.6 million into an irrevocable trust to complete an in-substance defeasance of Alagasco's 9 percent debentures and 11 percent Series H First Mortgage Bonds. The funds in the trust, primarily obtained through the issuance of medium-term notes and short-term borrowings, were used solely to satisfy the principal, interest, and call premium of the defeased debt. Accordingly, the debt and related accrued interest were excluded from the 1995 consolidated balance sheet. No gain or loss was recorded in the financial statements as the APSC granted Alagasco regulatory relief related to the income statement impact of this defeasance.

The aggregate maturities of long-term debt for the next five years are as follows:

-------------------------------------------------------------------------------------
                         YEARS ENDING SEPTEMBER 30, (IN THOUSANDS)
-------------------------------------------------------------------------------------
          1997             1998             1999             2000             2001
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
         $1,805           $1,855           $7,219           $1,965          $ 18,648
-------------------------------------------------------------------------------------

The Company is subject to various restrictions on the payment of dividends. Under its 8 percent debentures, the most restrictive provision states that dividends or other distributions with respect to common stock may not be made unless the Company maintains a minimum consolidated tangible net worth of $80 million; at September 30, 1996, Energen had a tangible net worth of $188,178,000.

The Company and Alagasco have short-term credit lines and other credit facilities of $156 million available to either entity for working capital needs. The following is a summary of information relating to notes payable to banks:

-----------------------------------------------------------------------------------------------------------------------
AS OF SEPTEMBER 30, (IN THOUSANDS)                                                1996           1995           1994
-----------------------------------------------------------------------------------------------------------------------
Amount outstanding  .......................................................     $ 59,000       $ 32,300       $  6,000
Available for borrowings  .................................................       97,000         77,700        104,000
-----------------------------------------------------------------------------------------------------------------------
  Total ...................................................................     $156,000       $110,000       $110,000
-----------------------------------------------------------------------------------------------------------------------
Maximum amount outstanding at any month-end ...............................     $ 95,000       $ 32,300       $ 60,000
Average daily amount outstanding  .........................................     $ 37,960       $    917       $ 13,836
Weighted average interest rates based on:
  Average daily amount outstanding  .......................................         5.68%          5.76%          3.32%
  Amount outstanding at year-end  .........................................         5.62%          5.96%          5.17%
-----------------------------------------------------------------------------------------------------------------------

Total interest expense for Energen in 1996, 1995 and 1994 was $13,920,000, $11,693,000, and $11,284,000, respectively.

4. INCOME TAXES

The components of income taxes consist of the following:

-----------------------------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED SEPTEMBER 30, (IN THOUSANDS)                                   1996           1995           1994
-----------------------------------------------------------------------------------------------------------------------
Taxes estimated to be payable currently:
  Federal .................................................................       $5,218         $5,377         $8,550
  State ...................................................................          989            873          1,369
-----------------------------------------------------------------------------------------------------------------------
    Total current .........................................................        6,207          6,250          9,919
-----------------------------------------------------------------------------------------------------------------------
Taxes deferred:
  Federal .................................................................       (1,221)        (2,580)        (2,976)
  State ...................................................................           62             11           (332)
-----------------------------------------------------------------------------------------------------------------------
    Total deferred  .......................................................       (1,159)        (2,569)        (3,308)
-----------------------------------------------------------------------------------------------------------------------
Total income tax expense  .................................................       $5,048         $3,681         $6,611
-----------------------------------------------------------------------------------------------------------------------

Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities for 1996 and 1995 are as follows:

------------------------------------------------------------------------------------------------------------------------
AS OF SEPTEMBER 30, (IN THOUSANDS)                                               1996                     1995
------------------------------------------------------------------------------------------------------------------------
                                                                           Current  Noncurrent      Current   Noncurrent
                                                                           ---------------------------------------------
Deferred tax assets:
  Regulatory liabilities  .............................................     $   --     $1,872       $    --    $ 2,229
  Minimum tax credit  .................................................         --     16,379            --     14,622
  Insurance and accruals  .............................................      2,487         --         2,175         --
  Unbilled revenue  ...................................................      1,658         --         1,565         --
  Other, net  .........................................................      5,812      1,952         6,691      2,012
------------------------------------------------------------------------------------------------------------------------
    Subtotal  .........................................................      9,957     20,203        10,431     18,863
    Valuation allowance ...............................................         --         --            --         --
------------------------------------------------------------------------------------------------------------------------
      Total deferred tax assets .......................................     $9,957    $20,203       $10,431    $18,863
------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation and basis differences  .................................     $   --    $18,227       $    --    $18,497
  Basis differences on oil and gas producing properties ...............         --      1,960            --      2,160
  Other, net  .........................................................      1,962        988           764        746
------------------------------------------------------------------------------------------------------------------------
      Total deferred tax liabilities  .................................     $1,962    $21,175       $   764    $21,403
------------------------------------------------------------------------------------------------------------------------

No valuation allowance with respect to deferred taxes is deemed necessary as the Company anticipates generating adequate future taxable income to realize the benefits of all deferred tax assets on the consolidated balance sheet. As of September 30, 1996, the amount of minimum tax credit which can be carried forward indefinitely to reduce future regular tax liability is $16,379,000.

Total income tax expense differs from the amount which would be provided by applying the statutory federal income tax rate to earnings before taxes as illustrated below:

-----------------------------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED SEPTEMBER 30, (IN THOUSANDS)   1996     1995    1994
-----------------------------------------------------------------------------------------------------------------------
Income tax expense at statutory federal income tax rate ...........................     $9,306       $8,046    $10,627
Increase (decrease) resulting from:
  Nonconventional fuel credits-current  ...........................................     (3,575)      (2,343)    (4,259)
  Nonconventional fuel credits-deferred ...........................................       (646)      (1,779)       127
  Investment tax credits-deferred .................................................       (487)        (487)      (487)
  State income taxes, net of federal income tax benefit ...........................        681          625        700
  Other, net  .....................................................................       (231)        (381)       (97)
-----------------------------------------------------------------------------------------------------------------------
Total income tax expense  .........................................................     $5,048       $3,681    $ 6,611
-----------------------------------------------------------------------------------------------------------------------

5. EMPLOYEE BENEFIT PLANS

The Company has two defined benefit non-contributory pension plans which cover a majority of the employees. Benefits are based on years of service and final earnings. The Company's policy is to use the "projected unit credit" actuarial method for funding and financial reporting purposes. The expense for the plan covering the majority of employees (Plan A) for the years ended September 30, 1996, 1995 and 1994, was $412,000, $1,158,000, and $15,000, respectively. The expense for the second plan covering employees under certain labor union agreements (Plan B) for 1996, 1995 and 1994 was $197,000, $339,000, and
$555,000, respectively.

The funded status of the plans is as follows:

-----------------------------------------------------------------------------------------------------------------------
AS OF JUNE 30, (IN THOUSANDS)                                                   PLAN A                   PLAN B
-----------------------------------------------------------------------------------------------------------------------
                                                                           1996        1995          1996       1995
                                                                         ----------------------------------------------
Vested benefits ...................................................      $(56,828)   $(46,073)     $(14,210)  $(13,499)
Nonvested benefits  ...............................................        (4,323)     (5,912)       (2,336)    (2,083)
-----------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation  ...................................       (61,151)    (51,985)      (16,546)   (15,582)
Effects of salary progression .....................................       (12,607)    (11,047)           --         --
-----------------------------------------------------------------------------------------------------------------------
Projected benefit obligation  .....................................       (73,758)    (63,032)      (16,546)   (15,582)
Fair value of plan assets, primarily equity and
   fixed income securities  .......................................        80,750      69,431        18,358     16,429
Unrecognized net gain (loss)  .....................................          (337)      1,470          (433)       296
Unrecognized prior service cost ...................................            35          41         1,205      1,412
Unrecognized net transition obligation (asset)  ...................        (4,303)     (5,111)          340        396
-----------------------------------------------------------------------------------------------------------------------
Accrued pension asset .............................................      $  2,387    $  2,799      $  2,924   $  2,951
-----------------------------------------------------------------------------------------------------------------------

At September 30, 1996, for both plans the discount rate used to measure the projected benefit obligation was 7.75 percent, and the expected long-term rate of return on plan assets was 8.25 percent. The annual rate of salary increase for the salaried plan was 5.75 percent. At September 30, 1995, for both plans the discount rate used to measure the projected benefit obligation was 7.5 percent, and the expected long-term rate of return on plan assets was 8.25 percent. The annual rate of salary increase for the salaried plan was 5.5 percent.

The components of net pension costs for 1996, 1995 and 1994 were:

-----------------------------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED SEPTEMBER 30, (IN THOUSANDS)              PLAN A                                PLAN B
-----------------------------------------------------------------------------------------------------------------------
                                                  1996         1995         1994        1996         1995        1994
                                                -----------------------------------------------------------------------
Service Cost  ...............................   $ 2,147       $2,052       $1,873      $  255       $  224       $ 224
Interest cost on projected benefit obligation     4,617        4,728        4,550       1,166        1,095       1,042
Actual (return) on plan assets  .............   (22,733)      (8,787)        (504)     (2,971)      (2,172)       (372)
Net amortization and deferral ...............    16,381        2,106       (5,904)      1,747        1,192        (339)
Loss due to special termination benefits  ...        --        1,489           --          --           --          --
Settlement gain .............................        --         (430)          --          --           --          --
-----------------------------------------------------------------------------------------------------------------------
Net pension expense .........................   $   412       $1,158       $   15      $  197       $  339       $ 555
-----------------------------------------------------------------------------------------------------------------------

In 1995 the Company recognized a loss for special termination benefits of $1,489,000 and a settlement gain of $430,000 pursuant to a voluntary early retirement option offered to all salaried, non-officer employees of at least 58 years of age with a minimum of 5 years' service. Of the 55 eligible employees, 41 accepted.

The Company has deferred compensation plan agreements for certain key executives providing for payments on retirement, termination, death or disability. The deferred compensation expense under these agreements for 1996, 1995 and 1994 was $1,002,000, $808,000, and $461,000, respectively. At June
30, 1996 and 1995, the accumulated post-retirement benefit obligation related to these agreements was $6,206,000 and $4,770,000, the projected benefit obligation was $9,442,000 and $5,904,000, and the accrued post-retirement benefit liability was $464,000 and $199,000.

In addition to providing pension benefits, the Company provides certain post-retirement health care and life insurance benefits. Substantially all of the Company's employees may become eligible for such benefits if they reach normal retirement age while working for the Company. In a prior year, the Company adopted SFAS No.106, Employers' Accounting for Post-retirement benefits Other Than Pensions, with respect to the accrual of such costs for salaried employees. During fiscal year 1994, the Company adopted SFAS 106 with respect to such costs for employees under collective bargaining agreements. There was no cumulative effect on the income statement resulting from the adoption of FAS 106, as the Company elected to amortize transition costs over a 20-year period. On December 6, 1993, the APSC adopted an order which allows the Company to recover all costs accrued under SFAS 106 through rates.

While the Company has not adopted a formal funding policy, all of its accrued post-retirement liability was funded at year-end. The expense for salaried employees for the years ended September 30, 1996, 1995, and 1994 was $1,984,000, $2,271,000, and $2,319,000, respectively. The expense for union employees was $4,076,000, $3,613,000, and $3,685,000 during 1996, 1995 and
1994, respectively. The "projected unit credit" actuarial method was used to determine the normal cost and actuarial liability.

A reconciliation of the estimated status of the obligation is as follows:

-----------------------------------------------------------------------------------------------------------------------
AS OF JUNE 30, (IN THOUSANDS)                                         SALARIED EMPLOYEES             UNION EMPLOYEES
-----------------------------------------------------------------------------------------------------------------------
                                                                      1996          1995             1996        1995
                                                                    ---------------------------------------------------
Retirees  .......................................................   $(10,344)     $(9,091)        $(14,982)   $(13,030)
Active, fully-eligible  .........................................     (1,574)      (3,306)          (4,011)     (3,776)
Other active  ...................................................     (7,989)      (8,360)         (14,415)    (12,794)
-----------------------------------------------------------------------------------------------------------------------
Accumulated post-retirement benefit obligation  .................    (19,907)     (20,757)         (33,408)    (29,600)
Fair value of plan assets, primarily equity and
  fixed income securities .......................................     17,519       12,659            8,399       4,419
Unamortized amounts .............................................      1,210        7,550           20,887      24,237
-----------------------------------------------------------------------------------------------------------------------
Accrued post-retirement benefit liability .......................   $ (1,178)     $  (548)        $ (4,122)   $   (944)
-----------------------------------------------------------------------------------------------------------------------

Net periodic post-retirement benefit cost for the years ended September 30, 1996, 1995, and 1994 included the following:

FOR THE YEARS ENDED SEPTEMBER 30, (IN THOUSANDS)               SALARIED EMPLOYEES                 UNION EMPLOYEES
------------------------------------------------------------------------------------------------------------------------
                                                            1996      1995        1994      1996        1995      1994
                                                           -------------------------------------------------------------
Service cost  .......................................      $  516    $  512      $  450    $  876      $  807    $  481
Interest cost on accumulated post-retirement
  benefit obligation  ...............................       1,679     1,696       1,726     2,195       1,793     1,920
Amortization of transition obligation ...............         723       723         723     1,285       1,285     1,285
Amortization of actuarial gains and losses  .........        (277)       --          --        --          --        --
Deferred asset (gain) loss  .........................         658       539        (453)      177         424        --
Actual (return) on plan assets  .....................      (1,315)   (1,199)       (127)     (457)       (696)       (1)
------------------------------------------------------------------------------------------------------------------------
Net periodic post-retirement benefit expense  .......      $1,984    $2,271      $2,319    $4,076      $3,613    $3,685
------------------------------------------------------------------------------------------------------------------------

The weighted average discount rate used in determining the accumulated post-retirement benefit obligation was 7.75 percent and 7.5 percent in 1996 and 1995, respectively. The expected long-term rate of return on assets is 8.25 percent for both years, and the tax rate on investment income is assumed to be 40 percent. The weighted average health care cost trend rate used in determining the accumulated post-retirement benefit obligation was 8 percent in 1996 and 1995. That assumption has a significant effect on the amounts reported. For example, with respect to salaried employees, increasing the weighted average health care cost trend rate by 1 percent would increase the accumulated post-retirement benefit obligation by 2.4 percent and the net periodic post-retirement benefit cost by 2.2 percent. For union employees, increasing the weighted average health care cost trend rate by 1 percent would increase the accumulated post-retirement benefit obligation by 7.5 percent and the net periodic post-retirement benefit cost by 7.2 percent. The assumed health care cost trend rate of 8 percent is not currently expected to change. For pay-related life insurance benefits, the salary scale averages 5 percent.

For both defined benefit plans and other post-retirement plans, certain financial assumptions are used in determining the Company's projected benefit obligation. These assumptions are examined periodically by the Company and any required changes are reflected in the subsequent determination of projected benefit obligations.

The Company has a long-term disability plan covering most salaried employees. Expense for the years ended September 30, 1996, 1995, and 1994 was $370,000, $155,000, and $150,000, respectively.

6. COMMON STOCK PLANS

A majority of Company employees are eligible to participate in the Energen Employee Savings Plan (ESP) by investing a portion of their compensation in the Plan, with the Company matching a part of the employee investment by contributing Company common stock (new issue or treasury shares) or funds for the purchase of Company common stock. The ESP also contains employee stock ownership plan provisions. At September 30, 1996, 352,177 common shares were reserved for issuance under the ESP. Expense associated with Company contributions to the ESP was $2,902,000, $2,944,000, and $2,772,000 for 1996,
1995 and 1994, respectively.

In 1992 the Company adopted the Energen Corporation 1992 Long-Range
Performance Plan which provides for the award of up to 500,000 performance units, with each unit equal to the market value of one share of common stock, to eligible employees based on predetermined performance criteria at the end of a four-year award period. Under the Plan, a portion of the performance units is payable with Company common stock; accordingly, 350,000 shares have been reserved for issuance. Under the Plan, 62,630, 56,430, and 49,120 performance units were awarded in 1996, 1995 and 1994, respectively, leaving 243,326 performance units available for award at September 30, 1996. The Company recorded expense of $1,223,000, $1,628,000, and $939,000 for 1996, 1995 and
1994, respectively, under the Plan.

The Restricted Stock Incentive Plan of Energen Corporation, adopted in 1984, provided for the award of common stock to eligible participants. Stock awarded under the Plan is subject to certain restrictions against sale or pledge. Pursuant to its terms, the Plan terminated effective January 1994 subject to completion of restriction periods applicable to previously awarded shares. Under the Plan, no common shares were awarded in 1996, 1995, or 1994. Expense of $50,000, $121,000, and $218,000 was charged during 1996, 1995 and 1994, respectively, under this Plan.

In 1996, the Company amended its Dividend Reinvestment and Common Stock Purchase Plan to include a direct stock purchase feature which allows purchases by non-shareholders. Accordingly, 750,000 shares were added to the Plan. As of September 30, 1996, 830,908 common shares were reserved under this Plan.

The Energen Corporation 1988 Stock Option Plan provides for the grant of incentive stock options, non-qualified stock options, or a combination thereof to officers and key employees. Options granted under the Plan provide for purchase of the Company's common stock at not less than the fair market value on the date the option is granted. Under the Plan, 270,000 shares of the Company's common stock have been reserved for issuance. Options were granted in 1996 and 1995 with dividend equivalents. Options expire 10 years from the date of grant. Transactions under the Plan are summarized as follows:

----------------------------------------------------------------------------------------------------------------------
AS OF SEPTEMBER 30,                                                                     1996         1995        1994
----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year ($16.75 - $20.125) .............................     152,056      141,556     141,556
Granted (at $20.125 - $22.125)  .................................................      10,000       10,500          --
----------------------------------------------------------------------------------------------------------------------
Outstanding at year-end .........................................................     162,056      152,056     141,556
----------------------------------------------------------------------------------------------------------------------
Exercisable at year-end .........................................................     162,056      152,056     141,556
----------------------------------------------------------------------------------------------------------------------
Remaining reserved for issuance at year-end .....................................      93,348      103,348     113,848
----------------------------------------------------------------------------------------------------------------------

In 1992 the Company adopted the Energen Corporation 1992 Directors Stock Plan to enable the Company to pay part of the compensation of its non-employee directors in shares of the Company's common stock. Under the Plan, 4,322, 3,829, and 3,515 shares were issued in 1996, 1995 and 1994, respectively, leaving 85,272 shares reserved for issuance at September 30, 1996.

The Company has adopted a Shareholder Rights Plan intended to protect shareholders from coercive or unfair takeover tactics. Under certain circumstances, shareholders have the right to acquire the Company's Series A Junior Participating Preferred Stock (or, in certain cases, securities of an acquiring person) at a significant discount. Terms and conditions are set forth in a Rights Agreement (dated July 27, 1988, and amended February 28, 1990) between the Company and its Rights Agent. Under the plan, two-thirds of a right is associated with each outstanding share of Common Stock. Rights outstand-ing under the Shareholder Rights Plan at September 30, 1996 and 1995, were convertible into 74,418 and 72,734 shares, respectively, of Series A Junior Participating Preferred Stock (1/100 share of preferred stock for each full right) subject to adjustment upon the occurrence of certain take-over related events. No rights were exercised or exercisable at either period. The price at which the rights would be exercised is $80 per right, subject to adjustment upon the occurrence of certain take-over related events. In general, in the absence of certain takeover-related events, as described in the Plan, the rights may be redeemed prior to their July 27, 1998, expiration for $0.02 per right.

7. COMMITMENTS AND CONTINGENCIES

CONTRACTS AND AGREEMENTS: The Company has various firm gas supply and firm gas transportation contracts which expire at various dates through the 2008. These contracts typically contain minimum demand charge obligations on the part of the Company.

Taurus has entered into a three-and-one-half-year agreement with Sonat Exploration Company. Under the agreement, which extends through calendar year 1998, Taurus expects to spend between $25 and $50 million annually as its proportionate share of acquisitions made through Sonat Exploration's reserve acquisition program.

The Company has entered into an agreement with a financial institution whereby it can sell on an ongoing basis, with recourse, certain installment receivables related to its merchandising program up to a maximum of $20 million. During 1996, 1995 and 1994, the Company sold $8,831,000, $8,454,000 and $6,784,000, respectively, of installment receivables.  At

September 30, 1996 and 1995, the balance of these installment receivables was $16,964,000 and $15,618,000, respectively. Receivables sold under this agreement are considered financial instruments with off-balance sheet risk.
The Company's exposure to credit loss in the event of non-performance by customers is represented by the balance of installment receivables.

During 1996, Taurus entered into a sales contract covering the production from its current year coalbed methane acquisition. The contract, in part, provides for variable and fixed prices with fixed prices of $2.37 per Mcf and $2.02 per Mcf for fiscal years 1997 and 1998, respectively. Taurus's net production subject to the fixed prices is estimated at 4 Bcf per year. Taurus's gross estimated production committed to the fixed price component of the contract approximates 80 percent of the total anticipated production from the acquisition during the next two fiscal years.

HEDGING: Revenues from the Company's oil and gas subsidiary are primarily the result of sales of natural gas and oil production. Market prices of natural gas and oil may fluctuate and significantly impact operating results. To mitigate this risk, Taurus periodically enters into futures contracts to hedge its exposure to price reductions on its oil and gas production. Under this program, Taurus has entered into futures contracts for the sale of 11.5 Bcf of its fiscal 1997 gas production at an average contract price of $2.12 per Mcf and for the sale of 558 MBbl of its fiscal 1997 oil production at an average contract price of $20.98 per barrel. Hedge prices do not include basis differential.

ENVIRONMENTAL MATTERS: Alagasco is in the chain of title of eight former manufactured gas plant sites, of which it still owns four, and five manufactured gas distribution sites, of which it still owns one. A preliminary investigation of the sites does not indicate the present need for remediation activities. Management expects that, should remediation of any such sites be required in the future, Alagasco's share, if any, of such costs will not materially affect the results of operations or financial condition of Alagasco.

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

LEGAL MATTERS: Energen, Alagasco, and their affiliates are, from time to time, parties to various pending or threatened legal proceedings. Certain of these lawsuits include claims for punitive damages in addition to other specified relief. Based upon information presently available, and in light of available legal and other defenses, contingent liabilities arising from threatened and pending litigation are not considered material in relation to the respective financial positions of Energen and Alagasco. It should be noted, however, that Energen, Alagasco and their affiliates conduct business in Alabama and other jurisdictions in which the magnitude and frequency of punitive damage awards bearing little or no relation to culpability or actual damages continue to rise making it increasingly difficult to predict litigation results. Various legal proceedings arising in the normal course of business are currently in progress and the Company has accrued a provision for estimated costs.

CONCENTRATION OF CREDIT RISK: Natural gas distribution operating revenues and related accounts receivable are generated from state-regulated utility natural gas sales and transportation to more than 460,000 residential, commercial and industrial customers located in central and north Alabama. A change in economic conditions may affect the ability of customers to meet their obligations; however, the Company believes that its provision for possible losses on uncollectible accounts receivable is adequate for its credit loss exposure.

Revenues and related accounts receivable from exploration and production operations are generated primarily from the sale of produced natural gas and oil. This industry concentration has the potential to impact the Company's overall exposure to credit risk, either positively or negatively, in that the customers may be similarly affected by changes in economic, industry, or other conditions. The Company is not aware of any significant credit risks which have not been recognized in the provision for doubtful accounts.

LEASE OBLIGATIONS: Total payments related to leases included as operating expense in the accompanying consolidated statements of income were $3,050,000, $3,035,000, and $2,986,000 in 1996, 1995 and 1994, respectively. Minimum future rental payments (in thousands) required after 1996 under leases with initial or remaining noncancelable lease terms in excess of one year are as follows:

-------------------------------------------------------------------------------------------------------
      1997             1998             1999             2000             2001      2002 and thereafter
-------------------------------------------------------------------------------------------------------
     $3,010           $1,608           $1,109           $1,029           $ 528              $80
-------------------------------------------------------------------------------------------------------

8. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information concerning cash flow activities is as follows:

-------------------------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED SEPTEMBER 30, (IN THOUSANDS)                                  1996           1995         1994
-------------------------------------------------------------------------------------------------------------------
Interest paid ...........................................................       $13,261        $13,994      $11,055
Income taxes paid .......................................................       $ 5,486        $ 6,234      $10,965
Noncash investing activities:
  Capitalized depreciation  .............................................       $   166           $166      $   155
  Allowance for funds used during construction  .........................       $   972        $ 1,054      $   465
Noncash financing activities (debt issuance costs)  .....................       $   414        $   340      $   330
-------------------------------------------------------------------------------------------------------------------

9. FINANCIAL INSTRUMENTS

The fair value of cash and cash equivalents, trade receivables (net of allowance), and short-term debt approximates fair value due to the short maturity of the instruments.

The fair value of fixed-rate long-term debt, including the current portion, would be $194,497,000 at September 30, 1996. The fair value was based on the market value of debt with similar maturities and with interest rates currently trading in the marketplace.

10.  RECENT PRONOUNCEMENTS OF THE FASB

In June 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in the circumstances indicate that the carrying amount for an asset may not be recoverable. The Company is required to adopt this Statement in its 1997 fiscal year, but, based on known facts and circumstances, does not expect implementation to have a material impact on the Company's financial statements.

In October 1995, SFAS No. 123, Accounting for Stock-Based Compensation, was issued and also requires adoption by the Company in its fiscal year 1997. SFAS No. 123 establishes a fair value-based method of accounting for employee stock options but allows companies to continue to follow the accounting treatment prescribed by APB Opinion 25 with proper disclosure. The Company has not yet determined the method of accounting that it will follow for stock options but does not expect that adoption of the requirements of SFAS No. 123 will have a material impact on the Company's financial statements.

In June 1996, SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, was issued and provides accounting and reporting standards for such transactions. The Statement requires adoption by the Company in its fiscal year 1998. Implementation of SFAS No. 125 is not expected to have a material impact on the Company's financial statements.

11. SUMMARIZED QUARTERLY FINANCIAL DATA (Unaudited)

The following data summarize quarterly operating results. The Company's business is seasonal in character and strongly influenced by weather conditions.

-----------------------------------------------------------------------------------------------------------------------
                                                                                     1996 FISCAL QUARTERS
                                                                           --------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                    First     Second        Third      Fourth
-----------------------------------------------------------------------------------------------------------------------
Operating revenues  ...............................................        $78,823   $170,987      $87,130     $62,502
Operating income (loss) ...........................................        $ 4,773   $ 33,643      $ 4,011     $(3,630)
Net income (loss) .................................................        $ 2,278   $ 23,430      $ 1,071     $(5,238)
Earnings (loss) per average common share  .........................        $  0.21   $   2.13      $  0.10     $ (0.47)
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                                                                                     1995 Fiscal Quarters
                                                                           --------------------------------------------
                                                                            First     Second        Third       Fourth
-----------------------------------------------------------------------------------------------------------------------
Operating revenues  ...............................................        $72,807   $140,166      $60,954     $44,653
Operating income (loss) ...........................................        $ 5,281   $ 30,237      $ 3,238     $(6,723)
Net income (loss) .................................................        $ 2,736   $ 21,714      $ 1,129     $(6,271)
Earnings (loss) per average common share  .........................        $  0.25   $   1.99      $  0.10     $ (0.58)

-----------------------------------------------------------------------------------------------------------------------

12. OIL AND GAS PRODUCING ACTIVITIES (Unaudited)

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

PRODUCTION (LIFTING) COSTS include costs incurred to operate and maintain wells.

GROSS REVENUES are reported after deduction of royalty interest payments.

GROSS WELL OR ACRE is a well or acre in which a working interest is owned.

NET WELL OR ACRE is deemed to exist when the sum of fractional ownership working interests in gross wells or acres equals one.

DRY WELL is an exploratory or a development well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

PRODUCTIVE WELL is an exploratory or a development well that is not a dry well.

CAPITALIZED COSTS
----------------------------------------------------------------------------------------------------------------------
AS OF SEPTEMBER 30, (IN THOUSANDS)                                                      1996        1995        1994
----------------------------------------------------------------------------------------------------------------------
Proved  ...........................................................................   $222,428    $115,720     $90,709
Unproved  .........................................................................      2,041       1,619       1,646
----------------------------------------------------------------------------------------------------------------------
  Total capitalized costs .........................................................    224,469     117,339      92,355
Accumulated depreciation, depletion and amortization  .............................     60,152      51,170      43,052
----------------------------------------------------------------------------------------------------------------------
Capitalized costs, net  ...........................................................   $164,317     $66,169     $49,303
----------------------------------------------------------------------------------------------------------------------

COSTS INCURRED The following table sets forth costs incurred in property acquisition and exploration and development activities and includes both capitalized costs and costs charged to expense during the year:

----------------------------------------------------------------------------------------------------------------------
AS OF SEPTEMBER 30, (IN THOUSANDS)                                                      1996        1995        1994
----------------------------------------------------------------------------------------------------------------------
Property acquisition:
  Proved  .......................................................................     $108,315     $16,950      $1,372
  Unproved  .....................................................................        1,693         989       1,169
Exploration .....................................................................       11,124       4,666       4,565
Development .....................................................................       10,040       6,044       1,438
----------------------------------------------------------------------------------------------------------------------
Total costs incurred  ...........................................................     $131,172     $28,649      $8,544
----------------------------------------------------------------------------------------------------------------------

RESULTS OF OPERATIONS The following table sets forth results of the Company's oil and gas producing activities:

-----------------------------------------------------------------------------------------------------------------------
YEARS ENDED SEPTEMBER 30, (IN THOUSANDS)                                                 1996        1995        1994
-----------------------------------------------------------------------------------------------------------------------
Gross revenues:
   Unaffiliated (excluding consulting revenues) .................................      $36,706     $20,397     $21,577
  Affiliated  ...................................................................        1,715       2,259       2,917
Production (lifting) costs  .....................................................       10,573       5,995       5,882
Exploration expense .............................................................        5,439       2,933       2,088
Depreciation, depletion and amortization  .......................................       18,583       8,847       8,080
Income tax benefit  .............................................................       (3,004)     (2,410)     (1,607)
-----------------------------------------------------------------------------------------------------------------------
Results of operations from producing activities .................................      $ 6,830     $ 7,291     $10,051
-----------------------------------------------------------------------------------------------------------------------

AVERAGE SALES PRICE, PRODUCTION COST AND DEPRECIATION RATE

-----------------------------------------------------------------------------------------------------------------------
YEARS ENDED SEPTEMBER 30,                                                                1996        1995        1994
-----------------------------------------------------------------------------------------------------------------------
Average sales price:
  Gas (per Mcf) .................................................................       $ 1.97      $ 1.72      $ 1.89
  Oil (per barrel)  .............................................................       $16.25      $15.07      $14.25
Average production (lifting) cost (per Mcf equivalent)  .........................       $ 0.66      $ 0.59      $ 0.57
Average depreciation rate (per Mcf equivalent)  .................................       $ 1.15      $ 0.88      $ 0.78
-----------------------------------------------------------------------------------------------------------------------

DRILLING ACTIVITY The following table sets forth the total number of net productive and dry exploratory and development wells drilled:

-----------------------------------------------------------------------------------------------------------------------
YEARS ENDED SEPTEMBER 30,                                                                 1996        1995        1994
-----------------------------------------------------------------------------------------------------------------------
Exploratory:
  Productive  ...................................................................          1.1         0.9         0.6
  Dry ...........................................................................          1.5         1.0         0.4
-----------------------------------------------------------------------------------------------------------------------
   Total  .......................................................................          2.6         1.9         1.0
-----------------------------------------------------------------------------------------------------------------------
Development:
  Productive  ...................................................................          2.4         1.0         0.7
  Dry ...........................................................................           --         0.1          --
-----------------------------------------------------------------------------------------------------------------------
   Total  .......................................................................          2.4         1.1         0.7
-----------------------------------------------------------------------------------------------------------------------

As of September 30, 1996, the Company was participating in the drilling of 1 gross well, with the Company's interest equivalent to .33 wells.

PRODUCTIVE WELLS AND ACREAGE The following table sets forth the total gross and net productive gas and oil wells as of September 30, 1996, and developed and undeveloped acreage as of the latest practicable date prior to year-end:

-----------------------------------------------------------------------------------------------------------
                                                                                       Gross           Net
-----------------------------------------------------------------------------------------------------------
Gas Wells .......................................................................       1,247           406
Oil Wells .......................................................................       1,548            64
Developed Acreage ...............................................................     396,487        93,400
Undeveloped Acreage .............................................................     152,261        18,280
-----------------------------------------------------------------------------------------------------------

The Company also had a revenue interest only in an additional 236 gross wells. There were 103 gross wells with multiple completions with the Company's interest being an equivalent of 49.3 wells. All wells and acreage are located in the United States, onshore and offshore, with the majority of the net undeveloped acreage located in the Gulf Coast region.

OIL AND GAS PRODUCING ACTIVITIES The calculation of proved reserves are made pursuant to rules prescribed by the Securities and Exchange Commission. Such rules, in part, require that only proved categories of reserves be disclosed and that reserves and associated values be calculated using current prices and costs. Changes to current prices and costs might have a significant effect on the disclosed amount of reserves and their associated values. In addition, the estimation of reserves inherently requires the use of geologic and engineering estimates which are subject to revision as reservoirs are produced and developed and as additional information is learned. Accordingly, the amount of actual future production may vary significantly from the amount of reserves disclosed. See Note 7 for pricing information regarding the hedging activities of the Company. The proved reserves are located in the United States, both onshore and offshore, and are as follows:

------------------------------------------------------------------------------------------------------------------------
YEARS ENDED SEPTEMBER 30,                                       1996                  1995                  1994
------------------------------------------------------------------------------------------------------------------------
                                                           Gas       Oil         Gas         Oil        Gas       Oil
                                                           MMcf      MBbl        MMcf        MBbl       MMcf      Mbbl
                                                         ------------------     -------------------    -----------------
Proved reserves at beginning of year  ...............     71,267     3,986      60,057       1,485     67,298     1,289
Revisions of previous estimates .....................        502       369      (1,462)        142     (3,579)      144
Purchase of minerals in place .......................    155,647     3,805      11,919       2,472        456       201
Discoveries and other additions .....................      5,113        49       9,350         137      5,051        42
Production  .........................................    (12,308)     (635)     (8,597)       (250)    (9,169)     (191)
Sales of minerals in place  .........................     (7,244)   (1,259)         --          --         --        --
------------------------------------------------------------------------------------------------------------------------
Proved reserves at end of year  .....................    212,977     6,315      71,267       3,986     60,057     1,485
------------------------------------------------------------------------------------------------------------------------
Proved developed reserves at end of year  ...........    175,124     5,012      50,657       3,380     45,538     1,281
------------------------------------------------------------------------------------------------------------------------

During the year, Taurus invested $108 million in property acquisitions and added 178 Bcfe of proved reserves. Additional development expenditures are required. Also, Taurus sold approximately 15 Bcfe and recorded a pre-tax gain of $3.9 million.

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

------------------------------------------------------------------------------------------------------------------------
YEARS ENDED SEPTEMBER 30, (IN THOUSANDS)                                              1996          1995         1994
------------------------------------------------------------------------------------------------------------------------
Future gross revenues .........................................................     $502,607      $156,367     $105,986
Future production costs .......................................................      216,755        63,311       41,113
Future development costs  .....................................................       40,665        19,029       13,024
------------------------------------------------------------------------------------------------------------------------
Future net cash flows before income taxes .....................................      245,187        74,027       51,849
Future income tax expense (benefit) including tax credits .....................        3,707       (10,533)     (15,856)
------------------------------------------------------------------------------------------------------------------------
Future net cash flows after income taxes  .....................................      241,480        84,560       67,705
Discount at 10% per annum .....................................................       70,641        21,001       16,051
------------------------------------------------------------------------------------------------------------------------
Standardized measure of discounted future net cash flows
  relating to proved oil and gas reserves .....................................     $170,839      $ 63,559     $ 51,654
------------------------------------------------------------------------------------------------------------------------

The following are the principal sources of changes in the standardized measure of discounted future net cash flows:

------------------------------------------------------------------------------------------------------------------------
YEARS ENDED SEPTEMBER 30, (IN THOUSANDS)                                              1996          1995         1994
------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year  .................................................     $ 63,559       $51,654      $72,784
------------------------------------------------------------------------------------------------------------------------
Revisions to reserves proved in prior years:
  Net changes in prices, production costs and future
   development costs  .........................................................       15,051        (1,984)     (24,969)
  Net changes due to revisions in quantity estimates  .........................          552        (2,474)      (2,278)
  Development costs incurred, previously estimated  ...........................        6,713         3,207        1,723
  Accretion of discount .......................................................        6,356         5,166        7,278
  Other .......................................................................        1,215           (37)        (560)
------------------------------------------------------------------------------------------------------------------------
Total Revisions ...............................................................       29,887         3,878      (18,806)
New field discoveries and extensions, net of future
  production and development costs  ...........................................        4,705         6,021          523
Sales of oil and gas produced, net of production costs  .......................      (24,002)      (12,518)     (14,635)
Purchases of minerals in place  ...............................................       94,728        13,894        1,354
Sales of minerals in place  ...................................................      (10,597)           --           --
Net change in income taxes  ...................................................       12,559           630       10,434
------------------------------------------------------------------------------------------------------------------------
Net change in standardized measure of discounted future
  net cash flows  .............................................................      107,280        11,905      (21,130)
------------------------------------------------------------------------------------------------------------------------
Balance at end of year  .......................................................     $170,839       $63,559      $51,654
------------------------------------------------------------------------------------------------------------------------

COALBED METHANE ACTIVITIES Taurus is actively engaged in the production of pipeline-quality natural gas from coal (coalbed methane).The results of coalbed methane activities have been included in the oil and gas disclosures shown previously. Because of the significance of coalbed methane to Taurus, certain data are separately disclosed below.

------------------------------------------------------------------------------------------------------------------------
YEARS ENDED SEPTEMBER 30,                                                              1996          1995         1994
------------------------------------------------------------------------------------------------------------------------
Proved reserves at beginning of year (Mmcf) ...................................       25,004        26,712       34,109
Revisions of previous estimates ...............................................        4,231         1,842       (3,687)
Purchases of minerals in place  ...............................................      105,762            --           --
Discoveries and other additions ...............................................           --           159           --
Production  ...................................................................       (4,610)       (3,709)      (3,710)
------------------------------------------------------------------------------------------------------------------------
Proved reserves at end of year  ...............................................      130,387        25,004       26,712
------------------------------------------------------------------------------------------------------------------------
Estimated proved reserves qualifying for tax credits (Mmcf) ...................       30,142        15,837       18,947
------------------------------------------------------------------------------------------------------------------------
Net capitalized costs (in thousands)  .........................................      $77,708       $19,370      $21,924
------------------------------------------------------------------------------------------------------------------------
Gross wells in which Taurus has working and/or revenue interest ...............          825           634          657
------------------------------------------------------------------------------------------------------------------------
Net productive wells  .........................................................        279.1         154.4        164.2
------------------------------------------------------------------------------------------------------------------------

Production of coalbed methane from wells drilled prior to January 1, 1993, qualifies through December 31, 2002, for federal income tax credits under
Section 29 of the Internal Revenue Code of 1986, as amended. The tax credit currently approximates $1 per Mcf of qualifying production. Accordingly, a significant portion of the value of proved coalbed methane reserves is associated with this tax credit.

13. INDUSTRY SEGMENT INFORMATION

The Company is principally engaged in the purchase, distribution and sale of natural gas in central and north Alabama and the development of oil and gas in the continental United States. The Company also is engaged in intrastate gas transmission services. Certain reclassifications have been made to conform the prior year to the current year presentation.

-----------------------------------------------------------------------------------------------------------------------
As of September 30, (in thousands)                                                   1996         1995          1994
-----------------------------------------------------------------------------------------------------------------------
Operating revenues, unaffiliated customers:
  Natural gas distribution                                                         $357,252     $295,967      $344,637
  Oil and gas production                                                             40,909       21,396        22,294
  Other                                                                               1,281        1,217         7,572
-----------------------------------------------------------------------------------------------------------------------
    Total                                                                          $399,442     $318,580      $374,503
-----------------------------------------------------------------------------------------------------------------------
Intersegment revenues:
  Natural gas distribution                                                         $     --     $     --      $     --
  Oil and gas production                                                              1,715        2,259         2,917
  Other                                                                                 877        1,081         1,238
-----------------------------------------------------------------------------------------------------------------------
    Total                                                                          $  2,592     $  3,340      $  4,155
-----------------------------------------------------------------------------------------------------------------------
Depreciation, depletion and amortization expense:
  Natural gas distribution                                                         $ 21,269     $ 19,368      $ 17,941
  Oil and gas production                                                             19,335        9,767         9,065
  Other                                                                                 514          421           970
-----------------------------------------------------------------------------------------------------------------------
    Total                                                                          $ 41,118     $ 29,556      $ 27,976
-----------------------------------------------------------------------------------------------------------------------
Capital expenditures:
  Natural gas distribution                                                         $ 43,175     $ 42,780      $ 38,473
  Oil and gas production                                                            126,317       26,429         7,356
  Other                                                                                  60          951           334
-----------------------------------------------------------------------------------------------------------------------
    Total                                                                          $169,552     $ 70,160      $ 46,163
-----------------------------------------------------------------------------------------------------------------------
Identifiable assets:
  Natural gas distribution                                                         $363,823     $335,267      $308,905
  Oil and gas production                                                            197,549      113,701        92,019
  Other                                                                               9,599       10,116        10,390
-----------------------------------------------------------------------------------------------------------------------
    Total                                                                          $570,971     $459,084      $411,314
-----------------------------------------------------------------------------------------------------------------------
Operating income (loss) before income taxes:
  Natural gas distribution                                                         $ 35,270     $ 32,513      $ 30,017
  Oil and gas production                                                              4,494          483         5,701
  Other                                                                                 263          236         1,014
  Eliminations and corporate expenses                                                (1,230)      (1,199)       (1,404)
-----------------------------------------------------------------------------------------------------------------------
Total                                                                              $ 38,797     $ 32,033      $ 35,328
-----------------------------------------------------------------------------------------------------------------------

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements and related notes of Energen Corporation were prepared by management, which has the primary responsibility for the integrity of the financial information therein. The statements were prepared in conformity with generally accepted accounting principles appropriate in the circumstances and include amounts which are based necessarily on management's best estimates and judgments. Financial information presented elsewhere in this report is consistent with the information in the financial statements.

Management maintains a comprehensive system of internal accounting controls and relies on the system to discharge its responsibility for the integrity of the financial statements. This system provides reasonable assurance that corporate assets are safeguarded and that transactions are recorded in such a manner as to permit the preparation of reliable financial information. Reasonable assurance recognizes that the cost of a system of internal accounting controls should not exceed the related benefits. This system of internal accounting controls is augmented by written policies and procedures, internal auditing, and the careful selection and training of qualified personnel. As of September 30, 1996, management was aware of no material weaknesses in Energen's system of internal accounting controls.

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


/s/ Geoffrey C. Ketcham
-----------------------
Geoffrey C. Ketcham
Executive Vice President,
Chief Financial Officer and Treasurer


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS OF ENERGEN:

We have audited the accompanying consolidated balance sheets of Energen Corporation and Subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

 In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Energen Corporation and Subsidiaries as of September 30, 1996 and 1995, and the consolidated results of their operations and cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.
----------------------------
Coopers & Lybrand L.L.P.
Birmingham, Alabama
October 23, 1996

10-YEAR GRAPHS

NET INCOME                                CAPITALIZATION
Dollars in millions                       Dollars in millions
[GRAPH]                                   [GRAPH]

TOTAL ASSETS                              PROPERTY, PLANT AND EQUIPMENT, NET
Dollars in millions                       Dollars in millions
[GRAPH]                                   [GRAPH]

RETURN ON AVERAGE EQUITY                  CAPITAL EXPENDITURES
Percent                                   Dollars in millions
[GRAPH]                                   [GRAPH]

SELECTED FINANCIAL DATA

ENERGEN CORPORATION AND SUBSIDIARIES
---------------------------------------------------------------------------------------------------------------------------
YEARS ENDED SEPTEMBER 30,
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                       1996          1995          1994          1993
---------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT
Operating revenues  .............................................    $399,442      $318,580      $374,503      $355,878
Income before cumulative effect of change
  in accounting principle .......................................    $ 21,541      $ 19,308      $ 23,751      $ 18,081
Net income  .....................................................    $ 21,541      $ 19,308      $ 23,751      $ 18,081
Earnings per share before cumulative effect .....................       $1.95      $   1.77      $   2.19      $   1.77
Earnings per average common share ...............................       $1.95      $   1.77      $   2.19      $   1.77
---------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET
Capitalization at year-end:
  Common shareholder's equity ...................................    $188,405      $173,924      $167,026      $140,313
  Preferred stock ...............................................          --            --            --            --
  Long-term debt  ...............................................     195,545       131,600       118,302        85,852
---------------------------------------------------------------------------------------------------------------------------
    Total capitalization  .......................................    $383,950      $305,524      $285,328      $226,165
---------------------------------------------------------------------------------------------------------------------------
Total assets  ...................................................    $570,971      $459,084      $411,314      $ 70,685
---------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net  .............................    $444,916      $327,264      $287,182      $273,097
---------------------------------------------------------------------------------------------------------------------------
COMMON STOCK DATA
Annual dividend rate at year-end  ...............................    $   1.20      $   1.16      $   1.12      $   1.08
Cash dividends paid per common share  ...........................    $   1.17      $   1.13      $   1.09      $   1.05
Book value per common share .....................................    $  16.88      $  15.94      $  15.30      $  13.60
Market-to-book ratio at year-end (%)  ...........................         142           136           147           182
Yield at year-end (%) ...........................................         5.0           5.3           5.0           4.4
Return on average common equity (%) .............................        11.6          11.0          14.6          13.0
Price-to-earnings ratio at year-end .............................        12.3          12.3          10.3          14.0
Shares outstanding at year-end (000)  ...........................      11,163        10,910        10,918        10,320
Price Range:
  High  .........................................................    $     25 3/8  $     23 1/2  $     26 5/8  $     26 3/4
  Low ...........................................................    $     21 3/8  $     19 3/4  $     19 1/4  $     17 5/8
  Close .........................................................    $     24      $     21 3/4  $     22 1/2  $     24 3/4
---------------------------------------------------------------------------------------------------------------------------
OTHER GENERAL DATA
Capital expenditures  ...........................................    $169,552      $ 70,160      $ 46,163      $ 44,036
---------------------------------------------------------------------------------------------------------------------------

Note: All information prior to 1989 has been adjusted for the effects of a three-for-two common stock split. All information prior to 1990 includes the effects of discontinued operations.

--------------------------------------------------------------------------------------------------------------------------
         1992             1991             1990             1989             1988             1987             1986
--------------------------------------------------------------------------------------------------------------------------
     $331,065         $324,902         $324,022         $308,604         $353,135         $332,590         $364,853
     $ 15,687         $ 14,112         $ 11,267         $  6,422         $ 11,667         $  8,950         $  1,544
     $ 16,628         $ 14,112         $ 11,267         $  6,422         $ 11,667         $  8,950         $  1,544
     $   1.54         $   1.42         $   1.15         $    .69         $   1.53         $   1.38         $    .24
     $   1.64         $   1.42         $   1.15         $    .69         $   1.53         $   1.38         $    .24
--------------------------------------------------------------------------------------------------------------------------

     $129,858         $121,995         $113,316         $107,950         $ 86,256         $ 63,687         $ 58,325
        1,800            1,800            1,800            2,450            2,450            2,850            3,000
       90,609           77,677           82,835           86,188           53,203           54,589           42,286
--------------------------------------------------------------------------------------------------------------------------
     $222,267         $201,472         $197,951         $196,588         $141,909         $121,126         $103,611
--------------------------------------------------------------------------------------------------------------------------
     $342,119         $337,516         $326,350         $294,614         $260,560         $237,445         $211,055
--------------------------------------------------------------------------------------------------------------------------
     $254,630         $273,539         $250,983         $238,329         $206,230         $191,099         $170,952
--------------------------------------------------------------------------------------------------------------------------

     $   1.04         $   1.00         $    .94         $    .88         $   .827         $    .76         $    .72
     $   1.01         $   .955         $   .895         $   .843         $   .777         $    .73         $    .70
     $  12.75         $  12.07         $  11.48         $  11.13         $  10.80         $   9.73         $   9.02
          142              150              157              190              147              163              140
          5.7              5.5              5.2              4.2              5.2              4.8              5.7
         13.0             11.6             10.0              6.0             15.6             14.7              2.6
         11.1             12.8             15.7             30.6             10.4             11.5             52.6
       10,183           10,104            9,872            9,695            7,989            6,544            6,467

     $     18 7/8     $     20         $     21 1/2     $     24 3/8     $     16 1/4     $     16 1/2     $     14 3/8
     $     15         $     16         $     16         $     15 3/8     $     11 3/8     $     12 1/2     $      9
     $     18 1/8     $     18 1/8     $     18         $     21 3/8     $     15 7/8     $     15 7/8     $     12 5/8
--------------------------------------------------------------------------------------------------------------------------

     $ 22,758         $ 47,024         $ 37,335         $ 54,474         $ 39,260         $ 40,139         $ 39,688
--------------------------------------------------------------------------------------------------------------------------

SELECTED OPERATING DATA


ENERGEN CORPORATION AND SUBSIDIARIES
-----------------------------------------------------------------------------------------------------------------------
YEARS ENDED SEPTEMBER 30,
(DOLLARS IN THOUSANDS)                                                       1996        1995         1994         1993
-----------------------------------------------------------------------------------------------------------------------
NATURAL GAS DISTRIBUTION
Gas sold and transported (MMcf)
  Residential .....................................................        34,963      27,489       31,254       30,957
  Commercial and industrial-small .................................        14,972      12,289       13,536       13,853
  Commercial and industrial-large .................................            30          29          106          282
  Transportation  .................................................        61,458      61,640       52,635       49,346
-----------------------------------------------------------------------------------------------------------------------
    Total .........................................................       111,423     101,447       97,531       94,438
-----------------------------------------------------------------------------------------------------------------------
Revenues from gas sold and transported
  Residential .....................................................      $236,583    $194,089     $229,019     $216,587
  Commercial and industrial-small .................................        87,243      68,409       84,443       83,069
  Commercial and industrial-large .................................           669         290          790        1,223
  Transportation  .................................................        30,408      30,490       29,321       27,382
  Other ...........................................................         2,349       2,687        1,064        2,299
-----------------------------------------------------------------------------------------------------------------------
    Total .........................................................      $357,252    $295,965     $344,637     $330,560
-----------------------------------------------------------------------------------------------------------------------
Average number of customers
  Residential .....................................................       418,486     410,515      402,531      395,057
  Commercial and industrial-small .................................        34,028      33,115       32,563       32,269
  Commercial and industrial-large .................................            54          48           43           46
-----------------------------------------------------------------------------------------------------------------------
    Total .........................................................       452,568     443,678      435,137      427,372
-----------------------------------------------------------------------------------------------------------------------
Degree days (systemwide)
  39 year moving average  .........................................         2,590       2,590        2,590        2,590
  Actual for year .................................................         2,933       2,101        2,636        2,624
  Ratio of actual to 39-year average (%)  .........................          1.13         .81        101.8        101.3
-----------------------------------------------------------------------------------------------------------------------
OIL AND GAS PRODUCTION
Operating revenues  ...............................................      $ 42,624    $ 23,655     $ 25,211     $ 19,887
Coalbed methane proved reserves (Mmcf)  ...........................       130,387      25,004       26,712       34,109
Conventional proved reserves (Mmcf)*  .............................       120,480      70,179       42,261       40,923
Oil and gas produced (Mmcf)*  .....................................        16,118      10,096       10,316        7,468
-----------------------------------------------------------------------------------------------------------------------
OTHER ACTIVITIES
Operating revenues  ...............................................      $  2,158    $  2,298     $  8,810     $ 10,320
Operating income  .................................................      $    263    $    236     $  1,014     $    581
Property, plant and equipment, net  ...............................      $  1,839    $  2,339     $  1,977     $  6,273
-----------------------------------------------------------------------------------------------------------------------

*   Oil expressed in natural gas equivalents

  -------------------------------------------------------------------------------------------------------------------
         1992             1991             1990             1989             1988             1987             1986
  -------------------------------------------------------------------------------------------------------------------
       29,119           26,262           28,653           27,210           28,636           27,365           25,373
       13,860           14,837           16,581           17,946           21,806           18,482           22,337
        2,654            3,411            4,786            9,494           13,026            8,902           20,877
       46,235           41,447           39,117           34,447           28,730           26,895            6,636
  -------------------------------------------------------------------------------------------------------------------
       91,868           85,957           89,137           89,097           92,198           81,644           75,223
  -------------------------------------------------------------------------------------------------------------------

     $198,676         $195,250         $188,168         $170,302         $190,836         $181,007         $165,160
       78,799           84,260           85,588           85,477          104,420           93,242          112,580
        6,501            8,916           13,596           25,000           37,923           24,982           77,989
       25,089           22,890           22,734           19,574           15,158           17,871            3,748
        1,661           (2,188)             873              731              689              679              648
  -------------------------------------------------------------------------------------------------------------------
     $310,726         $309,128         $310,959         $301,084         $349,026         $317,781         $360,125
  -------------------------------------------------------------------------------------------------------------------

      387,871          382,747          379,362          365,572          358,872          350,712          341,406
       31,732           31,432           31,565           30,492           29,717           29,007           28,318
           41               39               42               42               37               34               32
  -------------------------------------------------------------------------------------------------------------------
      419,644          414,218          410,969          396,106          388,626          379,753          369,756
  -------------------------------------------------------------------------------------------------------------------

        2,590            2,590            2,590            2,585            2,585            2,585            2,585
        2,434            2,017            2,378            2,383            2,592            2,523            2,345
         94.0             77.9             91.8             92.2            100.3             97.6             90.7
  -------------------------------------------------------------------------------------------------------------------

     $ 15,718         $ 12,661         $ 12,983         $ 13,469         $ 13,034         $  9,536         $  8,163
       34,306           61,314           44,881           17,384            8,783            9,450            3,594
       19,041           14,369           14,626           14,060            7,772            8,985           10,796
        7,287            6,455            5,434            5,534            5,540            3,975            2,926
  -------------------------------------------------------------------------------------------------------------------

     $ 10,953         $ 10,900         $ 10,776         $  5,962         $  3,345         $  3,843         $    734
     $  1,764         $  1,348         $  1,809         $    (94)        $  1,324         $  1,690         $    319
     $  6,797         $  7,098         $  7,754         $  9,004         $  9,814         $  5,833         $  5,581
  -------------------------------------------------------------------------------------------------------------------

GLOSSARY

BASIS DIFFERENTIAL: The difference between the futures price for a commodity and the corresponding cash or spot price. The differential commonly is related to differences in factors such as product quality, location and contract pricing.

BYPASS: Obtaining service from a new gas supplier without utilizing the facility of the former supplier.

DEVELOPMENT COSTS: Costs necessary to gain access to, prepare and equip wells drilled to produce proved oil and gas reserves following discovery.

EXPLORATORY WELL: A well drilled to a previously untested geologic structure to determine the presence of oil or gas.

FEDERAL ENERGY REGULATORY COMMISSION (FERC): The federal agency that, among other functions, regulates all interstate natural gas pipelines and some intrastate gas operations.

FUTURES CONTRACTS: Contracts that obligate the seller to deliver and the buyer to purchase a commodity at a fixed price at a specific date.

HEDGING: The process of reducing financial exposure to adverse natural gas, oil or other commodity price movements.

MUNICIPAL GAS SYSTEM: A natural gas distribution system owned and operated by one or more local governments.

OPERATOR (OF OIL AND GAS PROPERTIES): The company responsible for exploration and production activities for a specific project.

RATE STABILIZATION AND EQUALIZATION (RSE): A rate-setting mechanism authorized by the Alabama Public Service Commission which provides Alagasco, and some other utilities in Alabama, with the opportunity to earn a return on average equity within a designated range.

RESERVES, OIL AND GAS: The amount of commercially recoverable oil or gas estimated to exist within a given reservoir.

THROUGHPUT:  Total volumes of natural gas sold and transported.

TRANSPORTATION OR TRANSPORT: Moving natural gas through company pipelines on a contract basis for others.

UNITS OF MEASURE:

         Mcf     --       Thousand cubic feet
         MMcf    --       Million cubic feet
         Bcf     --       Billion cubic feet

(When an "e" follows these units of measure, the oil component has been converted to its equivalent in cubic feet, with one barrel of oil equal to 6,000 cubic feet of gas.)

WORKING INTEREST: The cost-bearing ownership interest under an oil and gas lease.





58