Form 10-K405, Exhibit 13
period 1997-09-30
ENERGEN CORP; ALABAMA GAS CORP
filed 1997-12-22
CIK 277595, 3146

                                                                      EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS
CONSOLIDATED NET INCOME

Energen Corporation's net income for the 1997 fiscal year totaled $29 million, or $2.31 per share, a significant increase from 1996 earnings of $21.5 million, or $1.95 per share. Continued financial and operating strength at Energen's utility, Alabama Gas Corporation (Alagasco), combined with the results of Energen's diversified growth strategy at Taurus Exploration Inc. (Taurus), Energen's oil and gas subsidiary, to produce an 18.5 percent increase in earnings per share. For 1995, Energen reported earnings of $19.3 million, or $1.77 per share.

1997 VS 1996: Alagasco's earnings were $18.6 million, a 9.5 percent increase over prior-year earnings of $17 million, and represented record earnings for a seventh consecutive year. This increase in net income reflects Alagasco's ability to earn within its allowed range of return on an increased level of equity representing investment in its utility plant. Alagasco achieved a return on equity (ROE) of 13.5 percent.

Taurus earned $10 million in 1997, more than doubling prior year earnings of $4.5 million. The main reasons for the significant increase were a 130 percent increase in oil and gas production volumes to 37 billion cubic feet equivalent
(Bcfe) and a $3.8 million increase in nonconventional fuels tax credits primarily resulting from production from coalbed methane property acquisitions in 1996 and 1997. Partially offsetting these gains were increased production-related expenses, increased interest expense, and a $1.3 million after-tax write down of certain offshore oil and gas properties in anticipation of their sale.

1996 VS 1995: Alagasco's 1996 net income of $17 million increased 8 percent over 1995 net income of $15.7 million primarily due to the utility earning within its allowed range of return on an increased level of equity representing investment in its utility plant. Fiscal 1995 earnings included a one-time after-tax charge of $503,000 resulting from a voluntary early retirement program. Taurus's net income increased $1 million to $4.5 million in 1996 on the strength of increased oil and gas production, higher commodity sales prices and gains on the sale of reserves; negatively influencing Taurus's earnings were increases in production-related expenses, primarily depreciation, depletion and amortization (DD&A), as well as increased interest and exploration expenses.

OPERATING INCOME
Consolidated operating income in 1997, 1996, and 1995 totaled $52 million, $38.8 million, and $32 million, respectively. Operating income grew significantly in 1997, reflecting another successful year under Energen's diversified growth strategy. Taurus again showed significant improvement over the prior year, and growth in Alagasco's operating income was consistent with its increased level of equity upon which it is allowed to earn a return. Operating income in 1996 also benefited from the implementation of Energen's growth strategy at Taurus along with the recognition of a gain on the sale of reserves.

ALAGASCO: Alagasco generates revenues through the sale and transportation of natural gas. Shifts between transportation and sales gas can cause variations in natural gas revenues since the transportation rate does not contain an amount representing the cost of gas. Alagasco's rate structure allows similar margins on transported and sales gas; therefore, operating income is not adversely affected. Weather also can cause variations in revenues, but operating margins remain unaffected due to a real-time temperature adjustment which allows Alagasco to adjust customer bills monthly to reflect changes in usage due to departures from normal weather.

Alagasco's gross natural gas sales revenues totaled $329.9 million, $326.8 million, and $265.5 million, in 1997, 1996, and 1995, respectively. In the current year, sales revenues remained relatively stable as higher commodity cost of gas, which is passed through to customers in rates, was largely offset by the impact of warmer weather on throughput. In 1996 significantly colder weather and higher commodity gas costs combined to generate substantially higher revenues than in the previous year; margins associated with the colder weather were removed via the real-time temperature adjustment to customer bills.

Residential sales volumes decreased 19 percent in the current year primarily due to weather in Alagasco's service territory that was 12 percent warmer than normal and 22 percent warmer than that of the prior year. Sales and transportation volumes to commercial and industrial customers totaled 78.2 Bcf in 1997 and 76.5 Bcf in 1996. While small commercial and industrial customers, more sensitive to weather, experienced volume decreases similar to residential customers, Alagasco increased throughput to several large transportation customers. In 1996, Alagasco's coldest winter in 18 years significantly increased residential and small commercial and industrial volumes.

Cost of gas remained relatively stable in 1997 as higher commodity gas cost was offset by a weather-related decrease in purchased volumes. In the prior year, colder weather had the opposite impact on purchased volumes and, coupled with higher commodity cost, caused a 36 percent increase in cost of gas.

-------------------------------------------------------------------------------------------------------------------------
Years ended September 30, (dollars in thousands)                            1997               1996                1995
-------------------------------------------------------------------------------------------------------------------------
Gross natural gas sales revenues.....................................   $   329,904       $     326,844       $  265,477
Cost of natural gas..................................................      (177,837)           (181,400)        (133,556)
Revenue taxes........................................................       (19,676)            (20,055)         (16,051)
------------------------------------------------------------------------------------------------------------------------
Net natural gas sales margin.........................................       132,391             125,389          115,870
Net natural gas transportation  margin...............................        33,080              30,408           30,490
------------------------------------------------------------------------------------------------------------------------
Net natural gas sales and transportation  margin.....................   $   165,471        $    155,797        $ 146,360
------------------------------------------------------------------------------------------------------------------------
Natural gas sales volumes (MMcf)
   Residential.......................................................        28,357              34,963           27,489
   Commercial and industrial-small...................................        12,554              15,002           12,288
   Commercial and industrial-large...................................            --                  --               29
------------------------------------------------------------------------------------------------------------------------
Total natural gas sales volumes......................................        40,911              49,965           39,806
Natural gas transportation volumes (MMcf)............................        65,622              61,458           61,640
------------------------------------------------------------------------------------------------------------------------
Total deliveries (MMcf)..............................................       106,533             111,423          101,446
------------------------------------------------------------------------------------------------------------------------

Operations and maintenance (O&M) expense at the utility increased 4 percent in 1997 primarily due to higher labor and related costs and increased marketing expense; partially offsetting these amounts was a decrease in bad debt expense created when the utility increased its provision for doubtful accounts in the prior year to reflect increased exposure from higher commodity gas costs in accounts receivable. In 1996, distribution expense, which includes labor and maintenance costs, was higher due to colder-than-normal weather. In addition, while marketing and bad debt expenses were higher, they were offset by the inclusion in 1995 of a one-time charge for an early retirement option. In both 1997 and 1996, the increase in O&M on a per customer basis fell within the inflation-based cap established by the Alabama Public Service Commission (APSC) as part of the utility's rate-setting mechanism.

Consistent with growth in the utility's depreciable base, depreciation expense rose 10 percent in both 1997 and 1996. Alagasco's expense for taxes other than income primarily reflects various state and local business taxes as well as payroll-related taxes; state and local business taxes generally are based on gross receipts and fluctuate accordingly.

As discussed more fully in Note 2 to the Consolidated Financial Statements, Alagasco is subject to regulation by the APSC. On October 7, 1996, the APSC issued an order to extend the Company's rate-setting mechanism through January 1, 2002. Under the terms of that extension, RSE will continue after January 1, 2002, unless, after notice to the Company and a hearing, the Commission votes to either modify or discontinue its operation.

TAURUS: During 1997, Taurus continued its aggressive growth strategy by acquiring producing oil and gas properties with varying degrees of development potential. In the second quarter of 1997, Taurus acquired approximately 319 Bcfe of oil and gas reserves in the San Juan Basin for $77 million and plans to spend an additional $8 million over the next several years to substantially develop these long-lived reserves. In the third quarter, Taurus spent $8.3 million to purchase approximately 10.2 Bcfe of proved reserves in southwest Mississippi from Griffin and Griffin Oil Company. Approximately 85 percent of the estimated proved reserves are gas and almost 60 percent are developed and producing. Taurus plans to spend an additional $1.2 million to develop the remaining 4.5 Bcfe of behind-pipe and proved undeveloped reserves. In several smaller transactions, Taurus acquired 4.8 Bcfe of predominantly natural gas reserves in Texas and Louisiana for $5.2 million. Approximately 40 percent of the proved reserves are developed and producing, and the Company expects to spend an additional $3.2 million to fully develop the remaining behind-pipe and proved undeveloped reserves. Also in the third quarter, Taurus invested $16 million for a 9 percent interest in a joint venture with Sonat Exploration and United Meridian Corporation for future exploration of the Cotton Valley Pinnacle Reef trend. In August, the Company purchased Amoco Corporation's Black Warrior Basin coalbed methane properties for $72 million; these properties included over 260 producing wells and estimated net proved reserves of 107 Bcf. Substantially all of the reserves are classified as proved producing. In addition, Taurus spent $9.3 million in July 1997 to purchase approximately 10.4 Bcfe of domestic oil and natural gas reserves located in Texas and the Rocky Mountains from United Meridian Corporation.

Largely as a result of these acquisitions, revenues from oil and gas production activities continued to grow significantly. Total production volumes rose 130 percent to 37 Bcfe. Natural gas production, including coalbed methane, increased 138 percent to 29.3 Bcf. Oil volumes increased 22 percent to 775 MBbl. Taurus also acquired high BTU-content natural gas reserves in the San Juan Basin which yielded 502 MBbl in natural gas liquids by year-end. Taurus also benefited from higher realized oil and gas prices during 1997. Gas sales prices rose 4 percent to $2.05 per Mcf and oil sales prices increased 11 percent to $18.08 per barrel. Natural gas liquids sold for $11.45 per barrel. During 1996, revenues from oil and gas production activities also grew notably. Total production volumes were 16.1 Bcfe, increasing 60 percent from the prior year. Gas prices were $1.97 per Mcf, higher by 15 percent, and oil prices were $16.25 per barrel, up 8 percent.

Coalbed methane operating fees are calculated as a percentage of net proceeds on certain properties, as defined by the related operating agreements, and vary with changes in natural gas prices, production volumes, and operating expenses. Revenues from operating fees were $4.4 million, $3.8 million and $3.4 million in 1997, 1996 and 1995, respectively. The annual increases resulted primarily from higher natural gas prices.

Taurus may, in the ordinary course of business, be involved in the sale of both developed and undeveloped properties. With respect to developed properties, sales may occur as a result of, but not limited to, disposing of non-strategic or marginal assets and accepting offers where the buyer gives greater value to a property than Taurus's technical staff. In 1997 and 1996, Taurus recorded gains of $1 million and $3.9 million, respectively, on the sale of various properties. The largest of several property sales occurred in September 1996 when Taurus recorded a $3.2 million gain.

-------------------------------------------------------------------------------------------------------------------------
Years ended September 30, (dollars in thousands, except unit price)         1997               1996             1995
-------------------------------------------------------------------------------------------------------------------------
Revenues
   Natural gas production............................................   $   60,228        $    24,262       $    14,748
   Oil production....................................................       19,753             10,313             3,765
   Operating fees....................................................        4,385              3,846             3,374
   Other.............................................................          880              3,769               726
-------------------------------------------------------------------------------------------------------------------------
Total Revenues.......................................................   $   85,246        $    42,190       $    22,613
-------------------------------------------------------------------------------------------------------------------------
Production volumes
   Natural gas (MMcf)................................................       29,318             12,308             8,597
   Oil (MBbl)........................................................          775                635               250
   Natural gas liquids (MBbl)........................................          502                 --                --
-------------------------------------------------------------------------------------------------------------------------
Average unit sales price
   Natural gas (per Mcf).............................................   $     2.05        $      1.97       $      1.72
   Oil (per Bbl).....................................................   $    18.08        $     16.25       $     15.07
   Natural gas liquids (Bbl).........................................   $    11.45                 --                --
-------------------------------------------------------------------------------------------------------------------------


Operations expense increased $12.4 million and $4.3 million in 1997 and 1996, respectively, primarily due to significant growth in production and in acquisition activity at Taurus. Lease operating expense rose by $10.5 million in 1997 and $3.4 million in 1996, mainly due to acquisitions. In addition, exploration expense increased $1.2 million and $2.5 million in 1997 and 1996, respectively, as a result of Taurus's increased exploratory efforts.

DD&A expense rose $16.5 million in 1997 largely due to significantly higher production (37 Bcf in 1997 compared to 16.1 Bcf in 1996). The increase was partially offset by a decrease in the average depletion rate to $0.90 per Mcf due to the significant addition of long-lived assets. Also during 1997, the Company adopted Statement of Financial Accounting Standard (SFAS) 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (see Note 10). Under SFAS 121, Taurus recorded additional DD&A expense of $2.1 million to write down the value of certain oil and gas properties that are held for sale. The properties have 9.7 Bcf of proved undeveloped reserves. During 1996, DD&A expense increased $9.6 million also largely due to increased production (10.1 Bcf in 1995). In addition, the average depletion rate of $1.15 per Mcf increased from $0.88 per Mcf in 1995 as a result of reserve revisions and property write-downs.

Taurus's expense for taxes other than income primarily reflects production-related taxes. For 1997, 1996, and 1995, Taurus recorded $6.3 million, $1.9 million and $0.8 million, respectively, in severance taxes.

NON-OPERATING ITEMS
CONSOLIDATED: Fiscal 1997 interest expense increased $9 million primarily due to the financing of Taurus's acquisitions under its growth strategy with both short-term and long-term debt. The average daily outstanding balance under short-term credit facilities was $88 million compared to $38 million in the prior year. Also influencing the current year was interest for a full year on $40 million in Energen medium-term notes (MTNs) issued in the fourth quarter of 1996 and, to a lesser extent, the issuance of an additional $85 million of MTNs in July 1997. In addition, Alagasco issued $25 million in MTNs in the fourth quarter of 1996 to repay short-term debt used to fund customer refunds, gas storage inventory replacement and facilities upgrade and acquisition. Interest expense increased $2.2 million in 1996 also due primarily to Taurus's growth strategy. The average daily outstanding balance under short-term credit facilities was significantly higher than in 1995 and interest was recorded for a full year on $50 million of MTNs issued in mid-1995. Also contributing to increased interest expense was the fourth quarter 1996 issuance of MTNs at both Energen and Alagasco.

The fluctuation in other income over the three-year period is primarily due to the inclusion in 1996 of the early-call premium associated with the redemption of debt at Alagasco in 1995.

The Company's effective tax rates in 1997, 1996, and 1995 were lower than statutory federal tax rates primarily due to the recognition of nonconventional fuels tax credits and the amortization of investment tax credits. The Company's effective tax rates are expected to remain lower than statutory federal rates through December 31, 2002, as tax credits generated each year are expected to be fully recognized in the financial statements. Income tax expense decreased in 1997 from 1996 primarily due to the recognition of an additional $3.8 million of nonconventional fuels tax credits. An increase in income tax expense in 1996 resulted primarily from increased pre-tax income.

Like many companies, Energen is in the process of evaluating its computer software to determine whether modifications will be required for it to function properly in the year 2000. Costs associated with evaluation and testing are being expensed as incurred. The Company has not yet fully determined the total cost of the project but does not anticipate any material impact on the consolidated financial statements.

FINANCIAL POSITION AND LIQUIDITY
The Company's net cash from operating activities totaled $66.8 million, $46.7 million, and $60.9 million in 1997, 1996 and 1995, respectively. In the current year, operating cash flow benefited from increased net income caused by significantly higher oil and gas production volumes and higher realized oil and gas prices. Offsetting these amounts was the $17 million payout in January 1997 of supplier refunds to customers. Other working capital items, which are generally the result of timing of payments, combined to create the remaining increase. Operating activities contributed $60.9 million in 1995. Colder weather in 1996 had an impact through its effect on gas supply costs as reflected in increased accounts receivable and payable and in Alagasco's need to utilize and replenish its storage gas inventory. The receipt of amounts from suppliers to be refunded to customers positively affected cash flows in 1996.

During 1997, the Company invested a total of $279.8 million primarily in the acquisition of oil and gas properties. In the current year, Taurus invested $239.7 million in total capital expenditures--$193.7 million for property acquisitions including $16 million to obtain a small working interest in an exploratory joint venture, $36.4 million for development, and $13.3 million for exploration ($5.1 million of which was charged to income). Current-year reserve additions totaled 464 Bcfe. Utility expenditures for the year totaled $43.3 million and represented primarily normal system distribution expansion. Cash used in investing activities was $152.1 million in 1996 and $67.6 million in 1995. The increase in 1996 was also largely due to the implementation of Energen's growth strategy. Taurus invested $108 million in proved property acquisitions with development potential, adding 178 Bcfe of proved developed and undeveloped oil and gas reserves. Prior-year acquisitions include the $61 million purchase of 105 Bcf of coalbed methane reserves in Alabama. The 1995 acquisitions totaled $16.9 million and added 26.8 Bcfe to proved reserves. Taurus sold its working interest in reserves associated with the PMC acquisition venture in 1996 resulting in cash proceeds of $13.1 million.

Financing activities provided a source of $307.2 million in 1997. The Company issued $85 million of MTNs redeemable July 15, 2002, to July 28, 2027, with interest rates ranging from 6.6 percent to 7.6 percent. In addition, Energen issued 1,725,000 shares of common stock in January generating net proceeds of $49.1 million, and 1,200,000 shares in September generating net proceeds of $41.1 million. The proceeds from the debt and equity offerings were used to repay short-term debt incurred mainly to finance Taurus's acquisition and development strategy. In addition, the Company utilized $45 million in short-term credit facilities primarily for Taurus's capital expenditures. For shares tax planning purposes, the Company borrowed $98.6 million to invest in short-term federal obligations. The Treasuries matured in early October and the proceeds were used to repay the debt. The cash provided by financing activities totaled $80 million in 1996. The Company issued $40 million of MTNs and utilized an additional $26.7 million in short-term credit facilities to finance Taurus's acquisition strategy in the prior year. Also included were the proceeds from the issuance of $25 million in Alagasco MTNs used for customer refunds, gas storage inventory replacement, and facilities upgrade and acquisition. Cash provided by financing activities in 1995 was $15.9 million and included the issuance of $50 million in Alagasco MTNs used to refinance other long-term debt.

CAPITAL EXPENDITURES
NATURAL GAS DISTRIBUTION: During the last three fiscal years, Alagasco has invested $129.2 million for capital projects: $105.5 million was spent on normal expansion replacements and support of its distribution system; $8.2 million was used in connection with the development of a new customer information system which was completed in April 1996; $5.6 million was used to improve gas availability; $7.3 million was used to purchase four municipal gas systems; and $2.7 million was used in connection with the development of a new payroll/human resource information system.

-------------------------------------------------------------------------------------------------------------------------
Years ended September 30, (in thousands)                                    1997               1996             1995
-------------------------------------------------------------------------------------------------------------------------
Capital expenditures for:
   Renewals, replacements, system expansion and other................   $   39,779        $    35,064       $    30,611
   Additions to improve gas availability.............................          758              1,799             3,024
   Municipal gas system acquisitions.................................            3              3,305             3,972
   Payroll/human resource information system.........................        2,737                 --                --
   Customer information system.......................................           --              3,007             5,173
-------------------------------------------------------------------------------------------------------------------------
   Total.............................................................   $   43,277        $    43,175       $    42,780
-------------------------------------------------------------------------------------------------------------------------

EXPLORATION AND PRODUCTION: Taurus has spent $403.8 million for capital projects over the last three fiscal years, $11.3 million of which was charged to income as exploration expense. Expenditures for property acquisitions were $321.7 million, exploratory expenditures totaled $26.9 million, and $52.5 million was spent in development activities.

-------------------------------------------------------------------------------------------------------------------------
Years ended September 30, (in thousands)                                    1997               1996             1995
-------------------------------------------------------------------------------------------------------------------------
Capital and exploration expenditures for:
   Property acquisitions.............................................   $  193,729        $   110,008       $    17,939
   Exploration.......................................................       13,277              9,855             3,794
   Development.......................................................       36,375             10,040             6,044
   Other.............................................................        1,406                583               716
-------------------------------------------------------------------------------------------------------------------------
       Total.........................................................      244,787            130,486            28,493
Less exploration expenditures charged to income......................        5,069              4,169             2,064
-------------------------------------------------------------------------------------------------------------------------
Net capital expenditures.............................................   $  239,718        $   126,317       $    26,429
-------------------------------------------------------------------------------------------------------------------------


FUTURE CAPITAL RESOURCES AND LIQUIDITY
The Company will continue to implement its diversified growth strategy over the next three years. That strategy calls for Taurus to invest $500 million to $650 million to acquire and develop producing properties and to participate in exploration and related development during the three-year period. In fiscal year 1998, Taurus plans to spend approximately $165 million, including $100 million for property acquisitions. It should be noted that Taurus's continued ability to invest in property acquisitions will be influenced significantly by industry trends as the producing property acquisition market has historically been cyclical. From time to time, Taurus also may be engaged in negotiations to sell, trade or otherwise dispose of previously acquired property.

To finance Taurus's investment program, the Company will continue to utilize its available short-term credit facilities to supplement internally generated cash flow, with long-term debt and equity providing permanent financing. During 1997, Energen has increased its available short-term credit facilities to $203 million to accommodate the Taurus strategy.

Utility capital expenditures for normal distribution system renewal and expansion and support facilities could approximate $60 million in fiscal 1998. Alagasco also will maintain an investment in storage working gas which is expected to average approximately $24 million in 1998. The utility anticipates funding these capital requirements through internally generated capital and the utilization of short-term credit facilities.

OUTLOOK
NATURAL GAS DISTRIBUTION: The October 1996 extension of the utility's rate-setting mechanism until January 1, 2002, gives Alagasco the opportunity to continue earning an allowed return on equity within a range of 13.15 percent to
13.65 percent through fiscal 2002. Over this period, Alagasco's earnings should grow 3 percent to 5 percent annually as the service territory requires the investment of additional utility plant. The utility continues to rely on rate flexibility to effectively prevent bypass of our distribution system. Even though the utility enjoys a market saturation rate much higher than the national average, customer growth in the service territory is limited. Alagasco will continue to focus on the acquisition of municipal gas systems to supplement normal growth.

EXPLORATION AND PRODUCTION: During fiscal year 1998, Taurus plans to spend approximately $165 million, including $100 million for property acquisitions. Amounts invested could vary depending on the available opportunities. Production is expected to increase almost 50 percent to 55 Bcfe, and proved reserves could reach 750 Bcfe by year end. Production from existing properties should generate 52 Bcfe of oil and gas during the year, with an additional 3 Bcfe from as yet unidentified acquisitions. As Taurus begins fiscal 1998, 83 percent of its estimated gas production and 39 percent of its estimated oil production is hedged or under contract at average prices of $2.26 per Mcf and $20.29 per barrel, respectively. As acquisitions are made, Taurus will use futures, swaps and/or fixed-price contracts to lock in commodity prices for up to 36 months in order to protect targeted returns. A significant part of Taurus's earnings in fiscal 1998 will be the more than $14 million of tax credits expected to be generated by the Company's coalbed methane production.

Taurus plans to spend $500 million to $650 million in the acquisition and development of producing properties and in exploration and related development over the next three years. With this level of spending, Taurus's production levels could reach 85 Bcfe to 95 Bcfe by the end of fiscal year 2000, with proved reserves of up to 1 trillion cubic feet equivalent.

FORWARD-LOOKING STATEMENTS AND RISK: Certain statements in this report, including statements of the future plans, objectives, and expected performance of the Company and its subsidiaries, are forward-looking statements that are dependent on certain events, risks and uncertainties that may be outside their control which could cause actual results to differ materially from those anticipated. Some of these include, but are not limited to, economic and competitive conditions, inflation rates, legislative and regulatory changes, financial market conditions, future business decisions, and other uncertainties, all of which are difficult to predict. There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and in projecting future rates of production and timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserves and production estimates. In the event Taurus is unable to invest fully its planned acquisition expenditures, future operating revenues and proved reserves could be negatively affected. The drilling of exploratory wells can involve significant risks including those related to timing, success rates and cost overruns. These risks can be affected by lease and rig availability, complex geology and other factors. Results of operations and cash flows also could be affected by future oil and gas prices. Although Taurus makes use of futures, swaps and fixed-price contracts to mitigate risk, fluctuations in oil and gas prices may affect the Company's financial position and results of operations.

RECENT PRONOUNCEMENTS OF THE FASB
In fiscal 1997, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which establishes a fair value-based method of accounting for employee stock options. The Statement allows companies to continue to follow the accounting treatment prescribed by APB Opinion 25 with proper disclosure. The Company has adopted the disclosure-only provisions of SFAS 123 (see Note
6).

In 1997, the Company adopted SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, which provides accounting and reporting standards for such transactions. The adoption did not have a material impact on the consolidated financial statements.

In February 1997, the FASB issued SFAS No. 128, Earnings Per Share, which specifies computation, presentation, and disclosure requirements for EPS, and SFAS No. 129, Disclosures of Information about Capital Structure, which establishes standards for disclosing information about an entity's capital structure. The Company is required to adopt these statements in its 1998 fiscal year. In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which requires the reporting and display of comprehensive income and its components in an entity's financial statements, and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which specifies revised guidelines for determining an entity's operating segments and the type and level of financial information to be required. The Company is required to adopt these statements in fiscal year 1999.

QUARTERLY MARKET PRICES AND DIVIDENDS PAID PER SHARE

-------------------------------------------------------------------------------------------------------------------
Quarter ended (in dollars)                              High            Low           Close          Dividends Paid
-------------------------------------------------------------------------------------------------------------------
December 31, 1995....................................  25 1/8          21 3/8         24 1/8               .29
March 31, 1996.......................................  25 3/8          21 3/4         21 7/8               .29
June 30, 1996........................................  24 1/4          21 7/8         22 1/8               .29
September 30, 1996...................................  25              22             24                   .30
-------------------------------------------------------------------------------------------------------------------
December 31, 1996....................................  31 1/4          23 3/4         30 1/4               .30
March 31, 1997.......................................  31 3/8          29             29 7/8               .30
June 30, 1997........................................  35 1/8          29 1/8         33 11/16             .30
September 30, 1997...................................  37 3/4          33 1/4         35 9/16              .31
-------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME

Energen Corporation
-------------------------------------------------------------------------------------------------------------------------
Years ended September 30, (in thousands, except share data)                 1997               1996             1995
-------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES
Natural gas distribution.............................................  $   362,984        $   357,252       $   295,967
Oil and gas production activities....................................       85,246             42,190            22,613
-----------------------------------------------------------------------------------------------------------------------
   Total operating revenues..........................................      448,230            399,442           318,580
-----------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
Cost of gas..........................................................      175,514            178,810           130,220
Operations...........................................................      116,886            100,822            93,293
Maintenance..........................................................       11,112             11,078             9,849
Depreciation, depletion and amortization.............................       59,688             41,118            29,556
Taxes, other than income taxes.......................................       33,044             28,817            23,629
-----------------------------------------------------------------------------------------------------------------------
   Total operating expenses..........................................      396,244            360,645           286,547
-----------------------------------------------------------------------------------------------------------------------
OPERATING INCOME.....................................................       51,986             38,797            32,033
-----------------------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE)
Interest expense, net of amounts capitalized.........................      (22,906)           (13,920)          (11,693)
Other, net...........................................................        3,014              1,712             2,649
-----------------------------------------------------------------------------------------------------------------------
   Total other income (expense)......................................      (19,892)           (12,208)           (9,044)
-----------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES...........................................       32,094             26,589            22,989
Income taxes.........................................................        3,097              5,048             3,681
-----------------------------------------------------------------------------------------------------------------------
NET INCOME...........................................................  $    28,997        $    21,541       $    19,308
-----------------------------------------------------------------------------------------------------------------------
EARNINGS PER AVERAGE COMMON SHARE....................................  $      2.31        $      1.95       $      1.77
-----------------------------------------------------------------------------------------------------------------------
AVERAGE COMMON SHARES OUTSTANDING....................................   12,563,096         11,023,434        10,906,315
-----------------------------------------------------------------------------------------------------------------------




The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

Energen Corporation
--------------------------------------------------------------------------------------------------------------
As of September 30, (in thousands)                                                  1997             1996
--------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS

Cash and cash equivalents............................................          $   105,402       $    11,301
Accounts receivable, net of allowance for doubtful accounts of
   $3,185 in 1997 and $3,002 in 1996.................................               70,676            48,126
Inventories, at average cost
   Storage gas inventory.............................................               25,367            28,214
   Materials and supplies............................................                7,281             7,704
   Liquified natural gas in storage..................................                3,630             2,417
Deferred income taxes................................................                7,438             7,995
Prepayments and other................................................               22,371             8,949
------------------------------------------------------------------------------------------------------------
     Total current assets............................................              242,165           114,706
------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT
Oil and gas properties, successful efforts method....................              454,210           224,469
Less accumulated depreciation, depletion and amortization                           87,554            60,152
------------------------------------------------------------------------------------------------------------
Oil and gas properties, net..........................................              366,656           164,317
------------------------------------------------------------------------------------------------------------
Utility plant........................................................              583,630           544,643
Less accumulated depreciation........................................              287,749           268,110
------------------------------------------------------------------------------------------------------------
   Utility plant, net................................................              295,881           276,533
------------------------------------------------------------------------------------------------------------
Other property, net..................................................                4,466             4,066
------------------------------------------------------------------------------------------------------------
Total property, plant and equipment, net.............................              667,003           444,916
------------------------------------------------------------------------------------------------------------
OTHER ASSETS
Deferred income taxes................................................                1,144              (972)
Deferred charges and other...........................................                9,485            10,760
------------------------------------------------------------------------------------------------------------
   Total other assets................................................               10,629             9,788
------------------------------------------------------------------------------------------------------------
TOTAL ASSETS.........................................................          $   919,797       $   569,410
------------------------------------------------------------------------------------------------------------





The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

-------------------------------------------------------------------------------------------------------------------------
As of September 30, (in thousands)                                                             1997             1996
-------------------------------------------------------------------------------------------------------------------------
CAPITAL AND LIABILITIES

CURRENT LIABILITIES

Long-term debt due within one year...................................                     $     1,855       $     1,805
Notes payable to banks...............................................                         202,000            59,000
Accounts payable.....................................................                          49,196            32,659
Accrued taxes........................................................                          18,300            17,567
Customers deposits...................................................                          16,399            17,364
Amounts due customers................................................                           7,347            17,157
Accrued wages and benefits...........................................                          13,719            11,584
Other................................................................                          21,935            18,049
-------------------------------------------------------------------------------------------------------------------------
   Total current liabilities.........................................                         330,751           175,185
-------------------------------------------------------------------------------------------------------------------------
DEFERRED CREDITS AND OTHER LIABILITIES
Other................................................................                           8,301            10,275
-------------------------------------------------------------------------------------------------------------------------
   Total deferred credits and other liabilities......................                           8,301            10,275
-------------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES........................................                              --                --
-------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION
Preferred stock, cumulative, $0.01 par value, 5,000,000 shares authorized                          --             --
   Common shareholders equity
     Common stock, $0.01 par value; 30,000,000 shares authorized, 14,398,109 shares outstanding in 1997 and 11,162,634
       shares outstanding in 1996....................................                             144               112
     Premium on capital stock........................................                         185,841            86,833
     Capital surplus.................................................                           2,802             2,802
     Retained earnings...............................................                         112,356            98,658
-------------------------------------------------------------------------------------------------------------------------
   Total common shareholders equity..................................                         301,143           188,405
Long-term debt.......................................................                         279,602           195,545
-------------------------------------------------------------------------------------------------------------------------
   Total capitalization..............................................                         580,745           383,950
-------------------------------------------------------------------------------------------------------------------------
TOTAL CAPITAL AND LIABILITIES........................................                     $   919,797       $   569,410
-------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY

Energen Corporation
-----------------------------------------------------------------------------------------------------------------------------
(In thousands, except share amounts)
-----------------------------------------------------------------------------------------------------------------------------
                                   Common Stock                                                     Treasury Stock
                                    Number of       Par      Premium on       Capital     Retained    Number of
                                     Shares        Value    Capital Stock     Surplus     Earnings      Shares         Cost
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1994        10,917,904  $   109    $   81,073    $  2,802    $    83,042           --     $     --
Net income                                                                                 19,308
Purchase of treasury shares                                                                           (128,900)      (2,721)
Shares issued for:
   Dividend reinvestment plan                                       14                                  19,035          394
   Employee benefit plans                 3,829                    156                                  98,238        2,077
Cash dividends - $1.13 per share                                                          (12,330)
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1995        10,921,733      109        81,243       2,802         90,020      (11,627)        (250)
Net income                                                                                 21,541
Purchase of treasury shares                                                                            (86,900)      (1,985)
Shares issued for:
   Dividend reinvestment plan            80,529        1         1,827                                  66,552        1,511
   Employee benefit plans               160,372        2         3,763                                  31,975          724
Cash dividends - $1.17 per share                                                          (12,903)
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1996        11,162,634      112        86,833       2,802         98,658           --           --
Net income                                                                                 28,997
Shares issued for:
   Stock Offerings                    2,925,000       29        89,867
   Dividend reinvestment plan           120,802        1         3,611
   Employee benefit plans               189,673        2         5,530
Cash dividends - $1.21 per share                                                          (15,299)
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1997        14,398,109  $   144    $  185,841    $  2,802    $   112,356           --     $     --
----------------------------------------------------------------------------------------------------------------------------



The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Energen Corporation
-------------------------------------------------------------------------------------------------------------------------
Years ended September 30, (in thousands)                                    1997               1996             1995
-------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income...........................................................   $    28,997        $    21,541       $    19,308
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation, depletion and amortization..........................        59,688             41,118            29,556
   Deferred income taxes, net........................................        (2,646)              (672)           (2,082)
   Deferred investment tax credits, net..............................          (487)              (487)             (487)
   Gain on sale of assets............................................        (1,081)            (3,954)               --
   Net change in:
     Accounts receivable.............................................       (22,550)           (17,313)            3,332
     Inventories.....................................................         2,057             (6,809)            3,775
     Deferred gas cost...............................................          (537)              (549)               34
     Accounts payable gas purchases...................................        5,758             (1,614)            9,882
     Accounts payable trade...........................................       10,779              2,031            (5,120)
     Amounts due customers...........................................        (9,810)            13,942             2,483
     Other current assets and liabilities............................        (6,996)            (2,272)           (3,290)
   Other, net........................................................         3,610              1,722             3,478
------------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities.......................        66,782             46,684            60,869
------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Additions to property, plant and equipment...........................      (283,274)          (168,414)          (68,940)
Proceeds from sale of assets.........................................         1,871             13,134                --
Payments on notes receivable.........................................           527              1,557               816
Other, net...........................................................         1,030              1,627               501
------------------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities...........................      (279,846)          (152,096)          (67,623)
------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Payment of dividends on common stock.................................       (15,299)           (12,903)          (12,330)
Issuance of common stock.............................................        95,357              4,645                84
Purchase of treasury stock...........................................            --             (1,985)           (2,721)
Reduction of long-term debt..........................................          (943)            (1,025)          (45,070)
Proceeds from issuance of long-term debt.............................        84,416             64,586            49,660
Note payable issued to purchase U.S. Treasury securities.............        98,636                 --                --
Net change in short-term debt........................................        44,998             26,700            26,300
------------------------------------------------------------------------------------------------------------------------
     Net cash provided by financing activities.......................       307,165             80,018            15,923
------------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents..............................        94,101            (25,394)            9,169
Cash and cash equivalents at beginning of period.....................        11,301             36,695            27,526
------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period...........................   $   105,402        $    11,301       $    36,695
------------------------------------------------------------------------------------------------------------------------



The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Energen Corporation

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Energen Corporation (the Company) is a diversified energy holding company engaged primarily in the purchase, distribution, and sale of natural gas, principally in central and north Alabama (natural gas distribution), and in the exploration, production, acquisition and development of oil and gas in the continental United States (oil and gas exploration and production). The following is a description of the Company's significant accounting policies and practices.

A.PRINCIPLES OF CONSOLIDATION
   The accompanying financial statements include the accounts of the Company and its subsidiaries, principally Alabama Gas Corporation (Alagasco) and Taurus Exploration Inc. (Taurus), after elimination of all significant intercompany transactions in consolidation. Certain reclassifications have been made to conform the prior years financial statements to the current-year presentation.

B.NATURAL GAS DISTRIBUTION
   UTILITY PLANT AND DEPRECIATION: Property, plant and equipment is stated at cost. The cost of utility plant includes an allowance for funds used during construction. Maintenance is charged for the cost of normal repairs and the renewal or replacement of an item of property which is less than a retirement unit. When property which represents a retirement unit is replaced or removed, the cost of such property is credited to utility plant and, together with the cost of removal less salvage, is charged to the accumulated reserve for depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of utility property at rates established by the Alabama Public Service Commission (APSC). Approved depreciation rates averaged approximately 4.4 percent in 1997 and 4.3 percent in 1996 and 1995.

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

C.OIL AND GAS EXPLORATION AND PRODUCTION
   PROPERTY AND RELATED DEPLETION: Taurus follows the successful efforts method of accounting for costs incurred in the exploration and development of oil and gas reserves. Lease acquisition costs are capitalized initially, and unproved properties are reviewed periodically to determine if there has been impairment of the carrying value, with any such impairment charged to exploration expense currently. Exploratory drilling costs are capitalized pending determination of proved reserves. If proved reserves are not discovered, the exploratory drilling costs are expensed. Other exploration costs, including geological and geophysical costs, are expensed as incurred. All development costs are capitalized. Depreciation, depletion and amortization is determined on a field-by-field basis using the unit-of-production method based on proved reserves. A provision for anticipated abandonment and restoration costs at the end of a property's useful life is made through depreciation expense.

   OPERATING REVENUE: Taurus utilizes the sales method of accounting to recognize oil and gas production revenue. Under the sales method, revenue is recognized for the Company's total takes of oil and gas production, and overproduction liabilities are established only when it is estimated that a property's overproduced volumes exceed the net share of remaining reserves for such property. The Company has no significant production imbalances at September 30, 1997. Gains and losses on the sale of property in the ordinary course of business are classified as operating revenue.

   DERIVATIVE COMMODITY INSTRUMENTS: Taurus periodically enters into derivative commodity instruments to hedge its exposure to price fluctuations on oil and gas production. Such instruments include regulated natural gas and crude oil futures contracts traded on the New York Mercantile Exchange and over-the-counter swaps and basis hedges with major energy derivative product specialists. These transactions are accounted for under the hedge method of accounting. Under this method, any unrealized gains and losses are recorded as a current receivable/payable and a deferred gain/loss. Realized gains and losses are deferred until the revenues from the related hedged volumes are recognized in the income statement. These realized deferred gains and losses are reflected in current liabilities or current assets, respectively. Cash flows from derivative instruments are recognized as incurred through changes in working capital. All hedge transactions are subject to the Company's risk management policy, approved by the Board of Directors, which does not permit speculative positions. To apply the hedge method of accounting, management must demonstrate that a high correlation exists between the value of the derivative commodity instrument and the value of the item hedged. Management uses the historic relationships between the derivative instruments and the sales prices of the hedged volumes to ensure that a high level of correlation exists.

D.INCOME TAXES
   The Company's deferred income taxes reflect the impact of temporary differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes.

E.CASH EQUIVALENTS
   The Company includes highly liquid marketable securities and debt instruments purchased with a maturity of three months or less in cash equivalents.

F.ESTIMATES
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates with regard to these financial statements include the estimate of proved oil and gas reserve volumes and the related present value of estimated future net revenues therefrom (see Note 13).


2. REGULATORY MATTERS
As an Alabama utility, Alagasco is subject to regulation by the Alabama
Public Service Commission (APSC) which, in 1983, established the Rate Stabilization and Equalization (RSE) rate-setting process. RSE was extended with modifications in 1985, 1987 and 1990. On October 7, 1996, RSE was extended, without change, for a five-year period through January 1, 2002. Under the terms of that extension, RSE will continue after January 1, 2002, unless, after notice to the Company and a hearing, the Commission votes to either modify or discontinue its operation.

Under RSE as extended, the APSC conducts quarterly reviews to determine, based on Alagasco's projections and fiscal year-to-date performance, whether Alagasco's return on equity for the fiscal year will be within the allowed range of 13.15 percent to 13.65 percent. Reductions in rates can be made quarterly to bring the projected return within the allowed range; increases, however, are allowed only once each fiscal year, effective December 1, and cannot exceed 4 percent of prior-year revenues. RSE limits the utility's equity upon which a return is permitted to 60 percent of total capitalization and provides for certain cost control measures designed to monitor Alagasco's operations and maintenance (O&M) expense. If the change in O&M expense per customer falls within 1.25 percentage points above or below the Consumer Price Index For All Urban Customers (index range), no adjustment is required. If, however, the change in O&M expense per customer exceeds the index range, three-quarters of the difference is returned to customers. To the extent the change is less than the index range, the utility benefits by one-half of the difference through future rate adjustments. Under RSE as extended, a $1.3 million annual decrease in revenue became effective October 1, 1996, a $7.7 million annual increase became effective December 1, 1996, and a $1.5 million annual decrease became effective April 1, 1997.

Alagasco calculates a temperature adjustment to customers' monthly bills to remove the effect of departures from normal temperature on Alagasco's earnings. The calculation is performed monthly, and the adjustments to customers bills are made in the same billing cycle the weather variation occurs. Alagasco's rate schedules for natural gas distribution charges contain a Gas Supply Adjustment (GSA) rider, established in 1993, which permits the pass-through to customers of changes in the cost of gas supply, including Gas Supply Realignment (GSR) surcharges imposed by Alagasco's suppliers resulting from changes in gas supply purchases related to the implementation of Federal Energy Regulatory Commission (FERC) Order 636. The APSC on October 7, 1996, issued an order providing for the refund to customers prior to January 31, 1997 of approximately $17 million of supplier refunds, including interest. The Company refunded these amounts to customers during January 1997. The refunds were collected from a variety of sources and most relate to the settlement of rate case and FERC Order 636 proceedings of Southern Natural Gas Company (Southern) as described herein.

In accordance with APSC-directed regulatory accounting procedures, Alagasco in 1989 began returning to customers excess utility deferred taxes which resulted from a reduction in the federal statutory tax rate from 46 percent to 34 percent using the average rate assumption method. This method provides for the return to ratepayers of excess deferred taxes over the lives of the related assets. In 1993 those excess taxes were reduced as a result of a federal tax rate increase from 34 percent to 35 percent. Remaining excess utility deferred taxes of $2.1 million are being returned to ratepayers over approximately 13 years. At September 30, 1997 and 1996, a regulatory liability related to income taxes of $3.7 million and $5 million, respectively, was included in the consolidated financial statements.

The excess of total acquisition costs over book value of net assets of acquired municipal gas distribution systems is included in utility plant and is being amortized on a straight-line basis over approximately 23 years. At September 30, 1997 and 1996, the net acquisition adjustment was $16.4 million and $16.7 million, respectively.

FERC REGULATION: In 1995 Southern filed a comprehensive settlement with the FERC in the form of a Stipulation and Agreement (the Settlement) to resolve all issues in Southern's six then-pending rate cases as well as to resolve all GSR and transition cost issues resulting from the implementation of FERC Order 636. Alagasco was a supporting party to the Settlement. The Settlement, as approved by the FERC, resolves all issues relating to GSR and other transition costs with respect to supporting parties. Alagasco estimates that it has a remaining GSR liability of approximately $0.1 million to be paid through December 1998 and approximately $0.7 million in other transition costs to be paid through June 1998. Because these costs will be recovered in full from its customers, Alagasco recorded a regulatory asset of $0.8 million and $2.2 million at September 30, 1997 and 1996, respectively.

3. LONG-TERM DEBT AND NOTES PAYABLE

Long-term debt consists of the following:
-------------------------------------------------------------------------------------------------------------------------
As of September 30, (in thousands)                                                             1997             1996
-------------------------------------------------------------------------------------------------------------------------
Energen Corporation:
   Medium-term Notes, interest ranging from 6.6% to 8.09%, for notes
     redeemable September 20, 2001, to July 28, 2027.................                     $   125,000       $    40,000
   8% Debentures, due up to $1,000,000 annually to February 1, 2007                            18,704            18,714
   Series 1993 Notes, interest ranging from 5.6% to 7.25%, due annually in payments ranging from $855,000 to $1,584,000 from March 1, 1998,
     to March 1, 2008................................................                          12,753            13,636
Alabama Gas Corporation:
   Medium-term Notes, interest ranging from 5.4% to 7.97%, for notes
   redeemable December 1, 1998, to September 23, 2026................                         125,000           125,000
-------------------------------------------------------------------------------------------------------------------------
Total................................................................                         281,457           197,350
Less amounts due within one year.....................................                           1,855             1,805
-------------------------------------------------------------------------------------------------------------------------
   Total.............................................................                     $   279,602       $   195,545
-------------------------------------------------------------------------------------------------------------------------


The aggregate maturities of long-term debt for the next five years are as follows:

-------------------------------------------------------------------------------------------------------------------
                                           Years ending September 30, (in thousands)
-------------------------------------------------------------------------------------------------------------------------
            1998                     1999                   2000                       2001                   2002
-------------------------------------------------------------------------------------------------------------------------
       $    1,855               $    7,209            $    1,955                   $   18,648             $   17,077
-------------------------------------------------------------------------------------------------------------------------


The Company is subject to various restrictions on the payment of dividends. Under its 8 percent debentures, the most restrictive provision states that dividends or other distributions with respect to common stock may not be made unless the Company maintains a minimum consolidated tangible net worth of $80 million; at September 30, 1997, Energen had a tangible net worth of $300.9 million.

Energen and Alagasco have short-term credit lines and other credit facilities of $203 million available to either entity for working capital needs. At September 30, 1997, the Company borrowed $50 million under separate agreement to purchase U.S. Treasury securities for Alabama shares tax planning purposes. The securities were pledged as collateral on the debt. In total, at year-end, the Company had $98.6 million of borrowings to purchase Treasury securities. The securities matured in early October and the proceeds were used to repay such borrowings. The following is a summary of information relating to notes payable to banks:

----------------------------------------------------------------------------------------------------------------------------
As of September 30, (in thousands)                                                1997              1996             1995
----------------------------------------------------------------------------------------------------------------------------
Amount outstanding...................................                        $   152,000       $    59,000       $   32,300
Amount outstanding under separate agreement..........                             50,000                --               --
---------------------------------------------------------------------------------------------------------------------------
Notes payable to banks...............................                        $   202,000       $    59,000       $   32,300
Available for borrowings.............................                             51,000            97,000           77,700
---------------------------------------------------------------------------------------------------------------------------
   Total.............................................                        $   253,000       $   156,000       $  110,000
---------------------------------------------------------------------------------------------------------------------------
Maximum amount outstanding at any month-end                                  $   202,000       $    95,000       $   32,300
Average daily amount outstanding.....................                        $    87,648       $    37,960       $      917
Weighted average interest rates based on:
   Average daily amount outstanding..................                               5.87%             5.68%            5.76%
   Amount outstanding at year-end....................                               5.96%             5.62%            5.96%
---------------------------------------------------------------------------------------------------------------------------

Total interest expense for Energen in 1997, 1996 and 1995 was $22,906,000, $13,920,000, and $11,693,000, respectively.

4. INCOME TAXES
The components of income taxes consist of the following:

----------------------------------------------------------------------------------------------------------------------------
For the years ended September 30, (in thousands)                                  1997             1996              1995
----------------------------------------------------------------------------------------------------------------------------
Taxes estimated to be payable currently:
   Federal...........................................                        $     4,976       $     5,218       $    5,377
   State.............................................                              1,254               989              873
---------------------------------------------------------------------------------------------------------------------------
     Total current...................................                              6,230             6,207            6,250
---------------------------------------------------------------------------------------------------------------------------
Taxes deferred:
   Federal...........................................                             (3,123)           (1,221)          (2,580)
   State.............................................                                (10)               62               11
---------------------------------------------------------------------------------------------------------------------------
   Total deferred....................................                             (3,133)           (1,159)          (2,569)
---------------------------------------------------------------------------------------------------------------------------
Total income tax expense.............................                        $     3,097       $     5,048       $    3,681
---------------------------------------------------------------------------------------------------------------------------


Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities for 1997 and 1996 are as follows:

----------------------------------------------------------------------------------------------------------------------------
As of September 30, (in thousands)                                       1997                               1996
----------------------------------------------------------------------------------------------------------------------------
                                                               Current        Noncurrent          Current        Noncurrent
                                                               -------        ----------          -------        ----------
Deferred tax assets:
   Regulatory liabilities............................       $        --      $     1,356       $        --       $    1,872
   Minimum tax credit................................                --           20,541                --           16,379
   Insurance and accruals............................             2,410               --             2,487               --
   Unbilled revenue..................................             1,699               --             1,658               --
   Other, net........................................             5,559            1,570             5,812            1,952
---------------------------------------------------------------------------------------------------------------------------
      Subtotal.......................................             9,668           23,467             9,957           20,203
      Valuation allowance............................                --               --                --               --
---------------------------------------------------------------------------------------------------------------------------
        Total deferred tax assets....................             9,668           23,467             9,957           20,203
---------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Depreciation and basis differences................                --           20,893                --           20,187
   Gas supply adjustment.............................             1,308               --               500               --
   Other, net........................................               922            1,430             1,462              988
---------------------------------------------------------------------------------------------------------------------------
        Total deferred tax liabilities...............             2,230           22,323             1,962           21,175
---------------------------------------------------------------------------------------------------------------------------
Net deferred tax assets (liabilities)................       $     7,438      $     1,144       $     7,995       $     (972)
---------------------------------------------------------------------------------------------------------------------------


No valuation allowance with respect to deferred taxes is deemed necessary as the Company anticipates generating adequate future taxable income to realize the benefits of all deferred tax assets on the consolidated balance sheet. As of September 30, 1997, the amount of minimum tax credit which can be carried forward indefinitely to reduce future regular tax liability is $20.5 million.

Total income tax expense differs from the amount which would be provided by applying the statutory federal income tax rate to earnings before taxes as illustrated below:

-----------------------------------------------------------------------------------------------------------------------------
For the years ended September 30, (in thousands)                                  1997             1996              1995
-----------------------------------------------------------------------------------------------------------------------------
Income tax expense at statutory federal income tax rate                      $    11,233       $     9,306       $     8,046
   Increase (decrease) resulting from:
   Nonconventional fuels credits.....................                             (8,058)           (4,221)           (4,122)
   Deferred investment tax credits ..................                               (487)             (487)             (487)
   State income taxes, net of federal income tax benefit                             813               681               625
   Other, net........................................                               (404)             (231)             (381)
------------------------------------------------------------------------------------------------------------ ---------------
      Total income tax expense.......................                        $     3,097       $     5,048       $     3,681
----------------------------------------------------------------------------------------------------------------------------


5. EMPLOYEE BENEFIT PLANS

The Company has two defined benefit non-contributory pension plans which cover a majority of the employees. Benefits are based on years of service and final earnings. The Company's policy is to use the "projected unit credit" actuarial method for funding and financial reporting purposes. The expense for the plan covering the majority of employees (Plan A) for the years ended September 30, 1997, 1996 and 1995 was $1,228,000, $412,000, and $1,158,000, respectively. The expense for the second plan covering employees under certain labor union agreements (Plan B) for 1997, 1996 and 1995 was $437,000, $197,000, and
$339,000, respectively.

The funded status of the plans is as follows:

-----------------------------------------------------------------------------------------------------------------------------
As of June 30, (in thousands)                                            Plan A                            Plan B
-----------------------------------------------------------------------------------------------------------------------------
                                                                1997             1996              1997              1996
                                                                ----             ----              ----              ----
Vested benefits......................................       $   (57,617)     $   (56,828)      $   (14,610)      $  (14,210)
Nonvested benefits...................................            (4,739)          (4,323)           (2,256)          (2,336)
---------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation.......................           (62,356)         (61,151)          (16,866)         (16,546)
Effects of salary progression........................           (11,402)         (12,607)               --               --
---------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation.........................           (73,758)         (73,758)          (16,866)         (16,546)
Fair value of plan assets, primarily equity and
   fixed income securities...........................            84,859           80,750            20,820           18,358
Unrecognized net (gain) loss.........................            (6,477)            (337)           (2,747)            (433)
Unrecognized prior service cost......................                29               35               998            1,205
Unrecognized net transition obligation (asset).......            (3,494)          (4,303)              282              340
---------------------------------------------------------------------------------------------------------------------------
Accrued pension asset................................       $     1,159      $     2,387       $     2,487       $    2,924
---------------------------------------------------------------------------------------------------------------------------


At September 30, 1997 and 1996, for both plans the discount rate used to measure the projected benefit obligation was 7.75 percent, and the expected long-term rate of return on plan assets was 8.25 percent. The annual rate of salary increase for the salaried plan was 5.75 percent in both years.

The components of net pension expense for 1997, 1996 and 1995 were:

-----------------------------------------------------------------------------------------------------------------------------
For the years ended September 30, (in thousands)               Plan A                                  Plan B
-----------------------------------------------------------------------------------------------------------------------------
                                                   1997          1996         1995         1997         1996         1995
                                                   ----          ----         ----         ----         ----         ----
Service cost                                     $   2,227    $   2,147    $   2,052    $     243    $     255     $    224
Interest cost on projected benefit obligation        5,524        4,617        4,728        1,238        1,166        1,095
Actual (return) on plan assets                     (12,629)     (15,280)      (8,787)      (3,803)      (2,971)      (2,172)
Net amortization and deferral                        6,106        8,928        2,106        2,759        1,747        1,192
Loss due to special termination benefits                --           --        1,489           --           --           --
Settlement gain                                         --           --         (430)          --           --           --
---------------------------------------------------------------------------------------------------------------------------
Net pension expense                              $   1,228    $     412    $   1,158    $     437    $     197     $    339
---------------------------------------------------------------------------------------------------------------------------



In 1995 the Company recognized a loss for special termination benefits of $1,489,000 and a settlement gain of $430,000 pursuant to a voluntary early retirement option offered to all salaried, non-officer employees of at least 58 years of age with a minimum of 5 years service. Of the 55 eligible employees, 41 accepted.

The Company has deferred compensation plan agreements with certain key executives providing for payments on retirement, termination, death or disability. Expense under these agreements for 1997, 1996 and 1995 was $399,000, $1,002,000, and $808,000, respectively. At June 30, 1997 and 1996, the accumulated post-retirement benefit obligation related to these agreements was $5,961,000 and $6,206,000, respectively, and the projected benefit obligation was $9,839,000 and $9,442,000, respectively. A prepaid post-retirement benefit asset of $499,000 was recorded at June 30, 1997, and an accrued post-retirement benefit liability of $464,000 was recorded at June 30, 1996.

In addition to providing pension benefits, the Company provides certain post-retirement health care and life insurance benefits. Substantially all of the Company's employees may become eligible for such benefits if they reach normal retirement age while working for the Company. While the Company has not adopted a formal funding policy, all of its accrued post-retirement liability was funded at year-end. The expense for salaried employees for the years ended September 30, 1997, 1996, and 1995 was $2,221,000, $1,984,000, and $2,271,000,
respectively. The expense for union employees was $4,204,000, $4,076,000, and $3,613,000 during 1997, 1996 and 1995, respectively. The "projected unit credit" actuarial method was used to determine the normal cost and actuarial liability.

A reconciliation of the estimated status of the obligation is as follows:

-----------------------------------------------------------------------------------------------------------------------------
As of June 30, (in thousands)                                        Salaried Employees   Union Employees
-----------------------------------------------------------------------------------------------------------------------------
                                                                1997             1996              1997              1996
                                                                ----             ----              ----              ----
Retirees.............................................       $    (9,590)     $   (10,344)      $   (14,529)      $   (14,982)
Active, fully eligible...............................            (2,121)          (1,574)           (4,340)           (4,011)
Other active.........................................            (8,309)          (7,989)          (14,151)          (14,415)
------------------------------------------------------------------------------------------ ---------------------------------
Accumulated post-retirement benefit obligation.......           (20,020)         (19,907)          (33,020)          (33,408)
Fair value of plan assets, primarily equity and
   fixed income securities...........................            23,719           17,519            13,363             8,399
Unamortized amounts..................................            (4,686)           1,210            17,405            23,394
----------------------------------------------------------------------------------------------------------------------------
Accrued post-retirement benefit liability............       $      (987)     $    (1,178)     $     (2,252)      $    (1,615)
----------------------------------------------------------------------------------------------------------------------------

Net periodic post-retirement benefit expense for the years ended September 30, 1997, 1996, and 1995 included the following:

-----------------------------------------------------------------------------------------------------------------------------
For the years ended September 30, (in thousands)          Salaried Employees                       Union Employees
-----------------------------------------------------------------------------------------------------------------------------
                                                   1997          1996         1995         1997         1996         1995
                                                   ----          ----         ----         ----         ----         ----
Service cost                                     $     979    $     516    $     512    $   1,198    $     876     $    807
Interest cost on accumulated post-retirement
   benefit obligation                                2,204        1,679        1,696        2,542        2,195        1,793
Amortization of transition obligation                  723          723          723        1,285        1,285        1,285
Amortization of actuarial gains and losses            (568)        (277)          --           --           --           --
Deferred asset (gain) loss                           3,682          658          539        2,006          177          424
Actual (return) on plan assets                      (4,799)      (1,315)      (1,199)      (2,827)        (457)        (696)
---------------------------------------------------------------------------------------------------------------------------
Net periodic post-retirement benefit expense     $   2,221    $   1,984    $   2,271    $   4,204    $   4,076     $  3,613
---------------------------------------------------------------------------------------------------------------------------



The weighted average discount rate used in determining the accumulated post-retirement benefit obligation was 7.75 percent in 1997 and 1996. The expected long-term rate of return on assets is 8.25 percent for both years, and the tax rate on investment income is assumed to be 40 percent. The weighted average health care cost trend rate used in determining the accumulated post-retirement benefit obligation was 8.25 percent and 8 percent in 1997 and 1996, respectively. That assumption has a significant effect on the amounts reported. For example, with respect to salaried employees, increasing the weighted average health care cost trend rate by 1 percent would increase the accumulated post-retirement benefit obligation by 2.4 percent and the net periodic post-retirement benefit cost by 2.2 percent. For union employees, increasing the weighted average health care cost trend rate by 1 percent would increase the accumulated post-retirement benefit obligation by 7.5 percent and the net periodic post-retirement benefit cost by 7.2 percent. For pay-related life insurance benefits, the salary scale averages 5.75 percent and 5 percent in 1997 and 1996, respectively.

For both defined benefit plans and other post-retirement plans, certain financial assumptions are used in determining the Company's projected benefit obligation. These assumptions are examined periodically by the Company and any required changes are reflected in the subsequent determination of projected benefit obligations.

The Company has a long-term disability plan covering most salaried employees. Expense for the years ended September 30, 1997, 1996, and 1995 was $163,000, $370,000, and $155,000, respectively.

6. COMMON STOCK PLANS
A majority of Company employees are eligible to participate in the Energen Employee Savings Plan (ESP) by investing a portion of their compensation in the Plan, with the Company matching a part of the employee investment by contributing Company common stock (new issue or treasury shares) or funds for the purchase of Company common stock. The ESP also contains employee stock ownership plan provisions. At September 30, 1997, 198,227 common shares were reserved for issuance under the ESP. Expense associated with Company contributions to the ESP was $3,083,000, $2,902,000, and $2,944,000 for 1997,
1996 and 1995, respectively.

In 1992 the Company adopted the Energen Corporation 1992 Long-Range Performance Plan which provides for the award of up to 500,000 performance units, with each unit equal to the market value of one share of common stock, to eligible employees based on predetermined performance criteria at the end of a four-year award period. Under the Plan, a portion of the performance units is payable with Company common stock; accordingly, 350,000 shares have been reserved for issuance. Under the Plan, 60,330, 62,630, and 56,430 performance units were awarded in 1997, 1996 and 1995, respectively, leaving 188,395 performance units available for award at September 30, 1997. The Company recorded expense of $2,632,200, $1,223,000, and $1,628,000 for 1997,1996, and 1995, respectively, under the Plan.

In 1996, the Company amended its Dividend Reinvestment and Common Stock Purchase Plan to include a direct stock purchase feature which allows purchases by non-shareholders. Accordingly, 750,000 shares were added to the Plan. As of September 30, 1997, 710,106 common shares were reserved under this Plan.

The Energen Corporation 1988 Stock Option Plan provides for the grant of incentive stock options, non-qualified stock options, or a combination thereof to officers and key employees. Options granted under the Plan provide for purchase of the Company's common stock at not less than the fair market value on the date the option is granted. Under the Plan, 270,000 shares of the Company's common stock have been reserved for issuance. Options were granted in 1996 and 1995 with dividend equivalents. All outstanding options are non-qualified and expire 10 years from the date of grant. Transactions under the Plan are summarized as follows:

---------------------------------------------------------------------------------------------------------
As of September 30,                                                       1997        1996        1995
---------------------------------------------------------------------------------------------------------
Outstanding at beginning of year ($16.75 - $22.125)                     162,056     152,056     141,556
Granted (at $20.125 - $30)...........................                    53,000      10,000      10,500
Exercised (at $18.375)...............................                    (3,500)         --          --
-------------------------------------------------------------------------------------------------------
Outstanding at year-end..............................                   211,556     162,056     152,056
-------------------------------------------------------------------------------------------------------
Exercisable at year-end..............................                   211,556     162,056     152,056
-------------------------------------------------------------------------------------------------------
Remaining reserved for issuance at year-end..........                    40,348      93,348     103,348
-------------------------------------------------------------------------------------------------------


The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Accordingly, no compensation expense has been recognized for its nonqualified stock options. Had compensation cost for those options been determined in accordance with SFAS No. 123, the Company's net income and earnings per share would have been $28.9 million, or $2.30 per share, in 1997 and $21.5 million, or $1.95 per share, in 1996.

In 1992 the Company adopted the Energen Corporation 1992 Directors Stock Plan to enable the Company to pay part of the compensation of its non-employee directors in shares of the Company's common stock. Under the Plan, 3,062, 4,322, and 3,829 shares were issued in 1997, 1996 and 1995, respectively, leaving 82,210 shares reserved for issuance at September 30, 1997.

The Company has adopted a Shareholder Rights Plan intended to protect shareholders from coercive or unfair takeover tactics. Under certain circumstances, shareholders have the right to acquire the Company's Series A Junior Participating Preferred Stock (or, in certain cases, securities of an acquiring person) at a significant discount. Terms and conditions are set forth in a Rights Agreement (dated July 27, 1988, and amended February 28, 1990) between the Company and its Rights Agent. Under the plan, two-thirds of a right is associated with each outstanding share of Common Stock. Rights outstanding under the Shareholder Rights Plan at September 30, 1997 and 1996, were convertible into 95,987 and 74,418 shares, respectively, of Series A Junior Participating Preferred Stock (1/100 share of preferred stock for each full right) subject to adjustment upon occurrence of certain take-over related events. No rights were exercised or exercisable at either period. The price at which the rights would be exercised is $80 per right, subject to adjustment upon occurrence of certain take-over related events. In general, absent certain takeover- related events as described in the Plan, the rights may be redeemed prior to the July 27, 1998, expiration for $0.02 per right.

7. COMMITMENTS AND CONTINGENCIES
CONTRACTS AND AGREEMENTS: The Company has various firm gas supply and firm gas transportation contracts which expire at various dates through the year 2008. These contracts typically contain minimum demand charge obligations on the part of the Company.

During 1996, Taurus entered into a sales contract providing for variable and fixed prices with a fixed price of $2.02 per Mcf for certain of its 1998 production. Taurus's net production of approximately 4 Bcf is subject to the fixed price. Taurus has an agreement with Sonat Exploration Company under which it has the option to acquire an interest in any properties purchased by that company under its reserve acquisition program. No significant Sonat joint venture acquisitions were made in fiscal 1997. The agreement will expire at the end of calendar year 1998.

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

LEGAL MATTERS: Energen and its affiliates are, from time to time, parties to various pending or threatened legal proceedings. Certain of these lawsuits include claims for punitive damages in addition to other specified relief. Based upon information presently available, and in light of available legal and other defenses, contingent liabilities arising from threatened and pending litigation are not considered material in relation to the respective financial positions of Energen and its affiliates. It should be noted, however, that Energen and its affiliates conduct business in Alabama and other jurisdictions in which the magnitude and frequency of punitive damage awards bearing little or no relation to culpability or actual damages continue to rise making it increasingly difficult to predict litigation results. Various legal proceedings arising in the normal course of business are currently in progress and the Company has accrued a provision for estimated costs.

LEASE OBLIGATIONS: Total payments related to leases included as operating expense were $3,987,000, $3,050,000, and $3,035,000 in 1997, 1996 and 1995,
respectively. Minimum future rental payments (in thousands) required after 1997 under leases with initial or remaining noncancelable lease terms in excess of one year are as follows:

-----------------------------------------------------------------------------------------------------------------------------
           1998                1999              2000               2001                 2002             2003 and thereafter
-----------------------------------------------------------------------------------------------------------------------------
        $   3,531           $   1,567         $   1,117           $    672            $      94             $     25
-----------------------------------------------------------------------------------------------------------------------------


8. SUPPLEMENTAL CASH FLOW INFORMATION
Supplemental information concerning cash flow activities is as follows:

--------------------------------------------------------------------------------------------------------------
For the years ended September 30, (in thousands)                   1997             1996              1995
--------------------------------------------------------------------------------------------------------------
Interest paid........................................         $    18,385       $    13,261       $   13,994
Income taxes paid....................................         $     6,308       $     5,486       $    6,234
Noncash investing activities
   Capitalized depreciation..........................         $       168       $       166       $      166
   Allowance for funds used during construction......         $       490       $       972       $    1,054
Noncash financing activities (debt issuance costs)            $       585       $       414       $      340
--------------------------------------------------------------------------------------------------------------



9. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
FINANCIAL INSTRUMENTS: The fair value of cash and cash equivalents, trade receivables (net of allowance), and short-term debt approximates fair value due to the short maturity of the instruments. The fair value of fixed-rate long-term debt, including the current portion, with a carrying value of $281,457,000, would be $287,121,000 at September 30, 1997. The fair value was based on the market value of debt with similar maturities and with interest rates currently trading in the marketplace.

The Company has entered into an agreement with a financial institution whereby it can sell on an ongoing basis, with recourse, certain installment receivables related to its merchandising program up to a maximum of $20 million. During 1997, 1996 and 1995 , the Company sold $7,926,000, $8,831,000 and $8,454,000 , respectively, of installment receivables. At September 30, 1997 and 1996, the balance of these installment receivables was $17,160,000 and $16,964,000, respectively. Receivables sold under this agreement are considered financial instruments with off-balance sheet risk. The Company's exposure to credit loss in the event of non-performance by customers is represented by the balance of installment receivables.

PRICE RISK: Taurus periodically enters into derivative commodity instruments to hedge its exposure to price fluctuations on oil and gas production. Such instruments include regulated natural gas and crude oil futures contracts traded on the New York Mercantile Exchange and over-the-counter swaps and basis hedges with major energy derivative product specialists. These transactions are accounted for under the hedge method of accounting. Under this method, any unrealized gains and losses are recorded as a current receivable/payable and a deferred gain/loss. Realized gains and losses are deferred until the revenues from the related hedged volumes are recognized in the income statement. These realized deferred gains and losses are reflected in current liabilities or current assets, respectively. Cash flows from derivative instruments are recognized as incurred through changes in working capital. At September 30, 1997, the Company had deferred losses on the balance sheet of $12.9 million.

At September 30, 1997, Taurus has entered into contracts and swaps for 36.3 Bcf of its 1998 flowing gas production at an average contract price of $2.26 per Mcf and 453 MBbl of its oil production at an average contract price of $20.29 per barrel. The program has been extended into fiscal year 1999 with contracts and swaps in place for 5.7 Bcf of flowing gas production primarily in the spring and summer months at an average contract price of $2.16 per Mcf. Realized prices are anticipated to be lower than hedged prices due to basis difference and other factors.

All hedge transactions are subject to the Company's risk management policy, approved by the Board of Directors, which does not permit speculative positions. To apply the hedge method of accounting, management must demonstrate that a high correlation exists between the value of the derivative commodity instrument and the value of the item hedged. Management uses the historic relationships between the derivative instruments and the sales prices of the hedged volumes to ensure that a high level of correlation exists.

CONCENTRATION OF CREDIT RISK: Natural gas distribution operating revenues and related accounts receivable are generated from state-regulated utility natural gas sales and transportation to more than 465,000 residential, commercial and industrial customers located in central and north Alabama. A change in economic conditions may affect the ability of customers to meet their obligations; however, the Company believes that its provision for possible losses on uncollectible accounts receivable is adequate for its credit loss exposure.

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

10. ACCOUNTING FOR LONG-LIVED ASSETS
During fiscal year 1997, the Company adopted SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. The Statement requires that an impairment loss be recognized when the carrying amount of an asset exceeds the sum of the undiscounted estimated future cash flow of the asset. The Statement also provides that all long-lived assets to be disposed of be reported at the lower of the carrying amount or fair value. Accordingly, during the fourth quarter of 1997, the Company recorded a pre-tax write down of $2.1 million on certain oil and gas properties that are being held for sale. The properties have 9.7 Bcf of proved undeveloped reserves. The expense was recorded as additional depreciation, depletion and amortization.

11. RECENT PRONOUNCEMENTS OF THE FASB
In fiscal 1997, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which establishes a fair value-based method of accounting for employee stock options. The Statement allows companies to continue to follow the accounting treatment prescribed by APB Opinion 25 with proper disclosure. The Company has adopted the disclosure-only provisions of SFAS 123 (see Note
6).

In 1997, the Company adopted SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, which provides accounting and reporting standards for such transactions. The adoption did not have a material impact on the consolidated financial statements.

In February 1997, the FASB issued SFAS No. 128, Earnings Per Share, which specifies computation, presentation, and disclosure requirements for EPS, and SFAS No. 129, Disclosures of Information about Capital Structure, which establishes standards for disclosing information about an entity's capital structure. The Company is required to adopt these Statements in its 1998 fiscal year. In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which requires the reporting and display of comprehensive income and its components in an entity's financial statements, and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which specifies revised guidelines for determining an entity's operating segments and the type and level of financial information to be required. The Company is required to adopt these Statements in fiscal year 1999. The impact of these pronouncements on the Company is currently being evaluated.

12. SUMMARIZED QUARTERLY FINANCIAL DATA (Unaudited)
The following data summarize quarterly operating results. The Company's business is seasonal in character and strongly influenced by weather conditions.

-----------------------------------------------------------------------------------------------------------------------------
                                                                                  1997 Fiscal Quarters
(In thousands, except per share amounts)                         First           Second             Third           Fourth
-----------------------------------------------------------------------------------------------------------------------------
Operating revenues...................................       $    97,002      $   182,942       $    90,879       $   77,407
Operating income (loss)..............................       $     7,955      $    41,598       $     8,244       $   (5,811)
Net income (loss)....................................       $     3,177      $    30,531       $     3,007       $   (7,718)
Earnings (loss) per average common share.............       $      0.28      $      2.41       $      0.23       $    (0.58)
---------------------------------------------------------------------------------------------------------------------------
                                                                                  1996 Fiscal Quarters
                                                                First            Second            Third            Fourth
-----------------------------------------------------------------------------------------------------------------------------
Operating revenues...................................       $    78,823      $   170,987       $    87,130       $   62,502
Operating income (loss)..............................       $     4,773      $    33,643       $     4,011       $   (3,630)
Net income (loss)....................................       $     2,278      $    23,430       $     1,071       $   (5,238)
Earnings (loss) per average common share.............       $      0.21      $      2.13       $      0.10       $    (0.47)
---------------------------------------------------------------------------------------------------------------------------



13. OIL AND GAS PRODUCING ACTIVITIES (Unaudited)
The following schedules detail historical financial data of the Company's oil and gas producing activities. Certain terms appearing in the schedules are prescribed by the Securities and Exchange Commission (SEC) and are briefly described as follows:

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

PRODUCTIVE WELL is an exploratory or a development well that is not a dry well.

CAPITALIZED COSTS

-------------------------------------------------------------------------------------------------------------
As of September 30, (in thousands)                               1997             1996              1995
-------------------------------------------------------------------------------------------------------------
Proved...............................................       $   432,095       $   222,428       $  115,720
Unproved.............................................            22,115             2,041            1,619
-------------------------------------------------------------------------------------------------------------
   Total capitalized costs...........................           454,210           224,469          117,339
Accumulated depreciation, depletion and amortization             87,554            60,152           51,170
-------------------------------------------------------------------------------------------------------------
Capitalized costs, net...............................       $   366,656       $   164,317       $   66,169
-------------------------------------------------------------------------------------------------------------

COSTS INCURRED The following table sets forth costs incurred in property acquisition and exploration and development activities and includes both capitalized costs and costs charged to expense during the year:

-----------------------------------------------------------------------------------------------
As of September 30, (in thousands)                            1997         1996         1995
-----------------------------------------------------------------------------------------------
Property acquisition:
   Proved............................................    $   171,701  $   108,315  $   16,950
   Unproved..........................................         22,028        1,693         989
Exploration..........................................         14,847       11,124       4,666
Development..........................................         36,375       10,040       6,044
-----------------------------------------------------------------------------------------------
Total costs incurred.................................    $   244,951  $   131,172  $   28,649
-----------------------------------------------------------------------------------------------



RESULTS OF OPERATIONS The following table sets forth results of the Company's oil and gas producing activities:

------------------------------------------------------------------------------------------------
Years ended September 30, (in thousands)                     1997          1996        1995
------------------------------------------------------------------------------------------------
Gross revenues.......................................   $    84,366   $    38,421  $   22,656
Production (lifting) costs...........................        25,486        10,573       5,995
Exploration expense..................................         6,636         5,439       2,933
Depreciation, depletion and amortization*............        35,393        18,583       8,847
Income tax benefit...................................        (2,299)       (3,004)     (2,410)
------------------------------------------------------------------------------------------------
Results of operations from producing activities......   $    19,150   $     6,830  $    7,291
------------------------------------------------------------------------------------------------

*  Includes a write down in 1997 of $2.1 million under SFAS 121 (see Note 10)


AVERAGE SALES PRICE, PRODUCTION COST AND DEPRECIATION RATE

----------------------------------------------------------------------------------------------
Years ended September 30,                                 1997          1996          1995
----------------------------------------------------------------------------------------------
Average sales price:
   Gas (per Mcf).....................................    $  2.05      $  1.97       $  1.72
   Oil (per barrel)..................................    $ 18.08      $ 16.25       $ 15.07
   Natural gas liquids (per barrel)..................    $ 11.45      $    --       $    --
Average production (lifting) cost (per Mcf equivalent)   $  0.69      $  0.66       $  0.59
Average depreciation rate (per Mcf equivalent).......    $  0.90      $  1.15       $  0.88
--------------------------------------------------------------------------------------------



DRILLING ACTIVITY The following table sets forth the total number of net productive and dry exploratory and development wells drilled:

-----------------------------------------------------------------------------------------
Years ended September 30,                                    1997      1996      1995
-----------------------------------------------------------------------------------------
Exploratory:
   Productive........................................            1.6     1.1        0.9
   Dry...............................................            1.2     1.5        1.0
-----------------------------------------------------------------------------------------
   Total.............................................            2.8     2.6        1.9
-----------------------------------------------------------------------------------------
Development:
   Productive........................................           17.7     2.4        1.0
   Dry...............................................            0.7      --        0.1
-----------------------------------------------------------------------------------------
   Total.............................................           18.4     2.4        1.1
-----------------------------------------------------------------------------------------


As of September 30, 1997, the Company was participating in the drilling of 7 gross wells, with the Company's interest equivalent to 1.3 wells.

PRODUCTIVE WELLS AND ACREAGE The following table sets forth the total gross and net productive gas and oil wells as of September 30, 1997, and developed and undeveloped acreage as of the latest practicable date prior to year-end:

-------------------------------------------------------------------------------------
                                                            Gross             Net
-------------------------------------------------------------------------------------
Gas Wells............................................       3,376            1,575
Oil Wells............................................       1,589              199
-------------------------------------------------------------------------------------
Developed Acreage....................................     946,850          559,566
Undeveloped Acreage..................................     354,110           34,013
-------------------------------------------------------------------------------------


All wells and acreage are located in the United States, onshore and offshore, with the majority of the net undeveloped acreage located in the Gulf Coast region.

OIL AND GAS PRODUCING ACTIVITIES The calculation of proved reserves are made pursuant to rules prescribed by the SEC. Such rules, in part, require that only proved categories of reserves be disclosed and that reserves and associated values be calculated using current prices and costs. Changes to current prices and costs might have a significant effect on the disclosed amount of reserves and their associated values. In addition, the estimation of reserves inherently requires the use of geologic and engineering estimates which are subject to revision as reservoirs are produced and developed and as additional information is learned. Accordingly, the amount of actual future production may vary significantly from the amount of reserves disclosed. See Note 9 for pricing information regarding the hedging activities of the Company. Prior to 1997, natural gas liquid quantities were insignificant and were included in oil quantities. The proved reserves are located in the United States, both onshore and offshore, and are as follows:

-----------------------------------------------------------------------------------------------------------------------------
Years ended September 30,                                1997                           1996                   1995
-----------------------------------------------------------------------------------------------------------------------------
                                              Gas         Oil          NGL         Gas         Oil         Gas        Oil
                                             MMcf        MBbl         MBbl        MMcf        MBbl        MMcf       MBbl
                                             ----        ----         ----        ----        ----        ----       ----
Proved reserves at beginning of year        212,977      6,315           --      71,267       3,986      60,057      1,485
Revisions of previous estimates              (2,910)      (110)          --         502         369      (1,462)       142
Purchase of minerals in place               352,373      3,650       12,880     155,647       3,805      11,919      2,472
Discoveries and other additions              11,946         83           --       5,113          49       9,350        137
Production                                  (29,318)      (775)        (502)    (12,308)       (635)     (8,597)      (250)
Sales of minerals in place                     (785)       (35)          --      (7,244)     (1,259)         --         --
--------------------------------------------------------------------------------------------------------------------------
Proved reserves at end of year              544,283      9,128       12,378     212,977       6,315      71,267      3,986
--------------------------------------------------------------------------------------------------------------------------
Proved developed reserves at end of year    511,864      8,140       12,378     175,124       5,012      50,657      3,380
--------------------------------------------------------------------------------------------------------------------------


During the year, Taurus invested $172 million in property acquisitions and added 452 Bcfe of proved reserves. Additional development expenditures are required. Also, Taurus sold approximately 1 Bcfe and recorded a pre-tax gain of $1 million.

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

-----------------------------------------------------------------------------------------------------------------------------
Years ended September 30, (in thousands)                                         1997              1996              1995
-----------------------------------------------------------------------------------------------------------------------------
Future gross revenues................................                        $ 1,553,333       $   502,607       $  156,367
Future production costs..............................                            571,732           216,755           63,311
Future development costs.............................                             74,396            40,665           19,029
---------------------------------------------------------------------------------------------------------------------------
Future net cash flows before income taxes............                            907,205           245,187           74,027
Future income tax expense (benefit) including tax credits                        162,172             3,707          (10,533)
---------------------------------------------------------------------------------------------------------------------------
Future net cash flows after income taxes.............                            745,033           241,480           84,560
Discount at 10% per annum............................                            305,679            70,641           21,001
---------------------------------------------------------------------------------------------------------------------------
Standardized measure of discounted future net cash flows
relating to proved oil and gas reserves..............                        $   439,354       $   170,839       $   63,559
---------------------------------------------------------------------------------------------------------------------------


The following are the principal sources of changes in the standardized measure of discounted future net cash flows:

-----------------------------------------------------------------------------------------------------------------------------
Years ended September 30, (in thousands)                                          1997              1996             1995
-----------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year.........................                        $   170,839       $    63,559       $   51,654
-----------------------------------------------------------------------------------------------------------------------------
Revisions to reserves proved in prior years:
   Net changes in prices, production costs and future
   development costs.................................                             44,913            15,051            (1,984)
   Net changes due to revisions in quantity estimates                             (7,378)              552            (2,474)
   Development costs incurred, previously estimated                               16,743             6,713             3,207
   Accretion of discount.............................                             17,084             6,356             5,166
   Other.............................................                             (1,599)            1,215               (37)
----------------------------------------------------------------------------------------------------------------------------
Total Revisions......................................                             69,763            29,887             3,878
New field discoveries and extensions, net of future
   production and development costs..................                              8,947             4,705             6,021
Sales of oil and gas produced, net of production costs                           (53,848)          (24,002)          (12,518)
Purchases of minerals in place.......................                            259,918            94,728            13,894
Sales of minerals in place...........................                               (625)          (10,597)               --
Net change in income taxes...........................                            (15,640)           12,559               630
----------------------------------------------------------------------------------------------------------------------------
Net change in standardized measure of discounted future
   net cash flows....................................                            268,515           107,280            11,905
----------------------------------------------------------------------------------------------------------------------------
Balance at end of year...............................                        $   439,354       $   170,839       $    63,559
----------------------------------------------------------------------------------------------------------------------------

COALBED METHANE ACTIVITIES Taurus is actively engaged in the production of pipeline-quality natural gas from coal (coalbed methane). The results of coalbed methane activities have been included in the oil and gas disclosures shown previously. Because of the significance of coalbed methane to Taurus, certain data are separately disclosed below.

-----------------------------------------------------------------------------------------------------------------------------
Years ended September 30,                                                                   1997          1996       1995
-----------------------------------------------------------------------------------------------------------------------------
Proved reserves at beginning of year (MMcf)..........                                      130,387       25,004    26,712
Revisions of previous estimates......................                                        1,959        4,231     1,842
Purchases of minerals in place.......................                                      107,228      105,762        --
Discoveries and other additions......................                                           --           --       159
Production...........................................                                       (9,251)      (4,610)   (3,709)
--------------------------------------------------------------------------------------------------------------------------
Proved reserves at end of year.......................                                      230,323      130,387    25,004
--------------------------------------------------------------------------------------------------------------------------
Estimated proved reserves qualifying for tax credits (MMcf)                                 55,776       30,142    15,837
--------------------------------------------------------------------------------------------------------------------------
Net capitalized costs (in thousands).................                                    $ 145,686     $ 77,708  $ 19,370
--------------------------------------------------------------------------------------------------------------------------
Gross wells in which Taurus has working and/or revenue interest                                863          825       634
--------------------------------------------------------------------------------------------------------------------------
Net productive wells.................................                                        548.4        279.1     154.4
--------------------------------------------------------------------------------------------------------------------------


Production of coalbed methane from wells drilled prior to January 1, 1993, qualifies through December 31, 2002, for federal income tax credits under
Section 29 of the Internal Revenue Code of 1986, as amended. The tax credit currently approximates $1.05 per Mcf of qualifying production. Accordingly, a significant portion of the value of proved coalbed methane reserves is associated with this tax credit.

14. SUPPLEMENTAL FULL COST ACCOUNTING INFORMATION (UNAUDITED)
There are two methods of financial accounting for oil and gas exploration and production activities-successful efforts and full cost. As described in Note 1, the Company uses the successful efforts method which is preferred by the Financial Accounting Standards Board and is the more conservative method for companies engaging in exploration activities. However, the full cost method continues to be used by many companies with exploration activities including a number of the Company's peers. In response to requests from the investment community, the Company is providing the following supplemental proforma full cost information to facilitate making comparisons between the Company and its full cost peers. The supplemental information is not audited and includes certain assumptions, described in the following paragraphs, which should be read in conjunction with the information contained in the table below.

Under the full cost method of accounting, all costs directly incurred in the acquisition, exploration, and development of oil and gas properties are capitalized. Such capitalized costs are amortized on a unit-of-production method based on total proved reserves. The unamortized costs (net of related deferred income taxes) are subject to a ceiling test in which the excess, if any, of the amount of the cost center over the value of the ceiling is charged against income. The cost center ceiling s defined as 1) the present value (10% discount rate) of estimated future net revenues from proved reserves with such net revenues based on current prices and current costs, plus 2) the cost of properties not currently being amortized, minus 3) the income tax effects related to the difference between items 1 and 2 and the tax basis of the related assets. Because of the ceiling test, full cost entities are not subject to the impairment test provisions of SFAS 121 (see Note 10). The SEC has an informal interpretation that the full cost ceiling test is to be applied quarterly. Information required to perform such tests as of the end of the interim periods was unavailable. In the proforma full cost disclosure below, therefore, the full cost ceiling test was applied on an annual basis.

The Company's oil and gas properties include large amounts of coalbed methane reserves, a significant portion of the value of which are derived from nonconventional fuels tax credits (see Note 13). Under SFAS 109, Accounting for Income Taxes, the full amount of historical tax credits and other tax benefits has been recognized in the financial statements as it is "more likely than not" that such benefits will reduce future income taxes. Even though the Company expects that future tax benefits will continue as assets under the "more likely than not" criteria of SFAS 109, the full cost ceiling test, which was developed prior to the issuance of SFAS 109, limits the utilization of future tax benefits. Therefore, the full cost method would have required write downs pursuant to the ceiling test rules in some years that otherwise would have been avoided if the ceiling test rules were consistent with the financial statement treatment of such tax benefits. Accordingly, the Company is responding to the requests of certain users of the financial statements by also disclosing supplemental information referred to as Modified Full Cost to reflect the proforma inclusion of the value of tax benefits in the full cost ceiling test. This presentation will provide comparable results to full cost peers while also giving value to tax attributes of coalbed methane consistent with the treatment such attributes receive in the basic financial statements prepared under generally accepted accounting principles. In the following proforma Modified Full Cost disclosure, the ceiling test was applied on an annual basis, as described above, and tax credits were discounted using a 10% discount rate on an as-produced basis.

---------------------------------------------------------------------------------------------------------------------------------
(in thousands, except share data)           1997                           1996                             1995
---------------------------------------------------------------------------------------------------------------------------------
                                           Full     Modified                  Full      Modified               Full     Modified
                             Successful    Cost     Full Cost Successful      Cost      Full Cost Successful   Cost     Full Cost
                               Efforts  (proforma) (proforma)   Efforts    (proforma)  (proforma)   Efforts (proforma) (proforma)
---------------------------------------------------------------------------------------------------------------------------------
Income Statement:
   Net income                  $  28,997  $  42,531  $  41,217  $  21,541  $  17,909  $  25,971  $  19,308  $  14,554  $  14,460
   Earnings per share               2.31       3.39       3.28       1.95       1.62       2.36       1.77       1.33       1.33
   Depreciation, depletion and
   amortization                   57,628     42,142     44,164     41,118     34,230     35,787     29,556     27,724     30,211
   Impairment under SFAS 121       2,060         --         --         --         --         --         --         --         --
   Full cost write down               --         --         --         --     13,961         --         --     12,079      9,736
Balance Sheet:
   Oil and gas properties, net   366,656    352,532    388,710    164,317    129,169    167,370     66,169     36,644     62,441
   Shareholders equity           301,143    314,677    313,363    188,405    184,773    192,835    173,924    169,170    169,076
---------------------------------------------------------------------------------------------------------------------------------

15. INDUSTRY SEGMENT INFORMATION
The Company is principally engaged in the purchase, distribution and sale of natural gas in central and north Alabama (natural gas distribution) and the exploration, production, acquisition and development of oil and gas in the continental United States (oil and gas exploration and production). Certain reclassifications have been made to conform the prior year to the current year presentation.

-----------------------------------------------------------------------------------------------------------
As of September 30, (in thousands)                                1997              1996             1995
-----------------------------------------------------------------------------------------------------------
Operating revenues
   Natural gas distribution..........................        $   362,984       $   357,252       $  295,967
   Oil and gas exploration and production............             85,246            42,190           22,613
-----------------------------------------------------------------------------------------------------------
     Total...........................................        $   448,230       $   399,442       $  318,580
-----------------------------------------------------------------------------------------------------------
Operating income (loss)
   Natural gas distribution..........................        $    38,792       $    35,270       $   32,513
   Oil and gas exploration and production............             14,704             4,779              719
   Eliminations and corporate expenses...............             (1,510)           (1,252)          (1,199)
-----------------------------------------------------------------------------------------------------------
     Total...........................................        $    51,986       $    38,797       $   32,033
-----------------------------------------------------------------------------------------------------------
Depreciation, depletion and amortization expense
   Natural gas distribution..........................        $    23,486       $    21,269       $   19,370
   Oil and gas exploration and production............             36,202            19,849           10,186
-----------------------------------------------------------------------------------------------------------
     Total...........................................        $    59,688       $    41,118       $   29,556
-----------------------------------------------------------------------------------------------------------
Capital expenditures
   Natural gas distribution..........................        $    43,277       $    43,175       $   42,780
   Oil and gas exploration and production............            239,718           126,317           27,352
   Other.............................................                 15                60               28
-----------------------------------------------------------------------------------------------------------
     Total...........................................        $   283,010       $   169,552       $   70,160
-----------------------------------------------------------------------------------------------------------
Identifiable assets
   Natural gas distribution..........................        $   390,381       $   373,817       $  335,267
   Oil and gas exploration and production............            440,158           217,700          132,720
   Eliminations and other............................             89,258           (22,107)          (8,903)
-----------------------------------------------------------------------------------------------------------
   Total.............................................        $   919,797       $   569,410       $  459,084
-----------------------------------------------------------------------------------------------------------
Property, plant and equipment, net
   Natural gas distribution..........................        $   296,228       $   276,927       $  256,638
   Oil and gas exploration and production............            370,677           167,859           70,518
   Other.............................................                 98               130              108
-----------------------------------------------------------------------------------------------------------
   Total.............................................        $   667,003       $   444,916       $  327,264
-----------------------------------------------------------------------------------------------------------

MANAGEMENTS RESPONSIBILITY FOR FINANCIAL REPORTING
The accompanying consolidated financial statements and related notes of Energen Corporation were prepared by management, which has the primary responsibility for the integrity of the financial information therein. The statements were prepared in conformity with generally accepted accounting principles appropriate in the circumstances and include amounts which are based necessarily on managements best estimates and judgments. Financial information presented elsewhere in this report is consistent with the information in the financial statements.

Management maintains a comprehensive system of internal accounting controls and relies on the system to discharge its responsibility for the integrity of the financial statements. This system provides reasonable assurance that corporate assets are safeguarded and that transactions are recorded in such a manner as to permit the preparation of reliable financial information. Reasonable assurance recognizes that the cost of a system of internal accounting controls should not exceed the related benefits. This system of internal accounting controls is augmented by written policies and procedures, internal auditing, and the careful selection and training of qualified personnel. As of September 30, 1997, management was aware of no material weaknesses in Energen's system of internal accounting controls.

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

Geoffrey C. Ketcham
Executive Vice President,
Chief Financial Officer and
Treasurer

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders of Energen: We have audited the accompanying consolidated balance sheets of Energen Corporation and Subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of income, shareholders equity and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Energen Corporation and Subsidiaries as of September 30, 1997 and 1996, and the consolidated results of their operations and cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.

Coopers & Lybrand L.L.P.
Birmingham, Alabama
October 23, 1997

SELECTED FINANCIAL AND COMMON STOCK DATA

Energen Corporation
-----------------------------------------------------------------------------------------------------------------------------
Years ended September 30,
(dollars in thousands, except per share amounts)                1997             1996              1995              1994
-----------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT
Operating revenues...................................       $ 448,230      $  399,442       $ 318,580       $ 374,503
Income before cumulative effect of change
   in accounting principle...........................       $  28,997      $   21,541       $  19,308       $  23,751
Net income...........................................       $  28,997      $   21,541       $  19,308       $  23,751
Earnings per share before cumulative effect..........       $   2.31       $     1.95       $   1.77        $   2.19
Earnings per average common share....................       $   2.31       $     1.95       $   1.77        $   2.19
-----------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET Capitalization at year-end:
   Common shareholders equity........................       $ 301,143      $  188,405       $ 173,924       $ 167,026
   Preferred stock...................................              --             --              --              --
   Long-term debt....................................         279,602         195,545         131,600         118,302
-----------------------------------------------------------------------------------------------------------------------------
   Total capitalization..............................       $ 580,745      $  383,950       $ 305,524       $ 285,328
-----------------------------------------------------------------------------------------------------------------------------
Total assets.........................................       $ 919,797      $  569,410       $ 459,084       $ 411,314
-----------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net...................       $ 667,003      $  444,916       $ 327,264       $ 287,182
-----------------------------------------------------------------------------------------------------------------------------
COMMON STOCK DATA
Annual dividend rate at year-end.....................       $    1.24      $     1.20       $    1.16       $    1.12
Cash dividends paid per common share.................       $    1.21      $     1.17       $    1.13       $    1.09
Book value per common share..........................       $   20.92      $    16.88       $   15.94       $   15.30
Market-to-book ratio at year-end (%).................             170             142             136             147
Yield at year-end (%)................................             3.5             5.0             5.3             5.0
Return on average common equity (%)..................            11.9            11.6            11.0            14.6
Price-to-earnings ratio at year-end..................           15.40            12.3            12.3            10.3
Shares outstanding at year-end (000).................          14,398          11,163          10,910          10,918
Price Range:
   High..............................................       $      37 3/4  $       25 3/8   $      23 1/2   $      26 5/8
   Low...............................................       $      23 3/4  $       21 3/8   $      19 3/4   $      19 1/4
   Close.............................................       $      35 9/16 $       24       $      21 3/4   $      22 1/2
-----------------------------------------------------------------------------------------------------------------------------




Note: All information prior to 1989 has been adjusted for the effects of a three-for-two common stock split.
       All information prior to 1990 includes the effects of discontinued operations.

-------------------------------------------------------------------------------------------------------------
         1993           1992          1991           1990          1989          1988             1987
-------------------------------------------------------------------------------------------------------------


       $355,878       $331,065      $324,902       $324,022      $308,604       $353,135       $  332,590

       $ 18,081       $ 15,687      $ 14,112       $ 11,267      $  6,422       $ 11,667       $    8,950
       $ 18,081       $ 16,628      $ 14,112       $ 11,267      $  6,422       $ 11,667       $    8,950
       $   1.77       $   1.54      $   1.42       $  1.15       $    .69       $   1.53       $     1.38
       $   1.77       $   1.64      $   1.42       $  1.15       $    .69       $   1.53       $     1.38
-------------------------------------------------------------------------------------------------------------


       $140,313       $129,858      $121,995       $113,316      $107,950       $ 86,256       $   63,687
                         1,800         1,800          1,800         2,450          2,450            2,850
         85,852         90,609        77,677         82,835        86,188         53,203           54,589
-------------------------------------------------------------------------------------------------------------
       $226,165       $222,267      $201,472       $197,951      $196,588       $141,909       $  121,126
-------------------------------------------------------------------------------------------------------------
       $370,685       $342,119      $337,516       $326,350      $294,614       $260,560       $  237,445
-------------------------------------------------------------------------------------------------------------
       $273,097       $254,630      $273,539       $250,983      $238,329       $206,230       $  191,099
-------------------------------------------------------------------------------------------------------------

       $   1.08       $   1.04      $   1.00       $    .94      $    .88       $   .827       $      .76
       $   1.05       $   1.01      $   .955       $   .895      $   .843       $   .777       $      .73
       $  13.60       $  12.75      $  12.07       $  11.48      $  11.13       $  10.80       $     9.73
            182            142           150            157           190            147              163
            4.4            5.7           5.5            5.2           4.2            5.2              4.8
           13.0           13.0          11.6           10.0           6.0           15.6             14.7
           14.0           11.1          12.8           15.7          30.6           10.4             11.5
         10,320         10,183        10,104          9,872         9,695          7,989            6,544
       $     26 3/4   $     18 7/8  $     20       $     21 1/2  $     24 3/8   $     16 1/4   $       16 1/2
       $     17 5/8   $     15      $     16       $     16      $     15 3/8   $     11 3/8   $       12 1/2
       $     24 3/4   $     18 1/8  $     18 1/8   $     18      $     21 1/8   $     15 3/8   $       15 7/8
-------------------------------------------------------------------------------------------------------------

SELECTED BUSINESS SEGMENT DATA

Energen Corporation
-----------------------------------------------------------------------------------------------------------------------------
Years ended September 30,
( dollars in thousands)                                         1997             1996              1995              1994
-----------------------------------------------------------------------------------------------------------------------------
NATURAL GAS DISTRIBUTION
Operating revenues
   Residential.......................................       $   237,022      $   236,583       $   194,089       $  229,019
   Commercial and industrialsmall....................            87,477           87,912            68,409           84,443
   Commercial and industriallarge....................                --               --               290              790
   Transportation....................................            33,080           30,408            30,490           29,321
   Other.............................................             5,405            2,349             2,687            1,064
-----------------------------------------------------------------------------------------------------------------------------
     Total...........................................       $   362,984      $   357,252       $   295,965       $  344,637
-----------------------------------------------------------------------------------------------------------------------------
Gas delivery volumes
   Residential.......................................            28,357           34,963            27,489           31,254
   Commercial and industrialsmall....................            12,554           15,002            12,289           13,536
   Commercial and industriallarge....................                --               --                29              106
   Transportation....................................            65,622           61,458            61,640           52,635
-----------------------------------------------------------------------------------------------------------------------------
     Total...........................................           106,533          111,423           101,447           97,531
-----------------------------------------------------------------------------------------------------------------------------
Average number of customers
   Residential.......................................           422,878          418,486           410,515          402,531
   Commercial and industrialsmall....................            34,430           34,028            33,115           32,563
   Commercial and industriallarge....................                55               54                48               43
-----------------------------------------------------------------------------------------------------------------------------
     Total...........................................           457,363          452,568           443,678          435,137
-----------------------------------------------------------------------------------------------------------------------------
Other data
   Depreciation & amortization.......................       $    23,486      $    21,269       $    19,368       $   17,941
   Capital expenditures..............................       $    43,277      $    43,175       $    42,780       $   38,473
   Operating income..................................       $    38,792      $    35,270       $    32,513       $   30,017
-----------------------------------------------------------------------------------------------------------------------------
OIL AND GAS EXPLORATION & PRODUCTION
Operating revenues
   Natural gas.......................................       $    60,228      $    24,262       $    14,748       $   17,292
   Oil...............................................            19,753           10,313             3,765            2,725
   Other.............................................             5,265            7,615             4,100            3,546
-----------------------------------------------------------------------------------------------------------------------------
   Total.............................................       $    85,246      $    42,190       $    22,613       $   23,563
-----------------------------------------------------------------------------------------------------------------------------
Production volumes
   Natural gas (Mcf).................................            29,318           12,308             8,597            9,169
   Oil (MBbl)........................................               775              635               250              191
   Natural gas liquids (MBbl)........................               502               --                --               --
-----------------------------------------------------------------------------------------------------------------------------
Proved reserves
   Natural gas (MMcf)................................           544,283          212,977            71,267           60,057
   Oil (MMBbl).......................................             9,128            6,315             3,986            1,485
   Natural gas liquids (MMBbl).......................            12,378               --                --               --
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
           1993              1992              1991             1990              1989             1988              1987
-----------------------------------------------------------------------------------------------------------------------------



       $   216,587       $   198,676      $   195,250       $   188,168      $   170,302       $   190,836       $  181,007
            83,069            78,799           84,260            85,588           85,477           104,420           93,242
             1,223             6,501            8,916            13,596           25,000            37,923           24,982
            27,382            25,089           22,890            22,734           19,574            15,158           17,871
             2,299             1,661           (2,188)              873              731               689              679
---------------------------------------------------------------------------------------------------------------------------
       $   330,560       $   310,726      $   309,128       $   310,959      $   301,084       $   349,026       $  317,781
---------------------------------------------------------------------------------------------------------------------------

            30,957            29,119           26,262            28,653           27,210            28,636           27,365
            13,853            13,860           14,837            16,581           17,946            21,806           18,482
               282             2,654            3,411             4,786            9,494            13,026            8,902
            49,346            46,235           41,447            39,117           34,447            28,730           26,895
---------------------------------------------------------------------------------------------------------------------------
            94,438            91,868           85,957            89,137           89,097            92,198           81,644
---------------------------------------------------------------------------------------------------------------------------


           395,057           387,871          382,747           379,362          365,572           358,872          350,712
            32,269            31,732           31,432            31,565           30,492            29,717           29,007
                46                41               39                42               42                37               34
---------------------------------------------------------------------------------------------------------------------------
           427,372           419,644          414,218           410,969          396,106           388,626          379,753
---------------------------------------------------------------------------------------------------------------------------


       $    17,206       $    17,154      $    17,126       $    16,131      $    14,657       $    13,642       $   12,135
       $    22,107       $    20,228      $    19,565       $    19,565      $    39,156       $    25,614       $   30,833
       $    26,381       $    25,915      $    25,209       $    21,080      $    18,548       $    19,666       $   16,838
---------------------------------------------------------------------------------------------------------------------------


       $    11,449       $    10,364      $     9,889       $    11,121      $    11,735       $    11,344       $    7,274
             3,484             2,559            1,839             1,411            1,468             1,458            1,948
             2,753               (44)          (3,203)           (5,927)          (8,286)           (8,693)          (3,413)
---------------------------------------------------------------------------------------------------------------------------
       $    17,686       $    12,879      $     8,525       $     6,605      $     4,917       $     4,109       $    5,809
---------------------------------------------------------------------------------------------------------------------------


             6,245             6,415            5,927             4,954            4,964             4,976            3,207
               204               145               88                80               95                94              128
                --                --               --                --               --                 --              --
---------------------------------------------------------------------------------------------------------------------------


            67,298            51,329           73,279            57,532           29,860            14,803           16,497
             1,289               338              402               330              264               292              323
                --                --               --                --                --              --                --
---------------------------------------------------------------------------------------------------------------------------