Form 10-K405, Exhibit 13
period 1998-09-30
ENERGEN CORP; ALABAMA GAS CORP
filed 1998-12-22
CIK 277595, 3146

                                                                    EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
CONSOLIDATED NET INCOME

Energen Corporation's net income for the 1998 fiscal year totaled $36.2 million, or $1.25 per share, and represented an 8.7 percent increase in basic earnings per share (EPS) over prior-year net income of $29 million, or $1.15 per share. The continued financial and operating strength of Energen's utility subsidiary, Alabama Gas Corporation (Alagasco), was enhanced by significant growth at Energen Resources Corporation, Energen's oil and gas subsidiary. In fiscal year 1996, Energen reported earnings of $21.5 million, or $0.98 per share. (As discussed more fully in Note 1 to the Consolidated Financial Statements, Energen Resources previously was known as Taurus Exploration Inc.)

1998 VS 1997: Alagasco achieved record earnings for the eighth consecutive year, with net income increasing $2 million from 1997 to $20.6 million. This growth in income reflected the utility's ability to earn within its allowed range of return on an increased level of equity representing investment in utility plant. Alagasco achieved a return on equity (ROE) of 13.5 percent.

Energen Resources' net income in fiscal 1998 increased 52 percent to $15.3. This increase was due in large part to a $6.4 million increase in nonconventional fuels tax credits generated by the prior-year acquisition of coalbed methane reserves in Alabama's Black Warrior Basin. In addition, Energen Resources' oil and gas production increased 55 percent to 57.4 billion cubic feet equivalent
(Bcfe) as a result of successful acquisition and exploitation efforts. Partially offsetting these gains were increased depreciation, depletion and amortization (DD&A) expense, which included a $3 million after-tax writedown of certain offshore oil and gas properties under Statement of Financial Accounting Standards (SFAS) No. 121, increased interest expense associated with property acquisitions, and a $1.6 million after-tax writedown of a portion of an unproved leasehold in east Texas.

1997 VS 1996: Alagasco's 1997 net income of $18.6 million increased 9.5 percent over 1996 earnings of $17 million primarily due to the utility earning within its allowed range of return on an increased level of equity. Energen Resources earned $10.1 million in 1997, more than doubling 1996 year-end earnings of $4.5 million. A 130 percent increase in oil and gas production volumes to 37 Bcfe and a $3.8 million increase in nonconventional fuels tax credits primarily resulting from coalbed methane property acquisitions in 1996 and 1997 were the major reasons for the significant increase. Partially offsetting these gains were increased DD&A and interest expense and a $1.3 million after-tax writedown of certain offshore oil and gas properties in anticipation of their sale.

OPERATING INCOME

Consolidated operating income in 1998, 1997 and 1996 totaled $61.5 million, $52 million and $38.8 million, respectively. The growth in operating income in 1998 and 1997 was influenced significantly by improved financial performances from Energen Resources under Energen's diversified growth strategy, implemented in fiscal 1996. Growth in Alagasco's operating income was consistent with the increased level of equity upon which it was able to earn a return between 13.15 percent and 13.65 percent.

ALAGASCO: As discussed more fully in Note 2 to the Consolidated Financial Statements, Alagasco is subject to regulation by the Alabama Public Service Commission (APSC). On October 7, 1996, the APSC issued an order to extend the Company's rate-setting mechanism, Rate Stabilization and Equalization (RSE), for a five-year period through January 1, 2002. Under the terms of the extension, RSE will continue after January 1, 2002, unless, after notice to the Company and a hearing, the Commission votes to either modify or discontinue its operation.

Alagasco generates revenues through the sale and transportation of natural gas. The transportation rate does not contain an amount representing the cost of gas, and Alagasco's rate structure allows similar margins on transportation and sales gas. Weather can cause variations in space heating revenues, but operating margins remain unaffected due to a real-time temperature adjustment which allows Alagasco to adjust customer bills monthly to reflect changes in usage due to departures from normal weather. Substantially all the customers to whom the temperature adjustment applies are residential, small commercial and small industrial.

Alagasco's natural gas and transportation sales revenues totaled $369.9 million, $363 million and $357.3 million in 1998, 1997 and 1996, respectively. In the current fiscal year, weather that was 15.4 percent colder than in the prior year and increased usage from large transportation customers led to increased sales revenue which was partially offset by a $3.9 million deferral of revenue under the Enhanced Stability Reserve (see Note 2) and lower gas prices. Sales revenue in 1997 reflected a higher commodity cost of gas which was largely offset by the impact of warmer weather on throughput.

Colder weather in Alagasco's service territory caused a 10 percent increase in residential sales volumes in the current year. Sales and transportation volumes to commercial and industrial customers rose 7.8 percent to 84.3 Bcf, primarily due to increased throughput to several large transportation customers. Residential sales volumes decreased 19 percent in 1997, primarily due to weather that was 12 percent warmer than normal and 22 percent warmer than in the prior year. Sales and transportation volumes to commercial and industrial customers totaled 78.2 Bcf in 1997 and 76.5 Bcf in 1996.

Cost of gas remained relatively stable in 1998, as increased purchased volumes related to colder weather were offset by a decrease in the commodity cost of gas. Warmer weather in 1997 decreased purchased volumes, but a higher commodity gas cost offset the effect.

Operations and maintenance (O&M) expense at the utility in 1998 increased 2.8 percent primarily due to higher labor and related costs and increases in bad debt and insurance expense. O&M expense increased 4 percent in 1997 primarily due to higher labor and related costs and increased marketing expense, partially offset by a decrease in bad debt expense created when the utility increased its provision for doubtful accounts in 1996 to reflect increased exposure from higher commodity gas costs. In 1998 and 1997, the increase in O&M expense on a per-customer basis fell within the inflation-based cap established by the APSC as part of the utility's rate-setting mechanism. Under the terms of RSE, Year 2000 costs are excluded from the O&M inflation-based cap calculation.

Consistent with growth in the utility's depreciable base, depreciation expense rose 7.1 percent in 1998 and 10.4 percent in 1997. Alagasco's expense for taxes other than income primarily reflects various state and local business taxes as well as payroll-related taxes. State and local business taxes generally are based on gross receipts and fluctuate accordingly.

--------------------------------------------------------------------------------------------
Years ended September 30, (dollars in thousands)      1998            1997            1996
--------------------------------------------------------------------------------------------
Natural gas and transportation sales revenues ...  $ 369,940       $ 362,984       $ 357,252
Cost of natural gas .............................   (176,124)       (177,837)       (181,400)
Revenue taxes ...................................    (20,278)        (19,676)        (20,055)
--------------------------------------------------------------------------------------------
Natural gas and transportation sales margin .....  $ 173,538       $ 165,471       $ 155,797
--------------------------------------------------------------------------------------------
Natural gas sales volumes (MMcf)
  Residential ...................................     31,079          28,357          34,963
  Commercial and industrial-small ...............     13,705          12,554          15,002
--------------------------------------------------------------------------------------------
Total natural gas sales volumes .................     44,784          40,911          49,965
Natural gas transportation volumes (MMcf) .......     70,563          65,622          61,458
--------------------------------------------------------------------------------------------
Total deliveries (MMcf) .........................    115,347         106,533         111,423
--------------------------------------------------------------------------------------------

ENERGEN RESOURCES: During the first quarter of 1998, Energen Resources acquired approximately 80 Bcfe of proved oil and natural gas reserves in the Permian Basin of west Texas from B.C. Oil and Gas Ltd. and certain affiliated companies for $43.3 million and purchased an estimated 4.5 Bcfe of predominantly natural gas reserves in southwest Mississippi from Oxy USA Inc. for $7.1 million. In the second quarter, Energen Resources purchased Gulf of Mexico properties from Chateau Oil and Gas Inc. (Chateau) for $17 million and, in April 1998, sold approximately 20 percent of its share to a third party. In September 1998, Energen Resources traded substantially all of its Gulf of Mexico interests (including the remaining reserves purchased from Chateau) for certain Permian Basin interests of EEX Corporation. The Company received approximately_58 Bcfe of oil, natural gas and liquids reserves from EEX in exchange for an estimated 38 Bcf of proved natural gas reserves, with interests in 30 offshore blocks, and $10.4 million in cash.

Revenues from oil and gas production activities continued to grow largely as a result of these acquisitions and prior-year property acquisitions. Total production volumes rose 55 percent to 57.4 Bcfe. Natural gas production, including coalbed methane, increased 49.6 percent to 43.9 Bcf. Oil volumes increased 85 percent to 1,434 MBbl and high BTU-content natural gas reserves in the San Juan Basin yielded 817 MBbl in natural gas liquids for the year. Energen Resources also benefited from higher realized natural gas prices in 1998, while realized oil prices declined sharply. Realized gas prices rose 7.8 percent to $2.21 per Mcf, and realized oil prices decreased 17.3 percent to $14.96 per barrel. Natural gas liquids sold for an average price of $8.65 per barrel. During 1997, revenues from oil and gas production activities also grew notably. Total production volumes were 37 Bcfe, increasing 130 percent from the prior year. Average realized gas prices were $2.05 per Mcf, higher than 1996 prices by 4 percent, and oil prices were $18.08 per barrel, up 11 percent. Natural gas liquids sold for $11.45 per barrel in 1997.

Coalbed methane operating fees are calculated as a percentage of net proceeds on certain properties, as defined by the related operating agreements, and vary with changes in natural gas prices, production volumes and operating expenses. Revenues from operating fees were $4.3 million, $4.4 million and $3.8 million in 1998, 1997 and 1996, respectively. Yearly variances primarily result from fluctuations in natural gas prices.

---------------------------------------------------------------------------------------------------------
Years ended September 30, (dollars in thousands, except sales price data)     1998       1997       1996
---------------------------------------------------------------------------------------------------------
Revenues
  Natural gas production .............................................      $ 97,123   $60,228    $24,262
  Oil production .....................................................        21,452    13,981     10,313
  Natural gas liquids production .....................................         7,061     5,772         --
  Operating fees .....................................................         4,342     4,385      3,846
  Other ..............................................................         2,709       880      3,769
---------------------------------------------------------------------------------------------------------
Total Revenues .......................................................      $132,687   $85,246    $42,190
---------------------------------------------------------------------------------------------------------
Production volumes
  Natural gas (MMcf) .................................................        43,853    29,318     12,308
  Oil (MBbl) .........................................................         1,433       775        635
  Natural gas liquids (MBbl) .........................................           817       502         --
---------------------------------------------------------------------------------------------------------
Average unit sales price
  Natural gas (per Mcf) ..............................................      $   2.21   $  2.05    $  1.97
  Oil (barrel) .......................................................      $  14.96   $ 18.08    $ 16.25
  Natural gas liquids (barrel) .......................................      $   8.65   $ 11.45         --
---------------------------------------------------------------------------------------------------------

Energen Resources may, in the ordinary course of business, be involved in the sale of both developed and undeveloped properties. With respect to developed properties, sales may occur as a result of, but not limited to, disposing of non-strategic or marginal assets and accepting offers where the buyer gives greater value to a property than Energen Resources' technical staff. In 1998, 1997 and 1996, Energen Resources recorded pre-tax gains of $2.6 million, $1 million and $3.9 million, respectively, on the sale of various properties. The largest of several property sales occurred in September 1996 when Energen Resources recorded a $3.2 million gain after selling its working interest in reserves associated with PMC Reserve Acquisition Company.

Operations expense increased $18 million and $12.2 million in 1998 and 1997, respectively, primarily due to significant production growth and acquisition activity at Energen Resources. Lease operating expense rose by $19.8 million in 1998 and $10.5 million in 1997, mainly due to the acquisition of oil and gas properties. A decrease in exploration expense of $0.9 million primarily was due to decreased drilling activity but was offset partially by a $2.5 million pre-tax writedown of a portion of an unproved leasehold in east Texas. Exploration expense increased $1.2 million in the prior year as a result of Energen Resources' increased exploratory efforts.

DD&A expense increased $19.6 million in 1998 largely due to significantly higher production and additional DD&A expense of $4.7 million recorded in 1998 under SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and For Long-Lived

Assets to Be Disposed Of (see Note 11). DD&A expense rose $16.4 million in 1997 largely due to significantly higher production. The increase for 1997 was offset partially by a decrease in the average depletion rate to $0.90 per Mcf from $1.15 per Mcf in 1996 due to the significant acquisition of long-lived assets in the San Juan Basin. Also during 1997, Energen Resources recorded additional DD&A expense of $2.1 million to writedown the value of certain oil and gas properties.

Energen Resources' expense for taxes other than income primarily reflects production-related taxes. For 1998, 1997 and 1996, Energen Resources recorded $9.4 million, $6.3 million and $1.9 million, respectively, in severance taxes. The annual increases resulted from increased production.

NON-OPERATING ITEMS

CONSOLIDATED: Interest expense increased $7 million in 1998 primarily due to the use of long-term debt to help finance Energen Resources' property acquisitions. Influencing the increase in interest expense for the current year is the $85 million of medium-term notes (MTNs) issued in July 1997 and, in part, the $100 million of MTNs issued in February 1998. The average daily outstanding balance under short-term credit facilities was $81 million for the current year. Fiscal 1997 interest expense increased $9 million primarily due to Energen Resources' growth. The average daily outstanding balance under short-term credit facilities was $88 million in 1997 compared with $38 million in 1996. Also influencing interest expense in 1997 was interest for a full year on $40 million of Energen MTNs issued in the fourth quarter of 1996 and, to a lesser extent, the $85 million of MTNs issued in July 1997. In addition, Alagasco issued $25 million in MTNs in the fourth quarter of 1996.

The fluctuation in other income over the three-year period primarily is due to the inclusion in 1996 of an early call premium associated with the redemption of debt at Alagasco in 1995.

The Company's effective tax rates in 1998, 1997 and 1996 were lower than statutory federal tax rates primarily due to the recognition of nonconventional fuels tax credits and the amortization of investment tax credits. Nonconventional fuels tax credits are generated annually and expire effective December 31, 2002. They are expected to be recognized fully in the financial statements and effective tax rates are expected to continue to remain lower than statutory federal rates. Income tax expense decreased in 1998 due to the recognition of an additional $6.4 million of nonconventional fuels tax credits which partially was offset by higher consolidated pre-tax earnings. Income tax expense in 1997 also decreased primarily due to the recognition of an additional $3.8 million of nonconventional fuels tax credits.

FINANCIAL POSITION AND LIQUIDITY
--------------------------------------------------------------------------------

The Company's net cash from operating activities totaled $123.6 million, $63.1 million and $43.5 million in 1998, 1997 and 1996, respectively. In the current year, operating cash flow benefited from significantly higher oil and gas production volumes related to Energen Resources' current and prior year property acquisitions. Operating cash flow in 1997 also benefited from higher oil and gas production volumes as well as higher realized oil and gas prices. Offsetting these amounts was a $17 million payout in January 1997 of supplier refunds to customers. Other working capital items, which generally are the result of timing of payments, combined to create the remaining increases for both years. Colder weather in 1996 had an impact as reflected in increased accounts receivable and payable and in Alagasco's need to utilize and replenish its storage gas inventory. The receipt of amounts from suppliers to be refunded to customers positively affected cash flows in 1996.

During fiscal 1998, the Company invested $166.3 million as Energen Resources continued its aggressive growth strategy. Energen Resources invested $121 million in total capital expenditures -- $84.7 million for property acquisitions, $35.3 million for development and $3.9 million for exploration. The Company had current-year reserve additions of 168 Bcfe. Energen Resources sold or traded certain offshore properties along with various other properties during 1998, resulting in cash proceeds of $7.6 million. Utility expenditures for the year totaled $54.2 million and primarily represented support facilities and normal system distribution expansion. Cash used in investing activities was $279.8 million in 1997 and $152.1 million in 1996. The increase in 1997 also is largely due to the acquisition of oil and gas properties. Energen Resources invested $193.7 million for property acquisitions including $16 million to obtain a small working interest in an exploratory joint venture, adding 464 Bcfe of proved developed and undeveloped oil and gas reserves. The 1996 investment in proved property acquisitions with developmental potential totaled $108 million and added 178 Bcfe of proved reserves. Energen Resources sold its entire working interest in reserves associated with the PMC acquisition venture in 1996 resulting in cash proceeds of $13.1 million.

Cash provided by financing activities totaled $40.5 million in 1998. In February 1998, the Company issued $100 million of long-term debt redeemable February 15, 2028. The 7.125 percent MTNs were priced at 99.416 percent to yield 7.173 percent. The $98.5 million in proceeds were used to repay borrowings under Energen's short-term credit facilities which were incurred to finance Energen Resources' growth activity. Financing activities provided a source of $310.8 million in 1997. The Company issued $85 million of MTNs in July 1997. Energen also issued 3,450,000 shares of common stock in January 1997 which generated net proceeds of $49.1 million, and 2,400,000 shares in September 1997 which generated net proceeds of $41.1 million. The proceeds from the debt and equity offerings were used to repay short-term debt incurred mainly to finance Energen Resources' property acquisitions. The Company utilized an additional $45 million in short-term credit facilities primarily for Energen Resources' capital expenditures. For tax planning purposes, the Company borrowed $100.6 and $98.6 million at September 30, 1998 and 1997, respectively, to invest in short-term federal obligations. The treasury bills were sold in early October and the proceeds used to repay the debt. Cash provided by financing activities totaled $83.2 million in 1996. The Company issued $40 million of MTNs and utilized an additional $26.7 million in short-term credit facilities to finance Energen Resources' acquisition strategy. Also included were the proceeds from the issuance of $25 million in Alagasco MTNs.

CAPITAL EXPENDITURES

NATURAL GAS DISTRIBUTION: During the last three fiscal years, Alagasco invested $140.6 million for capital projects: $77.9 million was spent on normal expansion replacements and support of its distribution system; $49 million was spent on support facilities; $6.8 million was used to develop and implement information systems; $3.6 million was used to improve gas availability; and $3.3 million was used to purchase four municipal gas systems.

-------------------------------------------------------------------------------------------
Years ended September 30, (in thousands)                  1998          1997         1996
-------------------------------------------------------------------------------------------
Capital expenditures for:
  Renewals, replacements, system expansion and other .... $25,804      $25,392      $26,737
  Support facilities ....................................  26,289       14,387        8,327
  Additions to improve gas availability .................   1,002          758        1,799
  Municipal gas system acquisitions .....................      --            3        3,305
  Information systems ...................................   1,073        2,737        3,007
-------------------------------------------------------------------------------------------
    Total ............................................... $54,168      $43,277      $43,175
-------------------------------------------------------------------------------------------

OIL AND GAS ACTIVITIES: Energen Resources spent $500.3 million for capital projects over the last three fiscal years, $13.3 million of which was charged to income as exploration expense. Expenditures for property acquisitions were $388.5 million, exploratory expenditures totaled $27 million, and $81.7 million was spent in development activities.

-----------------------------------------------------------------------------------------
Years ended September 30, (in thousands)               1998          1997          1996
-----------------------------------------------------------------------------------------
Capital and exploration expenditures for:
  Property acquisitions .......................      $ 84,747      $193,729      $110,008
  Exploration .................................         3,885        13,277         9,855
  Development .................................        35,307        36,375        10,040
  Other .......................................         1,117         1,406           583
-----------------------------------------------------------------------------------------
    Total .....................................       125,056       244,787       130,486
Less exploration expenditures charged to income         4,065         5,069         4,169
-----------------------------------------------------------------------------------------
Net capital expenditures ......................      $120,991      $239,718      $126,317
-----------------------------------------------------------------------------------------

FUTURE CAPITAL RESOURCES AND LIQUIDITY
--------------------------------------------------------------------------------

The Company plans to continue to implement its diversified growth strategy which calls for Energen Resources to invest approximately $1 billion in the acquisition and development of producing properties and in exploration and related development over the five-year period ending September 30, 2003. In fiscal year 1999, Energen Resources plans to spend approximately $209 million, including $162 million for the TOTAL Minatome Corporation (TOTAL) property acquisition and its related development. In October 1998, Energen Resources acquired the stock of TOTAL and, immediately upon closing, sold a 31 percent interest in TOTAL's assets to Westport Oil and Gas Company Inc. Energen Resources' net investment totaled $132.6 million, including the assumption of certain legal and financial obligations. Energen Resources gained an estimated 200 Bcfe of proved domestic oil and natural gas reserves. It should be noted that Energen Resources' continued ability to invest in property acquisitions will be influenced significantly by industry trends as the producing property acquisition market has historically been cyclical. From time to time, Energen Resources also may be engaged in negotiations to sell, trade or otherwise dispose of previously acquired property.

To finance Energen Resources' investment program, the Company will continue to utilize its total available short-term credit facilities to supplement internally generated cash flow, with long-term debt and equity providing permanent financing. In December 1997, Energen filed a $400 million shelf registration for debt and common stock. Under that registration, Energen issued $100 million of Series B MTNs in February 1998. Energen may issue additional equity and debt during fiscal 1999 to finance its acquisition activity. During 1998, Energen increased its available short-term credit facilities to $228 million to help accommodate its growth plans.

Utility capital expenditures for normal distribution system renewals and expansion plus support facilities could approximate $50 million in fiscal 1999. Alagasco also will maintain an investment in storage working gas which is expected to average approximately $22 million in 1999. The utility anticipates funding these capital requirements through internally generated capital and the utilization of short-term credit facilities. The Company expects to close negotiations on a sale and leaseback of the new headquarters building facility in the first fiscal quarter of 1999. The proceeds from the sale are expected to approximate the investment in the facility.

OUTLOOK
--------------------------------------------------------------------------------

NATURAL GAS DISTRIBUTION: The five-year extension of the RSE in October 1996 gives Alagasco the opportunity to continue earning an allowed return on equity within a range of 13.15 percent to 13.65 percent through fiscal year 2002. Over this period, Alagasco has the potential for net income growth as the investment in additional utility plant and the maintenance of a desired capital structure effect the level of equity required in the business. The utility continues to rely on rate flexibility to effectively prevent bypass of its distribution system. Even though the utility enjoys a market saturation rate much higher than the national average, customer growth in the service territory is limited. Alagasco will continue to focus on the acquisition of municipal systems to supplement normal growth.

OIL AND GAS ACTIVITIES: During fiscal year 1999, Energen Resources plans to spend approximately $209 million, including $162 million on the TOTAL acquisition. Production is expected to increase 52 percent to 87 Bcfe, and proved reserves could reach 875 Bcfe by year end. Production from existing properties should generate 55 Bcfe of oil and gas during the year, with an additional 32 Bcfe targeted from the TOTAL acquisition. A significant part of Energen Resources' earnings in fiscal 1999 will be approximately $14 million of tax credits expected to be generated by the Company's coalbed methane production.

Over the five-year period ending September 30, 2003, Energen Resources plans to spend approximately $1 billion in the acquisition and development of producing properties and in exploration and related development. With this level of spending, Energen Resources' annual production could reach 125 Bcfe by the end of fiscal year 2003, with proved reserves approximating 1.2 trillion cubic feet equivalent.

Energen Resources' major market risk exposure is in the pricing applicable to its oil and gas production. Historically, prices received for oil and gas production have been volatile because of seasonal weather patterns, national supply and demand factors and general economic conditions. Crude oil prices are also affected by quality differentials, by worldwide political developments and by actions of the Organization of Petroleum Exporting Countries. Basis differentials, like the underlying commodity prices, can be volatile because of regional supply and demand factors, including seasonal factors and the availability and price of transportation to consuming areas.

Energen Resources enters into derivative commodity instruments to hedge its exposure to the impact of price fluctuations on oil and gas production. Such instruments include regulated natural gas and crude oil futures contracts traded on the New York Mercantile Exchange and over-the-counter swaps and basis hedges with major energy derivative product specialists. All hedge transactions are subject to the Company's risk management policy, approved by the Board of Directors, which does not permit speculative positions. As Energen Resources begins fiscal 1999, 76 percent of its estimated 1999 gas production and 33 percent of its estimated 1999 oil production is hedged or under contract at average prices of $2.31 per Mcf and $16.31 per barrel, respectively. In addition, the Company has hedged the basis difference on 3.6 Bcf of its remaining 1999 San Juan production. As acquisitions are made, Energen Resources may use futures, swaps and/or fixed-price contracts to lock in commodity prices up to 36 months in order to protect targeted returns. The Company has deferred gains of $0.6 million and deferred losses of $12.9 million on the balance sheet at September 30, 1998 and 1997, respectively.

The Company has prepared a sensitivity analysis to evaluate the hypothetical effect that changes in the market value of crude oil and natural gas may have on the fair value of its derivative instruments. This analysis measures the impact on the commodity derivative instruments and, thereby, does not consider the underlying exposure related to the commodity. At September 30, 1998, the Company estimates that a 10 percent change in the underlying commodities prices would result in a $13.4 million change in the fair value of open derivative contracts. However, gains and losses on derivative contracts are expected to be similarly offset by sales at the spot market price. Due to the short duration of the contracts, time value of money is ignored. The hypothetical change in fair value is calculated by multiplying the difference between the hypothetical price and the contractual price by the contractual volumes.

YEAR 2000 READINESS DISCLOSURE: Year 2000 issues result from computer applications that use only two-digit representations to refer to a year. Many computer applications could fail or create erroneous results if Year 2000 issues are not properly addressed. Energen has evaluated and continues to evaluate its computer software and hardware to assess the need for modifications for the Year 2000. Over the past three years, the Company has made a substantial investment in software and computer infrastructure and non-information technology systems that either comply with Year 2000 requirements or can be upgraded. A full-time senior management level position was established and a primary contractor was selected in 1996 to address the Year 2000 issue. The plan of work established involves the following phases: inventory, assessment, testing, certification and change control. A number of inventory reviews have been completed and will continue to be updated in the future. Tools to test, age and evaluate data software and hardware have been purchased and installed and are being utilized for Year 2000 compliance. Test plans for items identified as critical systems either are being deployed or currently developed. A third-party assessment of Year 2000 readiness is scheduled to be conducted by an outside entity for both information technology and non-information technology systems during the first quarter of fiscal 1999.

With respect to material third-party relationships, the Company, in addition to responding to questions concerning Year 2000 issues from customers and regulators, is asking of certain vendors and partners for information designed to determine their ability to continue uninterrupted supply of materials or services to the Company. This process is scheduled for completion by the end of calendar year 1998.

As of September 30, 1998, the Company has incurred approximately $510,000 of Year 2000 related costs to date which are being expensed as incurred. The Company's Year 2000 remediation is expected to be completed by the end of calendar year 1999 with an estimated total cost of $1.8 million.

Specific Year 2000 contingency plans are scheduled to be incorporated into the previously established Energen Business Resumption Plan during fiscal year 1999. The Company's contingency plan identifies alternate recovery locations, contact lists, and other equipment, as well as special resource requirements.

Management expects that Year 2000 issues will be addressed on a schedule and in a manner that will prevent such issues from having a material effect on the Company's results of operations, liquidity or financial condition. While the Company has and will be pursuing Year 2000 compliance, there can be no assurance that the Company and its vendors will be successful in identifying and addressing all material Year 2000 issues.

FORWARD-LOOKING STATEMENTS AND RISK: Certain statements in this report, including statements of the future plans, objectives and expected performance of the Company and its subsidiaries, are forward-looking statements that are dependent on certain events, risks and uncertainties that may be outside the Company's control and which could cause actual results to differ materially from those anticipated. Some of these include, but are not limited to, economic and competitive conditions, inflation rates, regulatory changes, financial market conditions, future business decisions, Year 2000 issues and other uncertainties, all of which are difficult to predict. There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and in projecting future rates of production and timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserves and production estimates. In the event Energen Resources is unable to fully invest its planned acquisition, development and exploratory expenditures, future operating revenues, production, and proved reserves could be negatively affected. The drilling of development and exploratory wells can involve significant risk including that related to timing, success rates and cost overruns. These risks can be impacted by lease and rig availability, complex geology and other factors. Results of operations and cash flows also could be affected by future oil and gas prices. Although Energen Resources makes use of futures, swaps and fixed-price contracts to mitigate risk, fluctuations in oil and gas prices may affect the Company's financial position and results of operation.

RECENT PRONOUNCEMENTS OF THE FASB
--------------------------------------------------------------------------------

In fiscal 1998, the Company adopted SFAS No. 128, Earnings Per Share, which specifies computation, presentation and disclosure requirements for EPS. SFAS No. 128 requires dual presentation of basic and diluted EPS on the face of the income statement and requires a reconciliation of the numerator and the denominator of the basic EPS computation to that of the diluted computation.

The Company also adopted during fiscal 1998, SFAS No. 129, Disclosures of Information about Capital Structure, which establishes standards for disclosing information about an entity's capital structure. It contains no change in disclosure requirements for public entities that were previously subject to the requirements of Accounting Principles Board No. 10 and No. 15 and SFAS No. 47. As a result, SFAS 129 had no impact on the Company's consolidated financial statements.

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which specifies revised guidelines for determining an entity's operating segments and the type and level of financial information to be required, was issued in June 1997. SFAS No. 131 relates solely to disclosure provisions, and therefore does not have any effect on the results of operations or financial position of the Company. The Company has chosen to early adopt this pronouncement as of September 30, 1998.

In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which requires the reporting and display of comprehensive income and its components in an entity's financial statements. There are currently no differences between the Company's net income and comprehensive income. In February 1998, the FASB issued SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, which revises employers' disclosures about pension and other postretirement benefit plans. This pronouncement relates solely to disclosure provisions, and therefore will have no effect on the results of operations or financial position of the Company. The Company is required to adopt these statements in fiscal year 1999.

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments. The Company is required to adopt this statement in fiscal year 2000. The impact on the Company is currently being evaluated.

QUARTERLY MARKET PRICES AND DIVIDENDS PAID PER SHARE *

----------------------------------------------------------------------------------------------------------------
Quarter ended (in dollars)                                 HIGH         LOW        CLOSE          DIVIDENDS PAID
----------------------------------------------------------------------------------------------------------------
December 31, 1996......................................   15 5/8       11 7/8     15 1/8             .150
March 31, 1997.........................................   15 11/16     14 1/2     14 15/16           .150
June 30, 1997..........................................   17 9/16      14 9/16    16 27/32           .150
September 30, 1997.....................................   18 7/8       16 5/8     17 25/32           .155
----------------------------------------------------------------------------------------------------------------
December 31, 1997......................................   20 5/8       17 5/16    19 7/8             .155
March 31, 1998.........................................   22           18 3/8     22                 .155
June 30, 1998..........................................   22 1/2       19         20 1/8             .155
September 30, 1998.....................................   20 3/4       15 1/8     19                 .160
----------------------------------------------------------------------------------------------------------------

*Share prices reflect a 2-for-1 stock split effective March 2, 1998.

CONSOLIDATED STATEMENTS OF INCOME

Energen Corporation
----------------------------------------------------------------------------------------------------------------
Years ended September 30, (in thousands, except share data)              1998           1997            1996
----------------------------------------------------------------------------------------------------------------
OPERATING REVENUES
Natural gas distribution ........................................    $    369,940   $    362,984    $    357,252
Oil and gas production activities ...............................         132,687         85,246          42,190
----------------------------------------------------------------------------------------------------------------
   Total operating revenues .....................................         502,627        448,230         399,442
----------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
Cost of gas .....................................................         174,051        175,514         178,810
Operations and maintenance ......................................         148,376        127,998         111,900
Depreciation, depletion and amortization ........................          80,999         59,688          41,118
Taxes, other than income taxes ..................................          37,716         33,044          28,817
----------------------------------------------------------------------------------------------------------------
   Total operating expenses .....................................         441,142        396,244         360,645
----------------------------------------------------------------------------------------------------------------
OPERATING INCOME ................................................          61,485         51,986          38,797
----------------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE)
Interest expense, net of amounts capitalized ....................         (30,001)       (22,906)        (13,920)
Other, net ......................................................           2,544          3,014           1,712
----------------------------------------------------------------------------------------------------------------
   Total other income (expense) .................................         (27,457)       (19,892)        (12,208)
----------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES ......................................          34,028         32,094          26,589
Income taxes ....................................................          (2,221)         3,097           5,048
----------------------------------------------------------------------------------------------------------------
NET INCOME ......................................................    $     36,249   $     28,997    $     21,541
----------------------------------------------------------------------------------------------------------------
BASIC EARNINGS PER AVERAGE COMMON SHARE* ........................    $       1.25   $       1.15    $       0.98
----------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS PER AVERAGE COMMON SHARE* ......................    $       1.23   $       1.14    $       0.97
----------------------------------------------------------------------------------------------------------------
BASIC AVERAGE COMMON SHARES OUTSTANDING* ........................      29,083,855     25,126,192      22,046,868
----------------------------------------------------------------------------------------------------------------

*Share amounts reflect a 2-for-1 stock split effective March 2, 1998

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

Energen Corporation
---------------------------------------------------------------------------------------------------------------------------
As of September 30, (in thousands)                                                                 1998              1997
---------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents....................................................................  $   103,231       $  105,402
Accounts receivable, net of allowance for doubtful accounts of
   $3,547 in 1998 and $3,185 in 1997.........................................................       64,173           70,676
Inventories, at average cost
   Storage gas inventory.....................................................................       21,237           25,367
   Materials and supplies....................................................................        8,670            7,281
   Liquified natural gas in storage..........................................................        3,381            3,630
Deferred income taxes........................................................................       12,569            7,438
Prepayments and other........................................................................        5,192           22,371
---------------------------------------------------------------------------------------------------------------------------
   Total current assets......................................................................      218,453          242,165
---------------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT
Oil and gas properties, successful efforts method............................................      516,040          454,210
Less accumulated depreciation, depletion and amortization....................................       88,306           87,554
---------------------------------------------------------------------------------------------------------------------------
Oil and gas properties, net..................................................................      427,734          366,656
---------------------------------------------------------------------------------------------------------------------------
Utility plant................................................................................      632,165          583,630
Less accumulated depreciation................................................................      307,488          287,749
---------------------------------------------------------------------------------------------------------------------------
   Utility plant, net........................................................................      324,677          295,881
---------------------------------------------------------------------------------------------------------------------------
Other property, net..........................................................................        3,933            4,466
---------------------------------------------------------------------------------------------------------------------------
Total property, plant and equipment, net.....................................................      756,344          667,003
---------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS
Deferred income taxes........................................................................       10,942            1,144
Deferred charges and other...................................................................        7,716            9,485
---------------------------------------------------------------------------------------------------------------------------
   Total other assets........................................................................       18,658           10,629
---------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS.................................................................................  $   993,455       $  919,797
---------------------------------------------------------------------------------------------------------------------------




The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

---------------------------------------------------------------------------------------------------------------
As of September 30, (in thousands, except share data)                                1998                1997
---------------------------------------------------------------------------------------------------------------
CAPITAL AND LIABILITIES

CURRENT LIABILITIES
Long-term debt due within one year ......................................          $   7,209           $  1,855
Notes payable to banks ..................................................            153,000            202,000
Accounts payable ........................................................             33,533             49,196
Accrued taxes ...........................................................             21,255             18,300
Customers' deposits .....................................................             16,344             16,399
Amounts due customers ...................................................             12,070              7,347
Accrued wages and benefits ..............................................             15,299             13,719
Other ...................................................................             25,531             21,935
---------------------------------------------------------------------------------------------------------------
   Total current liabilities ............................................            284,241            330,751
---------------------------------------------------------------------------------------------------------------
DEFERRED CREDITS AND OTHER LIABILITIES
Other ...................................................................              7,183              8,301
---------------------------------------------------------------------------------------------------------------
   Total deferred credits and other liabilities .........................              7,183              8,301
---------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES ...........................................                 --                 --
---------------------------------------------------------------------------------------------------------------
CAPITALIZATION
Preferred stock, cumulative, $0.01 par value, 5,000,000 shares
  authorized                                                                              --                 --
   Common shareholders' equity*
     Common stock, $0.01 par value; 75,000,000 shares authorized,
      29,326,597 shares outstanding in 1998 and 28,796,218
      shares outstanding in 1997 ........................................                293                288
     Premium on capital stock ...........................................            195,874            185,841
     Capital surplus ....................................................              2,802              2,802
     Retained earnings ..................................................            130,280            112,212
Deferred compensation plan ..............................................                873                 --
Treasury stock, at cost (49,096 shares in 1998) .........................               (873)                --
---------------------------------------------------------------------------------------------------------------
   Total common shareholders' equity ....................................            329,249            301,143
Long-term debt ..........................................................            372,782            279,602
---------------------------------------------------------------------------------------------------------------
   Total capitalization .................................................            702,031            580,745
---------------------------------------------------------------------------------------------------------------
TOTAL CAPITAL AND LIABILITIES ...........................................          $ 993,455           $919,797
---------------------------------------------------------------------------------------------------------------

*Share amounts reflect a 2-for-1 stock split effective March 2, 1998

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Energen Corporation
--------------------------------------------------------------------------------
(In thousands, except share amounts)
--------------------------------------------------------------------------------

                                        Common Stock
                                     -------------------                                               Deferred
                                      Number of    Par      Premium on     Capital      Retained     Compensation  Treasury
                                       Shares     Value    Capital Stock   Surplus      Earnings         Plan        Stock
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1995        21,843,466  $   218    $   81,278    $   2,802   $    89,876      $    --     $   (250)
Net income                                                                                 21,541
Purchase of treasury shares                                                                                          (1,985)
Shares issued for:
  Dividend reinvestment plan            161,058        2         1,826                                                1,511
  Employee benefit plans                320,744        3         3,762                                                  724
Cash dividends - $0.585 per share                                                         (12,903)
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1996        22,325,268      223        86,866        2,802        98,514           --           --
Net income                                                                                 28,997
Shares issued for:
  Stock Offerings                     5,850,000       59        89,837
  Dividend reinvestment plan            241,604        2         3,610
  Employee benefit plans                379,346        4         5,528
Cash dividends - $0.605 per share                                                         (15,299)
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1997        28,796,218      288       185,841        2,802       112,212           --           --
Net income                                                                                 36,249
Purchase of treasury shares                                                                                            (406)
Shares issued for:
  Dividend reinvestment plan            172,612        2         3,369
  Employee benefit plans                357,767        3         6,664                                                  406
Deferred compensation obligation                                                                           873         (873)
Cash dividends - $0.625 per share                                                         (18,181)
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1998        29,326,597  $   293    $  195,874    $   2,802   $   130,280      $   873     $   (873)
----------------------------------------------------------------------------------------------------------------------------


*Share amounts reflect a 2-for-1 stock split effective March 2, 1998





The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Energen Corporation
-----------------------------------------------------------------------------------------------
Years ended September 30, (in thousands)                 1998            1997            1996
-----------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income .........................................  $  36,249       $  28,997       $  21,541
Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
   Depreciation, depletion and amortization ........     80,999          59,688          41,118
   Deferred income taxes, net ......................    (15,407)         (2,646)           (672)
   Deferred investment tax credits, net ............       (469)           (487)           (487)
   Gain on sale of assets ..........................     (2,789)         (1,081)         (3,954)
   Net change in:
     Accounts receivable ...........................      7,131         (22,550)        (17,313)
     Inventories ...................................      2,990           2,057          (6,809)
     Accounts payable-gas purchases ................     (7,466)          5,758          (1,614)
     Accounts payable-trade ........................      4,719            (131)          2,031
     Amounts due customers .........................      4,723          (9,810)         13,942
     Other current assets and liabilities ..........     11,711           3,377          (2,821)
   Other, net ......................................      1,232             (73)         (1,461)
-----------------------------------------------------------------------------------------------
   Net cash provided by operating activities .......    123,623          63,099          43,501
-----------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Additions to property, plant and equipment .........   (174,578)       (283,274)       (168,414)
Proceeds from sale of assets .......................      7,636           1,871          13,134
Payments on notes receivable .......................        730             527           1,557
Other, net .........................................        (96)          1,030           1,627
-----------------------------------------------------------------------------------------------
   Net cash used in investing activities ...........   (166,308)       (279,846)       (152,096)
-----------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Payment of dividends on common stock ...............    (18,181)        (15,299)        (12,903)
Issuance of common stock ...........................     10,444          99,040           7,828
Purchase of treasury stock .........................       (406)             --          (1,985)
Reduction of long-term debt ........................       (885)           (943)         (1,025)
Proceeds from issuance of long-term debt ...........     98,541          84,416          64,586
Net change in short-term debt issued to purchase
        U.S. Treasury securities ...................      1,935          98,636              --
Net change in short-term debt ......................    (50,934)         44,998          26,700
-----------------------------------------------------------------------------------------------
   Net cash provided by financing activities .......     40,514         310,848          83,201
-----------------------------------------------------------------------------------------------
Net change in cash and cash equivalents ............     (2,171)         94,101         (25,394)
Cash and cash equivalents at beginning of period ...    105,402          11,301          36,695
-----------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period .........  $ 103,231       $ 105,402       $  11,301
-----------------------------------------------------------------------------------------------


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Energen Corporation

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-------------------------------------------------------------------------------
Energen Corporation (the Company) is a diversified energy holding company engaged primarily in the purchase, distribution, and sale of natural gas principally in central and north Alabama (natural gas distribution), and in the acquisition, development, exploration and production of oil and gas in the continental United States (oil and gas activities).

Following the close of business on September 30, 1998, Taurus Exploration, Inc. (Taurus), Energen's wholly owned oil and gas subsidiary, merged with its wholly owned subsidiary Taurus Exploration U.S.A., Inc. (Taurus U.S.A.). Taurus U.S.A.was the surviving corporation of the merger and at the time of the merger, Taurus U.S.A. changed its name to Energen Resources Corporation. References in this document to Energen Resources refer to Taurus and Taurus U.S.A., collectively. The following is a description of the Company's significant accounting policies and practices.

A.       PRINCIPLES OF CONSOLIDATION

         The accompanying financial statements include the accounts of the Company and its subsidiaries, principally Alabama Gas Corporation (Alagasco) and Energen Resources, after elimination of all significant intercompany transactions in consolidation. Certain reclassifications have been made to conform the prior years' financial statements to the current-year presentation.

B.       NATURAL GAS DISTRIBUTION

         UTILITY PLANT AND DEPRECIATION: Property, plant and equipment is stated at cost. The cost of utility plant includes an allowance for funds used during construction. Maintenance is charged for the cost of normal repairs and the renewal or replacement of an item of property which is less than a retirement unit. When property which represents a retirement unit is replaced or removed, the cost of such property is credited to utility plant and, together with the cost of removal less salvage, is charged to the accumulated reserve for depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of utility property at rates established by the Alabama Public Service Commission (APSC). Approved depreciation rates averaged approximately 4.4 percent in 1998 and 1997 and 4.3 percent in 1996.

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

         REGULATORY ACCOUNTING: Alagasco is subject to the provisions of Statement of Financial Accounting Standard (SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation. In general, SFAS No. 71 allows utilities to capitalize or defer certain costs or revenues, based upon approvals received from regulatory authorities, to be recovered from or refunded to customers in future periods.

C.       OIL AND GAS ACTIVITIES

         PROPERTY AND RELATED DEPLETION: Energen Resources follows the successful efforts method of accounting for costs incurred in the exploration and development of oil and gas reserves. Lease acquisition costs are capitalized initially, and unproved properties are reviewed periodically to determine if there has been impairment of the carrying value, with any such impairment charged to exploration expense currently. Exploratory drilling costs are capitalized pending determination of proved reserves. If proved reserves are not discovered, the exploratory drilling costs are expensed. Other exploration costs, including geological and geophysical costs, are expensed as incurred. All development costs are capitalized. Depreciation, depletion and amortization is determined on a field-by-field basis using the unit-of-production method based on proved reserves. A provision for anticipated abandonment and restoration costs at the end of a property's useful life is made through depreciation expense.

         OPERATING REVENUE: Energen Resources utilizes the sales method of accounting to recognize oil and gas production revenue. Under the sales method, revenue is recognized for the Company's total takes of oil and gas production, and over-production liabilities are established only when it is estimated that a property's over-produced volumes exceed the net share of remaining reserves for such property. Energen Resources has no material production imbalances at September 30, 1998. Gains and losses on the sale of property in the ordinary course of business are classified as operating revenue.

         Derivative Commodity Instruments: Energen Resources periodically enters into derivative commodity instruments to hedge its exposure to the impact of price fluctuations on oil and gas production. Such instruments include regulated natural gas and crude oil futures contracts traded on the New York Mercantile Exchange and over-the-counter swaps and basis hedges with major energy derivative product specialists. These transactions are accounted for under the hedge method of accounting. Under this method, any unrealized gains and losses are recorded as a current receivable/payable and a deferred gain/loss. Realized gains and losses are deferred as current liabilities or assets until the revenues from the related hedged volumes are recognized in the income statement. Cash flows from derivative instruments are recognized as incurred through changes in working capital. All hedge transactions are subject to the Company's risk management policy, approved by the Board of Directors, which does not permit speculative positions. To apply the hedge method of accounting, management must demonstrate that a high correlation exists between the value of the derivative commodity instrument and the value of the item hedged. Management uses the historic and current relationships between the derivative instruments and the sales prices of the hedged volumes to ensure that a high level of correlation exists.

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

F.       Earnings Per Share

         In accordance with SFAS No. 128, Earnings Per Share, the Company's basic earnings per share amounts have been computed based on the weighted-average number of common shares outstanding. Diluted earnings per share amounts reflect the assumed issuance of common shares for all potentially dilutive securities (see Note 16).

G.       Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates with regard to these financial statements include the estimate of proved oil and gas reserves and the related present value of estimated future net revenues therefrom (see Note 14).

2. REGULATORY MATTERS
--------------------------------------------------------------------------------
As an Alabama utility, Alagasco is subject to regulation by the Alabama Public Service Commission (APSC) which, in 1983, established the Rate Stabilization and Equalization (RSE) rate-setting process. RSE was extended with modifications in 1985, 1987 and 1990. On October 7, 1996, RSE was extended, without change, for a five-year period through January 1, 2002. Under the terms of that extension, RSE will continue after January 1, 2002, unless, after notice to the Company and a hearing, the Commission votes to either modify or discontinue its operation.

Under RSE as extended, the APSC conducts quarterly reviews to determine, based on Alagasco's projections and fiscal year-to-date performance, whether Alagasco's return on equity for the fiscal year will be within the allowed range of 13.15 percent to 13.65 percent. Reductions in rates can be made quarterly to bring the projected return within the allowed range; increases, however, are allowed only once each fiscal year, effective December 1, and cannot exceed 4 percent of prior-year revenues. RSE limits the utility's equity upon which a return is permitted to 60 percent of total capitalization and provides for certain cost control measures designed to monitor Alagasco's operations and maintenance (O&M) expense. If the change in O&M expense per customer falls within 1.25 percentage points above or below the Consumer Price Index For All Urban Customers (index range), no adjustment is required. If, however, the change in O&M expense per customer exceeds the index range, three-quarters of the difference is returned to customers. To the extent the change is less than the index range, the utility benefits by one-half of the difference through future rate adjustments. Under RSE as extended, an $11.8 million annual increase in revenue became effective December 1, 1997, and a $2.5 million annual decrease became effective July 1, 1998.

Alagasco calculates a temperature adjustment to customers' monthly bills to remove the effect of departures from normal temperatures on Alagasco's earnings. The calculation is performed monthly, and the adjustments to customers' bills are made in the same billing cycle in which the weather variation occurs. Substantially all the customers to whom the temperature adjustment applies are residential, small commercial and small industrial. Alagasco's rate schedules for natural gas distribution charges contain a Gas Supply Adjustment (GSA) rider, established in 1993, which permits the pass-through to customers of changes in the cost of gas supply, including Gas Supply Realignment (GSR) surcharges imposed by Alagasco's suppliers resulting from changes in gas supply purchases related to the implementation of Federal Energy Regulatory Commission
(FERC) Order 636. The APSC on October 7, 1996, issued an order providing for the refund to customers prior to January 31, 1997, of approximately $17 million of supplier refunds, including interest. The Company refunded these amounts to customers during January 1997. The refunds were collected from a variety of sources and most relate to the settlement of rate case and FERC Order 636 proceedings of Southern Natural Gas Company.

The APSC approved an Enhanced Stability Reserve (ESR), beginning fiscal year 1998, to which Alagasco may charge the full amount of: (1) extraordinary O&M expenses resulting from force majeure events such as storms, severe weather, and outages, when one or a combination of two such events results in more than $200,000 of additional O&M expense during a fiscal year; or (2) individual industrial and commercial customer revenue losses that exceed $250,000 during the fiscal year if such losses cause Alagasco's return on equity to fall below
13.15 percent. The APSC approved the reserve on October 6, 1998, in the amount of $3.9 million; the maximum approved funding level of the ESR is $4 million. The APSC provides for accretions to the ESR in an amount of no more than $40,000 monthly following a year in which a charge against the ESR is made until the maximum funding level is achieved. The APSC will re-evaluate the operation of the ESR following the conclusion of Alagasco's fiscal year 2000.

In accordance with APSC-directed regulatory accounting procedures, Alagasco in 1989 began returning to customers excess utility deferred taxes which resulted from a reduction in the federal statutory tax rate from 46 percent to 34 percent using the average rate assumption method. This method provides for the return to ratepayers of excess deferred taxes over the lives of the related assets. In 1993 those excess taxes were reduced as a result of a federal tax rate increase from 34 percent to 35 percent. Remaining excess utility deferred taxes of $1.9 million are being returned to ratepayers over approximately 12 years. At September 30, 1998 and 1997, a regulatory liability related to income taxes of $2.9 million and $3.7 million, respectively, was included in the consolidated financial statements.

As of November 1, 1998, the Company offered a Voluntary Early Retirement Program to certain eligible employees. The APSC has allowed the Company to amortize over a three-year period the cost associated with this early retirement program.

The excess of total acquisition costs over book value of net assets of acquired municipal gas distribution systems is included in utility plant and is being amortized on a straight-line basis over approximately 23 years. At September 30, 1998 and 1997, the net acquisition adjustment was $15.4 million and $16.4 million, respectively.

3. LONG-TERM DEBT AND NOTES PAYABLE

-------------------------------------------------------------------------------------------------------------------------
Long-term debt consists of the following:
-------------------------------------------------------------------------------------------------------------------------
As of September 30, (in thousands)                                                                1998              1997
-------------------------------------------------------------------------------------------------------------------------
Energen Corporation:
  Medium-term Notes, interest ranging from 6.6% to 8.09%, for notes
   redeemable September 20, 2001, to February 15, 2028....................................   $   225,000      $   125,000
  8% Debentures, due up to $1,000,000 annually to February 1, 2007........................        18,689           18,704
  Series 1993 Notes, interest ranging from 5.75% to 7.25%, due annually in payments ranging from $859,000 to $1,584,000 from March 1, 1999,
   to March 1, 2008.......................................................................        11,883           12,753
Alabama Gas Corporation:
  Medium-term Notes, interest ranging from 5.4% to 7.97%, for notes
   redeemable December 1, 1998, to September 23, 2026.....................................       125,000          125,000
-------------------------------------------------------------------------------------------------------------------------
Total.....................................................................................       380,572          281,457
Less amounts due within one year..........................................................         7,209            1,855
Less unamortized debt discount............................................................           581               --
-------------------------------------------------------------------------------------------------------------------------
Total.....................................................................................   $   372,782      $   279,602
-------------------------------------------------------------------------------------------------------------------------

The aggregate maturities of long-term debt for the next five years are as follows:

-----------------------------------------------------------------------------------------------------
                               Years ending September 30, (in thousands)
-----------------------------------------------------------------------------------------------------
   1999                   2000                   2001                   2002                   2003
-----------------------------------------------------------------------------------------------------
$    7,209             $   1,955              $  18,648              $  17,077             $   12,139
-----------------------------------------------------------------------------------------------------

The Company is subject to various restrictions on the payment of dividends. Under its 8 percent debentures, the most restrictive provision states that dividends or other distributions with respect to common stock may not be made unless the Company maintains a minimum consolidated tangible net worth of $80 million; at September 30, 1998, Energen had a tangible net worth of $329 million.

Energen and Alagasco had short-term credit lines and other credit facilities of $228 million available as of September 30, 1998 to either entity for working capital needs. At September 30, 1998 and 1997, the Company had $100.6 million and $98.6 million, respectively, of borrowings to purchase Treasury securities for tax planning purposes. The securities matured in early October and the proceeds were used to repay such borrowings. The securities were pledged as collateral on the debt. The following is a summary of information relating to notes payable to banks:

---------------------------------------------------------------------------------------
 As of September 30, (in thousands)                1998           1997           1996
---------------------------------------------------------------------------------------
Amount outstanding ........................      $153,000       $152,000       $ 59,000
Amount outstanding under separate agreement            --         50,000             --
---------------------------------------------------------------------------------------
Notes payable to banks ....................      $153,000       $202,000       $ 59,000
Available for borrowings ..................        75,000         51,000         97,000
---------------------------------------------------------------------------------------
  Total ...................................      $228,000       $253,000       $156,000
---------------------------------------------------------------------------------------
Maximum amount outstanding at any month-end      $180,000       $202,000       $ 95,000
Average daily amount outstanding ..........      $ 81,008       $ 87,648       $ 37,960
Weighted average interest rates based on:
 Average daily amount outstanding .........          5.92%          5.87%          5.68%
 Amount outstanding at year-end ...........          5.77%          5.96%          5.62%
---------------------------------------------------------------------------------------

Total interest expense for Energen in 1998, 1997 and 1996 was $30,001,000, $22,906,000, and $13,920,000, respectively.

4. SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
On January 28, 1998, Energen announced a 2-for-1 split of the Company's common stock. The split was in the form of a 100 percent stock dividend and was payable on March 2, 1998, to shareholders of record on February 13, 1998. All per-share amounts and the number of shares of capital stock outstanding have been retroactively adjusted to reflect the stock split. Effective January 30, 1998, the Restated Certificate of Incorporation of Energen Corporation was amended to increase Energen's authorized common stock, par value $0.01 per share, from 30,000,000 shares to 75,000,000 shares.

During fiscal year 1998, the Company adopted Emerging Issues Task Force (EITF) Issue 97-14, Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested. In accordance with EITF Issue 97-14, amounts earned under the Deferred Compensation Plan and invested in common stock of the Company have been recorded as treasury stock, along with the related deferred compensation obligation in the Consolidated Statements of Shareholders' Equity.

5. INCOME TAXES

---------------------------------------------------------------------------------------------------------------------------
The components of income taxes consist of the following:
---------------------------------------------------------------------------------------------------------------------------
 For the years ended September 30, (in thousands)                                 1998             1997              1996
---------------------------------------------------------------------------------------------------------------------------
 Taxes estimated to be payable currently:
   Federal.................................................................  $    11,828       $     4,976      $     5,218
   State...................................................................        1,827             1,254              989
---------------------------------------------------------------------------------------------------------------------------
    Total current..........................................................       13,655             6,230            6,207
---------------------------------------------------------------------------------------------------------------------------
 Taxes deferred:
   Federal.................................................................      (15,342)           (3,123)          (1,221)
   State...................................................................         (534)              (10)              62
---------------------------------------------------------------------------------------------------------------------------
    Total deferred.........................................................      (15,876)           (3,133)          (1,159)
---------------------------------------------------------------------------------------------------------------------------
 Total income tax expense (benefit)........................................  $    (2,221)      $     3,097      $     5,048
---------------------------------------------------------------------------------------------------------------------------

Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities for 1998 and 1997 are as follows:

-------------------------------------------------------------------------------------------------------------------------
As of September 30, (in thousands)                                       1998                            1997
-------------------------------------------------------------------------------------------------------------------------
                                                                  Current     Noncurrent          Current      Noncurrent
-------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
  Minimum tax credit........................................  $        --    $    30,288       $        --    $    20,541
  Insurance and accruals....................................        2,566             --             2,410             --
  Unbilled revenue..........................................        1,770             --             1,699             --
  Gas supply adjustment.....................................          768             --                --             --
  Other, net................................................        8,308          2,305             5,559          2,926
-------------------------------------------------------------------------------------------------------------------------
   Subtotal.................................................       13,412         32,593             9,668         23,467
   Valuation allowance......................................           --             --                --             --
-------------------------------------------------------------------------------------------------------------------------
    Total deferred tax assets...............................       13,412         32,593             9,668         23,467
-------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation and basis differences........................           --         20,393                --         20,893
  Gas supply adjustment.....................................           --             --             1,308             --
  Other, net................................................          843          1,258               922          1,430
-------------------------------------------------------------------------------------------------------------------------
    Total deferred tax liabilities..........................          843         21,651             2,230         22,323
-------------------------------------------------------------------------------------------------------------------------
Net deferred tax assets.....................................  $    12,569    $    10,942       $     7,438    $     1,144
-------------------------------------------------------------------------------------------------------------------------

No valuation allowance with respect to deferred taxes is deemed necessary, as the Company anticipates generating adequate future taxable income to realize the benefits of all deferred tax assets on the consolidated balance sheets. As of September 30, 1998, the amount of minimum tax credit which can be carried forward indefinitely to reduce future regular tax liability is $30.3 million.

Total income tax expense (benefit) differs from the amount which would be provided by applying the statutory federal income tax rate to earnings before taxes as illustrated below:

----------------------------------------------------------------------------------------------------------------------------
 For the years ended September 30, (in thousands)                               1998              1997              1996
----------------------------------------------------------------------------------------------------------------------------
 Income tax expense at statutory federal income tax rate...................  $    11,910       $    11,233      $     9,306
   Increase (decrease) resulting from:
    Nonconventional fuels credits..........................................      (14,453)           (8,058)          (4,221)
    Deferred investment tax credits........................................         (469)             (487)            (487)
    State income taxes, net of federal income tax benefit..................          894               813              681
    Other, net.............................................................         (103)             (404)            (231)
----------------------------------------------------------------------------------------------------------------------------
 Total income tax expense (benefit)........................................  $    (2,221)      $     3,097      $     5,048
----------------------------------------------------------------------------------------------------------------------------

6. EMPLOYEE BENEFIT PLANS
--------------------------------------------------------------------------------

The Company has two defined benefit non-contributory pension plans which cover a majority of the employees. Benefits are based on years of service and final earnings. The Company's policy is to use "the projected unit credit" actuarial method for funding and financial reporting purposes. The expense for the plan covering the majority of employees (Plan A) for the years ended September 30, 1998, 1997 and 1996, was $1,716,000, $1,228,000, and $412,000, respectively. The expense for the plan covering employees under certain labor union agreements (Plan B) for 1998, 1997 and 1996 was $403,000, $437,000 and $197,000,
respectively.

The funded status of the plans is as follows:
--------------------------------------------------------------------------------------------------------------------------
As of June 30, (in thousands)                                           PLAN A                          PLAN B
--------------------------------------------------------------------------------------------------------------------------
                                                                   1998          1997              1998           1997
--------------------------------------------------------------------------------------------------------------------------
Vested benefits.............................................  $   (67,476)   $   (57,617)      $   (16,467)   $   (14,610)
Nonvested benefits..........................................       (5,268)        (4,739)           (2,431)        (2,256)
--------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation..............................      (72,744)       (62,356)          (18,898)       (16,866)
Effects of salary progression...............................      (15,537)       (11,402)               --             --
--------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation................................      (88,281)       (73,758)          (18,898)       (16,866)
Fair value of plan assets, primarily equity and
  fixed income securities...................................       90,661         84,859            23,081         20,820
Unrecognized net (gain) loss................................       (2,773)        (6,477)           (2,944)        (2,747)
Unrecognized prior service cost.............................        3,025             29               791            998
Unrecognized net transition obligation (asset)..............       (2,686)        (3,494)              226            282
--------------------------------------------------------------------------------------------------------------------------
Accrued pension asset (liability)...........................  $       (54)   $     1,159       $     2,256    $     2,487
--------------------------------------------------------------------------------------------------------------------------

At September 30, 1998 and 1997, the discount rate used to measure the projected benefit obligation for both plans was 7 percent and 7.75 percent, respectively, and the expected long-term rate of return on plan assets was 8.25 percent. The annual rate of salary increase for the salaried plan was 5.25 percent in 1998 and 5.75 percent in 1997.

The components of net pension expense for 1998, 1997 and 1996 were:
---------------------------------------------------------------------------------------------------------------------------------
For the years ended September 30, (in thousands)                 PLAN A                                     PLAN B
---------------------------------------------------------------------------------------------------------------------------------
                                                    1998          1997           1996          1998           1997         1996
---------------------------------------------------------------------------------------------------------------------------------
Service cost ..................................   $ 2,386       $  2,227       $  2,147       $   224       $   243       $   255
Interest cost on projected benefit obligation .     5,842          5,524          4,617         1,261         1,238         1,166
Actual return on plan assets ..................    (9,516)       (12,629)       (15,280)       (3,450)       (3,803)       (2,971)
Net amortization and deferral .................     3,004          6,106          8,928         2,368         2,759         1,747
---------------------------------------------------------------------------------------------------------------------------------
Net pension expense ...........................   $ 1,716       $  1,228       $    412       $   403       $   437       $   197
---------------------------------------------------------------------------------------------------------------------------------

The Company has deferred compensation plan agreements with certain key executives providing for payments on retirement, termination, death or disability. Expense under these agreements for 1998, 1997 and 1996 was ($54,000), $399,000 and $1,002,000, respectively. At June 30, 1998 and 1997, the accumulated post-retirement benefit obligation related to these agreements was $2,901,000 and $5,961,000, respectively, and the projected benefit obligation was $7,088,000 and $9,839,000, respectively. A prepaid post-retirement benefit asset of $434,000 and $499,000 was recorded at June 30, 1998 and 1997, respectively.

In addition to providing pension benefits, the Company provides certain post-retirement health care and life insurance benefits. Substantially all of the Company's employees may become eligible for such benefits if they reach normal retirement age while working for the Company. While the Company has not adopted a formal funding policy, all of its accrued post-retirement liability was funded at year-end. The expense for salaried employees for the years ended September 30, 1998, 1997 and 1996 was $2,040,000, $2,221,000 and $1,984,000,
respectively. The expense for union employees was $4,367,000, $4,204,000 and $4,076,000 during 1998, 1997 and 1996, respectively. The "projected unit credit" actuarial method was used to determine the normal cost and actuarial liability.

A reconciliation of the estimated status of the obligation is as follows:
--------------------------------------------------------------------------------------------------------------------------
As of June 30, (in thousands)                                     SALARIED EMPLOYEES                UNION EMPLOYEES
--------------------------------------------------------------------------------------------------------------------------
                                                                   1998          1997              1998           1997
                                                              ------------------------------------------------------------
Retirees....................................................  $   (13,916)   $    (9,590)      $   (15,162)   $   (14,529)
Active, fully-eligible......................................       (3,107)        (2,121)           (4,957)        (4,340)
Other active................................................      (12,289)        (8,309)          (17,632)       (14,151)
--------------------------------------------------------------------------------------------------------------------------
Accumulated post-retirement benefit obligation..............      (29,312)       (20,020)          (37,751)       (33,020)
Fair value of plan assets, primarily equity and
  fixed income securities...................................       30,476         23,719            23,081         13,363
Unamortized amounts.........................................       (1,561)        (4,686)           13,558         17,405
--------------------------------------------------------------------------------------------------------------------------
Accrued post-retirement benefit liability...................  $      (397)   $      (987)      $    (1,112)   $    (2,252)
--------------------------------------------------------------------------------------------------------------------------

Net periodic post-retirement benefit expense for the years ended September 30, 1998, 1997 and 1996, included the following:
---------------------------------------------------------------------------------------------------------------------------
For the years ended September 30,(in thousands)            SALARIED EMPLOYEES                        UNION EMPLOYEES
---------------------------------------------------------------------------------------------------------------------------
                                                    1998         1997         1996         1998         1997          1996
                                                 --------------------------------------------------------------------------
Service cost...................................   $    967    $     979    $     516    $   1,314    $   1,198      $   876
Interest cost on accumulated post-retirement
  benefit obligation...........................      2,049        2,204        1,679        2,612        2,542        2,195
Amortization of transition obligation..........        723          723          723        1,285        1,285        1,285
Amortization of actuarial gains and losses.....       (510)        (568)        (277)        (107)          --           --
Deferred asset gain (loss).....................      4,972        3,682          658        5,891        2,006          177
Gain or (loss) on plan assets..................     (6,161)      (4,799)      (1,315)      (6,628)      (2,827)        (457)
---------------------------------------------------------------------------------------------------------------------------
Net periodic post-retirement benefit expense...   $  2,040    $   2,221    $   1,984    $   4,367    $   4,204      $ 4,076
---------------------------------------------------------------------------------------------------------------------------

The weighted average discount rate used in determining the accumulated post-retirement benefit obligation was 7 percent in 1998 and 7.75 percent in 1997. The expected long-term rate of return on assets is 8.25 percent for both years, and the tax rate on investment income is assumed to be 40 percent. The weighted average health care cost trend rate used in determining the accumulated post-retirement benefit obligation was 7.5 percent and 8.25 percent in 1998 and 1997, respectively. That assumption has a significant effect on the amounts reported. For example, with respect to salaried employees, increasing the weighted average health care cost trend rate by 1 percent would increase the accumulated post-retirement benefit obligation by 2.7 percent and the net periodic post-retirement benefit cost by 2.4 percent. For union employees, increasing the weighted average health care cost trend rate by 1 percent would increase the accumulated post-retirement benefit obligation by 7.3 percent and the net periodic post-retirement benefit cost by 7.1 percent. For pay-related life insurance benefits, the salary scale averages 5.25 percent and 5.75 percent in 1998 and 1997, respectively.

For both defined benefit plans and other post-retirement plans, certain financial assumptions are used in determining the Company's projected benefit obligation. These assumptions are examined periodically by the Company, and any required changes are reflected in the subsequent determination of projected benefit obligations.

The Company has a long-term disability plan covering most salaried employees. Expense for the years ended September 30, 1998, 1997 and 1996, was $173,000, $163,000 and $370,000, respectively.

7. COMMON STOCK PLANS
-------------------------------------------------------------------------------
A majority of Company employees are eligible to participate in the Energen Employee Savings Plan (ESP) by investing a portion of their compensation in the Plan, with the Company matching a part of the employee investment by contributing Company common stock (new issue or treasury shares) or funds for the purchase of Company common stock. The ESP also contains employee stock ownership plan provisions. At September 30, 1998, 1,116,927 common shares were reserved for issuance under the ESP. Expense associated with Company contributions to the ESP was $3,168,000, $3,083,000 and $2,902,000 for 1998,
1997 and 1996, respectively.

In 1992 the Company adopted the Energen Corporation 1992 Long-Range Performance Plan which provides for the award of up to 1,000,000 performance units, with each unit equal to the market value of one share of common stock, to eligible employees based on predetermined performance criteria at the end of a four-year award period. Under the Plan, a portion of the performance units is payable with Company common stock; accordingly, 700,000 shares have been reserved for issuance. Under the Plan, 97,545, 120,660, and 125,260 performance units were awarded in 1998, 1997 and 1996, respectively, leaving 279,245 performance units available for award as of September 30, 1998. The Company recorded expense of $2,815,000, $2,632,000 and $1,223,000 for 1998, 1997 and 1996, respectively, under the Plan.

In 1996 the Company amended its Dividend Reinvestment and Common Stock Purchase Plan to include a direct stock purchase feature which allows purchases by non-shareholders. Accordingly, 1,500,000 shares were added to the Plan. As of September 30, 1998, 1,247,600 common shares were reserved under this Plan.

On November 27, 1997, the Company adopted the Energen Corporation 1997 Stock Option Plan. The 1997 Stock Option Plan along with the Energen Corporation 1988 Stock Option Plan provides for the grant of incentive stock options, non-qualified stock options, or a combination thereof to officers and key employees. Options granted under the Plans provide for purchase of the Company's common stock at not less than the fair market value on the date the option is granted. Under the 1988 Stock Option Plan, 540,000 shares of the Company's common stock which were reserved for issuance have been granted. Under the 1997 Stock Option Plan, 1,300,000 shares of the Company's common stock have been reserved for issuance. Options were granted in 1996 with dividend equivalents. All outstanding options are non-qualified and expire 10 years from the date of grant. Transactions under the Plans are summarized as follows:

-------------------------------------------------------------------------------------------------------------------------
                                                               1997 STOCK
For the years ended September 30, (in thousands)               OPTION PLAN                 1988 STOCK OPTION PLAN
-------------------------------------------------------------------------------------------------------------------------
                                                                  1998               1998           1997           1996
                                                               ----------------------------------------------------------
Outstanding at beginning of year ($8.375 - $15.00)..........           --            423,112       324,112        304,112
Granted (at $8.375 - $18.25)................................      256,320             80,680       106,000         20,000
Exercised (at $8.375 - $9.188)..............................           --             (6,000)       (7,000)            --
-------------------------------------------------------------------------------------------------------------------------
Outstanding at year-end.....................................      256,320            497,792       423,112        324,112
-------------------------------------------------------------------------------------------------------------------------
Exercisable at year-end.....................................           --            333,112       317,112        324,112
-------------------------------------------------------------------------------------------------------------------------
Remaining reserved for issuance at year-end.................    1,043,680                 --        80,696        186,696
-------------------------------------------------------------------------------------------------------------------------

The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Accordingly, no compensation expense has been recognized for its non-qualified stock options. Had compensation cost for those options been determined in accordance with SFAS No. 123, the Company's net income and basic earnings per share would have been $35.8 million, or $1.23 per share, in 1998 and $28.9 million, or $1.15 per share, in 1997.

In 1992 the Company adopted the Energen Corporation 1992 Directors Stock Plan to pay part of the compensation of its non-employee directors in shares of the Company's common stock. Under the Plan, 6,813, 6,124 and 8,644 shares were issued in 1998, 1997 and 1996, respectively, leaving 157,607 shares reserved for issuance as of September 30, 1998.

In 1988 the Company adopted a Shareholders Rights Plan (the 1988 Plan) designed to protect shareholders from coercive or unfair takeover tactics. The 1988 Plan expired on July 27, 1998. On June 24, 1998, the Company adopted a new Shareholders Rights Plan (the 1998 Plan) to replace the 1988 Plan upon its expiration. Under certain circumstances, the 1998 plan provides shareholders with the right to acquire the Company's Series 1998 Junior Participating Preferred Stock (or, in certain cases, securities of an acquiring person) at a significant discount. Terms and conditions are set forth in a Rights Agreement between the Company and its Rights Agent. Under the 1998 plan, one right is associated with each outstanding share of Common Stock. Rights outstanding under the Shareholder Rights Plan at September 30, 1998, were convertible into 293,266 shares of Series 1998 Junior Participating Preferred Stock (1/100 share of preferred stock for each full right) subject to adjustment upon occurrence of certain take-over related events. No rights were exercised or exercisable during the period. The price at which the rights would be exercised is $70 per right, subject to adjustment upon occurrence of certain take-over related events. In general, absent certain take-over related events as described in the Plan, the rights may be redeemed prior to the July 27, 2008, expiration for $0.01 per right.

8. COMMITMENTS AND CONTINGENCIES
-------------------------------------------------------------------------------
CONTRACTS AND AGREEMENTS: The Company has various firm gas supply and firm gas transportation contracts which expire at various dates through the year 2008. These contracts typically contain minimum demand charge obligations on the part of the Company.

Energen Resources has an agreement with Sonat Exploration Company under which it has the option to acquire an interest in any properties purchased by that company under its reserve acquisition program. No significant Sonat joint venture acquisitions were made in fiscal 1998. The agreement will expire at the end of calendar year 1998.

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

Energen Resources is subject to various environmental regulations. Management believes that Energen Resources is in compliance with the currently applicable standards of the environmental agencies to which it is subject and that potential environmental liabilities, if any, are minimal. Also, to the extent Energen Resources has operating agreements with various joint venture partners, environmental costs, if any, would be shared proportionately.

LEGAL MATTERS: Energen and its affiliates are, from time to time, parties to various pending or threatened legal proceedings. Certain of these lawsuits include claims for punitive damages in addition to other specified relief. Based upon information presently available, and in light of available legal and other defenses, contingent liabilities arising from threatened and pending litigation are not considered material in relation to the respective financial positions of Energen and its affiliates. It should be noted, however, that Energen and its affiliates conduct business in Alabama and other jurisdictions in which the magnitude and frequency of punitive damage awards may bear little or no relation to culpability or actual damages thus making it increasingly difficult to predict litigation results. Various legal proceedings arising in the normal course of business are currently in progress, and the Company has accrued a provision for estimated costs.

LEASE OBLIGATIONS: Total payments related to leases included as operating expense were $5,271,000, $3,987,000 and $3,050,000 in 1998, 1997 and 1996,
respectively. Minimum future rental payments (in thousands) required after 1998 under leases with initial or remaining noncancelable lease terms in excess of one year are as follows:

------------------------------------------------------------------------------------------------------------------------
         1999               2000               2001             2002              2003               2004 and thereafter
------------------------------------------------------------------------------------------------------------------------
       $  3,854          $  3,123           $   2,717         $   2,175         $  2,133                $  4,223
------------------------------------------------------------------------------------------------------------------------

The Company expects to close negotiations on a sale and leaseback of the new building headquarters in the first quarter of 1999.

9. SUPPLEMENTAL CASH FLOW INFORMATION
-------------------------------------------------------------------------------

Supplemental information concerning cash flow activities is as follows:
-------------------------------------------------------------------------------------------------------------------------
For the years ended September 30, (in thousands)                               1998              1997             1996
-------------------------------------------------------------------------------------------------------------------------
Interest paid...........................................................   $    28,442       $    18,385      $    13,261
Income taxes paid.......................................................   $    12,764       $     6,308      $     5,486
Noncash investing activities
  Capitalized depreciation..............................................   $       187       $       168      $       166
  Allowance for funds used during construction..........................   $       400       $       490      $       972
Noncash financing activities (debt issuance costs)......................   $       875       $       585      $       414
-------------------------------------------------------------------------------------------------------------------------

10. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
-------------------------------------------------------------------------------
FINANCIAL INSTRUMENTS: The fair value of cash and cash equivalents, trade receivables (net of allowance), and short-term debt approximates fair value due to the short maturity of the instruments. The fair value of fixed-rate long-term debt, including the current portion, with a carrying value of $380,572,000, would be $389,027,000 at September 30, 1998. The fair value was based on the market value of debt with similar maturities and with interest rates currently trading in the marketplace.

The Company has entered into an agreement with a financial institution whereby it can sell on an ongoing basis, with recourse, certain installment receivables related to its merchandising program up to a maximum of $20 million. During 1998, 1997 and 1996, the Company sold $8,100,000, $7,926,000 and $8,831,000, respectively, of installment receivables. At September 30, 1998 and 1997, the balance of these installment receivables was $17,105,000 and $17,160,000, respectively. Receivables sold under this agreement are considered financial instruments with off-balance sheet risk. The Company's exposure to credit loss in the event of non-performance by customers is represented by the balance of installment receivables.

PRICE RISK: Energen Resources periodically enters into derivative commodity instruments to hedge its exposure to price fluctuations on oil and gas production. Such instruments include regulated natural gas and crude oil futures contracts traded on the New York Mercantile Exchange and over-the-counter swaps and basis hedges with major energy derivative product specialists. These transactions are accounted for under the hedge method of accounting. Under this method, any unrealized gains and losses are recorded as a current receivable/payable and a deferred gain/loss. Realized gains and losses are deferred as current liabilities or assets until the revenues from the related hedged volumes are recognized in the income statement. Cash flows from derivative instruments are recognized as incurred through changes in working capital. The Company had deferred gains of $0.6 million and deferred losses of $12.9 million on the balance sheet at September 30, 1998 and 1997, respectively.

At September 30, 1998, Energen Resources has entered into contracts and swaps for 48.9 Bcf of its 1999 flowing gas production at an average contract price of $2.31 per Mcf and 1,080 MBbl of its oil production at an average contract price of $16.31 per barrel. The program has been extended into fiscal years 2000 and 2001 with contracts and swaps in place for 5.2 Bcf of flowing gas production at an average contract price of $2.22 per Mcf and 180 MBbl of oil production at an average contract price of $17.31. Realized prices are anticipated to be lower than hedged prices due to basis difference and other factors. To help mitigate this variance, the Company has hedged the basis difference on 3.6 Bcf of its 1999 San Juan production.

All hedge transactions are subject to the Company's risk management policy, approved by the Board of Directors, which does not permit speculative positions. To apply the hedge method of accounting, management must demonstrate that a high correlation exists between the value of the derivative commodity instrument and the value of the item hedged. Management uses the historic and current relationships between the derivative instruments and the sales prices of the hedged volumes to ensure that a high level of correlation exists.

CONCENTRATION OF CREDIT RISK: Natural gas distribution operating revenues and related accounts receivable are generated from state-regulated utility natural gas sales and transportation to more than 468,000 residential, commercial and industrial customers located in central and north Alabama. A change in economic conditions may affect the ability of customers to meet their obligations; however, the Company believes that its provision for possible losses on uncollectible accounts receivable is adequate for its credit loss exposure.

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

11. ACCOUNTING FOR LONG-LIVED ASSETS
-------------------------------------------------------------------------------
During fiscal year 1997, the Company adopted SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. The Statement requires that an impairment loss be recognized when the carrying amount of an asset exceeds the sum of the undiscounted estimated future cash flow of the asset. The Statement also provides that all long-lived assets to be disposed of be reported at the lower of the carrying amount or fair value. Accordingly, during the fourth quarter of 1997, the Company recorded a pre-tax writedown of $2.1 million on certain oil and gas properties that were being held for sale. The properties had 9.7 Bcf of proved undeveloped reserves. The expense was recorded as additional depreciation, depletion and amortization. During fiscal year 1998 these properties were sold for a gain of $365,000.

During the second fiscal quarter of 1998, Energen Resources recorded a pre-tax writedown of $4.7 million on certain oil and gas properties, adjusting the carrying amount of the properties to their fair value based upon expected future discounted cash flows. This writedown primarily reflected the impact of a decline in crude oil prices. The expense was recorded as additional depreciation, depletion and amortization.

12. RECENT PRONOUNCEMENTS OF THE FASB
-------------------------------------------------------------------------------
In fiscal 1998, the Company adopted SFAS No. 128, Earnings Per Share (EPS), which specifies computation, presentation, and disclosure requirements for EPS. SFAS No. 128 requires dual presentation of basic and diluted EPS on the face of the income statement and requires a reconciliation of the numerator and the denominator of the basic EPS computation to that of the diluted computation.

The Company also adopted during fiscal 1998, SFAS No. 129, Disclosures of Information about Capital Structure. It contains no change in disclosure requirements for public entities that were previously subject to the requirements of Accounting Principles Board No. 10 and No. 15 and SFAS No. 47. As a result, SFAS No. 129 had no impact on the Company's consolidated financial statements.

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which specifies revised guidelines for determining an entity's operating segments and the type and level of financial information to be required, was issued in June 1997. SFAS No. 131 relates solely to disclosure provisions, and therefore does not have any effect on the results of operations or financial position of the Company. The Company has chosen to early adopt this pronouncement as of September 30, 1998.

In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which requires the reporting and display of comprehensive income and its components in an entity's financial statements. There currently are no differences between the Company's net income and comprehensive income. In February 1998, the FASB issued SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, which revises employers' disclosures about pension and other postretirement benefit plans. This pronouncement relates solely to disclosure pensions, and therefore will have no effect on the results of operations or financial position of the Company. The Company is required to adopt these statements in fiscal year 1999.

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments. The Company is required to adopt this statement in fiscal year 2000. The impact of this pronouncement on the Company is currently being evaluated.

13. SUMMARIZED QUARTERLY FINANCIAL DATA (Unaudited)
-------------------------------------------------------------------------------
The following data summarize quarterly operating results. The Company's business is seasonal in character and strongly influenced by weather conditions.
-------------------------------------------------------------------------------

                                                                                   1998 Fiscal Quarters
                                                                                   --------------------
(In thousands, except per share amounts)                             First         Second         Third           Fourth
--------------------------------------------------------------------------------------------------------------------------
Operating revenues............................................  $   125,888     $  197,973     $   100,712    $    78,054
Operating income (loss).......................................  $    13,142     $   44,426     $     6,806    $    (2,889)
Net income (loss).............................................  $     6,127     $   40,292     $       (85)   $   (10,085)
Basic earnings (loss) per average common share................  $      0.21     $     1.39     $      0.00    $     (0.34)
--------------------------------------------------------------------------------------------------------------------------
                                                                                   1997 Fiscal Quarters
                                                                                   --------------------
(In thousands, except per share amounts)                             First         Second          Third           Fourth
--------------------------------------------------------------------------------------------------------------------------
Operating revenues............................................  $    97,002     $  182,942     $    90,879    $    77,407
Operating income (loss).......................................  $     7,955     $   41,598     $     8,244    $    (5,811)
Net income (loss).............................................  $     3,177     $   30,531     $     3,007    $    (7,718)
Basic earnings (loss) per average common share................  $      0.14     $     1.21     $      0.11    $     (0.29)
--------------------------------------------------------------------------------------------------------------------------


14. OIL AND GAS PRODUCING ACTIVITIES (Unaudited)
-------------------------------------------------------------------------------
The following schedules detail historical financial data of the Company's oil and gas producing activities. Certain terms appearing in the schedules are prescribed by the Securities and Exchange Commission (SEC) and are briefly described as follows:

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

GRPSS REVENUES are reported after deduction of royalty interest payments.

GROSS WELL OR ACRE is a well or acre in which a working interest is owned.

NET WELL OR ACRE is deemed to exist when the sum of fractional ownership working interests in gross wells or acres equals one.

DRY WELL is an exploratory or a development well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

PRODUCTIVE WELL is an exploratory or a development well that is not a dry well.

CAPITALIZED COSTS
-------------------------------------------------------------------------------------------------------------------------
As of September 30, (in thousands)                                             1998              1997             1996
-------------------------------------------------------------------------------------------------------------------------
Proved..................................................................   $   502,025       $   432,095      $   222,428
Unproved................................................................        14,015            22,115            2,041
-------------------------------------------------------------------------------------------------------------------------
  Total capitalized costs...............................................       516,040           454,210          224,469
Accumulated depreciation, depletion and amortization....................        88,306            87,554           60,152
-------------------------------------------------------------------------------------------------------------------------
Capitalized costs, net..................................................   $   427,734       $   366,656      $   164,317
-------------------------------------------------------------------------------------------------------------------------

COSTS INCURRED The following table sets forth costs incurred in property acquisition and exploration and development activities and includes both capitalized costs and costs charged to expense during the year:

-------------------------------------------------------------------------------------------------------------------------

As of September 30, (in thousands)                                               1998              1997             1996
------------------------------------------------------------------------------------------------------------------------
Property acquisition:
  Proved................................................................   $    82,814       $   171,701      $   108,315
  Unproved..............................................................         1,933            22,028            1,693
Exploration.............................................................         5,593            14,847           11,124
Development.............................................................        35,307            36,375           10,040
-------------------------------------------------------------------------------------------------------------------------
Total costs incurred....................................................   $   125,647       $   244,951      $   131,172
-------------------------------------------------------------------------------------------------------------------------

RESULTS OF OPERATIONS The following table sets forth results of the Company's oil and gas producing activities:

-------------------------------------------------------------------------------------------------------------------------
Years ended September 30, (in thousands)                                       1998              1997             1996
-------------------------------------------------------------------------------------------------------------------------
Gross revenues..........................................................   $   129,978       $    84,366      $    38,421
Production (lifting) costs..............................................        48,388            25,486           10,573
Exploration expense*....................................................         5,773             6,636            5,439
Depreciation, depletion and amortization**..............................        54,411            35,393           18,583
Income tax benefit......................................................        (5,870)           (2,299)          (3,004)
-------------------------------------------------------------------------------------------------------------------------
Results of operations from producing activities.........................   $    27,276       $    19,150      $     6,830
-------------------------------------------------------------------------------------------------------------------------

 * Includes a $2.5 million writedown of a portion of an unproved leasehold in 1998
** Includes a writedown of $4.7 million and $2.1 million in 1998 and 1997, respectively, under SFAS 121 (see Note 11)

AVERAGE SALES PRICE, PRODUCTION COST AND DEPRECIATION RATE
-------------------------------------------------------------------------------------------------------------------------
Years ended September 30,                                                      1998              1997             1996
-------------------------------------------------------------------------------------------------------------------------
Average sales price:
  Gas (per Mcf).........................................................   $      2.21       $      2.05      $      1.97
  Oil (per barrel)......................................................   $     14.96       $     18.08      $     16.25
  Natural gas liquids (per barrel)......................................   $      8.65       $     11.45      $        --
Average production (lifting) cost (per Mcf equivalent)..................   $      0.84       $      0.69      $      0.66
Average depreciation rate (per Mcf equivalent)..........................   $      0.87       $      0.90      $      1.15
-------------------------------------------------------------------------------------------------------------------------

DRILLING ACTIVITY The following table sets forth the total number of net productive and dry exploratory and development wells drilled:

-------------------------------------------------------------------------------------------------------------------------

Years ended September 30,                                                      1998              1997             1996
-------------------------------------------------------------------------------------------------------------------------
Exploratory:
  Productive............................................................           0.7               1.6              1.1
  Dry...................................................................           1.0               1.2              1.5
-------------------------------------------------------------------------------------------------------------------------
   Total................................................................           1.7               2.8              2.6
-------------------------------------------------------------------------------------------------------------------------
Development:
  Productive............................................................          19.5              17.7              2.4
  Dry...................................................................           2.9               0.7               --
-------------------------------------------------------------------------------------------------------------------------
   Total................................................................          22.4              18.4              2.4
-------------------------------------------------------------------------------------------------------------------------

As of September 30, 1998, the Company was participating in the drilling of 2 gross wells, with the Company's interest equivalent to .35 wells.

PRODUCTIVE WELLS AND ACREAGE The following table sets forth the total gross and net productive gas and oil wells as of September 30, 1998, and developed and undeveloped acreage as of the latest practicable date prior to year end:

-------------------------------------------------------------------------------------------------------------------------
                                                                                                 Gross             Net
-------------------------------------------------------------------------------------------------------------------------
Gas Wells.................................................................................         3,180            1,501
Oil Wells.................................................................................         2,668              470
-------------------------------------------------------------------------------------------------------------------------
Developed Acreage.........................................................................       849,860          551,560
Undeveloped Acreage.......................................................................       134,230           47,621
-------------------------------------------------------------------------------------------------------------------------

All wells and acreage are located onshore in the United States, with the majority of the net undeveloped acreage located in the Gulf Coast region.

OIL AND GAS PRODUCING ACTIVITIES The calculation of proved reserves is made pursuant to rules prescribed by the SEC. Such rules, in part, require that only proved categories of reserves be disclosed and that reserves and associated values be calculated using current prices and costs. Changes to current prices and costs might have a significant effect on the disclosed amount of reserves and their associated values. In addition, the estimation of reserves inherently requires the use of geologic and engineering estimates which are subject to revision as reservoirs are produced and developed and as additional information is available. Accordingly, the amount of actual future production may vary significantly from the amount of reserves disclosed. See Note 10 for pricing information regarding the hedging activities of the Company. Prior to 1997, natural gas liquid quantities were insignificant and were included in oil quantities. The proved reserves are located in the United States, both onshore and offshore, and are as follows:

--------------------------------------------------------------------------------------------------------------------------
Years ended September 30,                                 1998                           1997                 1996
--------------------------------------------------------------------------------------------------------------------------
                                             Gas        Oil      NGL       Gas       Oil       NGL       Gas       Oil
                                             MMcf       MBbl     MBbl      MMcf      MBbl      MBbl      MMcf      MBbl
--------------------------------------------------------------------------------------------------------------------------
Proved reserves at beginning of year ....  544,283     9,128    12,378    212,977    6,315        --     71,267    3,986
Revisions of previous estimates .........  (13,006)   (1,402)    2,211     (2,910)    (110)       --        502      369
Purchase of minerals in place ...........   21,590    13,284       441    352,373    3,650    12,880    155,647    3,805
Discoveries and other additions .........   44,347       278     3,079     11,946       83        --      5,113       49
Production ..............................  (43,853)   (1,433)     (817)   (29,318)    (775)     (502)   (12,308)    (635)
Sales of minerals in place ..............  (11,322)      (10)       --       (785)     (35)       --     (7,244)  (1,259)
--------------------------------------------------------------------------------------------------------------------------
Proved reserves at end of year ..........  542,039    19,845    17,292    544,283    9,128    12,378    212,977    6,315
--------------------------------------------------------------------------------------------------------------------------
Proved developed reserves at end of year.  493,770    14,053    14,214    511,864    8,140    12,378    175,124    5,012
--------------------------------------------------------------------------------------------------------------------------

During the year, Energen Resources invested $83 million in proved property acquisitions. Energen Resources also sold approximately 11 Bcfe and recorded a pre-tax gain of $1.6 million.

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

-------------------------------------------------------------------------------------------------------------------------
Years ended September 30, (in thousands)                                       1998              1997             1996
-------------------------------------------------------------------------------------------------------------------------
Future gross revenues...................................................   $ 1,109,829       $ 1,553,333      $   502,607
Future production costs.................................................       476,589           571,732          216,755
Future development costs................................................        67,459            74,396           40,665
-------------------------------------------------------------------------------------------------------------------------
Future net cash flows before income taxes...............................       565,781           907,205          245,187
Future income tax expense (benefit) including tax credits...............        12,917           162,172            3,707
-------------------------------------------------------------------------------------------------------------------------
Future net cash flows after income taxes................................       552,864           745,033          241,480
Discount at 10% per annum...............................................       195,606           305,679           70,641
-------------------------------------------------------------------------------------------------------------------------
Standardized measure of discounted future net cash flows
relating to proved oil and gas reserves.................................   $   357,258       $   439,354      $   170,839
-------------------------------------------------------------------------------------------------------------------------

The following are the principal sources of changes in the standardized measure of discounted future net cash flows:

-------------------------------------------------------------------------------------------------------------------------
Years ended September 30, (in thousands)                                       1998              1997             1996
-------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year............................................   $   439,354       $   170,839      $    63,559
-------------------------------------------------------------------------------------------------------------------------
Revisions to reserves proved in prior years:
  Net changes in prices, production costs and future
    development costs...................................................      (175,156)           44,913           15,051
  Net changes due to revisions in quantity estimates....................        (4,993)           (7,378)             552
  Development costs incurred, previously estimated......................        13,722            16,743            6,713
  Accretion of discount.................................................        43,935            17,084            6,356
  Other.................................................................       (22,329)           (1,599)           1,215
-------------------------------------------------------------------------------------------------------------------------
Total Revisions.........................................................      (144,821)           69,763           29,887
New field discoveries and extensions, net of future
  production and development costs......................................         9,989             8,947            4,705
Sales of oil and gas produced, net of production costs..................       (69,732)          (53,848)         (24,002)
Purchases of minerals in place..........................................        50,010           259,918           94,728
Sales of minerals in place..............................................       (12,713)             (625)         (10,597)
Net change in income taxes..............................................        85,171           (15,640)          12,559
-------------------------------------------------------------------------------------------------------------------------
Net change in standardized measure of discounted future
  net cash flows........................................................       (82,096)          268,515          107,280
-------------------------------------------------------------------------------------------------------------------------
Balance at end of year..................................................   $   357,258       $   439,354      $   170,839
-------------------------------------------------------------------------------------------------------------------------

COALBED METHANE ACTIVITIES Energen Resources is actively engaged in the production of pipeline-quality natural gas from coal (coalbed methane). The results of coalbed methane activities have been included in the oil and gas disclosures shown previously. Because of the significance of coalbed methane to Energen Resources, certain data are separately disclosed below.

-------------------------------------------------------------------------------------------------------------------------
Years ended September 30,                                                      1998              1997             1996
-------------------------------------------------------------------------------------------------------------------------
Proved reserves at beginning of year (MMcf).............................       230,323           130,387           25,004
Revisions of previous estimates.........................................         6,960             1,959            4,231
Purchases of minerals in place..........................................            --           107,228          105,762
Production..............................................................       (14,802)           (9,251)          (4,610)
-------------------------------------------------------------------------------------------------------------------------
Proved reserves at end of year (MMcf)...................................       222,481           230,323          130,387
-------------------------------------------------------------------------------------------------------------------------
Estimated proved reserves qualifying for tax credits (MMcf).............        45,309            55,776           30,142
-------------------------------------------------------------------------------------------------------------------------
Net capitalized costs (in thousands)....................................   $   139,001       $   145,686      $    77,708
-------------------------------------------------------------------------------------------------------------------------
Gross wells in which the company has working
and/or revenue interests................................................           886               863              825
-------------------------------------------------------------------------------------------------------------------------
Net productive wells....................................................         549.6             548.4            279.1
-------------------------------------------------------------------------------------------------------------------------


Production of coalbed methane from wells drilled prior to January 1, 1993, qualifies through December 31, 2002, for nonconventional fuels income tax credits under Section 29 of the Internal Revenue Code of 1986, as amended. The tax credit currently approximates $1.07 per Mcf of qualifying production. Accordingly, a significant portion of the value of proved coalbed methane reserves is associated with this tax credit.

15. INDUSTRY SEGMENT INFORMATION
-------------------------------------------------------------------------------
Effective September 30, 1998, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company is principally engaged in two business segments: the purchase, distribution and sale of natural gas in central and north Alabama (natural gas distribution) and the acquisition, development, exploration and production of oil and gas in the continental United States (oil and gas activities). The accounting policies of the segments are the same as those described in Note 1. Certain reclassifications have been made to conform the prior year to the current year presentation.

-------------------------------------------------------------------------------------------------------------------------
As of September 30, (in thousands)                                             1998              1997             1996
-------------------------------------------------------------------------------------------------------------------------
Operating revenues
  Natural gas distribution..............................................   $   369,940       $   362,984      $   357,252
  Oil and gas activities................................................       132,687            85,246           42,190
-------------------------------------------------------------------------------------------------------------------------
   Total................................................................   $   502,627       $   448,230      $   399,442
-------------------------------------------------------------------------------------------------------------------------
Operating income (loss)
  Natural gas distribution..............................................   $    41,663       $    38,792      $    35,270
  Oil and gas activities................................................        20,992            14,723            4,779
  Eliminations and corporate expenses...................................        (1,170)           (1,529)          (1,252)
-------------------------------------------------------------------------------------------------------------------------
   Total................................................................   $    61,485       $    51,986      $    38,797
-------------------------------------------------------------------------------------------------------------------------
Depreciation, depletion and amortization expense
  Natural gas distribution..............................................   $    25,153       $    23,486      $    21,269
  Oil and gas activities................................................        55,846            36,202           19,849
-------------------------------------------------------------------------------------------------------------------------
   Total................................................................   $    80,999       $    59,688      $    41,118
-------------------------------------------------------------------------------------------------------------------------
Interest expense
  Natural gas distribution..............................................   $    10,221       $    10,809      $     9,585
  Oil and gas activities................................................        20,130            12,705            4,896
  Eliminations and other................................................          (350)             (608)            (561)
-------------------------------------------------------------------------------------------------------------------------
   Total................................................................   $    30,001       $    22,906      $    13,920
-------------------------------------------------------------------------------------------------------------------------
Income tax expense (benefit)
  Natural gas distribution..............................................   $    11,400       $    10,117      $     9,047
  Oil and gas activities................................................       (13,896)           (7,341)          (4,040)
  Other.................................................................           275               321               41
-------------------------------------------------------------------------------------------------------------------------
   Total................................................................   $    (2,221)      $     3,097      $     5,048
-------------------------------------------------------------------------------------------------------------------------
Capital expenditures
  Natural gas distribution..............................................   $    54,168       $    43,277      $    43,175
  Oil and gas activities................................................       120,991           239,718          126,317
  Other.................................................................             6                15               60
-------------------------------------------------------------------------------------------------------------------------
   Total................................................................   $   175,165       $   283,010      $   169,552
-------------------------------------------------------------------------------------------------------------------------
Identifiable assets
  Natural gas distribution..............................................   $   408,149       $   390,381      $   373,817
  Oil and gas activities................................................       497,264           440,158          217,700
  Eliminations and other................................................        88,042            89,258          (22,107)
-------------------------------------------------------------------------------------------------------------------------
   Total................................................................   $   993,455       $   919,797      $   569,410
-------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net
  Natural gas distribution..............................................   $   324,995       $   296,228      $   276,927
  Oil and gas activities................................................       431,275           370,677          167,859
  Other.................................................................            74                98              130
-------------------------------------------------------------------------------------------------------------------------
    Total...............................................................   $   756,344       $   667,003      $   444,916
-------------------------------------------------------------------------------------------------------------------------

16. RECONCILIATION OF EARNINGS PER SHARE
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Years ended September 30,
(in thousands, except per share amounts)      1998                                1997                          1996
--------------------------------------------------------------------------------------------------------------------------------
                                                          PER SHARE                       Per Share                    Per Share
                                   INCOME      SHARES       AMOUNT     Income     Shares    Amount   Income     Shares   Amount
--------------------------------------------------------------------------------------------------------------------------------
BASIC EPS......................  $   36,249    29,084    $    1.25   $  28,997    25,126 $    1.15 $  21,541    22,047  $   0.98
Effect of Dilutive Securities
  Long-range performance shares                   167                                137                           142
  Non-qualified stock options                     187                                121                            63
--------------------------------------------------------------------------------------------------------------------------------
DILUTED EPS....................  $   36,249    29,438    $    1.23   $  28,997    25,384 $    1.14 $  21,541    22,252  $   0.97
--------------------------------------------------------------------------------------------------------------------------------

17. SUBSEQUENT EVENT
-------------------------------------------------------------------------------
On October 15, 1998, Energen Resources purchased the stock of TOTAL Minatome Corporation (TOTAL), a Houston-based unit of TOTAL American Holding Inc. Immediately upon closing the transaction, Energen Resources sold a 31 percent undivided interest in TOTAL's assets to Westport Oil and Gas Company Inc., a private Denver-based exploration, acquisition and development company. Energen Resources' net investment totaled $132.6 million, including the assumption of certain legal and financial obligations. Energen Resources gained an estimated 200 billion cubic feet equivalent of proved domestic oil and natural gas reserves.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements and related notes of Energen Corporation were prepared by management, which has the primary responsibility for the integrity of the financial information therein. The statements were prepared in conformity with generally accepted accounting principles appropriate in the circumstances and include amounts which are based necessarily on management's best estimates and judgments. Financial information presented elsewhere in the report is consistent with the information in the financial statements.

Management maintains a comprehensive system of internal accounting controls and relies on the system to discharge its responsibility for the integrity of the financial statements. This system provides reasonable assurance that corporate assets are safeguarded and that transactions are recorded in such a manner as to permit the preparation of materially reliable financial information. Reasonable assurance recognizes that the cost of a system of internal accounting controls should not exceed the related benefits. This system of internal accounting controls is augmented by written policies and procedures, internal auditing, and the careful selection and training of qualified personnel. As of September 30, 1998, management was aware of no material weaknesses in Energen's system of internal accounting controls.

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


Geoffrey C. Ketcham
Executive Vice President
Chief Financial Officer and Treasurer



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders of Energen:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Energen Corporation and Subsidiaries at September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
Birmingham, Alabama
October 28, 1998

SELECTED FINANCIAL AND COMMON STOCK DATA

Energen Corporation
---------------------------------------------------------------------------------------------------------------------------------
Years ended September 30,
(dollars in thousands, except per share amounts)                 1998            1997              1996              1995
---------------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT
Operating revenues........................................  $   502,627      $   448,230       $   399,442        $   318,580
Income before cumulative effect of change
  in accounting principle.................................  $    36,249      $    28,997       $    21,541        $    19,308
Net income................................................  $    36,249           28,997       $    21,541        $    19,308
Basic earnings per share before cumulative effect.........  $      1.25      $      1.15       $      0.98        $      0.89
Basic earnings per average common share...................  $      1.25      $      1.15       $      0.98        $      0.89
Diluted earnings per average common share.................  $      1.23      $      1.14       $      0.97        $      0.88
---------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET
Capitalization at year-end:
  Common shareholders equity..............................  $   329,249      $   301,143       $   188,405        $   173,924
  Preferred stock.........................................           --               --                --                 --
  Long-term debt..........................................      372,782          279,602           195,545            131,600
---------------------------------------------------------------------------------------------------------------------------------
  Total capitalization....................................  $   702,031      $   580,745       $   383,950        $   305,524
---------------------------------------------------------------------------------------------------------------------------------
Total assets..............................................  $   993,455      $   919,797       $   569,410        $   459,084
---------------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net........................  $   756,344      $   667,003       $   444,916        $   327,264
---------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK DATA
Annual dividend rate at year-end..........................  $      0.64      $      0.62       $      0.60        $      0.58
Cash dividends paid per common share......................  $     0.625      $     0.605       $     0.585        $     0.565
Book value per common share...............................  $     11.23      $     10.46       $      8.44        $      7.97
Market-to-book ratio at year-end (%)......................          169              170               142                136
Yield at year-end (%).....................................          3.4              3.5               5.0                5.3
Return on average common equity (%).......................         11.1             11.9              11.6               11.0
Price-to-earnings ratio at year-end.......................         15.2             15.5              12.2               12.2
Basic shares outstanding at year-end (000)................       29,327           28,796            22,325             21,820
Price Range:
  High....................................................  $        22 1/2  $        18   7/8 $        12 11/16  $        11 3/4
  Low.....................................................  $        15 1/8  $        11   7/8 $        10 11/16  $         9 7/8
  Close...................................................  $        19      $        17 25/32 $        12        $        10 7/8
---------------------------------------------------------------------------------------------------------------------------------


Note: All information prior to 1989 has been adjusted for the effects of a three-for-two common stock split
          All information prior to 1990 includes the effects of discontinued operations.
          All information has been adjusted to reflect the 2-for-1 stock split effective March 2, 1998.

-----------------------------------------------------------------------------------------------------------------
     1994           1993             1992           1991            1990           1989              1988
-----------------------------------------------------------------------------------------------------------------

   $374,503       $355,878         $331,065       $324,902        $324,022       $308,604          $353,135

   $ 23,751       $ 18,081         $ 15,687       $ 14,112        $ 11,267       $  6,422          $ 11,667
   $ 23,751       $ 18,081         $ 16,628       $ 14,112        $ 11,267       $  6,422          $ 11,667
   $   1.10       $   0.88         $   0.77       $   0.71        $   0.58       $   0.34          $   0.76
   $   1.10       $   0.88         $   0.82       $   0.71        $   0.58       $   0.34          $   0.76
   $   1.09       $   0.88         $   0.82       $   0.71        $   0.58       $   0.34          $   0.76
-----------------------------------------------------------------------------------------------------------------


   $167,026       $140,313         $129,858       $121,995        $113,316       $107,950          $ 86,256
         --             --            1,800          1,800           1,800          2,450             2,450
    118,302         85,852           90,609         77,677          82,835         86,188            53,203
-----------------------------------------------------------------------------------------------------------------
   $285,328       $226,165         $222,267       $201,472        $197,951       $196,588          $141,909
-----------------------------------------------------------------------------------------------------------------
   $411,314       $370,685         $342,119       $337,516        $326,350       $294,614          $260,560
-----------------------------------------------------------------------------------------------------------------
   $287,182       $273,097         $254,630       $273,539        $250,983       $238,329          $206,230
-----------------------------------------------------------------------------------------------------------------

   $    .56       $    .54         $    .52       $    .50        $    .47       $    .44          $   .414
   $   .545       $   .525         $   .505       $   .478        $   .448       $   .422          $   .389
   $   7.65       $   6.80         $   6.38       $   6.04        $   5.74       $   5.57          $   5.40
        147            182              142            150             157            190               147
        5.0            4.4              5.7            5.5             5.2            4.2               5.2
       14.6           13.0             13.0           11.6            10.0            6.0              15.6
       10.2           14.1             11.1           12.8            15.5           31.1              10.4
     21,836         20,641           20,365         20,209          19,745         19,389            15,979

   $     13 5/16   $    13    3/8  $      9 7/16  $     10        $     10 3/4   $     12   3/16   $      8   1/8
   $      9  5/8   $     8  13/16  $      7  1/2  $      8        $      8       $      7  11/16   $      5 11/16
   $     11  1/4   $    12    3/8  $      9 1/16  $      9 1/16   $      9       $     10   9/16   $      7 15/16
-----------------------------------------------------------------------------------------------------------------

SELECTED BUSINESS SEGMENT DATA

Energen Corporation
---------------------------------------------------------------------------------------------------------------------------
Years ended September 30,
(dollars in thousands)                                         1998              1997              1996              1995
---------------------------------------------------------------------------------------------------------------------------
NATURAL GAS DISTRIBUTION
Operating revenues
  Residential.............................................  $   241,964      $   237,022       $   236,583      $   194,089
  Commercial and industrial-small.........................       89,361           87,477            87,912           68,409
  Commercial and industrial-large.........................           --               --                --              290
  Transportation..........................................       35,246           33,080            30,408           30,490
  Other...................................................        3,369            5,405             2,349            2,687
---------------------------------------------------------------------------------------------------------------------------
   Total..................................................  $   369,940      $   362,984       $   357,252      $   295,965
---------------------------------------------------------------------------------------------------------------------------
Gas delivery volumes (MMcf)
  Residential.............................................       31,079           28,357            34,963           27,489
  Commercial and industrial-small.........................       13,705           12,554            15,002           12,289
  Commercial and industrial-large.........................           --               --                --               29
  Transportation..........................................       70,563           65,622            61,458           61,640
---------------------------------------------------------------------------------------------------------------------------
   Total..................................................      115,347          106,533           111,423          101,447
---------------------------------------------------------------------------------------------------------------------------
Average number of customers
  Residential.............................................      423,602          422,878           418,486          410,515
  Commercial and industrial-small.........................       34,733           34,430            34,028           33,115
  Commercial and industrial-large.........................           49               55                54               48
---------------------------------------------------------------------------------------------------------------------------
   Total..................................................      458,384          457,363           452,568          443,678
---------------------------------------------------------------------------------------------------------------------------
Other data
  Depreciation & amortization.............................  $    25,153      $    23,486       $    21,269      $    19,368
  Capital expenditures....................................  $    54,168      $    43,277       $    43,175      $    42,780
  Operating income........................................  $    41,663      $    38,792       $    35,270      $    32,513
---------------------------------------------------------------------------------------------------------------------------
OIL AND GAS ACTIVITIES
Operating revenues
  Natural gas.............................................  $    97,123      $    60,228       $    24,262      $    14,748
  Oil.....................................................       21,452           13,981            10,313            3,765
  Natural gas liquids.....................................        7,061            5,772                --               --
  Other...................................................        7,051            5,265             7,615            4,100
---------------------------------------------------------------------------------------------------------------------------
   Total..................................................  $   132,687      $    85,246       $    42,190      $    22,613
---------------------------------------------------------------------------------------------------------------------------
Production volumes
  Natural gas (Mcf).......................................       43,853           29,318            12,308            8,597
  Oil (MBbl)..............................................        1,433              775               635              250
  Natural gas liquids (MBbl)..............................          817              502                --               --
---------------------------------------------------------------------------------------------------------------------------
Proved reserves
  Natural gas (MMcf)......................................      542,039          544,283           212,977           71,267
  Oil (MBbl)..............................................       19,845            9,128             6,315            3,986
  Natural gas liquids (MBbl)..............................       17,292           12,378                --               --
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
            1994              1993              1992             1991              1990             1989             1988
---------------------------------------------------------------------------------------------------------------------------

       $   229,019       $   216,587      $   198,676       $   195,250      $   188,168       $   170,302      $   190,836
            84,443            83,069           78,799            84,260           85,588            85,477          104,420
               790             1,223            6,501             8,916           13,596            25,000           37,923
            29,321            27,382           25,089            22,890           22,734            19,574           15,158
             1,064             2,299            1,661            (2,188)             873               731              689
---------------------------------------------------------------------------------------------------------------------------
       $   344,637       $   330,560      $   310,726       $   309,128      $   310,959       $   301,084      $   349,026
---------------------------------------------------------------------------------------------------------------------------

            31,254            30,957           29,119            26,262           28,653            27,210           28,636
            13,536            13,853           13,860            14,837           16,581            17,946           21,806
               106               282            2,654             3,411            4,786             9,494           13,026
            52,635            49,346           46,235            41,447           39,117            34,447           28,730
---------------------------------------------------------------------------------------------------------------------------
            97,531            94,438           91,868            85,957           89,137            89,097           92,198
---------------------------------------------------------------------------------------------------------------------------

           402,531           395,057          387,871           382,747          379,362           365,572          358,872
            32,563            32,269           31,732            31,432           31,565            30,492           29,717
                43                46               41                39               42                42               37
---------------------------------------------------------------------------------------------------------------------------
           435,137           427,372          419,644           414,218          410,969           396,106          388,626
---------------------------------------------------------------------------------------------------------------------------

       $    17,941       $    17,206      $    17,154       $    17,126      $    16,131       $    14,657      $    13,642
       $    38,473       $    22,107      $    20,228       $    19,565      $    19,565       $    39,156      $    25,614
       $    30,017       $    26,381      $    25,915       $    25,209      $    21,080       $    18,548      $    19,666
---------------------------------------------------------------------------------------------------------------------------


       $    17,292       $    11,449      $    10,364       $     9,889      $    11,121       $    11,735      $    11,344
             2,725             3,484            2,559             1,839            1,411             1,468            1,458
                --                --               --                --               --                --               --
             3,546             2,753              (44)           (3,203)          (5,927)           (8,286)          (8,693)
---------------------------------------------------------------------------------------------------------------------------
       $    23,563       $    17,686      $    12,879       $     8,525      $     6,605       $     4,917      $     4,109
---------------------------------------------------------------------------------------------------------------------------

             9,169             6,245            6,415             5,927            4,954             4,964            4,976
               191               204              145                88               80                95               94
                --                --               --                --               --                --               --
---------------------------------------------------------------------------------------------------------------------------

            60,057            67,298           51,329            73,279           57,532            29,860           14,803
             1,485             1,289              338               402              330               264              292
                --                --               --                --               --                --               --
---------------------------------------------------------------------------------------------------------------------------