Form 10-K405, Exhibit 13
period 1999-09-30
ENERGEN CORP; ALABAMA GAS CORP
filed 1999-12-21
CIK 277595, 3146

                                                                     EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

Consolidated Net Income
Energen Corporation's net income for the 1999 fiscal year totaled $41.4 million, or $1.38 per diluted share, and represented a 12 percent increase in earnings per share over prior-year net income of $36.2 million, or $1.23 per diluted share. The continued financial and operating strength of Energen's utility subsidiary, Alabama Gas Corporation (Alagasco), combined with significant growth at Energen Resources Corporation, Energen's oil and gas subsidiary, resulted in both lines of business contributing record earnings to consolidated net income. In fiscal year 1997, Energen reported earnings of $29 million, or $1.14 per diluted share.

1999 VS 1998: Alagasco's earnings were $23.3 million, a 13 percent increase over prior-year earnings of $20.6 million. This growth in income primarily reflects the utility's ability to earn within its allowed range of return on an increased level of equity representing investment in utility plant. Alagasco achieved a return on equity (ROE) of 13.55 percent.

Energen Resources' net income rose $2 million to $17.3 million in fiscal 1999, primarily due to increased production-related income resulting from 35 percent growth in production volumes to 77.2 billion cubic feet equivalent (Bcfe). Energen Resources also benefited from a net $1 million increase in property sales gains during the year, including the disposition of certain offshore Gulf of Mexico properties. Partially offsetting these gains were a 20 percent decrease in realized oil prices and increased interest expense associated with current- and prior-year property acquisitions. In addition, Energen Resources' 1998 results were affected negatively by a $3 million after-tax writedown of certain offshore oil and gas properties under Statement of Financial Accounting Standards (SFAS) No. 121.

1998 VS 1997: Alagasco's 1998 net income of $20.6 million increased 11 percent over 1997 earnings of $18.6 million, reflecting the utility's ability to earn within its allowed range of return on an increased level of equity. Energen Resources' net income increased 52 percent to $15.3 million in 1998. A $6.4 million increase in nonconventional fuels tax credits generated by a prior-year acquisition of coalbed methane reserves and a 55 percent increase in oil and gas production volumes to 57.4 Bcfe were the major reasons for the significant increase. Partially offsetting these gains were increased depreciation, depletion and amortization (DD&A) expense, which included the $3 million after-tax property writedown discussed above, and increased interest expense associated with property acquisitions.

Operating Income
Consolidated operating income in 1999, 1998 and 1997 totaled $77.4 million, $61.5 million and $52 million, respectively. This significant growth in operating income primarily was due to the continued acquisition and exploitation strategy of Energen Resources, implemented in fiscal 1996. Alagasco also has contributed to this growth in operating income consistent with the increase in the level of equity upon which it has been able to earn a return between 13.15 percent and 13.65 percent.

ALAGASCO: As discussed more fully in Note 2 to the Consolidated Financial Statements, Alagasco is subject to regulation by the Alabama Public Service Commission (APSC). On October 7, 1996, the APSC issued an order to extend Alagasco's rate-setting mechanism, Rate Stabilization and Equalization (RSE), for a five-year period through January 1, 2002. Under terms of the extension, RSE will continue after January 1, 2002, unless, after notice to the company and a hearing, the APSC votes to either modify or discontinue its operation.

Alagasco generates revenues through the sale and transportation of natural gas. The transportation rate does not contain an amount representing the cost of gas, and Alagasco's rate structure allows similar margins on transportation and sales gas. Weather can cause variations in space heating revenues, but operating margins essentially remain unaffected due to a real-time temperature adjustment mechanism which allows Alagasco to adjust customer bills monthly to reflect changes in usage due to departures from normal weather. Substantially all the customers to whom the temperature adjustment applies are residential, small commercial and small industrial.

Alagasco's natural gas and transportation sales revenues totaled $325.6 million, $369.9 million and $363 million in 1999, 1998 and 1997, respectively. Weather that was 27.3 percent warmer than in the prior year and lower commodity gas costs contributed to the decrease in sales revenue in the current fiscal year. Sales revenue in 1998 rose due to weather that was 15.4 percent colder than in fiscal 1997 and to increased usage by large transportation customers, partially offset by a $3.9 million deferral of revenue under the Enhanced Stability Reserve and by lower gas prices.

In the current year, residential sales volumes decreased 20.4 percent primarily due to the impact of warmer weather on through-put. Small commercial and industrial volumes, also sensitive to weather, decreased 14.9 percent. Variance in electric peaking demand was the primary reason for a 6 percent decrease in transportation volumes. In fiscal 1998, colder weather in Alagasco's service territory caused a 9.6 percent increase in residential sales volumes. Sales and transportation volumes to commercial and industrial customers rose 7.8 percent to 84.3 Bcf, primarily due to increased throughput to large transportation customers.

Decreased purchased volumes and lower commodity cost of gas resulting from warmer weather in fiscal 1999 generated a 28.3 percent decrease in cost of gas. Cost of gas remained relatively stable in 1998, as increased purchased volumes related to colder weather were offset by a decrease in the commodity cost of gas.

Operations and maintenance (O&M) expense at the utility increased 1.6 percent in 1999 primarily due to increased Year 2000-related costs and increased bad debt expense resulting from colder weather in 1998 and increased exposure from a large industrial customer. Partially offsetting these increases were reduced insurance costs resulting from prior-year increases in reserves to reflect changes in self-insurance retention levels. In 1998 O&M expense at the utility increased 2.8 percent primarily due to higher labor and related costs and increases in bad debt and insurance expense. In 1999, the increase in O&M expense per customer was below the inflation-based Cost Control Measurement
(CCM) provision established by the APSC as part of the utility's rate-setting mechanism. As a result, the utility benefited by $0.7 million pre-tax, or one-half the difference, in future rate adjustments (see Note 2). The increase in O&M expense per customer in 1998 fell within the CCM provision. Under the terms of RSE, Year 2000 costs were excluded from the O&M inflation-based cap calculation in 1999 and 1998.

Consistent with growth in the utility's depreciable base, depreciation expense rose 6.3 percent in 1999 and 7.1 percent in 1998. Alagasco's expense for taxes other than income primarily reflects various state and local business taxes as well as payroll-related taxes. State and local business taxes generally are based on gross receipts and fluctuate accordingly.

Years ended September 30, (dollars in thousands)                          1999              1998                 1997
------------------------------------------------------------------------------------------------------------------------
Natural gas and transportation sales revenues                           $ 325,554         $ 369,940            $ 362,984
Cost of natural gas                                                      (126,264)         (176,124)            (177,837)
Revenue taxes                                                             (17,714)          (20,278)             (19,676)
------------------------------------------------------------------------------------------------------------------------
Natural gas and transportation sales margin                             $ 181,576         $ 173,538            $ 165,471
------------------------------------------------------------------------------------------------------------------------
Natural gas sales volumes (MMcf)
   Residential                                                             24,751            31,079               28,357
   Commercial and industrial-small                                         11,662            13,705               12,554
------------------------------------------------------------------------------------------------------------------------
Total natural gas sales volumes                                            36,413            44,784               40,911
Natural gas transportation volumes (MMcf)                                  66,356            70,563               65,622
------------------------------------------------------------------------------------------------------------------------
Total deliveries (MMcf)                                                   102,769           115,347              106,533
------------------------------------------------------------------------------------------------------------------------

ENERGEN RESOURCES: In October 1998, Energen Resources purchased the stock of TOTAL Minatome Corporation (TOTAL), a Houston-based unit of TOTAL American Holding Inc. Immediately upon closing the transaction, Energen Resources sold a 31 percent undivided interest in TOTAL's net assets to Westport Oil and Gas Company Inc. Energen Resources' net adjusted price totaled approximately $137.5 million, including the assumption of certain legal and financial obligations. Energen Resources gained an estimated 200 Bcfe of proved domestic oil and natural gas reserves.

As a result of this acquisition and prior-year property acquisitions, revenues from oil and gas operations continued to increase significantly. Total production volumes rose 34.5 percent to 77.2 Bcfe. Natural gas production increased 22.8 percent to 53.9 Bcf. Oil volumes more than doubled to 3,122 MBbl, while high BTU-content natural gas reserves in the San Juan Basin yielded 762 MBbl in natural gas liquids for the year, a decrease from 1998 of 6.7 percent. Lower realized oil prices and stable gas prices partially offset the impact of higher production at Energen Resources in the current year. Realized gas prices remained constant at $2.21 per Mcf, while realized oil prices declined 20.3 percent to $11.92 per barrel. Natural gas liquids prices increased 10.8 percent to an average price of $9.58 per barrel. During 1998 revenues from oil and gas production activities also grew notably. Total production volumes were 57.4 Bcfe, increasing 55 percent from fiscal year 1997. Average realized gas prices were $2.21 per Mcf, higher than 1997 prices by 7.8 percent, and oil prices were $14.96 per barrel, down 17.3 percent from the prior year. Natural gas liquids prices declined 24.5 percent to $8.65 per barrel in 1998.

Coalbed methane operating fees are calculated as a percentage of net proceeds on certain properties, as defined by the related operating agreements, and vary with changes in natural gas prices, production volumes and operating expenses. Revenues from operating fees were $3.9 million, $4.3 million and $4.4 million in 1999, 1998 and 1997, respectively.

Energen Resources may, in the ordinary course of business, be involved in the sale of developed and undeveloped properties. With respect to developed properties, sales may occur as a result of, but not limited to, disposing of non-strategic or marginal assets and accepting offers where the buyer gives greater value to a property than does Energen Resources. In 1999, 1998 and 1997, Energen Resources recorded in operating revenues net pre-tax gains of $4.2 million, $2.6 million and $1 million, respectively, on the sale of various properties. The largest of these property sales occurred in June 1999 when Energen Resources recorded a $3.2 million pre-tax gain on the sale of offshore Gulf of Mexico properties.

Years ended September 30, (dollars in thousands, except sales price data)            1999            1998           1997
--------------------------------------------------------------------------------------------------------------------------
Revenues
   Natural gas production                                                         $ 117,136       $  97,123       $ 60,228
   Oil production                                                                    37,227          21,452         13,981
   Natural gas liquids production                                                     7,296           7,061          5,772
   Operating fees                                                                     3,932           4,342          4,385
   Other                                                                              6,372           2,709            880
--------------------------------------------------------------------------------------------------------------------------
Total Revenues                                                                    $ 171,963       $ 132,687       $ 85,246
--------------------------------------------------------------------------------------------------------------------------
Production volumes
   Natural gas (MMcf)                                                                53,855          43,853         29,318
   Oil (MBbl)                                                                         3,122           1,433            775
   Natural gas liquids (MBbl)                                                           762             817            502
--------------------------------------------------------------------------------------------------------------------------
Average unit sales price
   Natural gas (per Mcf)                                                          $    2.21       $    2.21       $   2.05
   Oil (per barrel)                                                               $   11.92       $   14.96       $  18.08
   Natural gas liquids (per barrel)                                               $    9.58       $    8.65       $  11.45
--------------------------------------------------------------------------------------------------------------------------

Operations expense increased $20.9 million and $18 million in 1999 and 1998, respectively, almost entirely due to higher lease operating expense related to increased production from acquisitions. In the current fiscal year, administrative expense increased $2.8 million, largely due to the acquisition of TOTAL, and decreased $0.6 million in the prior year. Exploration expense decreased $0.8 million in 1999 and $0.9 million in 1998, primarily due to decreased exploratory efforts partially offset by a $3.3 million and a $2.5 million pre-tax writedown of a portion of unproved leasehold in 1999 and 1998, respectively.

Energen Resources' significantly higher production volumes generated the majority of the $6 million increase in DD&A expense in 1999. DD&A increased $19.6 million in 1998 largely due to higher production and additional pre-tax DD&A expense of $4.7 million recorded under SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and For Long-Lived Assets to

Be Disposed Of (see Note 11). The increase in 1999 partially was offset by a decrease in the average depletion rate (excluding the effect of the prior-year writedown) to $0.79 per Mcf from $0.87 per Mcf in 1998, primarily due to the fourth quarter fiscal 1998 trade of certain offshore properties for onshore properties which had lower depletion rates.

Energen Resources' expense for taxes other than income primarily reflects production-related taxes. For 1999, 1998 and 1997, Energen Resources recorded severance taxes of $11.3 million, $9.4 million and $6.3 million, respectively, as a result of increased production.

Non-Operating Items
CONSOLIDATED: Fiscal 1999 interest expense increased $7.2 million primarily due to the increased use of short-term credit facilities to finance Energen Resources' acquisition of TOTAL. The average daily outstanding balance under short-term credit facilities was $155 million for the current year. Also influencing interest expense in 1999 was interest for a full year on $100 million of medium-term notes (MTNs) issued in February 1998. Interest expense increased $7 million in 1998 primarily due to the use of long-term debt to help finance Energen Resources' property acquisitions. Influencing the increase in interest expense in 1998 was the $85 million of MTNs issued in July 1997 and, in part, the $100 million of MTNs discussed above. The average daily outstanding balance under short-term credit facilities was $81 million in 1998 compared with $88 million in 1997.

The Company's effective tax rates in 1999, 1998 and 1997 were lower than statutory federal tax rates primarily due to the recognition of nonconventional fuels tax credits and the amortization of investment tax credits. Nonconventional fuels tax credits are generated annually on qualified production through December 31, 2002. They are expected to be recognized fully in the financial statements, and effective tax rates are expected to continue to remain lower than statutory federal rates in the near future. Income tax expense increased in the current year primarily due to higher pre-tax income. In 1998 income tax expense decreased from 1997 due to the recognition of an additional $6.4 million of nonconventional fuels tax credits which partially was offset by higher consolidated pre-tax earnings.

FINANCIAL POSITION AND LIQUIDITY

The Company's net cash from operating activities totaled $130.6 million, $123.6 million and $63.1 million in 1999, 1998 and 1997, respectively. In fiscal 1999 and 1998, operating cash flow benefited from significantly higher oil and gas production volumes related to Energen Resources' current- and prior-year property acquisitions. Operating cash flow in 1997 also benefited from higher oil and gas production volumes as well as higher realized oil and gas prices, offset by a $17 million payout in January 1997 of supplier refunds to customers. Other working capital items, which generally are the result of changes in throughput and the timing of payments, combined to create the remaining increases for all years.

During fiscal 1999, the Company made net investments of $188.1 million as Energen Resources continued to successfully implement its acquisition and exploitation strategy. Energen Resources invested $144 million for property acquisitions, including $137.5 million for TOTAL, $55.5 million for development on proved properties and $1.7 million for exploration. Energen Resources' current-year acquisitions added approximately 200 Bcfe of proved reserves while its 88 successful development wells and other exploitation activities added approximately 120 Bcfe of reserves. Utility expenditures for the year totaled $46 million and primarily represented support facilities and normal system distribution expansion. The Company had cash proceeds of $56.9 million resulting from the sale-leaseback of the headquarters building and the sale of certain offshore and onshore properties during 1999. Cash used in investing activities was $166.3 million in 1998 and $279.8 million in 1997. Energen Resources invested $84.7 million for proved property acquisitions, $35.3 million for development and $3.9 million for exploration, adding 168 Bcfe to proved reserves in 1998. Energen Resources sold or traded certain offshore properties along with various other properties during 1998, resulting in cash proceeds of $7.6 million. Utility expenditures in 1998 totaled $54.2 million. The increase in 1997 also is largely due to the acquisition of oil and gas properties. Energen Resources invested $193.7 million for property acquisitions, including $16 million to obtain a small working interest in an exploratory joint venture, adding 464 Bcfe of proved developed and undeveloped oil and gas reserves.

Cash provided by financing activities totaled $99.6 million in 1999 and $40.5 million in 1998. The Company utilized an additional $74.7 million in short-term credit facilities to finance Energen Resources' acquisition strategy. For tax planning purposes, the

Company borrowed $140.9 and $100.6 million at September 30, 1999 and 1998, respectively, to invest in short-term federal obligations. The treasury bills were sold in early October and the proceeds used to repay the debt. In 1999 the Company reduced long-term debt by $6.2 million. In February 1998, the Company issued $100 million of long-term debt redeemable February 15, 2028. The $98.5 million in proceeds were used to repay borrowings under Energen's short-term credit facilities that were incurred to finance Energen Resources' growth activity. Financing activities provided a source of $310.8 million in 1997. The Company issued $85 million of MTNs in July 1997. Energen issued 3,450,000 shares of common stock in January 1997 that generated net proceeds of $49.1 million, and 2,400,000 shares in September 1997 that generated net proceeds of $41.1 million. At September 30, 1997, the Company borrowed $98.6 million to invest in short-term federal obligations for tax planning purposes. For each of the years, net cash used in financing activities reflected dividends paid to common stockholders and the issuance of common stock through the dividend reinvestment plan, direct stock purchase plan and employee savings plans.

Capital Expenditures
NATURAL GAS DISTRIBUTION: During the last three fiscal years, Alagasco invested $143.5 million for capital projects: $79.1 million on normal expansion replacements and support of its distribution system and $64.4 million on support facilities and development and implementation of information systems.

Years ended September 30, (in thousands)                        1999              1998             1997
---------------------------------------------------------------------------------------------------------
Capital expenditures for:
   Renewals, replacements, system expansion and other         $ 26,095          $ 26,806         $ 26,153
   Support facilities                                           19,934            27,362           17,124
---------------------------------------------------------------------------------------------------------
     Total                                                    $ 46,029          $ 54,168         $ 43,277
---------------------------------------------------------------------------------------------------------

OIL AND GAS OPERATIONS: Energen Resources spent $573.1 million for capital projects over the last three fiscal years, $13.9 million of which was charged to income as exploration expense. Expenditures for property acquisitions were $422.4 million; $127.2 million was spent in development activities, and exploratory expenditures totaled $18.9 million.

Years ended September 30, (in thousands)                         1999              1998             1997
----------------------------------------------------------------------------------------------------------
Capital and exploration expenditures for:
   Property acquisitions                                      $ 143,959         $  84,747        $ 193,729
   Exploration                                                    1,697             3,885           13,277
   Development                                                   55,487            35,307           36,375
   Other                                                          2,150             1,117            1,406
----------------------------------------------------------------------------------------------------------
     Total                                                      203,293           125,056          244,787
Less exploration expenditures charged to income                   4,716             4,065            5,069
----------------------------------------------------------------------------------------------------------
Net capital expenditures                                      $ 198,577         $ 120,991        $ 239,718
----------------------------------------------------------------------------------------------------------

FUTURE CAPITAL RESOURCES AND LIQUIDITY

The Company plans to continue to implement its diversified growth strategy that calls for Energen Resources to invest approximately $1.1 billion in the acquisition and development of producing properties and in exploration and related development over the five-year period ending September 30, 2004. In fiscal year 2000, Energen Resources plans to spend approximately $155 million, including $100 million in property acquisitions and their related development. Energen Resources' continued ability to invest in property acquisitions will be influenced significantly by industry trends, as the producing property acquisition market historically has been cyclical. From time to time, Energen Resources also may be engaged in negotiations to sell, trade or otherwise dispose of properties.

To finance Energen Resources' investment program, the Company will continue to utilize its total available short-term credit facilities to supplement internally generated cash flow, with long-term debt and equity providing permanent financing. Energen plans to issue additional equity during fiscal 2000 to refinance the short-term debt incurred for the acquisition of TOTAL. During 1999, Energen increased its available short-term credit facilities to $249 million to help accommodate its growth plans.

During fiscal year 2000, Alagasco plans to invest approximately $65 million in utility capital expenditures for normal distribution and support systems and to replace liquifaction equipment at its liquified natural gas facility. Alagasco also maintains an investment in storage gas which is expected to average approximately $22 million in 2000. The utility anticipates funding these capital requirements through internally generated capital and the utilization of short-term credit facilities.

OUTLOOK

NATURAL GAS DISTRIBUTION: The five-year extension of RSE in October 1996 provides Alagasco the opportunity to continue earning an allowed ROE between
13.15 percent and 13.65 percent through January 1, 2002. Over this period, Alagasco has the potential for net income growth as the investment in additional utility plant affects the level of equity required in the business. The utility continues to rely on rate flexibility to effectively prevent bypass of its distribution system. Even though the utility enjoys a market saturation rate much higher than the national average, customer growth in the service territory is limited. In the year 2000, Alagasco will focus on enhancing customer growth by aggressively pursuing conversion opportunities.

OIL AND GAS OPERATIONS: Energen Resources plans to continue to implement its acquisition and exploitation program. Following an equity offering expected to occur by mid-year fiscal 2000, Energen Resources plans to invest approximately $100 million in property acquisitions, depending on available opportunities. Over the course of the year, approximately $55 million is planned to further develop existing properties. Production is expected to decrease slightly to
71.3 Bcfe due to the loss of production from recent property sales and the anticipated timing of the next property acquisition during the latter half of fiscal 2000. A significant part of Energen Resources' earnings in fiscal 2000 will be approximately $14 million of tax credits expected to be generated by the company's coalbed methane production.

Over the five-year period ending September 30, 2004, Energen Resources plans to spend approximately $1.1 billion in the acquisition and development of producing properties and in exploration and related development. With this level of spending, Energen Resources expects to replace expiring tax credits with revenue-generating property acquisitions and related development.

Energen Resources' major market risk exposure is in the pricing applicable to its oil and gas production. Historically, prices received for oil and gas production have been volatile because of seasonal weather patterns, national supply and demand factors and general economic conditions. Crude oil prices also are affected by quality differentials, by worldwide political developments and by actions of the Organization of Petroleum Exporting Countries. Basis differentials, like the underlying commodity prices, can be volatile because of regional supply and demand factors, including seasonal variations and the availability and price of transportation to consuming areas.

Energen Resources enters into derivative commodity instruments to hedge its exposure to oil and gas price fluctuations. Such instruments include regulated natural gas and crude oil futures contracts traded on the New York Mercantile Exchange and over-the-counter swaps and basis hedges with major energy derivative product specialists. All hedge transactions are subject to the Company's risk management policy, approved by the Board of Directors, which does not permit speculative positions. As Energen Resources begins fiscal 2000, 85 percent of its estimated 2000 gas production and 72 percent of its estimated 2000 oil production is hedged or under contract at average prices of $2.45 per Mcf and $17.51 per barrel, respectively. In addition, the Company has hedged the basis difference on 12 Bcf of its fiscal 2000 San Juan Basin production. Contracts and swaps also are in place for 14.6 Bcf of fiscal year 2001 gas production at an average price of $2.55. As acquisitions are made, Energen Resources may use futures, swaps and/or fixed-price contracts to lock in commodity prices for up to 36 months in order to protect targeted returns. The Company had deferred losses of $16.5 million and deferred gains of $0.6 million on the balance sheet at September 30, 1999 and 1998, respectively.

The Company has prepared a sensitivity analysis to evaluate the hypothetical effect that changes in the market value of crude oil and natural gas may have on the fair value of its derivative instruments. This analysis measures the impact on the commodity derivative instruments and, thereby, does not consider the underlying exposure related to the commodity. At September 30, 1999, the Company estimates that a 10 percent change in the underlying commodities prices would result in a $12.1 million change in the fair value of open derivative contracts; however, gains and losses on derivative contracts are expected to be similarly off-set by sales at the spot market price. Due to the short duration of the contracts, the time value of money is ignored. The hypothetical change in fair value is calculated by multiplying the difference between the hypothetical price and the contractual price by the contractual volumes and does not include the variance in basis difference or the impact of related taxes on actual cash prices.

YEAR 2000 READINESS DISCLOSURE: Year 2000 issues result from computer applications that use only two-digit representations to refer to a year. Many computer applications could fail or create erroneous results if Year 2000 issues are not properly addressed. Energen has evaluated and continues to evaluate its computer software and hardware to assess the need for modifications for the Year 2000. Over the past four years, the Company has made a substantial investment in software and computer infrastructure and non-information technology systems that either comply with Year 2000 requirements or have been upgraded. A full-time senior management level position was established and a primary contractor was selected in 1996 to address the Year 2000 issue. The plan of work established involved the following phases: inventory, assessment, testing certification and change control. Tools to test, age and evaluate data software and hardware were purchased and installed and utilized for Year 2000 compliance. Testing for items identified as critical systems and devices was completed by September 30, 1999.

A third-party assessment of Year 2000 readiness was conducted by an outside entity for both information technology and non-information technology systems as of December 1, 1998, and indicated that mission-critical functions, including the flow of gas into homes and commercial accounts, are not likely to be impacted by the Year 2000 changeover. In response to the independent assessment, several program changes were implemented. A steering committee of the Company's executive management has and will continue to review the millennium project progress on a regular basis. With respect to material third-party relationships, the Company, in addition to responding to questions concerning Year 2000 issues from customers and regulators, has obtained information from certain vendors and partners designed to determine their ability to continue uninterrupted supply of materials or services to the Company. All vendors and contractors were contacted by September 30, 1999. Some final contact and refinements will be made prior to December 31, 1999.

As of September 30, 1999, the Company has incurred approximately $2 million of Year 2000-related costs to date, all of which are being expensed as incurred. The Company expects to incur total Year 2000 remediation costs, of approximately $2.3 million by December 31, 1999.

The Company has developed Year 2000 readiness procedures to minimize the risks identified to date, including what it believes are worst-case scenarios of reduced gas deliverability into the Alagasco distribution system, production failures on Energen Resources' properties, or failures of gathering and pipeline systems to accept Energen Resources' production. Specific Year 2000 contingency plans were incorporated into the previously established Energen Business Resumption Plan by the end of fiscal year 1999. The Company's contingency plan identifies alternate recovery locations and contact lists as well as special resource requirements.

The Company's goal is that Year 2000 issues will be addressed on a schedule and in a manner that will prevent such issues from having a material effect on the Company's results of operations, liquidity or financial condition. While the Company has and will be pursuing Year 2000 compliance, there can be no assurance that the Company and its vendors will be successful in identifying and addressing all material Year 2000 issues.

This document contains Year 2000 Readiness Disclosures as defined in the Year 2000 Information and Readiness Disclosure Act, P.L.105-271 (October 19, 1998). Accordingly, this disclosure, in whole or in part, is not, to the extent provided in the act, admissible in any state or federal civil action to prove the accuracy or truth of any Year 2000 statements contained herein.

FORWARD-LOOKING STATEMENTS AND RISK: Certain statements in this report, including statements of the future plans, objectives and expected performance of the Company and its subsidiaries, are forward-looking statements that are dependent on certain events, risks and uncertainties that may be outside the Company's control and which could cause actual results to differ materially from those anticipated. Some of these include, but are not limited to, economic and competitive conditions, inflation rates, regulatory changes, financial market conditions, future business decisions, Year 2000 issues and other uncertainties, all of which are difficult to predict. There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and in projecting future rates of production and timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserves and production estimates. In the event Energen Resources is unable to fully invest its planned acquisition, development and exploratory expenditures, future operating revenues, production, and proved reserves could be negatively affected. The drilling of development and exploratory wells can involve significant risk, including that related to timing, success rates and cost overruns. These risks can be impacted by lease and rig availability, complex geology and other factors. Results of operations and cash flows also could be affected by future oil and gas prices. Although Energen Resources makes use of futures, swaps and fixed-price contracts to mitigate risk, fluctuations in oil and gas prices may affect the Company's financial position and results of operation.

RECENT PRONOUNCEMENTS OF THE FASB

In fiscal 1999, the Company adopted SFAS No. 130, Reporting Comprehensive Income, which requires the reporting and display of comprehensive income and its components in an entity's financial statements. There currently are no differences between the Company's net income and comprehensive income. The Company also adopted SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, which revises employers' disclosures about pensions and other postretirement benefit plans. This pronouncement relates solely to disclosure provisions and has no effect on the results of operations or financial position of the Company.

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments. The Company is required to adopt this statement in fiscal year 2001. The impact on the Company currently is being evaluated.

QUARTERLY MARKET PRICES AND DIVIDENDS PAID PER SHARE*

Quarter ended (in dollars)          High           Low           Close       Dividends Paid
-------------------------------------------------------------------------------------------
December 31, 1996                  15 5/8         11 7/8        15 1/8            .150
March 31, 1997                     15 11/16       14 1/2        14 15/16          .150
June 30, 1997                      17 9/16        14 9/16       16 27/32          .150
September 30, 1997                 18 7/8         16 5/8        17 25/32          .155
--------------------------------------------------------------------------------------

December 31, 1997                  20 5/8         17 5/16       19 7/8            .155
March 31, 1998                     22             18 3/8        22                .155
June 30, 1998                      22 1/2         19            20 1/8            .155
September 30, 1998                 20 3/4         15 1/8        19                .160
--------------------------------------------------------------------------------------

December 31, 1998                  19 1/2         17 7/16       19 1/2            .160
March 31, 1999                     19 3/4         13 1/8        14 15/16          .160
June 30, 1999                      19 15/16       14 1/2        18 5/8            .160
September 30, 1999                 20 3/8         17 1/2        20 1/4            .165
--------------------------------------------------------------------------------------

* Share prices reflect a 2-for-1 stock split effective March 2, 1998.

CONSOLIDATED STATEMENTS OF INCOME
Energen Corporation

Years ended September 30, (in thousands, except share data)        1999             1998            1997
-----------------------------------------------------------------------------------------------------------
OPERATING REVENUES
Natural gas distribution                                       $   325,554      $   369,940     $   362,984
Oil and gas operations                                             171,963          132,687          85,246
-----------------------------------------------------------------------------------------------------------
  Total operating revenues                                         497,517          502,627         448,230
-----------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
Cost of gas                                                        124,379          174,051         175,514
Operations and maintenance                                         169,874          148,376         127,998
Depreciation, depletion and amortization                            88,615           80,999          59,688
Taxes, other than income taxes                                      37,266           37,716          33,044
-----------------------------------------------------------------------------------------------------------
   Total operating expenses                                        420,134          441,142         396,244
-----------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                    77,383           61,485          51,986
-----------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE)
Interest expense, net of amounts capitalized                       (37,173)         (30,001)        (22,906)
Other, net                                                           1,335            2,544           3,014
-----------------------------------------------------------------------------------------------------------
   Total other expense                                             (35,838)         (27,457)        (19,892)
-----------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                          41,545           34,028          32,094
Income tax (benefit) expense                                           135           (2,221)          3,097
-----------------------------------------------------------------------------------------------------------
NET INCOME                                                     $    41,410      $    36,249     $    28,997
-----------------------------------------------------------------------------------------------------------
BASIC EARNINGS PER AVERAGE COMMON SHARE .                      $      1.40      $      1.25     $      1.15
-----------------------------------------------------------------------------------------------------------
DILUTED EARNINGS PER AVERAGE COMMON SHARE                      $      1.38      $      1.23     $      1.14
-----------------------------------------------------------------------------------------------------------
BASIC AVERAGE COMMON SHARES OUTSTANDING                         29,643,610       29,083,855      25,126,192
-----------------------------------------------------------------------------------------------------------
DILUTED AVERAGE COMMON SHARES OUTSTANDING                       29,920,681       29,437,987      25,383,897
-----------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
Energen Corporation

As of September 30, (in thousands)                                                 1999             1998
-----------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                       $  145,390        $ 103,231
Accounts receivable, net of allowance for doubtful accounts of
   $5,598 in 1999 and $3,547 in 1998                                                74,505           64,173
Inventories, at average cost
   Storage gas inventory                                                            24,722           21,237
   Materials and supplies                                                            8,287            8,670
   Liquified natural gas in storage                                                  3,318            3,381
Deferred income taxes                                                               14,691           12,569
Prepayments and other                                                               24,834            5,192
-----------------------------------------------------------------------------------------------------------
     Total current assets                                                          295,747          218,453
-----------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT
Oil and gas properties, successful efforts method                                  669,985          516,040
Less accumulated depreciation, depletion and amortization                          129,839           88,306
Oil and gas properties, net                                                        540,146          427,734
Utility plant                                                                      645,596          632,165
Less accumulated depreciation                                                      328,775          307,488
Utility plant, net.                                                                316,821          324,677
Other property, net.                                                                 4,140            3,933
-----------------------------------------------------------------------------------------------------------
     Total property, plant and equipment, net                                      861,107          756,344
-----------------------------------------------------------------------------------------------------------
OTHER ASSETS
Deferred income taxes                                                               21,055           10,942
Deferred charges and other                                                           6,986            7,716
-----------------------------------------------------------------------------------------------------------
     Total other assets                                                             28,041           18,658
-----------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                    $1,184,895        $ 993,455
-----------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

As of September 30, (in thousands, except share data)                                        1999             1998
------------------------------------------------------------------------------------------------------------------------
CAPITAL AND LIABILITIES

CURRENT LIABILITIES
Long-term debt due within one year                                                        $    1,955        $   7,209
Notes payable to banks                                                                       268,000          153,000
Accounts payable                                                                              61,418           33,533
Accrued taxes                                                                                 22,247           21,255
Customers' deposits                                                                           16,301           16,344
Amounts due customers                                                                         18,576           12,070
Accrued wages and benefits                                                                    19,404           15,299
Other                                                                                         37,381           25,531
---------------------------------------------------------------------------------------------------------------------
   Total current liabilities                                                                 445,282          284,241
---------------------------------------------------------------------------------------------------------------------
DEFERRED CREDITS AND OTHER LIABILITIES
Other                                                                                          6,285            7,183
---------------------------------------------------------------------------------------------------------------------
   Total deferred credits and other liabilities                                                6,285            7,183
---------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES                                                                     --               --
---------------------------------------------------------------------------------------------------------------------
CAPITALIZATION
Preferred stock, cumulative, $0.01 par value, 5,000,000 shares authorized                         --               --
Common shareholders' equity
   Common stock, $0.01 par value; 75,000,000 shares authorized,
    29,903,964 shares outstanding at September 30, 1999, and
    29,326,597 shares outstanding at September 30, 1998                                          299              293
Premium on capital stock.                                                                    205,831          195,874
Capital surplus                                                                                2,802            2,802
Retained earnings                                                                            152,572          130,280
Deferred compensation plan                                                                     2,054              873
Treasury stock, at cost; 101,431 shares and 49,096 shares at September 30, 1999
    and 1998, respectively                                                                    (2,054)            (873)
---------------------------------------------------------------------------------------------------------------------
   Total common shareholders' equity                                                         361,504          329,249
Long-term debt                                                                               371,824          372,782
---------------------------------------------------------------------------------------------------------------------
   Total capitalization                                                                      733,328          702,031
---------------------------------------------------------------------------------------------------------------------
TOTAL CAPITAL AND LIABILITIES                                                             $1,184,895        $ 993,455
---------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Energen Corporation

(In thousands, except share amounts)
--------------------------------------------------------------------------------------------------------------------------------
                                                         Common Stock                                       Deferred
                                                         ------------                                       --------
                                                 Number of    Par    Premium on      Capital   Retained   Compensation  Treasury
                                                  Shares     Value  Capital Stock    Surplus   Earnings       Plan       Stock

BALANCE AT SEPTEMBER 30, 1996                   22,325,268   $ 223     $ 86,866     $  2,802   $  98,514    $    --      $    --
Net income 28,997
Shares issued for:
   Stock Offerings                               5,850,000      59       89,837                   28,997
   Dividend reinvestment plan                      241,604       2        3,610
   Employee benefit plans                          379,346       4        5,528
Cash dividends - $0.605 per share                                                                (15,299)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1997                   28,796,218     288      185,841        2,802     112,212         --           --
Net income                                                                                        36,249
Purchase of treasury shares                                                                                                 (406)
Shares issued for:
   Dividend reinvestment plan                      172,612       2        3,369
   Employee benefit plans                          357,767       3        6,664                                              406
Deferred compensation obligation                                                                                873         (873)
Cash dividends - $0.625 per share                                                                (18,181)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1998                   29,326,597     293      195,874        2,802     130,280        873         (873)
Net income                                                                                        41,410
Purchase of treasury shares                                                                                                 (442)
Shares issued for:
   Dividend reinvestment plan                      187,738       2        3,319
   Employee benefit plans                          389,629       4        6,638                                              442
Deferred compensation obligation                                                                              1,181       (1,181)

Cash dividends - $0.645 per share                                                                (19,118)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1999                   29,903,964   $ 299     $205,831     $  2,802   $ 152,572    $ 2,054      $(2,054)
--------------------------------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Energen Corporation

Years ended September 30, (in thousands) 1999 1998 1997
OPERATING ACTIVITIES
Net income                                                                       $  41,410         $  36,249      $  28,997
Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
   Depreciation, depletion and amortization                                         88,615            80,999         59,688
   Deferred income taxes, net                                                      (12,774)          (15,407)        (2,646)
   Deferred investment tax credits, net                                               (448)             (469)          (487)
   Gain on sale of assets                                                           (4,180)           (2,789)        (1,081)
   Net change in:
     Accounts receivable                                                           (10,960)            7,131        (22,550)
     Inventories                                                                    (3,039)            2,990          2,057
     Accounts payable-gas purchases                                                 14,115            (7,466)         5,758
     Accounts payable-trade                                                         (2,747)            4,719           (131)
     Amounts due customers                                                           6,506             4,723         (9,810)
     Other current assets and liabilities                                           14,938            11,711          3,377
   Other, net                                                                         (816)            1,232            (73)
---------------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                       130,620           123,623         63,099
---------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Additions to property, plant and equipment                                        (120,204)         (174,578)      (283,274)
Acquisition, net of cash acquired                                                 (123,816)               --             --
Proceeds from sale of assets                                                        56,884             7,636          1,871
Other, net                                                                            (951)              634          1,557
---------------------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                          (188,087)         (166,308)      (279,846)
---------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Payment of dividends on common stock                                               (19,118)          (18,181)       (15,299)
Issuance of common stock                                                            10,405            10,444         99,040
Purchase of treasury stock                                                            (442)             (406)            --
Reduction of long-term debt                                                         (6,219)             (885)          (943)
Proceeds from issuance of long-term debt                                                --            98,541         84,416
Net change in short-term debt issued to purchase U.S. Treasury securities           40,346             1,935         98,636
Net change in short-term debt                                                       74,654           (50,934)        44,998
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                           99,626            40,514        310,848
   Net change in cash and cash equivalents                                          42,159            (2,171)        94,101
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of period                                   103,231           105,402         11,301
Cash and cash equivalents at end of period                                       $ 145,390         $ 103,231      $ 105,402
---------------------------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Energen Corporation

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Energen Corporation (the Company) is a diversified energy holding company engaged primarily in the purchase, distribution, and sale of natural gas principally in central and north Alabama (natural gas distribution), and in the acquisition, development, exploration and production of oil and gas in the continental United States (oil and gas operations). The following is a description of the Company's significant accounting policies and practices.

A. PRINCIPLES OF CONSOLIDATION
The accompanying financial statements include the accounts of the Company and its subsidiaries, principally Alabama Gas Corporation (Alagasco) and Energen Resources Corporation, after elimination of all significant intercompany transactions in consolidation. Certain reclassifications have been made to conform the prior years' financial statements to the current-year presentation.

B. NATURAL GAS DISTRIBUTION
UTILITY PLANT AND DEPRECIATION: Property, plant and equipment is stated at cost. The cost of utility plant includes an allowance for funds used during construction. Maintenance is charged for the cost of normal repairs and the renewal or replacement of an item of property which is less than a retirement unit. When property which represents a retirement unit is replaced or removed, the cost of such property is credited to utility plant and, together with the cost of removal less salvage, is charged to the accumulated reserve for depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of utility property at rates established by the Alabama Public Service Commission (APSC). Approved depreciation rates averaged approximately 4.5 percent in 1999 and 4.4 percent in 1998 and 1997.

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

C. OIL AND GAS OPERATIONS
PROPERTY AND RELATED DEPLETION: Energen Resources follows the successful efforts method of accounting for costs incurred in the exploration and development of oil and gas reserves. Lease acquisition costs are capitalized initially, and unproved properties are reviewed periodically to determine if there has been impairment of the carrying value, with any such impairment charged to exploration expense currently. Exploratory drilling costs are capitalized pending determination of proved reserves. If proved reserves are not discovered, the exploratory drilling costs are expensed. Other exploration costs, including geological and geophysical costs, are expensed as incurred. All development costs are capitalized. Depreciation, depletion and amortization is determined on a field-by-field basis using the unit-of-production method based on proved reserves. A provision for anticipated abandonment and restoration costs at the end of a property's useful life is made through depreciation expense.

OPERATING REVENUE: : Energen Resources utilizes the sales method of accounting to recognize oil and gas production revenue. Under the sales method, revenue is recognized for the Company's total takes of oil and gas production, and over-production liabilities are established only when it is estimated that a property's over-produced volumes exceed the net share of remaining reserves for such property. Energen Resources has no material production imbalances at September 30, 1999. Gains and losses on the sale of property in the ordinary course of business are classified as operating revenue.

DERIVATIVE COMMODITY INSTRUMENTS: Energen Resources periodically enters into derivative commodity instruments to hedge its exposure to oil and gas price fluctuations. Such instruments include regulated natural gas and crude oil futures contracts traded on the New York Mercantile Exchange and over-the-counter swaps and basis hedges with major energy derivative product specialists. These transactions are accounted for under the hedge method of accounting. Under this method, any unrealized gains and losses are recorded as a current receivable/payable with a corresponding deferred gain/loss. Realized gains and losses are deferred as current liabilities or assets until the revenues from the related hedged volumes are recognized in the income statement. Cash flows from derivative instruments are recognized as incurred through changes in working capital. All hedge transactions are subject to the Company's risk management policy, approved by the Board of Directors, which does not permit speculative positions. To apply the hedge method of accounting, management must demonstrate that a high correlation exists between the value of the derivative commodity instrument and the value of the item hedged. In doing so, management uses the historic and current relationships between the derivative instruments and the sales prices of the hedged volumes.

D. INCOME TAXES
The Company uses the liability method of accounting for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under this method, a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences as well as tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period of the change.

E. CASH EQUIVALENTS
The Company includes highly liquid marketable securities and debt instruments purchased with a maturity of three months or less in cash equivalents.

F. EARNINGS PER SHARE
In accordance with SFAS No. 128, Earnings Per Share, the Company's basic earnings per share amounts have been computed based on the weighted-average number of common shares outstanding. Diluted earnings per share amounts reflect the assumed issuance of common shares for all potentially dilutive securities (see Note 14).

G. ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates with regard to these financial statements include the estimate of proved oil and gas reserves and the related present value of estimated future net revenues therefrom (see Note 16).

2. REGULATORY MATTERS
As an Alabama utility, Alagasco is subject to regulation by the APSC which, in 1983, established the Rate Stabilization and Equalization (RSE) rate-setting process. RSE was extended with modifications in 1985, 1987 and 1990. On October 7, 1996, RSE was extended, without change, for a five-year period through January 1, 2002. Under the terms of that extension, RSE will continue after January 1, 2002, unless, after notice to the Company and a hearing, the Commission votes to either modify or discontinue its operation. Under RSE as extended, the APSC conducts quarterly reviews to determine, based on Alagasco's projections and fiscal year-to-date performance, whether Alagasco's return on equity for the fiscal year will be within the allowed range of 13.15 percent to
13.65 percent. Reductions in rates can be made quarterly to bring the projected return within the allowed range; increases, however, are allowed only once each fiscal year, effective December 1, and cannot exceed 4 percent of prior-year revenues. RSE limits the utility's equity upon which a return is permitted to 60 percent of total capitalization and provides for certain cost control measures designed to monitor Alagasco's operations and maintenance (O&M) expense. If the change in O&M expense per customer falls within 1.25 percentage points above or below the Consumer Price Index For All Urban Customers (index range), no adjustment is required. If the change in O&M expense per customer exceeds the index range, three-quarters of the difference is returned to customers. To the extent the change is less than the index range, the utility benefits by one-half of the difference through future rate adjustments. In fiscal 1999, the increase in O&M expense per customer was below the index range; as a result the utility benefited by $0.7 million. Under RSE as extended, a $6.6 million annual increase in revenue became effective December 1, 1998, an $11.8 million annual increase in revenue became effective December 1, 1997, and a $2.5 million annual decrease in revenue became effective July 1, 1998.

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

The APSC approved an Enhanced Stability Reserve (ESR), beginning fiscal year 1998, to which Alagasco may charge the full amount of: (1) extraordinary O&M expenses resulting from force majeure events such as storms, severe weather, and outages, when one or a combination of two such events results in more than $200,000 of additional O&M expense during a fiscal year; or (2) individual industrial and commercial customer revenue losses that exceed $250,000 during the fiscal year, if such losses cause Alagasco's return on equity to fall below
13.15 percent. The APSC approved the reserve on October 6, 1998, in the amount of $3.9 million; the maximum approved funding level of the ESR is $4 million. Following a year in which a charge against the ESR is made, the APSC provides for accretions to the ESR of no more than $40,000 monthly until the maximum funding level is achieved. The APSC will re-evaluate the operation of the ESR following the conclusion of Alagasco's fiscal year 2000.

In accordance with APSC-directed regulatory accounting procedures, Alagasco in 1989 began returning to customers excess utility deferred taxes which resulted from a reduction in the federal statutory tax rate from 46 percent to 34 percent using the average rate assumption method. This method provides for the return to ratepayers of excess deferred taxes over the lives of the related assets. In 1993 those excess taxes were reduced as a result of a federal tax rate increase from 34 percent to 35 percent. Remaining excess utility deferred taxes of $1.7 million are being returned to ratepayers over approximately 11 years. At September 30, 1999 and 1998, a regulatory liability related to income taxes of $2.1 million and $2.9 million, respectively, was included in the consolidated financial statements.

As of November 1, 1998, the Company offered a Voluntary Early Retirement Program to certain eligible employees. The APSC has allowed these costs to be amortized over a three-year period. At September 30, 1999, a regulatory asset of $2.4 million for costs associated with this early retirement program is included in the consolidated financial statements.

The excess of total acquisition costs over book value of net assets of acquired municipal gas distribution systems is included in utility plant and is being amortized through Alagasco's rate-setting mechanism on a straight-line basis over approximately 23 years. At September 30, 1999 and 1998, the net acquisition adjustment was $14.4 million and $15.4 million, respectively.

3. LONG-TERM DEBT AND NOTES PAYABLE

Long-term debt consists of the following:
As of September 30, (in thousands)                                                                 1999            1998
---------------------------------------------------------------------------------------------------------------------------
Energen Corporation:
   Medium-term Notes, interest ranging from 6.6% to 8.09%, for notes
     redeemable September 20, 2001, to February 15, 2028                                         $ 225,000        $ 225,000
   8% Debentures, due up to $1,000,000 annually to February 1, 2007                                 18,679           18,689
   Series 1993 Notes, interest ranging from 6.10% to 7.25%, due annually in payments ranging from $955,000 to $1,584,000 from March 1, 2000,
     to March 1, 2008                                                                               11,024           11,883
Alabama Gas Corporation:
   Medium-term Notes, interest ranging from 5.85% to 7.97%, for notes
     redeemable December 16, 2000, to September 23, 2026                                           119,650          125,000
---------------------------------------------------------------------------------------------------------------------------
Total                                                                                              374,353          380,572
Less amounts due within one year                                                                     1,955            7,209
Less unamortized debt discount                                                                         574              581
---------------------------------------------------------------------------------------------------------------------------
Total                                                                                            $ 371,824        $ 372,782
---------------------------------------------------------------------------------------------------------------------------

The aggregate maturities of long-term debt for the next five years are as follows:



                                          Years ending September 30, (in thousands)
---------------------------------------------------------------------------------------------------------------------------
               2000                 2001                    2002                 2003                    2004
---------------------------------------------------------------------------------------------------------------------------
             $ 1,955              $ 18,648                $ 17,077              $ 15,139               $ 12,155
---------------------------------------------------------------------------------------------------------------------------

The Company is subject to various restrictions on the payment of dividends. Under its 8 percent debentures, the most restrictive provision states that dividends or other distributions with respect to common stock may not be made unless the Company maintains a minimum consolidated tangible net worth of $80 million; at September 30, 1999, Energen had a tangible net worth of $361 million.

Energen and Alagasco had short-term credit lines and other credit facilities of $249 million available as of September 30, 1999 to either entity for working capital needs. At September 30, 1999, the Company borrowed $30 million under a separate agreement to purchase U.S. Treasury securities for tax planning purposes, and the securities were pledged as collateral on the debt. In total, at September 30, 1999 and 1998, the Company had $140.9 million and $100.6 million, respectively, of borrowings to purchase U.S. Treasury securities for tax planning. These securities matured in early October, and the proceeds were used to repay such borrowings. The following is a summary of information relating to notes payable to banks:


As of September 30, (in thousands)                                               1999              1998             1997
--------------------------------------------------------------------------------------------------------------------------
Amount outstanding                                                             $ 238,000         $ 153,000      $  152,000
Amount outstanding under separate agreement                                       30,000                --          50,000
--------------------------------------------------------------------------------------------------------------------------
Notes payable to banks                                                         $ 268,000         $ 153,000       $ 202,000
Available for borrowings                                                          11,000            75,000          51,000
--------------------------------------------------------------------------------------------------------------------------
   Total                                                                       $ 279,000         $ 228,000      $  253,000
--------------------------------------------------------------------------------------------------------------------------
Maximum amount outstanding at any month-end                                    $ 268,000         $ 180,000      $  202,000
Average daily amount outstanding                                               $ 154,427         $  81,008      $   87,648
Weighted average interest rates based on:
   Average daily amount outstanding                                                 5.40%             5.92%           5.87%
   Amount outstanding at year-end                                                   5.70%             5.77%           5.96%
---------------------------------------------------------------------------------------------------------------------------

Total interest expense for Energen in 1999, 1998 and 1997 was $37,173,000, $30,001,000, and $22,906,000, respectively.

4. SHAREHOLDERS' EQUITY
On January 28, 1998, Energen announced a 2-for-1 split of the Company's common stock. The split was in the form of a 100 percent stock dividend and was payable on March 2, 1998, to shareholders of record on February 13, 1998. All per-share amounts and the number of shares of capital stock outstanding have been retroactively adjusted to reflect the stock split. Effective January 30, 1998, the Restated Certificate of Incorporation of Energen Corporation was amended to increase Energen's authorized common stock, par value $0.01 per share, from 30,000,000 shares to 75,000,000 shares.

In accordance with Emerging Issues Task Force Issue 97-14, Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested, amounts earned under the Deferred Compensation Plan and invested in common stock of the Company have been recorded as treasury stock, along with the related deferred compensation obligation in the Consolidated Statements of Shareholders' Equity.

5. INCOME TAXES
The components of income taxes consist of the following:

For the years ended September 30, (in thousands)                                  1999             1998            1997
---------------------------------------------------------------------------------------------------------------------------
Taxes estimated to be payable currently:
   Federal                                                                      $ 11,639          $ 11,828          $ 4,976
   State                                                                           1,718             1,827            1,254
---------------------------------------------------------------------------------------------------------------------------
     Total current                                                                13,357            13,655            6,230
---------------------------------------------------------------------------------------------------------------------------
Taxes deferred:
   Federal                                                                       (13,062)          (15,342)          (3,123)
   State                                                                            (160)             (534)             (10)
----------------------------------------------------------------------------------------------------------------------------
     Total deferred                                                              (13,222)          (15,876)          (3,133)
----------------------------------------------------------------------------------------------------------------------------
Total income tax expense (benefit)                                              $    135          $ (2,221)         $ 3,097
---------------------------------------------------------------------------------------------------------------------------

Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities for 1999 and 1998 are as follows:

As of September 30, (in thousands)                                        1999                             1998
---------------------------------------------------------------------------------------------------------------------------
                                                               Current         Noncurrent         Current        Noncurrent
---------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
   Minimum tax credit                                          $     --         $ 39,068          $     --         $ 30,288
   Insurance and accruals                                         2,395               --             2,566               --
   Pension and other costs                                        3,137               --             1,770               --
   Other, net                                                     9,868            1,881             9,076            2,305
---------------------------------------------------------------------------------------------------------------------------
     Subtotal                                                    15,400           40,949            13,412           32,593
   Valuation allowance                                               --               --                --               --
---------------------------------------------------------------------------------------------------------------------------
      Total deferred tax assets                                  15,400           40,949            13,412           32,593
---------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Depreciation and basis differences                                --           19,891                --           21,153
   Other, net                                                       709                3               843              498
---------------------------------------------------------------------------------------------------------------------------
      Total deferred tax liabilities                                709           19,894               843           21,651
---------------------------------------------------------------------------------------------------------------------------
Net deferred tax assets                                        $ 14,691         $ 21,055          $ 12,569         $ 10,942
---------------------------------------------------------------------------------------------------------------------------

Total income tax expense (benefit) differs from the amount which would be provided by applying the statutory federal income tax rate of 35 percent to earnings before taxes as illustrated below:

For the years ended September 30, (in thousands)                                   1999              1998           1997
---------------------------------------------------------------------------------------------------------------------------
Income tax expense at statutory federal income tax rate                         $ 14,541          $ 11,910         $ 11,233
   Increase (decrease) resulting from:
     Nonconventional fuels credits                                               (14,839)          (14,453)          (8,058)
     Enhanced oil recovery credits                                                  (185)               --               --
     Deferred investment tax credits                                                (448)             (469)            (487)
     State income taxes, net of federal income tax benefit                         1,087               894              813
     Other, net                                                                      (21)             (103)            (404)
---------------------------------------------------------------------------------------------------------------------------
Total income tax expense (benefit)                                              $    135          $ (2,221)        $  3,097
---------------------------------------------------------------------------------------------------------------------------
Effective income tax rate (%)                                                       0.32             (6.53)            9.65
---------------------------------------------------------------------------------------------------------------------------

The Company files a consolidated federal income tax return with all of its subsidiaries. As of September 30, 1999, the amount of minimum tax credit which can be carried forward indefinitely to reduce future regular tax liability is $39.1 million. No valuation allowance with respect to deferred taxes is deemed necessary, as the Company anticipates generating adequate future taxable income to realize the benefits of all deferred tax assets on the consolidated balance sheets. The Company has evaluated its tax position and believes the financial statements properly reflect the income tax matters of the Company.

6. EMPLOYEE BENEFIT PLANS
The Company has two defined benefit non-contributory pension plans: Plan A which covers a majority of the employees and Plan B which covers employees under certain labor union agreements. Benefits are based on years of service and final earnings. The Company's policy is to use the projected unit credit actuarial method for funding and financial reporting purposes.

The status of the plans was as follows:

As of June 30, (in thousands)                                    1999              1998              1999            1998
---------------------------------------------------------------------------------------------------------------------------
                                                                         PLAN A                              PLAN B
---------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation:
Balance at beginning of year                                   $ 88,281         $ 73,758          $ 18,898         $ 16,866
Service cost                                                      2,653            2,386               299              224
Interest cost                                                     6,193            5,841             1,338            1,261
Plan amendments                                                      --            2,944               843               --
Actuarial loss (gain)                                            (8,205)           7,066            (1,803)           1,737
Special termination benefits                                      1,487               --                --               --
Benefits paid                                                   (16,568)          (3,714)           (1,348)          (1,190)
----------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                           73,841           88,281            18,227           18,898
---------------------------------------------------------------------------------------------------------------------------
Plan assets:
Fair value of plan assets at beginning of year                   90,661           84,859            23,081           20,820
Actual return on plan assets                                     18,482            9,516             2,310            3,451
Benefits paid                                                   (16,568)          (3,714)           (1,348)          (1,190)
----------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                         92,575           90,661            24,043           23,081
---------------------------------------------------------------------------------------------------------------------------
Amounts recognized in the Consolidated Balance Sheets:
Funded status of plan                                            18,734            2,380             5,816            4,183
Unrecognized actuarial loss (gain)                              (23,897)          (2,773)           (5,621)          (2,944)
Unrecognized prior service cost                                   2,790            3,025             1,398              791
Unrecognized net transition obligation (asset)                   (1,877)          (2,686)              170              226
---------------------------------------------------------------------------------------------------------------------------
Accrued pension asset (liability)                              $ (4,250)        $    (54)         $  1,763         $  2,256
---------------------------------------------------------------------------------------------------------------------------

The components of net pension expense were:
For the years ended September 30, (in thousands)

                                                    1999            1998         1997         1999        1998        1997
---------------------------------------------------------------------------------------------------------------------------
                                                                  PLAN A                                 PLAN B
---------------------------------------------------------------------------------------------------------------------------
Components of net periodic benefit cost:
Service cost                                      $ 2,653         $ 2,386      $ 2,227      $   299     $   224     $   243
Interest cost                                       6,192           5,842        5,524        1,338       1,261       1,238
Expected return on assets                          (5,937)         (5,709)      (5,766)      (1,510)     (1,346)     (1,308)
Prior service cost amortization                       235               5            5          235         207         207
Actuarial loss (gain)                                  --              --           46           --          --          --
Transition amortization                              (808)           (808)        (808)          57          57          57
---------------------------------------------------------------------------------------------------------------------------
Net periodic expense                              $ 2,335         $ 1,716      $ 1,228      $   419     $   403     $   437
---------------------------------------------------------------------------------------------------------------------------


As of September 30,                                                1999             1998              1999        1998
-------------------------------------------------------------------------------------------------------------------------
                                                                         PLAN A                             PLAN B
-------------------------------------------------------------------------------------------------------------------------
Weighted average rate assumptions
  in pension actuarial calculations:
Discount rate                                                     7.75%            7.00%             7.75%        7.00%
Expected return on plan assets                                    8.25%            8.25%             8.25%        8.25%
Rate of compensation increase                                     5.25%            4.50%                --           --
-------------------------------------------------------------------------------------------------------------------------

The Company has supplemental retirement plans with certain key executives providing payments on retirement, termination, death or disability. Expense under these agreements for 1999, 1998 and 1997 was $(75,000), $(54,000) and $399,000, respectively. At June 30, 1999 and 1998, the accumulated post-retirement benefit obligation related to these agreements was $2,620,000 and $2,901,000, respectively, and the projected benefit obligation was $7,189,000 and $7,088,000, respectively. A prepaid post-retirement benefit asset of $844,000 and $434,000 was recorded at June 30, 1999 and 1998, respectively.

In addition to providing pension benefits, the Company provides certain post-retirement health care and life insurance benefits. Substantially all of the Company's employees may become eligible for certain benefits if they reach normal retirement age while working for the Company. The projected unit credit actuarial method was used to determine the normal cost and actuarial liability.

The status of the post-retirement benefit programs was as follows:

As of June 30, (in thousands)                                     1999             1998            1999             1998
---------------------------------------------------------------------------------------------------------------------------
                                                                   SALARIED EMPLOYEES                  UNION EMPLOYEES
---------------------------------------------------------------------------------------------------------------------------
Projected post-retirement benefit obligation:
Balance at beginning of year                                   $ 29,312         $ 20,020          $ 37,751         $ 33,020
Service cost                                                      1,464              967             2,039            1,314
Interest cost                                                     2,013            2,049             2,599            2,612
Actuarial loss (gain)                                            (2,530)           7,286            (3,709)           2,165
Special termination benefits                                        338               --                --               --
Benefits paid                                                    (1,453)          (1,010)           (1,257)          (1,360)
----------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                           29,144           29,312            37,423           37,751
---------------------------------------------------------------------------------------------------------------------------
Plan assets:
Fair value of plan assets at beginning of year                   30,476           23,719            23,081           13,363
Actual return on plan assets                                      4,896            6,161             2,468            6,628
Company contribution                                              1,575            1,606             2,410            4,450
Benefits paid                                                    (1,453)          (1,010)           (1,257)          (1,360)
----------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                           35,494           30,476            26,702           23,081
---------------------------------------------------------------------------------------------------------------------------
Amounts recognized in the Consolidated Balance Sheets:
Funded status of plan                                             6,350            1,164           (10,721)         (14,670)
Unrecognized actuarial loss (gain)                              (16,468)         (12,402)           (7,266)          (5,714)
Unrecognized net transition obligation                           10,118           10,841            17,987           19,272
---------------------------------------------------------------------------------------------------------------------------
Accrued post-retirement asset (liability)                      $     --         $   (397)         $     --         $ (1,112)
----------------------------------------------------------------------------------------------------------------------------

Net periodic post-retirement benefit expense included the following:

For the years ended September 30, (in thousands)
                                                    1999           1998        1997         1999         1998        1997
---------------------------------------------------------------------------------------------------------------------------
                                                     SALARIED EMPLOYEES                            UNION EMPLOYEES
---------------------------------------------------------------------------------------------------------------------------
Components of net periodic benefit cost:
Service cost                                       $ 1,464        $   967     $   979      $ 2,039     $ 1,314      $ 1,198
Interest cost                                        2,013          2,049       2,204        2,599       2,612        2,542
Expected return on assets                           (1,448)        (1,189)     (1,117)      (1,156)       (737)        (821)
Actuarial loss (gain)                                 (590)          (510)       (568)        (129)       (107)          --
Transition amortization                                723            723         723        1,285       1,285        1,285
---------------------------------------------------------------------------------------------------------------------------
Net periodic expense                               $ 2,162        $ 2,040     $ 2,221      $ 4,638     $ 4,367      $ 4,204
---------------------------------------------------------------------------------------------------------------------------

As of September 30,                                                1999             1998              1999           1998
---------------------------------------------------------------------------------------------------------------------------
                                                                   SALARIED EMPLOYEES                  UNION EMPLOYEES
---------------------------------------------------------------------------------------------------------------------------
Weighted average rate assumptions
  in post-retirement actuarial calculations:
Discount rate                                                     7.75%            7.00%             7.75%            7.00%
Expected return on plan assets                                    8.25%            8.25%             8.25%            8.25%
Rate of compensation increase                                     5.25%            4.50%               --               --
Health care cost trend rate                                       7.50%            7.50%             7.50%            7.50%
---------------------------------------------------------------------------------------------------------------------------

The weighted average health care cost trend rate used in determining the accumulated post-retirement benefit obligation has a significant effect on the amounts reported. For example, with respect to salaried employees, increasing the weighted average health care cost trend rate by 1 percentage point would increase the accumulated post-retirement benefit obligation by 2.8 percent and the net periodic post-retirement benefit cost by 2.3 percent. For union employees, increasing the weighted average health care cost trend rate by 1 percentage point would increase the accumulated post-retirement benefit obligation by 7.2 percent and the net periodic post-retirement benefit cost by 7 percent.

For both defined benefit plans and other post-retirement plans, certain financial assumptions are used in determining the Company's projected benefit obligation. These assumptions are examined periodically by the Company, and any required changes are reflected in the subsequent determination of projected benefit obligations.

The Company has a long-term disability plan covering most salaried employees. Expense for the years ended September 30, 1999, 1998 and 1997, was $177,000, $173,000 and $163,000, respectively.

7. COMMON STOCK PLANS
A majority of Company employees are eligible to participate in the Energen Employee Savings Plan (ESP) by investing a portion of their compensation in the ESP, with the Company matching a part of the employee investment by contributing Company common stock (new issue or treasury shares) or funds for the purchase of Company common stock. The ESP also contains employee stock ownership plan provisions. At September 30, 1999, 841,313 common shares were reserved for issuance under the ESP. Expense associated with Company contributions to the ESP was $3,421,000, $3,168,000 and $3,083,000 for 1999, 1998 and 1997, respectively.

In 1992 the Company adopted the Energen Corporation 1992 Long-Range Performance Plan which provides for the award of up to 1,000,000 performance units, with each unit equal to the market value of one share of common stock, to eligible employees based on predetermined performance criteria at the end of a four-year award period. Under the Plan, a portion of the performance units is payable with Company common stock; accordingly, 700,000 shares have been reserved for issuance. Under the Plan, 100,110, 97,545, and 120,660 performance units were awarded in 1999, 1998 and 1997, respectively, leaving 181,533 performance units available for award as of September 30, 1999. The Company recorded expense of $1,530,000, $2,815,000 and $2,632,000 for 1999, 1998 and 1997, respectively, under the Plan.

In 1996 the Company amended its Dividend Reinvestment and Common Stock Purchase Plan to include a direct stock purchase feature which allows purchases by non-shareholders. Accordingly, 1,500,000 shares were added to the Plan. As of September 30, 1999, 1,059,862 common shares were reserved under this Plan.

On November 27, 1997, the Company adopted the Energen Corporation 1997 Stock Option Plan. The 1997 Stock Option Plan, along with the Energen Corporation 1988 Stock Option Plan, provides for the grant of incentive stock options, non-qualified stock options, or a combination thereof to officers and key employees. Options granted under the Plans provide for purchase of the Company's common stock at not less than the fair market value on the date the option is granted. In addition, the 1997 Option Plan provides for the grant of restricted stock with 5,500 shares being awarded in 1999. The sale or transfer of the shares is limited during the restricted period. The Company recorded expense of $30,670 in 1999 related to the restricted stock. Under the 1988 Stock Option Plan, 540,000 shares of the Company's common stock which were reserved for issuance have been granted. Under the 1997 Stock Option Plan, 1,300,000 shares of the Company's common stock have been reserved for issuance. All out-standing options are non-qualified, vest over three years from date of grant, and expire 10 years from the date of grant. Transactions under the Plans are summarized as follows:



                                                                   1997 STOCK OPTION PLAN             1988 STOCK OPTION PLAN
-----------------------------------------------------------------------------------------------------------------------------
                                                                                 Weighted Average            Weighted Average
                                                                      Shares      Exercise Price    Shares     Exercise Price
-----------------------------------------------------------------------------------------------------------------------------
Outstanding at September 30, 1996                                        --         $   --         324,112        $ 9.08
Granted                                                                  --             --         106,000         15.00
Exercised                                                                --             --          (7,000)         9.19
-----------------------------------------------------------------------------------------------------------------------------
Outstanding at September 30, 1997                                        --             --         423,112         10.56
Granted                                                             256,320          18.25          80,680         18.25
Exercised                                                                --             --          (6,000)         8.38
-----------------------------------------------------------------------------------------------------------------------------
Outstanding at September 30, 1998                                   256,320          18.25         497,792         11.83
Granted                                                              78,950          18.25              --            --
Exercised                                                                --             --         (73,716)         9.05
Forfeited                                                                --             --          (2,000)        18.25
-----------------------------------------------------------------------------------------------------------------------------
Outstanding at September 30, 1999                                   335,270         $18.25         422,076        $12.29
-----------------------------------------------------------------------------------------------------------------------------
Exercisable at September 30, 1997                                        --         $   --         317,112        $ 9.08
Exercisable at September 30, 1998                                        --         $   --         333,112        $ 9.48
Exercisable at September 30, 1999                                    85,430         $18.25         320,280        $10.90
Remaining reserved for issuance at September 30, 1999               959,230             --              --            --
-----------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about options outstanding as of September 30, 1999:

                   1997 STOCK OPTION PLAN                                            1988 STOCK OPTION PLAN
------------------------------------------------------------------------------------------------------------------------
                                            Weighted Average                                            Weighted Average
     Range of                                  Remaining                Range of                            Remaining
  Exercise Prices           Shares          Contractual Life        Exercise Prices           Shares    Contractual Life
------------------------------------------------------------------------------------------------------------------------
      $18.25               335,270            8.40 years             $8.38-$11.06            217,396          2.30 years
                                                                    $15.00-$18.25            204,680          7.67 years
------------------------------------------------------------------------------------------------------------------------
      $18.25               335,270            8.40 years             $8.38-$18.25            422,076          4.90 years
------------------------------------------------------------------------------------------------------------------------

The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Accordingly, no compensation expense has been recognized for its non-qualified stock options. Had compensation cost for these options been determined in accordance with SFAS No. 123, the Company's net income and diluted earnings per share would have been $40.9 million, or $1.37 per share, in 1999, $35.8 million, or $1.22 per share, in 1998, and $28.9 million, or $1.14 per share, in 1997.

In 1992 the Company adopted the Energen Corporation 1992 Directors Stock Plan to pay part of the compensation of its non-employee directors in shares of the Company's common stock. Under the Plan, 4,914, 6,813 and 6,124 shares were issued in 1999, 1998 and 1997, respectively, leaving 152,693 shares reserved for issuance as of September 30, 1999.

On June 24, 1998, the Company adopted a Shareholder Rights Plan (the 1998 Plan) designed to protect shareholders from coercive or unfair takeover tactics. Under certain circumstances, the 1998 plan provides shareholders with the right to acquire the Company's Series 1998 Junior Participating Preferred Stock (or, in certain cases, securities of an acquiring person) at a significant discount. Terms and conditions are set forth in a Rights Agreement between the Company and its Rights Agent. Under the 1998 plan, one right is associated with each outstanding share of common stock. Rights outstanding under the 1998 Plan at September 30, 1999, were convertible into 299,040 shares of Series 1998 Junior Participating Preferred Stock (1/100 share of preferred stock for each full right) subject to adjustment upon occurrence of certain take-over related events. No rights were exercised or exercisable during the period. The price at which the rights would be exercised is $70 per right, subject to adjustment upon occurrence of certain take-over related events. In general, absent certain take-over related events as described in the Plan, the rights may be redeemed prior to the July 27, 2008, expiration for $0.01 per right.

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

LEGAL MATTERS: Energen and its affiliates are, from time to time, parties to various pending or threatened legal proceedings. Certain of these lawsuits include claims for punitive damages in addition to other specified relief. Based upon information presently available, and in light of available legal and other defenses, contingent liabilities arising from threatened and pending litigation are not considered material in relation to the respective financial positions of Energen and its affiliates. It should be noted, however, that Energen and its affiliates conduct business in Alabama and other jurisdictions in which the magnitude and frequency of punitive damage awards may bear little or no relation to culpability or actual damages, thus making it increasingly difficult to predict litigation results. Various legal proceedings arising in the normal course of business are in progress currently, and the Company has accrued a provision for estimated costs.

LEASE OBLIGATIONS: In January 1999 Alagasco closed on a sale-leaseback of the Company's headquarters building. The proceeds from the sale approximated the investment in the facility. The building is being leased back from the purchaser over a 25 year lease term and the related lease is accounted for as an operating lease. Total lease payments related to leases included as operating lease expense, inclusive of the sale-leaseback, were $5,665,000, $5,271,000 and $3,987,000 in 1999, 1998 and 1997, respectively. Minimum future rental payments required after 1999 under leases with initial or remaining noncancelable lease terms in excess of one year are as follows:

                                          Years ending September 30, (in thousands)
---------------------------------------------------------------------------------------------------------------------------
           2000               2001                 2002              2003            2004            2005 and thereafter
---------------------------------------------------------------------------------------------------------------------------
          $ 3,580            $ 3,187              $ 2,649           $ 2,605         $ 2,503                $51,713
---------------------------------------------------------------------------------------------------------------------------

9. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information concerning cash flow activities is as follows:

For the years ended September 30, (in thousands)                                  1999                1998           1997
Interest paid                                                                   $ 36,646          $ 28,442         $ 18,385
Income taxes paid                                                               $ 12,925          $ 12,764         $  6,308
Noncash investing activities
  Capitalized depreciation                                                      $    265          $    187         $    168
  Allowance for funds used during construction                                  $    374          $    400         $    490
Noncash financing activities (debt issuance costs)                              $     --          $    875         $    585

10. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
FINANCIAL INSTRUMENTS: The fair value of cash and cash equivalents, trade receivables (net of allowance), and short-term debt approximates fair value due to the short maturity of the instruments. The fair value of fixed-rate long-term debt, including the current portion, with a carrying value of $374,353,000, would be $372,972,000 at September 30, 1999. The fair value was based on the market value of debt with similar maturities and current interest rates.

The Company has entered into an agreement with a financial institution whereby it can sell on an ongoing basis, with recourse, certain installment receivables related to its merchandising program up to a maximum of $20 million. During 1999, 1998 and 1997, the Company sold $6,391,000, $8,100,000 and $7,926,000, respectively, of installment receivables. At September 30, 1999 and 1998, the balance of these installment receivables was $15,690,000 and $17,105,000, respectively. Receivables sold under this agreement are considered financial instruments with off-balance sheet risk. The Company's exposure to credit loss in the event of non-performance by customers is represented by the balance of installment receivables.

PRICE RISK: Energen Resources periodically enters into derivative commodity instruments to hedge its exposure to oil and gas price fluctuations. Such instruments include regulated natural gas and crude oil futures contracts traded on the New York Mercantile Exchange and over-the-counter swaps and basis hedges with major energy derivative product specialists. These transactions are accounted for under the hedge method of accounting. Under this method, any unrealized gains and losses are recorded as a current receivable/payable with a corresponding deferred gain/loss. Realized gains and losses are deferred as current liabilities or assets until the revenues from the related hedged volumes are recognized in the income statement. Cash flows from derivative instruments are recognized as incurred through changes in working capital. The Company had deferred losses of $16.5 million and deferred gains of $0.6 million on the balance sheet at September 30, 1999 and 1998, respectively.

At September 30, 1999, Energen Resources has entered into contracts and swaps for 41.6 Bcf of its fiscal year 2000 flowing gas production at an average contract price of $2.45 per Mcf and 1,732 MBbl of its oil production at an average contract price of $17.51 per barrel. The program has been extended into fiscal year 2001, with contracts and swaps in place for 14.6 Bcf of flowing gas production at an average contract price of $2.55 per Mcf. Realized prices are anticipated to be lower than hedged prices due to basis difference and other factors. To help mitigate this variance, the Company has hedged the basis difference on 12.0 Bcf of its fiscal year 2000 San Juan Basin production.

All hedge transactions are subject to the Company's risk management policy, approved by the Board of Directors, which does not permit speculative positions. To apply the hedge method of accounting, management must demonstrate that a high correlation exists between the value of the derivative commodity instrument and the value of the item hedged. In doing so, management uses the historic and current relationships between the derivative instruments and the sales prices of the hedged volumes.

CONCENTRATION OF CREDIT RISK: Natural gas distribution operating revenues and related accounts receivable are generated from state-regulated utility natural gas sales and transportation to approximately 470,000 residential, commercial and industrial customers located in central and north Alabama. A change in economic conditions may affect the ability of customers to meet their obligations; however, the Company believes that its provision for possible losses on uncollectible accounts receivable is adequate for its credit loss exposure.

Revenues and related accounts receivable from exploration and production operations primarily are generated from the sale of produced natural gas and oil. This industry concentration has the potential to affect the Company's overall exposure to credit risk, either positively or negatively, in that the customers may be affected similarly by changes in economic, industry, or other conditions. The Company is not aware of any significant credit risks which have not been recognized in the provision for doubtful accounts.

11. ACCOUNTING FOR LONG-LIVED ASSETS
SFAS No.121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, requires that an impairment loss be recognized when the carrying amount of an asset exceeds the sum of the undiscounted estimated future cash flow of the asset. The Statement also provides that all long-lived assets to be disposed of be reported at the lower of the carrying amount or fair value. Accordingly, during the fourth quarter of 1997, the Company recorded a pre-tax writedown of $2.1 million on certain oil and gas properties that were being held for sale. The properties had 9.7 Bcf of proved undeveloped reserves. The expense was recorded as additional depreciation, depletion and amortization. During fiscal year 1998, these properties were sold for a gain of $365,000.

During the second fiscal quarter of 1998, Energen Resources recorded a pre-tax writedown of $4.7 million as additional depreciation, depletion and amortization on certain oil and gas properties, adjusting the carrying amount of the properties to their fair value based upon expected future discounted cash flows. This writedown primarily reflected the impact of a decline in crude oil prices.

12. RECENT PRONOUNCEMENTS OF THE FASB
In fiscal 1999, the Company adopted SFAS No. 130, Reporting Comprehensive Income, which requires the reporting and display of comprehensive income and its components in an entity's financial statements. Currently there are no differences between the Company's net income and comprehensive income. The Company also adopted SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, which revises employers' disclosures about pensions and other postretirement benefit plans. This pronouncement relates solely to disclosure provisions and has no effect on the results of operations or financial position of the Company.

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments. The Company is required to adopt this statement in fiscal year 2001. The impact of this pronouncement on the Company currently is being evaluated.

13. SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)
The following data summarizes quarterly operating results. The Company's business is seasonal in character and strongly influenced by weather conditions.



                                                                                   1999 Fiscal Quarters
                                                                                 ----------------------
(In thousands, except per share amounts)                       First             Second            Third          Fourth
--------------------------------------------------------------------------------------------------------------------------
Operating revenues                                            $ 113,968         $ 188,390       $ 108,520        $  86,639
Operating income                                              $  12,961         $  50,779       $  13,402        $     241
Net income (loss)                                             $   3,842         $  42,369       $   3,513        $  (8,314)
Basic earnings (loss) per average common share                $    0.13         $    1.43       $    0.12        $   (0.28)
Diluted earnings (loss) per average common share              $    0.13         $    1.42       $    0.12        $   (0.28)
--------------------------------------------------------------------------------------------------------------------------
                                                                                   1998 Fiscal Quarters
(In thousands, except per share amounts)                        First             Second           Third            Fourth
--------------------------------------------------------------------------------------------------------------------------
Operating revenues                                            $ 125,888         $ 197,973       $ 100,712        $  78,054
Operating income (loss)                                       $  13,142         $  44,426       $   6,806        $  (2,889)
Net income (loss)                                             $   6,127         $  40,292       $     (85)       $ (10,085)
Basic earnings (loss) per average common share                $    0.21         $    1.39       $    0.00        $   (0.34)
Diluted earnings (loss) per average common share              $    0.21         $    1.37       $    0.00        $   (0.34)
---------------------------------------------------------------------------------------------------------------------------

14. RECONCILIATION OF EARNINGS PER SHARE
Years ended September 30,
(in thousands, except per share amounts)

-------------------------------------------------------------------------------------------------------------------------------
                                          1999                            1998                               1997
-------------------------------------------------------------------------------------------------------------------------------
                                                   PER SHARE                         Per Share                        Per Share
                                  INCOME   SHARES    AMOUNT       Income     Shares    Amount     Income     Shares     Amount
-------------------------------------------------------------------------------------------------------------------------------
BASIC EPS                        $ 41,410   29,644    $ 1.40    $ 36,249     29,084    $ 1.25     $ 28,997   25,126     $  1.15
Effect of Dilutive Securities
   Long-range performance
     shares                                    160                              167                             137
   Non-qualified stock options                 117                              187                             121
-------------------------------------------------------------------------------------------------------------------------------
DILUTED EPS                      $ 41,410   29,921    $ 1.38    $ 36,249     29,438    $ 1.23     $ 28,997   25,384     $  1.14
-------------------------------------------------------------------------------------------------------------------------------


15. ACQUISITION
On October 15, 1998, Energen Resources purchased the stock of the TOTAL Minatome Corporation (TOTAL), a Houston-based unit of TOTAL American Holding Inc. Immediately upon closing the transaction, Energen Resources sold a 31 percent undivided interest in TOTAL's net assets to Westport Oil and Gas Company Inc. Energen Resources' net adjusted price totaled approximately $137.5 million, including the assumption of certain legal and financial obligations. Energen Resources gained an estimated 200 Bcf equivalent of proved domestic oil and natural gas reserves. The acquisition was accounted for as a purchase, and the results of operations since the acquisition date are included in the consolidated financial statements. A summary of net assets acquired follows:

(in thousands)
---------------------------------------------------------------------------------------------------------------------------
Oil and gas properties                                                                                            $ 137,533
Less liabilities assumed                                                                                            (13,288)
Less cash acquired                                                                                                     (429)
---------------------------------------------------------------------------------------------------------------------------
Acquisition cost, net of cash acquired                                                                            $ 123,816
---------------------------------------------------------------------------------------------------------------------------

Summarized below are the consolidated results of operations for the years ended September 30, 1999 and 1998, on an unaudited pro forma basis, as if the TOTAL acquisition had been made on October 1, 1997. The pro forma financial information is based on the Company's consolidated results of operations for the years ended September 30, 1999 and 1998, and on data provided by TOTAL after giving effect to certain pro forma adjustments. The pro forma financial information does not purport to be indicative of results of operations that would have occurred had the transactions occurred on the basis assumed above nor are they indicative of results of the future operations of the combined enterprises.

                                                                                                                (Unaudited)
Years ended September 30, (in thousands)                                                           1999              1998
---------------------------------------------------------------------------------------------------------------------------
Operating revenues                                                                               $ 497,517       $ 573,233
Net income                                                                                       $  41,410       $  35,217
Basic Earnings Per Average Common Share                                                          $    1.40       $    1.21
Diluted Earnings Per Average Common Share                                                        $    1.38       $    1.19
----------------------------------------------------------------------------------------------------------------------------

16. OIL AND GAS OPERATIONS (UNAUDITED)
The following schedules detail historical financial data of the Company's oil and gas operations. Certain terms appearing in the schedules are prescribed by the Securities and Exchange Commission (SEC) and are briefly described as follows:

LEASE ACQUISITION COSTS are costs incurred to lease or otherwise acquire a property.

EXPLORATION EXPENSES are primarily costs associated with drilling unsuccessful exploratory wells in undeveloped properties, exploratory geological and geophysical activities, and costs of impaired and expired leaseholds.

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

PRODUCTIVE WELL is an exploratory or a development well that is not a dry well.


CAPITALIZED COSTS
As of September 30, (in thousands)                                                1999             1998              1997
---------------------------------------------------------------------------------------------------------------------------
Proved                                                                         $ 659,522         $ 502,025        $ 432,095
Unproved                                                                          10,463            14,015           22,115
---------------------------------------------------------------------------------------------------------------------------
   Total capitalized costs                                                       669,985           516,040          454,210
Accumulated depreciation, depletion and amortization                             129,839            88,306           87,554
---------------------------------------------------------------------------------------------------------------------------
Capitalized costs, net                                                         $ 540,146         $ 427,734        $ 366,656
---------------------------------------------------------------------------------------------------------------------------

COSTS INCURRED The following table sets forth costs incurred in property acquisition, exploration and development activities and includes both capitalized costs and costs charged to expense during the year:

As of September 30, (in thousands)                                                1999              1998             1997
---------------------------------------------------------------------------------------------------------------------------
Property acquisition:
  Proved                                                                       $ 143,693          $ 82,814        $ 171,701
  Unproved                                                                           266             1,933           22,028
Exploration                                                                        1,919             5,593           14,847
Development                                                                       55,487            35,307           36,375
---------------------------------------------------------------------------------------------------------------------------
Total costs incurred                                                           $ 201,365         $ 125,647        $ 244,951
---------------------------------------------------------------------------------------------------------------------------

RESULTS OF OPERATIONS The following table sets forth results of the Company's oil and gas operations:


Years ended September 30, (in thousands)                                          1999             1998              1997
--------------------------------------------------------------------------------------------------------------------------
Gross revenues                                                                 $ 167,476         $ 129,978        $ 84,366
Production (lifting) costs                                                        70,230            48,388          25,486
Exploration expense*                                                               4,938             5,773           6,636
Depreciation, depletion and amortization**                                        60,891            54,411          35,393
Income tax benefit                                                                (3,045)           (5,870)         (2,299)
--------------------------------------------------------------------------------------------------------------------------
Results of operations from producing activities                                $  34,462         $  27,276        $ 19,150
--------------------------------------------------------------------------------------------------------------------------

* Includes a $3.3 million and a $2.5 million writedown of a portion of an unproved leasehold in 1999 and 1998, respectively

** Includes a writedown of $4.7 million and $2.1 million in 1998 and 1997, respectively, under SFAS 121 (see Note 11)

AVERAGE SALES PRICE, PRODUCTION COST AND DEPRECIATION RATE

Years ended September 30,                                                           1999              1998           1997
--------------------------------------------------------------------------------------------------------------------------
Average sales price:
Gas (per Mcf).                                                                    $  2.21            $  2.21       $  2.05
Oil (per barrel).                                                                 $ 11.92            $ 14.96       $ 18.08
Natural gas liquids (per barrel).                                                 $  9.58            $  8.65       $ 11.45
Average production (lifting) cost (per Mcf equivalent)                            $  0.91            $  0.84       $  0.69
Average depreciation rate (per Mcf equivalent)                                    $  0.79            $  0.87       $  0.90
--------------------------------------------------------------------------------------------------------------------------

DRILLING ACTIVITY The following table sets forth the total number of net productive and dry exploratory and development wells drilled:

Years ended September 30,                                                          1999              1998             1997
---------------------------------------------------------------------------------------------------------------------------
Exploratory:
   Productive                                                                        0.9               0.7              1.6
   Dry                                                                               1.3               1.0              1.2
---------------------------------------------------------------------------------------------------------------------------
     Total                                                                           2.2               1.7              2.8
---------------------------------------------------------------------------------------------------------------------------
Development:
   Productive                                                                       62.4              19.5             17.7
   Dry                                                                               2.3               2.9              0.7
---------------------------------------------------------------------------------------------------------------------------
     Total                                                                          64.7              22.4             18.4
---------------------------------------------------------------------------------------------------------------------------

As of September 30, 1999, the Company was participating in the drilling of 4 gross development wells, with the Company's interest equivalent to 1.93 wells.

PRODUCTIVE WELLS AND ACREAGE The following table sets forth the total gross and net productive gas and oil wells as of September 30, 1999, and developed and undeveloped acreage as of the latest practicable date prior to yearend:

                                                                                                     Gross            Net
---------------------------------------------------------------------------------------------------------------------------
Gas Wells                                                                                            3,669            1,525
Oil Wells                                                                                            3,288              487
---------------------------------------------------------------------------------------------------------------------------
Developed Acreage                                                                                1,031,772          525,157
Undeveloped Acreage                                                                                403,672           69,975
---------------------------------------------------------------------------------------------------------------------------

There were 295 wells with multiple completions with the Company's interest being an equivalent of 122.8 wells. All wells and acreage are located onshore in the United States, with the majority of the net undeveloped acreage located in the Permian Basin.

OIL AND GAS OPERATIONS The calculation of proved reserves is made pursuant to rules prescribed by the SEC. Such rules, in part, require that only proved categories of reserves be disclosed and that reserves and associated values be calculated using current realizable prices and costs. Changes to prices and costs might have a significant effect on the disclosed amount of reserves and their associated values. In addition, the estimation of reserves inherently requires the use of geologic and engineering estimates which are subject to revision as reservoirs are produced and developed and as additional information is available. Accordingly, the amount of actual future production may vary significantly from the amount of reserves disclosed. See Note 10 for pricing information regarding the hedging activities of the Company. The proved reserves are located in the United States. Until the 1999 disposition of offshore properties, reserves were located both onshore and offshore.

Year ended September 30, 1999                                                   Gas MMcf           Oil MBbl         NGL MBbl
---------------------------------------------------------------------------------------------------------------------------
Proved reserves at beginning of year                                            542,039             19,845           17,292
Revisions of previous estimates                                                  66,522              2,575            2,546
Purchases                                                                       149,158              8,870               --
Discoveries and other additions                                                  57,452              1,851            2,869
Production                                                                      (53,855)            (3,122)            (762)
Sales                                                                           (21,315)            (5,300)              (8)
----------------------------------------------------------------------------------------------------------------------------
Proved reserves at end of year                                                  740,001             24,719           21,937
---------------------------------------------------------------------------------------------------------------------------
Proved developed reserves at end of year                                        598,888             16,588           17,192
---------------------------------------------------------------------------------------------------------------------------


Year ended September 30, 1998                                                   Gas MMcf           Oil MBbl        NGL MBbl
---------------------------------------------------------------------------------------------------------------------------
Proved reserves at beginning of year                                            544,283              9,128           12,378
Revisions of previous estimates                                                 (13,006)            (1,402)           2,211
Purchases                                                                        21,590             13,284              441
Discoveries and other additions                                                  44,347                278            3,079
Production                                                                      (43,853)            (1,433)            (817)
Sales                                                                           (11,322)               (10)              --
---------------------------------------------------------------------------------------------------------------------------
Proved reserves at end of year                                                  542,039             19,845           17,292
---------------------------------------------------------------------------------------------------------------------------
Proved developed reserves at end of year                                        493,770             14,053           14,214
---------------------------------------------------------------------------------------------------------------------------


Years ended September 30, 1997                                                 Gas MMcf            Oil MBbl        NGL MBbl
---------------------------------------------------------------------------------------------------------------------------
Proved reserves at beginning of year                                            212,977              6,315               --
Revisions of previous estimates                                                  (2,910)              (110)              --
Purchases                                                                       352,373              3,650           12,880
Discoveries and other additions                                                  11,946                 83               --
Production                                                                      (29,318)              (775)            (502)
Sales                                                                              (785)               (35)              --
---------------------------------------------------------------------------------------------------------------------------
Proved reserves at end of year                                                  544,283              9,128           12,378
---------------------------------------------------------------------------------------------------------------------------
Proved developed reserves at end of year                                        511,864              8,140           12,378
---------------------------------------------------------------------------------------------------------------------------

During the year, Energen Resources invested approximately $144 million in proved property acquisitions. Energen Resources also sold approximately 53 Bcfe of proved reserves and recorded net pre-tax gains of $4.2 million.

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

Years ended September 30, (in thousands)                                         1999             1998              1997
---------------------------------------------------------------------------------------------------------------------------
Future gross revenues                                                        $ 2,272,586        $1,109,829       $1,553,333
Future production costs                                                          801,640           476,589          571,732
Future development costs                                                         102,651            67,459           74,396
---------------------------------------------------------------------------------------------------------------------------
Future net cash flows before income taxes                                      1,368,295           565,781          907,205
Future income tax expense (benefit) including tax credits                        288,227            12,917          162,172
---------------------------------------------------------------------------------------------------------------------------
Future net cash flows after income taxes                                       1,080,068           552,864          745,033
Discount at 10% per annum                                                        466,214           195,606          305,679
---------------------------------------------------------------------------------------------------------------------------
Standardized measure of discounted future net cash flows
  relating to proved oil and gas reserves                                    $   613,854        $  357,258        $ 439,354
---------------------------------------------------------------------------------------------------------------------------


The following are the principal sources of changes in the standardized measure of discounted future net cash flows:


Years ended September 30, (in thousands)                                          1999              1998              1997
---------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year                                                   $ 357,258         $ 439,354        $ 170,839
---------------------------------------------------------------------------------------------------------------------------
Revisions to reserves proved in prior years:
  Net changes in prices, production costs and future
    development costs                                                            165,092          (175,156)          44,913
  Net changes due to revisions in quantity estimates                              55,993            (4,993)          (7,378)
  Development costs incurred, previously estimated                                24,529            13,722           16,743
  Accretion of discount.                                                          35,725            43,935           17,084
  Other                                                                          (12,976)          (22,329)          (1,599)
----------------------------------------------------------------------------------------------------------------------------
Total Revisions                                                                  268,363          (144,821)          69,763
New field discoveries and extensions, net of future
    production and development costs                                              40,105             9,989            8,947
Sales of oil and gas produced, net of production costs                           (93,314)          (69,732)         (53,848)
Purchases                                                                        157,437            50,010          259,918
Sales                                                                            (18,843)          (12,713)            (625)
Net change in income taxes                                                       (97,152)           85,171          (15,640)
----------------------------------------------------------------------------------------------------------------------------
Net change in standardized measure of discounted future
    net cash flows                                                               256,596           (82,096)         268,515
---------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                         $ 613,854         $ 357,258        $ 439,354
---------------------------------------------------------------------------------------------------------------------------

COALBED METHANE ACTIVITIES Energen Resources is actively engaged in the production of pipeline-quality natural gas from coal seams (coalbed methane). The results of coalbed methane activities have been included in the oil and gas disclosures shown previously. Because of the significance of coalbed methane to Energen Resources, certain data are separately disclosed below.

Years ended September 30,                                                          1999              1998            1997
----------------------------------------------------------------------------------------------------------------------------
Proved reserves at beginning of year (MMcf)                                      222,481           230,323          130,387
Revisions of previous estimates                                                   55,120             6,960            1,959
Purchases                                                                             --                --          107,228
Production.                                                                      (14,761)          (14,802)          (9,251)
----------------------------------------------------------------------------------------------------------------------------
Proved reserves at end of year (MMcf)                                            262,840           222,481          230,323
---------------------------------------------------------------------------------------------------------------------------
Estimated proved reserves qualifying for tax credits (MMcf)                       35,602            45,309           55,776
---------------------------------------------------------------------------------------------------------------------------
Net capitalized costs (in thousands)                                           $ 133,773         $ 139,001        $ 145,686
---------------------------------------------------------------------------------------------------------------------------
Gross wells in which the company has working and/or revenue interests                871               886              863
---------------------------------------------------------------------------------------------------------------------------
Net productive wells                                                               534.6             549.6            548.4
---------------------------------------------------------------------------------------------------------------------------

Section 29 of the Internal Revenue Code of 1986, as amended, provides an income tax credit against regular federal income tax liability for sales of certain fuels produced from nonconventional sources (including natural gas from coal seams). Fuels qualifying for these credits must be produced from wells drilled after December 31, 1979, and before January 1, 1993, and must be sold before January 1, 2003. The credit for natural gas from coal seams is adjusted for inflation, and the Company estimates that it will approximate $1.08 per Mcf of qualifying production for calendar year 1999. Accordingly, a significant portion of the value of proved coalbed methane reserves is associated with this tax credit.

17. INDUSTRY SEGMENT INFORMATION
The Company is principally engaged in two business segments: the purchase, distribution and sale of natural gas in central and north Alabama (natural gas distribution) and the acquisition, development, exploration and production of oil and gas in the continental United States (oil and gas operations). The accounting policies of the segments are the same as those described in Note 1. Certain reclassifications have been made to conform the prior year's financial statements to the current year presentation.

As of September 30, (in thousands)                                                1999             1998            1997
---------------------------------------------------------------------------------------------------------------------------
Operating revenues
   Natural gas distribution                                                  $   325,554         $ 369,940        $ 362,984
   Oil and gas operations                                                        171,963           132,687           85,246
---------------------------------------------------------------------------------------------------------------------------
     Total                                                                   $   497,517         $ 502,627        $ 448,230
---------------------------------------------------------------------------------------------------------------------------
Operating income (loss)
   Natural gas distribution                                                  $    46,565         $  41,663        $  38,792
   Oil and gas operations                                                         31,015            20,992           14,723
   Eliminations and corporate expenses                                              (197)           (1,170)          (1,529)
----------------------------------------------------------------------------------------------------------------------------
     Total                                                                   $    77,383         $  61,485        $  51,986
---------------------------------------------------------------------------------------------------------------------------
Depreciation, depletion and amortization expense
   Natural gas distribution                                                  $    26,730         $  25,153        $  23,486
   Oil and gas operations                                                         61,885            55,846           36,202
---------------------------------------------------------------------------------------------------------------------------
     Total                                                                   $    88,615         $  80,999        $  59,688
---------------------------------------------------------------------------------------------------------------------------
Interest expense
   Natural gas distribution                                                  $    10,366         $  10,221        $  10,809
   Oil and gas operations                                                         27,758            20,130           12,705
   Eliminations and other                                                           (951)             (350)            (608)
---------------------------------------------------------------------------------------------------------------------------
     Total                                                                   $    37,173         $  30,001        $  22,906
---------------------------------------------------------------------------------------------------------------------------
Income tax expense (benefit)
   Natural gas distribution                                                  $    13,163         $  11,400        $  10,117
   Oil and gas operations                                                        (13,472)          (13,896)          (7,341)
   Other.                                                                            444               275              321
---------------------------------------------------------------------------------------------------------------------------
     Total                                                                   $       135         $  (2,221)       $   3,097
---------------------------------------------------------------------------------------------------------------------------
Capital expenditures
   Natural gas distribution                                                  $    46,029         $  54,168        $  43,277
   Oil and gas operations                                                        198,577           120,991          239,718
   Other                                                                              53                 6               15
---------------------------------------------------------------------------------------------------------------------------
     Total                                                                   $   244,659         $ 175,165        $ 283,010
---------------------------------------------------------------------------------------------------------------------------
Identifiable assets
   Natural gas distribution                                                  $   410,001         $ 408,149        $ 390,381
   Oil and gas operations.                                                       604,857           464,214          416,119
   Eliminations and other.                                                       170,037           121,092          113,297
---------------------------------------------------------------------------------------------------------------------------
     Total                                                                   $ 1,184,895         $ 993,455        $ 919,797
---------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net
   Natural gas distribution.                                                 $   317,119         $ 324,995        $ 296,228
   Oil and gas operations                                                        543,888           431,275          370,677
   Other                                                                             100                74               98
---------------------------------------------------------------------------------------------------------------------------
     Total                                                                   $   861,107         $ 756,344        $ 667,003
---------------------------------------------------------------------------------------------------------------------------

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

Management maintains a comprehensive system of internal accounting controls and relies on the system to discharge its responsibility for the integrity of the financial statements. This system provides reasonable assurance that corporate assets are safeguarded and that transactions are recorded in such a manner as to permit the preparation of materially reliable financial information. Reasonable assurance recognizes that the cost of a system of internal accounting controls should not exceed the related benefits. This system of internal accounting controls is augmented by written policies and procedures, internal auditing, and the careful selection and training of qualified personnel. As of September 30, 1999, management was aware of no material weaknesses in Energen's system of internal accounting controls.

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

The functioning of the accounting system and related internal accounting controls is under the general oversight of the Audit Committee of the Board of Directors, which is comprised of three outside Directors. The Audit Committee meets regularly with the independent public accountants and representatives of management to discuss matters regarding internal accounting controls, auditing and financial reporting.

                               /s/ Geoffrey C. Ketcham
                               --------------------------------------
                               Geoffrey C. Ketcham
                               Executive Vice President,
                               Chief Financial Officer and Treasurer

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders of Energen:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Energen Corporation and Subsidiaries at September 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                               /s/ PricewaterhouseCoopers LLP
                               --------------------------------------
                               PricewaterhouseCoopers LLP
                               Birmingham, Alabama
                               October 27, 1999

SELECTED FINANCIAL AND COMMON STOCK DATA
Energen Corporation

Years ended September 30,
(dollars in thousands, except per share amounts)                   1999             1998             1997           1996
---------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT
Operating revenues                                             $  497,517        $ 502,627         $ 448,230      $ 399,442
Income before cumulative effect of change
   in accounting principle                                     $   41,410        $  36,249         $  28,997      $  21,541
Net income                                                     $   41,410        $  36,249         $  28,997      $  21,541
Basic earnings per share before cumulative effect              $     1.40        $    1.25         $    1.15      $    0.98
Basic earnings per average common share                        $     1.40        $    1.25         $    1.15      $    0.98
Diluted earnings per average common share                      $     1.38        $    1.23         $    1.14      $    0.97
---------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET
Capitalization at year-end:
   Common shareholders' equity                                 $  361,504        $ 329,249         $ 301,143      $ 188,405
   Preferred stock                                                     --               --                --             --
   Long-term debt                                                 371,824          372,782           279,602        195,545
---------------------------------------------------------------------------------------------------------------------------
   Total capitalization                                        $  733,328        $ 702,031         $ 580,745      $ 383,950
   ------------------------------------------------------------------------------------------------------------------------
Total assets                                                   $1,184,895        $ 993,455         $ 919,797      $ 569,410
---------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                             $  861,107        $ 756,344         $ 667,003      $ 444,916
---------------------------------------------------------------------------------------------------------------------------
COMMON STOCK DATA
Annual dividend rate at year-end                               $     0.66        $    0.64         $    0.62      $    0.60
Cash dividends paid per common share                           $    0.645        $   0.625         $   0.605      $   0.585
Book value per common share                                    $    12.09        $   11.23         $   10.46      $    8.44
Market-to-book ratio at year-end (%)                                  167              169               170            142
Yield at year-end (%)                                                 3.3              3.4               3.5            5.0
Return on average common equity (%)                                  11.7             11.1              11.9           11.6
Price-to-earnings (diluted) ratio at year-end                        14.7             15.4              15.6           12.4
Shares outstanding at year-end (000)                               29,904           29,327            28,796         22,325
Price Range:
   High                                                        $   20 3/8        $  22 1/2         $18   7/8      $12 11/16
   Low                                                         $   13 1/8        $  15 1/8         $11   7/8      $10 11/16
   Close                                                       $   20 1/4        $  19             $17 25/32      $12
---------------------------------------------------------------------------------------------------------------------------

Note: All information prior to 1990 includes the effects of discontinued operations. All information has been adjusted to reflect the 2-for-1 stock split effective March 2, 1998.

    1995        1994         1993         1992         1991         1990        1989
---------------------------------------------------------------------------------------

$ 318,580    $ 374,503    $ 355,878    $ 331,065    $ 324,902    $ 324,022    $ 308,604

$  19,308    $  23,751    $  18,081    $  15,687    $  14,112    $  11,267    $   6,422
$  19,308    $  23,751    $  18,081    $  16,628    $  14,112    $  11,267    $   6,422
$    0.89    $    1.10    $    0.88    $    0.77    $    0.71    $    0.58    $    0.34
$    0.89    $    1.10    $    0.88    $    0.82    $    0.71    $    0.58    $    0.34
$    0.88    $    1.09    $    0.88    $    0.82    $    0.71    $    0.58    $    0.34
---------------------------------------------------------------------------------------

$ 173,924    $ 167,026    $ 140,313    $ 129,858    $ 121,995    $ 113,316    $ 107,950
       --           --           --        1,800        1,800        1,800        2,450
  131,600      118,302       85,852       90,609       77,677       82,835       86,188
---------------------------------------------------------------------------------------
$ 305,524    $ 285,328    $ 226,165    $ 222,267    $ 201,472    $ 197,951    $ 196,588
---------------------------------------------------------------------------------------
$ 459,084    $ 411,314    $ 370,685    $ 342,119    $ 337,516    $ 326,350    $ 294,614
---------------------------------------------------------------------------------------
$ 327,264    $ 287,182    $ 273,097    $ 254,630    $ 273,539    $ 250,983    $ 238,329
---------------------------------------------------------------------------------------
$    0.58    $    0.56    $    0.54    $    0.52    $    0.50    $    0.47    $    0.44
$   0.565    $   0.545    $   0.525    $   0.505    $   0.478    $   0.448    $   0.422
$    7.97    $    7.65    $    6.80    $    6.38    $    6.04    $    5.74    $    5.57
      136          147          182          142          150          157          190
      5.3          5.0          4.4          5.7          5.5          5.2          4.2
     11.0         14.6         13.0         13.0         11.6         10.0          6.0
     12.4         10.3         14.1         11.1         12.8         15.5         31.1
   21,820       21,836       20,641       20,365       20,209       19,745       19,389

$  11 3/4    $ 13 5/16    $13   3/8    $  9 7/16    $ 10         $  10 3/4    $12  3/16
$   9 7/8    $  9  5/8    $ 8 13/16    $  7  1/2    $  8         $   8        $ 7 11/16
$  10 7/8    $ 11  1/4    $12   3/8    $  9 1/16    $  9 1/16    $   9        $10  9/16
---------------------------------------------------------------------------------------

SELECTED BUSINESS SEGMENT DATA
Energen Corporation

Years ended September 30,
(dollars in thousands)                                1999              1998              1997           1996
---------------------------------------------------------------------------------------------------------------
NATURAL GAS DISTRIBUTION
Operating revenues
   Residential                                      $ 209,263        $ 241,964         $ 237,022      $ 236,583
   Commercial and industrial-small                     77,254           89,361            87,477         87,912
   Commercial and industrial-large                         --               --                --             --
   Transportation                                      34,541           35,246            33,080         30,408
   Other                                                4,496            3,369             5,405          2,349
---------------------------------------------------------------------------------------------------------------
     Total                                          $ 325,554        $ 369,940         $ 362,984      $ 357,252
---------------------------------------------------------------------------------------------------------------
Gas delivery volumes (MMcf)
   Residential                                         24,751           31,079            28,357         34,963
   Commercial and industrial-small                     11,662           13,705            12,554         15,002
   Commercial and industrial-large                         --               --                --             --
   Transportation                                      66,356           70,563            65,622         61,458
---------------------------------------------------------------------------------------------------------------
     Total                                            102,769          115,347           106,533        111,423
---------------------------------------------------------------------------------------------------------------
Average number of customers
   Residential                                        425,937          423,602           422,878        418,486
   Commercial, industrial and transportation           35,111           34,782            34,485         34,082
---------------------------------------------------------------------------------------------------------------
     Total                                            461,048          458,384           457,363        452,568
---------------------------------------------------------------------------------------------------------------
Other data
   Depreciation & amortization                      $  26,730        $  25,153         $  23,486      $  21,269
   Capital expenditures                             $  46,029        $  54,168         $  43,277      $  43,175
   Operating income                                 $  46,565        $  41,663         $  38,792      $  35,270
---------------------------------------------------------------------------------------------------------------
OIL AND GAS OPERATIONS
Operating revenues
   Natural gas                                      $ 117,136        $  97,123         $  60,228      $  24,262
   Oil                                                 37,227           21,452            13,981         10,313
   Natural gas liquids                                  7,296            7,061             5,772             --
   Other                                               10,304            7,051             5,265          7,615
---------------------------------------------------------------------------------------------------------------
     Total                                          $ 171,963        $ 132,687         $  85,246      $  42,190
---------------------------------------------------------------------------------------------------------------
Production volumes
   Natural gas (MMcf)                                  53,855           43,853            29,318         12,308
   Oil (MBbl)                                           3,122            1,433               775            635
   Natural gas liquids (MBbl)                             762              817               502             --
---------------------------------------------------------------------------------------------------------------
Proved reserves
   Natural gas (MMcf)                                 740,001          542,039           544,283        212,977
   Oil (MBbl)                                          24,719           19,845             9,128          6,315
   Natural gas liquids (MBbl)                          21,937           17,292            12,378             --
---------------------------------------------------------------------------------------------------------------

   1995         1994         1993         1992         1991         1990         1989
---------------------------------------------------------------------------------------

$ 194,089    $ 229,019    $ 216,587    $ 198,676    $ 195,250    $ 188,168    $ 170,302
   68,409       84,443       83,069       78,799       84,260       85,588       85,477
      290          790        1,223        6,501        8,916       13,596       25,000
   30,490       29,321       27,382       25,089       22,890       22,734       19,574
    2,687        1,064        2,299        1,661       (2,188)         873          731
---------------------------------------------------------------------------------------
$ 295,965    $ 344,637    $ 330,560    $ 310,726    $ 309,128    $ 310,959    $ 301,084
---------------------------------------------------------------------------------------

   27,489       31,254       30,957       29,119       26,262       28,653       27,210
   12,289       13,536       13,853       13,860       14,837       16,581       17,946
       29          106          282        2,654        3,411        4,786        9,494
   61,640       52,635       49,346       46,235       41,447       39,117       34,447
---------------------------------------------------------------------------------------
  101,447       97,531       94,438       91,868       85,957       89,137       89,097
---------------------------------------------------------------------------------------

  410,515      402,531      395,057      387,871      382,747      379,362      365,572
   33,163       32,606       32,315       31,773       31,471       31,607       30,534
---------------------------------------------------------------------------------------
  443,678      435,137      427,372      419,644      414,218      410,969      396,106
---------------------------------------------------------------------------------------

$  19,368    $  17,941    $  17,206    $  17,154    $  17,126    $  16,131    $  14,657
$  42,780    $  38,473    $  22,107    $  20,228    $  19,565    $  19,565    $  39,156
$  32,513    $  30,017    $  26,381    $  25,915    $  25,209    $  21,080    $  18,548
---------------------------------------------------------------------------------------

$  14,748    $  17,292    $  11,449    $  10,364    $   9,889    $  11,121    $  11,735
    3,765        2,725        3,484        2,559        1,839        1,411        1,468
       --           --           --           --           --           --           --
    4,100        3,546        2,753          (44)      (3,203)      (5,927)      (8,286)
---------------------------------------------------------------------------------------
$  22,613    $  23,563    $  17,686    $  12,879    $   8,525    $   6,605    $   4,917
---------------------------------------------------------------------------------------

    8,597        9,169        6,245        6,415        5,927        4,954        4,964
      250          191          204          145           88           80           95
       --           --           --           --           --           --           --
---------------------------------------------------------------------------------------

   71,267       60,057       67,298       51,329       73,279       57,532       29,860
    3,986        1,485        1,289          338          402          330          264
       --           --           --           --           --           --           --
---------------------------------------------------------------------------------------